Form 10-K, Exhibit 13
period 1993-12-31
OHIO POWER CO
filed 1994-03-29
CIK 73986

Selected Consolidated Financial Data
                                                  Year Ended December 31,
                                    1993        1992       1991        1990        1989
                                                        (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues              $1,708,577  $1,691,597  $1,679,168  $1,778,824  $1,835,934
  Operating Expenses               1,440,390   1,439,826   1,412,961   1,510,112   1,534,868
  Operating Income                   268,187     251,771     266,207     268,712     301,066
  Nonoperating Income                 18,075      22,391       7,513      11,146      10,586
  Income Before Interest Charges     286,262     274,162     273,720     279,858     311,652
  Interest Charges                   100,492     113,609     107,618      99,868     103,474
  Net Income                         185,770     160,553     166,102     179,990     208,178
  Preferred Stock Dividend
    Requirements                      16,990      17,115      17,112      17,804      18,083
  Earnings Applicable to Common
    Stock                         $  168,780  $  143,438  $  148,990  $  162,186  $  190,095

                                                   December 31,
                                    1993        1992       1991        1990        1989
                                                        (in thousands)
BALANCE SHEETS DATA:

  Electric Utility Plant          $4,802,327  $4,733,782  $4,761,356  $4,624,077  $4,511,533
  Accumulated Depreciation and
     Amortization                  1,992,082   1,916,011   1,871,711   1,776,299   1,688,983
  Net Electric Utility Plant      $2,810,245  $2,817,771  $2,889,645  $2,847,778  $2,822,550

  Regulatory Assets (a)           $  645,372  $  132,020  $  170,645  $  165,731  $  184,292

  Total Assets                    $4,116,305  $3,722,354  $3,714,425  $3,613,761  $3,532,175

  Common Stock and Paid-in
    Capital                       $  784,301  $  786,108  $  786,108  $  786,110  $  786,203

  Retained Earnings                  474,500     445,955     436,689     420,755     400,635
  Total Common Shareowner's
    Equity                        $1,258,801  $1,232,063  $1,222,797  $1,206,865  $1,186,838

  Cumulative Preferred Stock:
    Not Subject to Mandatory
     Redemption                   $  126,240  $  232,978  $  232,978  $  233,133  $  242,095
    Subject to Mandatory
     Redemption (b)                  115,000        -           -           -           -
  Total Cumulative Preferred
    Stock                         $  241,240  $  232,978  $  232,978  $  233,133  $  242,095

  Long-term Debt (b)              $1,194,483  $1,366,221  $1,240,140  $1,198,314  $1,158,301
  Obligations Under Capital
    Leases (b)                    $   97,329  $   96,168  $  112,802  $  107,207  $  110,862

  Total Capitalization and
    Liabilities                   $4,116,305  $3,722,354  $3,714,425  $3,613,761  $3,532,175

(a) Effective January 1, 1993  a new accounting standard Statement of
Financial Accounting Standards No. 109, Accounting for Income Taxes, was adopted resulting in an increase in regulatory assets. (See Note 1 of the Notes to Consolidated Financial Statements).
(b) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Net Income Increased

 Net income increased  16% to $185.8 million  in 1993 due mainly  to improved retail  sales reflecting a  return to normal  weather, an  improvement in the industrial  economy in the Company's service territory and decreased interest
expense due  to refinancings and  decreased borrowings.   In 1992 net  income
decreased  3%  due to  unseasonably mild  weather,  price competition  in the short-term wholesale energy market, and increased interest charges reflecting the issuance of additional long-term debt.

Outlook

 The electric  utility industry is  expected to  undergo significant  changes for the  remainder of  the decade  because of  increasing competition  in the generation and sale of electricity and increasing energy flows resulting from
open transmission access.   Although management believes that the  Company is
well positioned, as a low cost producer, to compete, efforts will continue to
increase  effectiveness  and  productivity  through   the  restructuring  and
combination of operations with an affiliate, Columbus Southern Power Company.
These efforts have  eliminated over 200 positions  of the Company and  closed duplicate and less productive distribution facilities.

 The  Company faces additional  challenges recovering the  cost of affiliated coal-mining  operations  including the  cost  of eventual  mine  closures and reclamation, the Clean  Air Act  Amendments of 1990  and other  environmental concerns that  could  affect future  financial performance  and possibly  the
ability to  meet financial  obligations  and commitments.   While  management
believes the Company is  equipped to meet these challenges,  future financial performance is heavily  dependent on  the ability to  obtain favorable  rate-
making treatment to recover on a timely basis the Company's costs of service.

 Future results of operations will also be affected by the continued economic health of the Company's service territory, the weather, competition for wholesale sales, the market price for unaffiliated coal vs. the cost of affiliated coal, new environmental laws and regulations and the rate-making policies of the Company's regulators. Many of these factors are not generally within management's direct control yet every effort will be made to work with regulators, government officials, and current and prospective customers to positively influence these critical factors and to take advantage of the opportunities increased competition will bring.

Operating Revenues and Energy Sales

 The slight increase in revenues in 1993 and 1992 was predominantly attributable to increased retail sales in 1993 and increased wholesale sales in 1992. The change in revenues in 1993 and 1992 can be analyzed as follows:

                              Increase (Decrease)
                              From Previous Year
(dollars in millions)        1993           1992
                            Amount    %    Amount    %
Retail:
  Price variance           $ (6.6)         $(10.7)
  Volume variance            41.1             4.9
  Fuel Cost Recoveries        7.2             7.0
                             41.7    3.5      1.2  0.1
Wholesale:
  Price variance             13.4           (12.9)
  Volume variance           (38.2)           25.7
  Fuel Cost Recoveries       (0.7)           (2.2)
                            (25.5)  (5.5)    10.6  2.3
Other Operating Revenues      0.8             0.6
  Total                    $ 17.0    1.0   $ 12.4  0.7


  The increase in  retail revenues in 1993 reflects a return to normal hot
summer  weather,   which  increased  sales  to   residential  and  commercial
customers,  and continued improvement in  industrial sales.   The increase in
industrial sales was  mainly due  to improved business  conditions which  in-
creased  the number  of  industrial  customers  and  the  sales  to  existing customers.

 Wholesale sales decreased in  1993 and increased in  1992 mainly as a result of  changes  in demand  from the  American Electric  Power System  Power Pool
(Power Pool).   The variation in deliveries to the  Power Pool was mainly due to the nuclear generating units of an affiliated company being out of service for refueling and maintenance in  1992.  Energy sales  to the Power Pool  are priced  to compensate the supplying  Power Pool member  for its out-of-pocket costs.  Partially  offsetting the change  in Power Pool  sales in both  years were  energy  sales to  unaffiliated utilities  which  increased in  1993 and decreased in  1992.  The upturn  in 1993 sales to  unaffiliated utilities was mainly  in  short-term  sales  and  was  due  to  decreased  availability  of unaffiliated generating units combined  with the return to normal  hot summer weather.  The decline in  sales to unaffiliated utilities in 1992  was caused by  price  competition in  the  wholesale electric  energy  market, increased availability of  unaffiliated utilities' generating units,  the expiration of certain wholesale contracts, the sluggish economy and mild weather.

 Efforts to improve short-term wholesale sales are affected by the highly competitive nature of the short-term energy market and other factors, such as unaffiliated generating plant availability, the weather and the economy, that are not generally within management's control. Future results of operations will be affected by management's ability to make cost-effective wholesale sales or, if such sales are reduced, the ability to timely raise retail rates.

Operating Expenses

 Operating expenses were relatively unchanged in 1993 after increasing 2% in 1992. Changes in the components of operating expenses were as follows:

                              Increase (Decrease)
                              From Previous Year
(dollars in millions)    1993             1992
                        Amount    %      Amount     %

Fuel                    $(22.1)  (3.3)   $ 26.0   4.1
Purchased Power           10.2   16.7     (15.4) (20.2)
Other Operation            9.3    4.4       9.5    4.7
Maintenance              (14.4)  (9.3)      5.8    3.9
Depreciation and
  Amortization             4.2    3.4       2.4    2.0
Taxes Other Than Federal
  Income Taxes             8.5    5.3      16.6   11.6
Federal Income Taxes       4.9    7.5     (18.0) (21.4)
  Total Operating
    Expenses            $  0.6     -     $ 26.9    1.9

 In 1993 fuel expense decreased due to a lower average cost of fuel consumed and decreased generation reflecting reduced Power Pool demand. The increase in fuel expense in 1992 was caused by increased generation to meet the increased demand from the Power Pool and industrial customers, partly offset by a lower average cost of fuel consumed.

 Purchased power expense increased significantly in 1993 mainly due to an increase in purchases from the Power Pool to meet the increased demand for retail power. The decrease in purchased power in 1992 resulted mainly from a decline in power purchased from unaffiliated utilities for pass-through sales to other unaffiliated utilities and a decrease in Power Pool energy purchases.

 Reductions in scheduled power plant maintenance accounted for the decrease in maintenance expense in 1993.

 The increase in taxes other than federal income  taxes in 1993 was mainly in
West Virginia  business  and occupation  taxes  and resulted  from  increased
generation  at plants  located in West  Virginia.   In 1992  taxes other than
federal  income taxes  increased due to  the effect  of favorable  prior year accrual adjustments recorded  in 1991  associated with the  closing of  prior years' business and occupation tax returns.

 In  1993 federal  income tax  expense attributable  to operations  increased primarily  due to  increased  pre-tax operating  income,  offset in  part  by unfavorable accrual  adjustments recorded in  1992 for  prior years'  federal
income  tax  returns.    The decrease  in  1992  federal  income tax  expense
attributable  to  operations  was due  primarily  to  a  decrease in  pre-tax operating income.

Nonoperating Income and Interest Charges

   Nonoperating income declined in 1993 and increased significantly in 1992 mainly because of interest income recorded in 1992 on tax refunds from the Internal Revenue Service in connection with the settlement of audits of prior years' tax returns. Interest income was also recorded in 1992 on receivables from customers for the collection of prior years' fuel costs resulting from the favorable resolution of litigation regarding Federal Energy Regulatory
Commission (FERC) ordered revenue refunds which the Company made in 1988.

 Interest  charges  decreased  in  1993  after  increasing  in  1992.    Debt
refinancings  and retirements reduced interest in 1993.  Interest charges in-
creased in  1992 largely due  to the  issuance of  additional first  mortgage bonds used to  repay short-term debt.  Management  intends to continue, where possible,  to refinance higher cost securities to take advantage of favorable market interest rates.

Regulatory Assets and Deferred Tax Liabilities Increase

 The  Company prospectively  adopted  a new  accounting  standard  for income
taxes on  January 1, 1993.   The new  standard required, among  other things,
that  regulated  entities  record   deferred  tax  liabilities  on  temporary
differences previously  flowed-through for  rate-making and  book accounting.
Where   rate-making  provides   for  flow-through   treatment,  corresponding
regulatory assets were recorded.   As a  result total assets and  liabilities
increased significantly while net income increased by only $3.6 million.

Construction Spending

 Total plant and property  additions decreased to  $197 million in 1993  from
$222 million in 1992.  Management estimates construction expenditures for the next three years  to be $484 million including expenditures necessary to meet
the requirements  of the  Clean Air  Act Amendments of  1990.   These amounts
exclude flue  gas desulfurization systems  (scrubbers) at the  Company's two-
unit  2,600 megawatt  (mw)  Gavin Plant  which  are being  constructed by  an unaffiliated entity and which will be leased under an operating lease.  Funds for construction  of new  facilities and improvement  of existing  facilities come from a combination  of internally generated funds, short-term  and long-
term  borrowings and  equity investments  by the  Company's parent,  American
Electric Power  Company,  Inc. (AEP  Co., Inc.).   Approximately  86% of  the
construction  expenditures  for  the  next  three  years  will  be   financed
internally with the remainder financed externally.

Debt and Preferred Stock Financing

 The  Company  generally  issues  short-term  debt  to  provide  for  interim financing of capital expenditures that exceed internally generated funds.  At
December 31, 1993, unused short-term  lines of credit of $537  million shared
with  other AEP System companies  were available.   Short-term borrowings in-
creased  by  $40 million  in 1993.    Regulatory provisions  limit short-term
borrowing  to $200 million;  however, this limit may  be raised.  Outstanding short-term debt  is reduced  periodically through the  issuance of  long-term debt and preferred stock and through equity capital contributions by AEP Co.,
Inc.

 The Company received or has requested regulatory approval to issue up to $85 million of long-term debt and $85 million of preferred stock. Management expects to use the resultant proceeds to retire short-term debt, refinance higher cost and maturing long-term debt, refund cumulative preferred stock and fund construction expenditures.

 Unless  the Company  meets certain  earnings or  coverage  tests, additional
long-term  debt or  preferred stock  cannot  be issued.   In  order to  issue
certain  long-term debt without refunding  an equal amount  of existing debt, pre-tax earnings must be equal to at least twice the  annual interest charges
on long-term debt after giving  effect to the new debt.   To issue additional
preferred  stock, after-tax gross  income must be  at least equal  to one and one-half  times annual  interest  and preferred  stock dividend  requirements
after giving  effect  to the  new  preferred stock.    The Company  presently
exceeds these minimum coverage requirements.  At December 31, 1993, the long-
term  debt  and  preferred   stock  coverage  ratios  were  4.65   and  2.88,
respectively.

 Recently a major credit rating agency  reevaluated the credit worthiness  of companies  in  the electric  utility industry  based  on perceived  risk from deregulation, increased competition, reduced load growth, escalating  nuclear
plant  costs  and environmental  concerns.   The  agency lowered  its ratings
outlook for approximately one-third  of the companies but not for  Ohio Power which was  regarded by the agency as being relatively well positioned to meet future competitive challenges.

Competition

 Since  1990  the  short-term  wholesale  energy market  has  been  extremely
competitive.   With the  passage  of the  Energy Policy  Act  of 1992,  which provides  for  greater  ease of  wholesale  transmission  access  and reduces certain  regulatory  restrictions  for independent  power  producers  (IPPs), competition is expected to increase in  the long-term wholesale market and in the construction of new generating capacity.  For example, IPPs are no longer required to  find an industrial host to utilize the steam by-product from the generation of electricity  to build  a generating unit  and avoid  regulation under the Public Utility Holding Company Act of 1935 (1935 Act).  The  Energy
Policy Act  also exempts  IPPs from  requirements under  the 1935  Act which, among other things,  permit IPPs to  use greater amounts  of lower cost  debt which may reduce overall cost  of capital.  Thus IPPs may have  a competitive advantage.  Although the  Energy Policy Act specifically prohibits  FERC from ordering retail  transmission access, the states  can do so  and many believe that the next logical step will  be the extension of competition for existing industrial customers which will present both opportunities and challenges for the Company.

 Although management believes that the  Company is well positioned to compete in  this  evolving competitive  market because  of  its technical  skills and expertise and its position as  a low cost producer, we intend  to continue to
examine  ways  to improve  the Company's  competitive  position.   Efforts to
improve operations  and reduce costs  will continue in order  to maintain and enhance our position as a low cost producer.

 Although management may have opportunities to improve shareholder value through increased competition as a result of open transmission access and other provisions of the Energy Policy Act of 1992, there is risk and uncertainty, especially for retail ratepayers and shareholders, regarding reliability of future transmission service and fair compensation for use of the Company's extensive high voltage transmission facilities. Management's goal is to ensure that, to the extent the Company's facilities are used by others, there is fair and appropriate compensation.

Environmental Concerns and Cost Pressures

Clean Air Act

 The  Clean Air Act  Amendments of 1990  (CAAA) require,  among other things, substantial reductions  in sulfur  dioxide and  nitrogen oxides  emitted from
electric  generating  plants.   The  AEP Systemwide  compliance  plan employs
various methods of compliance.  The cornerstone of its least-cost strategy is the installation of scrubbers on the Company's two-unit 2,600 mw  Gavin Plant which is  responsible for  about 25%  of  the System's  total sulfur  dioxide emissions.  The use of scrubbers  allows Ohio high-sulfur coal including  the
Company's affiliated  Meigs mine coal to  continue to be burned  at the Gavin
Plant.  The scrubbers will be leased from an unaffiliated  company and are to be completed by early 1995.

 The Public Utilities Commission of  Ohio (PUCO) approved the compliance plan
as a  least-cost compliance strategy  in November 1992.   As a  result, under
Ohio law the plan is deemed prudent for subsequent PUCO rate proceedings.  In connection  with the approval  of the plan,  the PUCO  approved a stipulation agreement which limits the maximum recoverable cost of the scrubbers  to $815 million  and imposes a predetermined price for coal burned at certain Company power  plants including the Gavin Plant (discussed below under "Fuel Costs").
The scrubbers are currently estimated to cost at least 10% less than the $815 million cost cap.  Based on the estimated cost to complete the scrubbers  and current  estimates for  Gavin fuel  costs, management  believes that  the two limits should not result in losses.

 Under  the approved plan, fuel  switching will be the  compliance method for the Company's Muskingum River Plant generating units in 1995 and 2000 and the
Cardinal Plant units in 2000.   The plants are currently supplied  by wholly-
owned  high-sulfur  coal-mining  subsidiaries,  operating  the Muskingum  and
Windsor mines.  Consequently,  these affiliated mining operations could  shut down resulting  in substantial costs to be recovered.  Shutdown costs for the
Muskingum  and Windsor mines include  investments in the  mines, leased asset
buy-outs,  reclamation  and  employee  benefits  and  are  estimated   to  be
approximately $250 million at December 31, 1993.

 Management intends to seek  recovery through increased rates of the cost  of
compliance  with  the  CAAA.    Since  the  Company  will  incur  substantial
compliance  costs, management is planning to  file for a retail rate increase
in Ohio  in 1994.   While  there can  be no  assurance  that regulators  will
provide  for recovery of  all such costs  on a timely basis,  every effort is being  made to work with the PUCO to obtain timely recovery of the compliance cost.  The cost of compliance with the CAAA, including potential mine closure costs,  will have an  adverse effect on  results of  operations and financial condition if not recovered from customers or through asset dispositions.

Global Warming

 Concern  about global  climate change, or  "the greenhouse  effect" has been the focus of intensive debate within  the United States and around the world.
Much of the uncertainty about what effects greenhouse gas concentrations will have  on the  global climate  results from  a myriad  of factors  that affect climate.  Based on the terms of a 1992 United Nations treaty that pledged the
United  States to reduce greenhouse gas emissions, the Clinton Administration developed a  voluntary  plan to  reduce,  by the  year 2000,  greenhouse  gas
emissions to  1990 levels.   The AEP System supports  the plan and  will work
with  the U.S. Department of  Energy and other  electric utility companies to formulate  a  cost effective  framework  for limiting  future  greenhouse gas emissions.

 The  AEP  System  strongly  supports a  policy  of  proactive  environmental stewardship,  whereby actions are taken that  make economic and environmental sense  on their  own merits, irrespective  of the uncertain  threat of global
climate  change.    To  reduce  emissions,  we  support  energy  conservation
programs, development of more efficient  generation and end use technologies, and  forest management activities because  they are cost  effective and bring
long-term benefits  to our service area.   Should significant new measures to
control the  burning of  coal be  enacted,  they could  affect the  Company's competitiveness  and,  if  not  recovered from  customers,  adversely  impact results of operations and financial condition.

EMF

 Whether  electric   and  magnetic   fields  (EMF)   from  transmission   and
distribution  facilities   adversely  affect  the  public   health  is  being
extensively researched.  Management continues to support EMF research to help determine  the  extent, if  any, to  which  EMF may  adversely  impact public
health.   However, our concern  is that new laws  imposing EMF limits  may be passed or new regulations promulgated without sufficient scientific study and evidence to support them.  As long as there is uncertainty about EMF, we will have  difficulty finding  acceptable sites  for our  transmission facilities,
which could hamper  economic growth within our service area.   If the present
energy  delivery system must  be changed because  of EMF concerns,  or if the courts  conclude that EMF exposure  harms individuals and  that utilities are liable  for damages, then results of operations and financial condition could be adversely affected, unless the costs can be recovered from customers.

Hazardous Material

 By-products from  the generation of  electricity include  materials such  as ash, slag and  sludge.  In  addition, generating plants and  transmission and distribution  facilities have used asbestos, polychlorinated biphenyls (PCBs)
and  other hazardous and non-hazardous materials.  Substantial costs to store and  dispose  of hazardous  and non-hazardous  materials  have been  and will
continue to be incurred.   Significant additional costs could be  incurred to
comply  with new  laws and regulations  if enacted  and to  clean up disposal sites under existing legislation.

 The  Superfund   created  by   the   Comprehensive  Environmental   Response
Compensation  and  Liability Act  addresses  cleanup  of hazardous  substance disposal  sites and  authorizes  the United  States Environmental  Protection
Agency (Federal EPA)  to administer the  cleanup programs.   The Company  has
been named by the Federal EPA  as a "potentially responsible party" (PRP) for two  sites  and  has received  information  requests  for  four other  sites.
Although  the potential liability associated with each site must be evaluated individually, several general statements can be made regarding such potential liability.

 Whether the  Company disposed of hazardous  substances at  a particular site is often unsubstantiated; the quantity of  material disposed of at a site was generally small;  and the nature  of the material  generally disposed  of was non-hazardous.  Typically, the Company is one of many parties  named PRPs for a site and, although liability is  joint and several, generally at least some
of  the  other  parties  are   financially  sound  enterprises.    Therefore,
management does not anticipate material cleanup costs for identified disposal sites.  However, if for  unknown reasons, significant costs are incurred  for the  cleanup of disposal sites, results of operations and financial condition would  be adversely affected unless the costs can by recovered from insurance proceeds and/or customers.

Regulatory Concerns

Fuel Costs

 In recent years, the Company  has experienced difficulties recovering all of the costs  of coal produced at its affiliated mines.  A stipulation agreement established, among other things,  a predetermined price of $1.64  per million
Btu's for the  three-year period ending  November 30, 1994.   This  agreement
applies  to four  generating plants,  three of  which are  burning affiliated
coal.   An  inflation  adjusted 15-year  predetermined  price of  $1.575  per million Btu's  for coal burned at  the Gavin Plant was  established beginning
December 1, 1994.   After November 2009 the price  that can be recovered  for
coal from the affiliated Meigs mine, which supplies the Gavin  Plant, will be
limited  to  the  lower of  cost  or  the  then-current  market price.    The
predetermined  prices provide the  Company with an  opportunity to accelerate recovery  of its  Ohio jurisdictional  investment in  and liabilities  of the
Meigs mining operation including  reclamation and other closure costs  to the extent the actual cost  of coal burned at  the specified plants is less  than the predetermined prices.

 In  order to maximize acceleration  of the recovery  of its  investment  and future  mine closure costs, management  restructured its Meigs mining
operation and purchased lower cost replacement  coal  under   long-term
contracts  and  on   the  spot  market. Restructuring the Meigs operation
reduced per unit production cost and tons produced.  Management reviewed the potential impact of the stipulation on the Company's ability to recover the cost of the Ohio jurisdictional  portion of its  Meigs mining operation.
Based on the estimated future  cost of coal at Gavin Plant we believe that the Company  should be able to recover, under the terms  of the stipulation agreement,  the Ohio jurisdictional  portion of the cost of the Meigs mining operation including mine closure liabilities.

 In July  1992 the  affiliated Martinka  mining operation  was  sold and  the
Company concurrently entered into  a 20-year coal contract with  an affiliate of the buyer.  The contract will  supply up to 2.5 million tons of low-sulfur coal annually, including coal that will  allow the Company to comply with the
CAAA.   The Martinka  sale did not  have a significant  impact on  results of operations or financial condition.  The contract and sale are subject to PUCO review in a current fuel clause proceeding.

 After the expiration of the three-year  predetermined price on November  30,
1994, the  Company will pursue recovery of  the full Ohio jurisdictional cost
of affiliated  coal produced at its  Muskingum and Windsor mines.   Under the
stipulation agreement the parties agreed to negotiate any dispute  concerning the cost of affiliated fuel burned  at the Muskingum River and Cardinal units after November  30, 1994.  As indicated above, compliance with the January 1,
2000 Phase II  deadline of the CAAA may cause these  mines to close.  Manage-
ment intends  to seek adequate and  timely recovery of any  closure costs for the Muskingum  and Windsor mining operations  as well as for the  cost of the non-Ohio jurisdictional portion of  the Meigs mining operation.  In the event the  cost of  closing affiliated  mines and/or  the cost  of affiliated  coal cannot be recovered, results  of operations and financial condition  would be adversely affected.

Pending Litigation
Meigs Mine

 In February 1994 a subsidiary,  Southern Ohio Coal Company (SOCCo), returned its Meigs 31 mine  to service after it was inundated with  water in July 1993 from an  adjoining, sealed and  abandoned mine owned by  SOCCo.  On  July 26,
1993 the Ohio Environmental Protection  Agency (Ohio EPA) approved a plan  to pump water from the mine  and discharge it into Ohio River  tributaries under stringent  conditions for  biological and  water quality  monitoring  and for
restoring the streams after pumping.   Had SOCCo been required to fully treat
all  of the water before  discharge, it may have  been impossible to pump the water within  a reasonable time  period to limit  damage to the mine  and its equipment and to return  the miners to  work.  To  date, pumping has  removed most of the water in the mine.

 The Federal EPA  and the Federal  Office of Surface  Mining Reclamation  and
Enforcement  (OSM) challenged Ohio  EPA's jurisdiction and  attempted to stop
the  state approved pumping.   SOCCo  sought and  received protection  in the
federal courts  from the  attempts of  the Federal  EPA and  OSM to  stop the pumping operation.  Since September  16, 1993 all water pumped from  the mine has been treated and  discharged in compliance with water  discharge permits.
Note  3 of  the  Notes to  Consolidated  Financial Statements  describes  the details of the litigation.

 The  outcome of pending litigation as to whether the Federal EPA and OSM had jurisdiction to  stop the pumping of water prior to September 16, 1993 cannot
be predicted.   Therefore, it is not  possible at this time  to determine the amount of any additional environmental mitigation costs and penalties
that   might  be  imposed  if  SOCCo  is  unsuccessful  in  this  litigation.
Management  is  advised by  independent consultants  that  the damage  to the
streams  and biological  life therein  is minor.   The  mine was  returned to
service  in February 1994 and an insurance  claim was filed for damage to the
mine's  equipment.   Based on  the expected  outcome  of the  litigation, the
amount  of  the  insurance  proceeds and  status  of  required  environmental mitigation, management does not expect that the net cost of the Meigs 31 mine restoration will materially affect results of operations.

Other Litigation

 The Company is involved in a number of  other legal proceedings and  claims.
While management is unable to predict the outcome of such litigation, it is not expected that the resolution of these other matters will have a material adverse effect on financial condition.

New Accounting Standards

 Two new  accounting standards were issued in 1993 that were adopted in 1994.
The implementation of these new standards will not have a significant effect on results of operations or financial condition.

Effects of Inflation

 Inflation affects  the  cost  of replacing  utility plant  and  the cost  of
operating  and  maintaining  such  plant.    The  rate-making process  limits
recovery of the historical cost  of assets resulting in economic  losses when the effects of inflation are not recovered from customers on  a timely basis.
However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

INDEPENDENT AUDITORS' REPORT





To the Shareowners and Board of
 Directors of Ohio Power Company:

We  have audited the  accompanying consolidated balance  sheets of Ohio Power
Company and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our  audits  in  accordance with  generally  accepted  auditing
standards.   Those standards  require that we  plan and perform  the audit to obtain  reasonable assurance about whether  the financial statements are free
of material  misstatement.   An audit  includes examining,  on a  test basis,
evidence supporting the amounts and disclosures in  the financial statements.
An  audit  also  includes  assessing  the  accounting  principles  used   and
significant estimates made by management,  as well as evaluating the  overall
financial statement  presentation.   We  believe that  our  audits provide  a
reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company and its subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 6 in Notes to  Consolidated Financial Statements,
effective January 1, 1993, the Company  changed its method of accounting  for income taxes to conform with Statement of  Financial Accounting Standards No.
109  "Accounting  for  Income  Taxes,"  and  its  method  of  accounting  for postretirement  benefits other  than pensions  to conform  with Statement  of
Financial   Accounting   Standards   No.  106   "Employers'   Accounting  for
Postretirement Benefits Other Than Pensions."




DELOITTE & TOUCHE
Columbus, Ohio

February 22, 1994

Consolidated Statements of Income
                                                               Year Ended December 31,
                                                      1993           1992          1991
                                                                   (in thousands)

OPERATING REVENUES                                  $1,708,577     $1,691,597    $1,679,168

OPERATING EXPENSES:
   Fuel                                                640,963        663,120       637,129
   Purchased Power                                      71,260         61,057        76,490
   Other Operation                                     218,793        209,511       200,036
   Maintenance                                         140,756        155,140       149,382
   Depreciation and Amortization                       128,668        124,461       122,054
   Taxes Other Than Federal Income Taxes               168,772        160,295       143,641
   Federal Income Taxes                                 71,178         66,242        84,229
                Total Operating Expenses             1,440,390      1,439,826     1,412,961

OPERATING INCOME                                       268,187        251,771       266,207

NONOPERATING INCOME                                     18,075         22,391         7,513

INCOME BEFORE INTEREST CHARGES                         286,262        274,162       273,720

INTEREST CHARGES                                       100,492        113,609       107,618

NET INCOME                                             185,770        160,553       166,102

PREFERRED STOCK DIVIDEND REQUIREMENTS                   16,990         17,115        17,112

EARNINGS APPLICABLE TO COMMON STOCK                 $  168,780     $  143,438    $  148,990


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                       December 31,
                                                                   1993            1992
                                                                      (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                    $2,412,973      $2,391,432
   Transmission                                                     767,548         758,134
   Distribution                                                     766,639         731,559
   General (including mining assets)                                754,347         773,122
   Construction Work in Progress                                    100,820          79,535
                 Total Electric Utility Plant                     4,802,327       4,733,782

   Accumulated Depreciation and Amortization                      1,992,082       1,916,011
                 NET ELECTRIC UTILITY PLANT                       2,810,245       2,817,771


OTHER PROPERTY AND INVESTMENTS                                      138,224         131,211


CURRENT ASSETS:
   Cash and Cash Equivalents                                         20,803          71,056
   Accounts Receivable:
      Customers                                                     118,133         113,498
      Affiliated Companies                                           27,269          54,466
      Miscellaneous                                                  34,733          14,085
      Allowance for Uncollectible Accounts                             (960)         (4,353)
   Fuel - at average cost                                           179,554         249,508
   Materials and Supplies - at average cost                          66,791          69,134
   Accrued Utility Revenues                                          32,234          29,677
   Prepayments                                                       43,907          44,281
                 TOTAL CURRENT ASSETS                               522,464         641,352


REGULATORY ASSETS:
   Amounts Due From Customers For
      Future Federal Income Taxes                                   433,822         -
   Other                                                            211,550         132,020
                 TOTAL REGULATORY ASSETS                            645,372         132,020


                     TOTAL                                       $4,116,305      $3,722,354

See Notes to Consolidated Financial Statements.


                                                                        December 31,
                                                                   1993            1992
                                                                      (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                            $  321,201      $  321,201
   Paid-in Capital                                                  463,100         464,907
   Retained Earnings                                                474,500         445,955
                Total Common Shareowner's Equity                  1,258,801       1,232,063
   Cumulative Preferred Stock:
     Not Subject to Mandatory Redemption                            126,240         232,978
     Subject to Mandatory Redemption                                115,000         -
   Long-term Debt                                                 1,189,086       1,343,324
                TOTAL CAPITALIZATION                              2,689,127       2,808,365

OTHER NONCURRENT LIABILITIES                                        104,172         110,108

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                 5,397          22,897
   Short-term Debt                                                   40,250         -
   Accounts Payable:
      General                                                       114,002          66,425
      Affiliated Companies                                           26,087          20,247
   Taxes Accrued                                                    168,095         169,406
   Interest Accrued                                                  20,862          24,059
   Obligations Under Capital Leases                                  21,916          20,860
   Other                                                            107,592          80,358
                TOTAL CURRENT LIABILITIES                           504,201         404,252

DEFERRED FEDERAL INCOME TAXES                                       725,283         310,903

DEFERRED INVESTMENT TAX CREDITS                                      45,795          49,354

REGULATORY LIABILITIES AND DEFERRED CREDITS                          47,727          39,372

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                        $4,116,305      $3,722,354

Consolidated Statements of Cash Flows
                                                           Year Ended December 31,
                                                      1993           1992          1991
                                                              (in thousands)
OPERATING ACTIVITIES:
   Net Income                                        $ 185,770      $ 160,553     $ 166,102
   Adjustments for Noncash Items:
      Depreciation, Depletion and Amortization         144,292        143,960       143,325
      Deferred Federal Income Taxes                    (19,607)         3,002         5,783
      Deferred Investment Tax Credits                   (4,222)        (4,138)       (3,961)
   Changes in Certain Current Assets and
     Liabilities:
      Accounts Receivable (net)                         (1,479)       (67,141)       (9,165)
      Fuel, Materials and Supplies                      72,297         53,036       (30,353)
      Accrued Utility Revenues                          (2,557)         4,176        (2,208)
      Accounts Payable                                  53,417            873         5,043
   Other (net)                                         (36,245)       (12,565)      (25,135)
        Net Cash Flows From Operating Activities       391,666        281,756       249,431

INVESTING ACTIVITIES:
   Construction Expenditures                          (161,052)      (197,001)     (177,096)
   Proceeds from Sale of Property and Other             19,124        105,045         2,260
     Net Cash Flows Used For Investing Activities     (141,928)       (91,956)     (174,836)

FINANCING ACTIVITIES:
   Issuance of Cumulative Preferred Stock              113,610          -             -
   Issuance of Long-term Debt                          517,478        269,231        49,271
   Retirement of Cumulative Preferred Stock           (109,187)        -               (157)
   Retirement of Long-term Debt                       (704,959)      (145,461)       (7,910)
   Change in Short-term Debt (net)                      40,250       (133,533)       44,968
   Dividends Paid on Common Stock                     (140,042)      (134,172)     (133,054)
   Dividends Paid on Cumulative Preferred Stock        (17,141)       (17,115)      (17,114)
     Net Cash Flows Used For Financing Activities     (299,991)      (161,050)      (63,996)

Net Increase (Decrease) in Cash and Cash Equivalents   (50,253)        28,750        10,599
Cash and Cash Equivalents January 1                     71,056         42,306        31,707
Cash and Cash Equivalents December 31                $  20,803      $  71,056     $  42,306

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                               Year Ended December 31,
                                                       1993           1992          1991
                                                                  (in thousands)
Retained Earnings January 1                           $445,955       $436,689      $420,755

Net Income                                             185,770        160,553       166,102
                                                       631,725        597,242       586,857
Deductions:
  Cash Dividends Declared:
    Common Stock                                       140,042        134,172       133,054
    Cumulative Preferred Stock:
       4.08%    Series                                     204            204           204
       4-1/2%   Series                                     911            911           911
       4.20%    Series                                     252            252           252
       4.40%    Series                                     440            440           440
       5.90%    Series                                     199           -             -
       6.02%    Series                                     321           -             -
       6.35%    Series                                   1,196           -             -
       7.60%    Series                                   2,660          2,660         2,660
       7-6/10% Series                                    2,660          2,660         2,660
       7.72%    Series                                     691            772           772
       7.76%    Series                                   3,337          3,492         3,492
       8.04%    Series                                   1,206          1,206         1,206
       8.48%    Series                                   2,275          2,544         2,544
       $2.27     Series                                    789          1,974         1,973
                Total Dividends                        157,183        151,287       150,168
  Other                                                     42          -             -
                Total Deductions                       157,225        151,287       150,168

Retained Earnings December 31                         $474,500       $445,955      $436,689


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Ohio Power Company (the Company or OPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in northwestern, east central, eastern and southern sections of Ohio. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, its facilities are operated in conjunction with the facilities of certain other AEP Co., Inc. owned utilities as an integrated system.

   The Company has three coal-mining subsidiaries: Central Ohio Coal Company (COCCo), Southern Ohio Coal Company (SOCCo) and Windsor Coal Company (WCCo) which conduct mining operations at the Muskingum mine, Meigs mine and Windsor mine, respectively. Coal produced by the coal-mining subsidiaries is sold to the Company at cost plus a Securities and Exchange Commission (SEC) approved return on investment.

Regulation

   As a member of the AEP System, OPCo is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated financial statements include OPCo and its wholly-owned subsidiaries. Significant intercompany items were eliminated in consol-idation.

Basis of Accounting

   As a rate-regulated entity, OPCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71), regulatory assets and liabilities are recorded to defer expenses or revenues reflecting such rate-making differences.

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation.

   The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash income item that is recovered over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 9.50% in 1993, 7.25% in 1992 and 6% in 1991, and the amounts of AFUDC accrued were $5 million in 1993, $4 million in 1992 and $2 million in 1991.

Depreciation, Depletion and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant other than coal-mining property and is calculated largely through the use of composite rates by functional class (i.e., production, transmission, distribution, etc.). Amounts to be used for plant demolition are presently recovered through depreciation charges included in rates. Depreciation, depletion and amortization of coal-mining assets are provided over their estimated useful lives and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs and are included in the cost of coal charged to fuel expense.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include an accrual for electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

   Changes in retail jurisdictional fuel cost are deferred until reflected in revenues in later months through a PUCO fuel cost recovery mechanism.
Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   Effective January 1, 1993, the Company adopted the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under this standard deferred federal income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. In prior years deferred federal income taxes were provided for differences between book and taxable income except where flow-through accounting for certain differences was reflected in rates. Flow-through accounting is a method whereby federal income tax expense for a particular item is the same for accounting and rate-making as in the federal income tax return. As a result of the adoption of SFAS 109 significant additional deferred tax liabilities were recorded for items afforded flow-through treatment in rates. In accordance with SFAS 71 significant corresponding regulatory assets were also recorded to reflect the future recovery of additional taxes due when the temporary differences reverse. As a result of this change in accounting effective January 1, 1993, deferred federal income tax liabilities increased by $403.4 million and regulatory assets by $407 million, and net income was increased by $3.6 million.

   Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related plant investment in accordance with rate-making treatment.

Debt and Preferred Stock

   Gains and losses on  reacquired debt are  deferred and amortized over  the
term of the  reacquired debt.   If the debt  is refinanced the  reacquisition
costs are deferred and amortized over the term of the replacement debt.

   Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred and amortized in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired to meet sinking fund requirements is credited to paid-in capital.

Other Property and Investments

   Other property and investments are generally stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.

2. RATE MATTERS:

Recovery of Fuel Costs

   On June 24, 1993, the FERC issued an order to the Company authorizing recovery of 1988 FERC ordered refunds to wholesale customers and foregone fuel cost recoveries, including interest, related to the cost of coal from the affiliated Martinka mining operations. With the favorable conclusion of this litigation in December 1992, the favorable impact on results of operations was recorded in 1992.

   OPCo sold its affiliated Martinka mining operation in July 1992 and concurrently entered into a 20-year coal-supply contract with an affiliate of the buyer. Under the contract OPCo will purchase up to 2.5 million tons of low-sulfur coal annually, including coal that will allow compliance with the Clean Air Act Amendments of 1990 (CAAA). The Martinka sale did not have a significant impact on results of operations or financial condition. The contract and sale are subject to PUCO review in a current fuel clause proceeding.

   On September 1, 1993, the municipal wholesale customers appealed to the U.S. Court of Appeals FERC orders that dismissed an April 1991 complaint. This complaint involved the same issues that were favorably resolved in litigation concerning FERC jurisdictional fuel recoveries from the Martinka mine. Another complaint of the municipal wholesale customers filed with the FERC in November 1992 requesting an investigation of the Martinka sale was dismissed in June 1993. The municipal wholesale customers also filed a com-plaint in November 1992 with the SEC requesting an investigation of the Martinka sale and an investigation into the pricing of affiliated coal purchases back to 1986. Since the SEC has not responded to the complaint, the Company cannot predict the ultimate outcome of this matter.

   Coal costs for four of the Company's generating plants, three of which burn affiliated coal from the Muskingum, Windsor and Meigs mining operations, are subject to a predetermined price of $1.64 per million Btu's for the three-year period ending November 30, 1994. Beginning December 1, 1994 the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu's with quarterly adjustments. After November 2009 the price that the Company can recover for coal from the affiliated Meigs mine which supplies the Gavin Plant will be limited to the lower of cost or the then-current market price. The predetermined prices provide an opportunity to accelerate recovery of the investment in and the liabilities of the Meigs mining operations attributable to the Ohio jurisdiction to the extent the actual cost of coal burned at the four plants is below the prede-termined prices.

   Based on the estimated future cost of coal supplied to the Gavin Plant, both Meigs and unaffiliated coal, management believes that the Ohio jurisdic-tional portion of the cost of the Meigs mining operations including mine closure liabilities will be recovered under the terms of the stipulation agreement.

   Recovery of the Ohio jurisdictional cost of coal produced at the affiliated Muskingum and Windsor mines will be pursued after the expiration of the three-year predetermined price in November 1994. In the stipulation agreement the parties agreed to negotiate any dispute concerning the cost of affiliated coal burned at the Company's Muskingum River and Cardinal units after November 30, 1994. The Muskingum mine supplies Muskingum Plant and the Windsor mine supplies the Cardinal Plant. As discussed in Note 3 under "Clean Air" the Muskingum and Windsor mines may have to close as part of compliance with the CAAA. Management believes that costs of compliance with the CAAA should be recoverable from ratepayers and intends to seek adequate and timely recovery of any closure costs for the Muskingum and Windsor mining operations as well as for the non-Ohio jurisdictional portion of the Meigs mining operation. Unless the cost of affiliated mine closures and/or the cost of coal can be recovered from customers, results of operations and financial condition would be adversely affected.

PFBC Demonstration Plant

   The Company constructed a pressurized fluidized bed combustion (PFBC) demonstration plant at a December 31, 1993 cost of $182 million to dem-onstrate and further test this new technology for removing sulfur from coal. A one year extension on the three-year test operation of the PFBC plant that is scheduled to end March 1994 has been requested. The three-year test is estimated to have cost $25 million, and the extension, if granted, will require additional expenditures. The Company qualified for funding from the U.S. Department of Energy (DOE) and the State of Ohio and received $59.5 million and $10 million, respectively. The Company has recovered from ratepayers the PFBC plant costs which are not being funded by the DOE and the State through its retail electric fuel component (EFC) at a rate of 1 mill per kwh through November 1993 and a rate of 0.3228 mill per kwh thereafter. Continued recovery through the EFC is subject to semi-annual review and approval by the PUCO.

3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Construction program expenditures for 1994-1996 are estimated to be $484 million and include capital costs for compliance with the CAAA except for the cost of the flue gas desulfurization system (scrubbers) for the two-unit 2,600 megawatt Gavin Plant. In 1992, the Company entered into an agreement for construction and lease of the Gavin Plant scrubbers with JMG Funding Partnership, an unaffiliated company. The lease will be accounted for as an operating lease.

   In addition to fuel acquired from coal-mining subsidiaries and spot-markets, the Company has long-term fuel supply contracts with unaffiliated companies. The contracts generally contain clauses that provide for periodic price adjustments. The Company's retail jurisdictional fuel clause mechanism provides, with the regulator's review and approval, for deferred recovery of changes in the cost of fuel except for contracts for coal received at four of the Company's seven coal-fired generating plants through November 1994. After November 1994 the exception will only apply to coal received at the Gavin Plant. (See Note 2 for further details on the application of a predetermined price). The contracts are for various terms, the longest of which extends to 2012, and contain clauses that would release the Company from its obligation under certain force majeure conditions.

Clean Air

   The CAAA requires significant reductions in sulfur dioxide and nitrogen oxides emitted from various AEP System generating plants. The law established a deadline of 1995 for the first phase of reductions in sulfur dioxide emissions (Phase I) and the year 2000 for the second phase (Phase II) as well as a permanent nationwide cap on sulfur dioxide emissions after 1999.

   In April 1992, the Company filed a systemwide Phase I CAAA compliance plan with the PUCO. The selection of compliance alternatives for the AEP System's generating plants was dependent upon the compliance method selected for the Company's two-unit 2,600 megawatt Gavin Plant, which emits about 25% of the System's total sulfur dioxide emissions. The compliance plan filing was made under a 1991 Ohio law that provides an opportunity for utilities to obtain advance PUCO approval of a least-cost approach compliance plan. Once ap-proved, such plans are deemed prudent by state law for subsequent PUCO rate proceedings. In November 1992, the PUCO issued an order approving the Company's compliance plan and a related stipulation agreement with the PUCO staff and the Ohio Consumers' Counsel.

   The stipulation agreement with the PUCO staff and the Ohio Consumers' Counsel limits the recoverable cost of the Gavin scrubbers to $815 million. Management currently expects that the cost of the scrubbers will be at least 10% less than this cap.

   The PUCO approved plan sets forth compliance measures for the System's affected generating units, including: installation of leased scrubbers at the Gavin Plant; burning Ohio high-sulfur coal at Gavin supplied by the affiliated Meigs mine which will operate at reduced capacity and by replace-ment coal from new long-term contracts with unaffiliated sources and spot market purchases; and switching from high-sulfur coal to an alternate fuel at other System units.

   The planned fuel switching may result in the shutdown of the Company's Muskingum and Windsor coal-mining operations. Shutdown costs for Muskingum and Windsor include investments in the mines, leased asset buy-outs, reclamation and employee benefits and are estimated to be approximately $250 million at December 31, 1993. Lack of recovery of the cost of CAAA compliance, including the lease cost of the Gavin scrubbers and the investment in and cost of closing affected affiliated mining operations, would adversely affect results of operations and financial condition.
Management believes that costs of compliance with the CAAA should be recoverable from rate-payers and intends to seek recovery in the near future.

Other Environmental Matters

   The Company and its subsidiaries are subject to regulation by federal, state and local authorities with respect to air and water quality and other environmental matters.

   The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous and non-hazardous materials have been incurred and will be incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations, if enacted, and to clean up existing disposal sites under existing legislation.

   The Company has been named a "potentially responsible party" (PRP) by the United States Environmental Protection Agency (Federal EPA) for two disposal sites and has received information requests for four other sites. Although the potential liability associated with each site must be evaluated indi-vidually, several general statements can be made regarding such potential liability.

   Whether the Company disposed of hazardous substances at a particular site is often unsubstantiated; the quantity of material disposed of at a site was generally small; and the nature of the material generally disposed of was non-hazardous. Typically, the Company is one of many parties named PRPs for a site and, although liability is joint and several, generally at least some of the other parties are financially sound enterprises. Therefore, management does not anticipate material cleanup costs for identified disposal sites. However, if for unknown reasons, significant costs are incurred for cleanup, results of operations and financial condition would be adversely affected unless the costs can be recovered from insurance proceeds and/or customers.

Meigs Mine Litigation

   On July 11, 1993, Meigs 31 mine, one of two underground mines owned by SOCCo was inundated with water from an adjoining, sealed and abandoned mine also owned by SOCCo. On July 26, 1993, the Ohio Environmental Protection Agency (Ohio EPA) approved a plan to pump water from the mine.

   The U.S. District Court for the Southern District of Ohio granted a motion by SOCCo for a preliminary injunction against the Federal Office of Surface Mining Reclamation and Enforcement (OSM) and Federal EPA preventing them from exercising jurisdiction to issue orders to cease the pumping. In an appeal by Federal EPA and OSM the U.S. Court of Appeals for the Sixth Circuit denied OSM's motion for a stay of the District Court's preliminary injunction but granted Federal EPA's motion for a stay in part which allowed Federal EPA to investigate and make findings with respect to alleged violations of the Clean Water Act and thereafter to exercise its enforcement authority under the Clean Water Act if a violation was identified. Federal EPA issued an administrative order requiring a partial cessation of pumping which was extended until September 8, 1993. On September 8, 1993, the District Court granted SOCCo's motion requesting that enforcement of the Federal EPA order be stayed. On September 23, 1993, the Court of Appeals ruled that Federal EPA had the right to issue the order, thereby overturning the District Court's decision. Since September 16, 1993, SOCCo has processed all water removed from the mine through its expanded treatment system and is in compliance with the effluent limitations in its water discharge permits.

   On January 3, 1994 the District Court held that the complaint filed by SOCCo should not be dismissed and concluded that sufficient legal and factual grounds existed for the court to consider SOCCo's claim that Federal EPA could not override Ohio EPA's authorization for SOCCo to bypass its water treatment system on an emergency basis during pumping activities. In a separate opinion, the District Court denied Federal EPA's request that the District Court defer consideration of SOCCo's motion involving a request for a Declaration of Rights with respect to the mine water releases into area streams.

   The West Virginia Division of Environmental Protection has proposed fining SOCCo $1.8 million for alleged violations resulting from the release of mine water into the Ohio River.

   Pumping has removed most of the water that inundated the mine. Meigs 31 mine returned to service in February 1994. The resolution of the aforementioned litigation and environmental mitigation costs is not expected to have a material adverse impact on results of operations or financial condition.

Other Litigation

   The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these other matters will have a material adverse effect on financial condition.


4. COMMON SHAREOWNER'S EQUITY:

   Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1993, $156.5 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

   In 1993, charges to paid-in capital of $1.8 million represented the issuance expense of new cumulative preferred stock and the write-off of premiums on retired cumulative preferred stock. There were no other material transactions affecting common stock and paid-in capital in 1993, 1992 or 1991.

5. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool. The Company is a net supplier to the pool and, therefore, receives net capacity credits from the Power Pool.

   Operating revenues include $255.7 million in 1993, $291.9 million in 1992 and $255.6 million in 1991 for supplying energy and capacity to the Power Pool. Purchased power expense includes charges of $38.9 million in 1993, $29.1 million in 1992 and $34.8 million in 1991 for energy received from the Power Pool.

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share was included in operating revenues in the amount of $97.3 million in 1993, $79.8 million in 1992 and $109.5 million in 1991.

   In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $19.8 million in 1993, $20.4 million in 1992 and $29.8 million in 1991. Revenues from these transactions are included in the above Power Pool wholesale sales.

   Purchased power expense includes energy bought from Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool, in the amounts of $7.1 million in 1993, $5.9 million in 1992 and $4.7 million in 1991.

   Operating revenues include energy sold directly to Wheeling Power Company in the amounts of $57.6 million in 1993, $62.1 million in 1992, and $62.8 million in 1991. Wheeling Power Company is an affiliated distribution utility that is not a member of the Power Pool.

   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, charges of $16.8 million, $14.5 million and $13.5 million were recorded in other operation expense for transmission services in 1993, 1992 and 1991, respectively.

   The Company purchased coal from its mining subsidiaries paying its subsidiaries $331.7 million in 1993, $398.1 million in 1992 and $493 million in 1991 for affiliated coal. Coal-transportation costs paid to an affiliated company other than its coal-mining subsidiaries aggregate approximately $8.6 million, $4 million and $4.4 million in 1993, 1992 and 1991, respectively. Fuel expense includes charges for the transportation of coal from an affiliate and for the mining of coal from its subsidiaries. The prices charged by the subsidiaries for coal and by the affiliate for coal transportation services are computed generally in accordance with orders issued by the SEC.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are determined by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

6. BENEFIT PLANS:

AEP System Pension Plan

   The Company and its subsidiaries participate in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the United Mine Workers of America (UMWA) pension plans. Benefits are based on service years and compensation levels. Effective January 1, 1992 employees may retire without reduction of benefits at age 62 and with reduced benefits as early as age 55. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by law.

   The Company's share of net pension cost of the AEP System Pension Plan for the years ended December 31, 1993, 1992 and 1991 was $5.9 million, $8 million and $3.2 million, respectively.

AEP System Savings Plan

   An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 16% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. The Company contributes an amount equal to one-half of the first 6% of the employees' contribution. The Company's contribution is invested in AEP Co., Inc. common stock and totaled $4.3 million in 1993, 1992 and 1991.

UMWA Pension Plans

   The Company's coal-mining subsidiaries contribute to UMWA pension funds to provide pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. As of June 30, 1993, the UMWA actuary estimates that the coal-mining subsidiaries' share of the UMWA pension plans unfunded vested liabilities was approximately $44 million. In the event the coal-mining subsidiaries cease or significantly reduce mining operations or contributions to the pension plans, a withdrawal obligation may be triggered for all or a portion of their share of the unfunded vested liability. Employer contributions are based on the number of hours worked, are expensed when paid and totaled $1.6 million in 1993, $2.1 million in 1992 and $3 million in 1991.

Postretirement Benefits Other Than Pensions

   The AEP System provides certain other benefits for retired employees. Substantially all non-UMWA employees are eligible for health care and life insurance benefits if they have at least 10 service years and, effective January 1, 1992, are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $3.1 million and $3.2 million in 1992 and 1991, respectively.

   Medical benefits for the Company's UMWA retirees who retired after January 1, 1976 and the Company's active UMWA employees are the liability of the coal-mining subsidiaries. UMWA employees are eligible for medical and life insurance benefits if they have at least 10 service years and are at least age 55 at retirement. Former UMWA employees become eligible at age 55 if they have 20 service years. The cost of health care benefits for this group was also expensed when paid in 1992 and 1991 and totaled $16.5 million in both years.

   SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate postretirement benefits other than pensions (OPEB) liability. SFAS 106 requires the accrual of the present value liability for OPEB costs during the employee's service years. Prior service costs are being recognized as a transition obligation over 20 years in accordance with SFAS 106. OPEB costs are based on actuarially-determined stand alone costs for each System company. The funding policy is to contribute incremental amounts recovered through rates and cash generated by the corporate owned life insurance (COLI) program. The annual accrued costs for 1993 required by SFAS 106 for employees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $34.2 million.

   The Company received authority from the FERC and PUCO to defer the increased OPEB costs which are not being currently recovered in rates. Future recovery of the deferrals and the annual ongoing OPEB costs will be sought in the next base rate filings. At December 31, 1993, $9 million of such OPEB costs were deferred.

   To reduce the impact of adopting SFAS 106, management took several measures. First, a Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits for all non-UMWA employees was established. A $6.3 million advance contribution was made to the trust fund in 1990, the maximum amount deductible for federal income tax purposes. In 1993, a $2.3 million contribution was made to the VEBA trust fund from amounts recovered from ratepayers. In addition, to help fund and reduce the future costs of OPEB benefits, a COLI program was implemented, except where restricted by state law. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. The policies generated cash of $2.5 million in 1993, $1.5 million in 1992 and $370,000 in 1991 inclusive of related tax benefits which was contributed to the VEBA trust fund. In 1997 the premium will be fully paid and the cash generated by the policies should increase significantly.

   UMWA health plans pay the medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The Energy Policy Act of 1992 secured lifetime medical benefits for these retirees; reimposed funding obligations upon companies who previously withdrew from the UMWA plans; eliminated the withdrawal liability; eliminated the per-hour worked contribution feature for the 1950 and 1974 UMWA Benefit Plans; assigned beneficiaries to their former employers; and assigned to signatories on a pro rata basis those beneficiaries who could not otherwise be assigned. In February 1993, the 1950 and 1974 UMWA Benefit Plans were merged into the UMWA Combined Benefit Fund and a 1992 Benefit Plan was added. The Combined Fund is financed by payments from current and former UMWA wage agreement signatories, the 1950 UMWA Pension Plan surplus and the Abandoned Mine Land Reclamation Fund Surplus. Costs of the 1992 Benefit Plan are paid by signatories to 1988 and prior years' UMWA contracts. Required annual payments to the UMWA health funds made by the coal-mining subsidiaries were recognized as expense when paid and totaled $1.2 million in 1993, $9.8 million in 1992 and $11.6 million in 1991.

   The recently negotiated 1993 National Bituminous Coal Wage Agreement provides for establishment of the UMWA 1993 Benefit Plan for future orphaned retirees not covered by the Energy Act. The 1993 Benefit Plan will be funded by signatory operators with a per-hour-worked contribution during the duration of the Agreement. Health benefits under this Plan are provided only for the duration of the Agreement. In 1993 contributions under the Agreement were not significant.

   The Energy Act also permits recovery, within established limits, of excess funding in the Black Lung Trust funds equal to the expense of certain benefits other than pensions for those covered by the UMWA Combined Benefit Fund. In 1993, $8 million of Black Lung surplus was applied in accordance with the Energy Act to reimburse the coal companies for benefits paid in 1992 and the first nine months of 1993. The Company's coal subsidiaries' share of Black Lung Trust excess funds at December 31, 1993 and 1992 was $17 million and $25 million, respectively, and may be applied to reimburse the coal-subsidiaries for benefits provided in the future.

7. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $ 83,471              $57,487               $77,686
  Deferred                                                     (10,477)              10,487                 8,101
  Deferred Investment Tax Credits                               (1,816)              (1,732)               (1,558)
           Total                                                71,178               66,242                84,229
Charged (Credited) to Nonoperating Income (net):
  Current                                                        4,602               19,432                (1,028)
  Deferred                                                      (9,130)              (7,485)               (2,318)
  Deferred Investment Tax Credits                               (2,406)              (2,406)               (2,403)
           Total                                                (6,934)               9,541                (5,749)
Total Federal Income Taxes as Reported                        $ 64,244              $75,783               $78,480


   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Net Income                                                    $185,770              $160,553              $166,102
Federal Income Taxes                                            64,244                75,783                78,480
Pre-tax Book Income                                           $250,014              $236,336              $244,582

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35% in 1993 and 34% in 1992 and 1991)       $ 87,505               $80,354               $83,158
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                 9,644                10,179                 8,349
    Property Tax Accruals                                           69                (1,548)                6,049
    Removal Costs                                               (9,030)               (5,651)               (4,814)
    Corporate Owned Life Insurance                              (9,318)               (9,010)               (5,238)
    Investment Tax Credits (net)                                (4,221)               (3,986)               (4,311)
    Sale of Martinka Mining Property                              -                    7,825                  -
    Other                                                      (10,405)               (2,380)               (4,713)
Total Federal Income Taxes as Reported                        $ 64,244               $75,783               $78,480

Effective Federal Income Tax Rate                                 25.7%                 32.1%                 32.1%


   The following are the principal components of federal income taxes as reported:
                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Current:
  Federal Income Taxes                                        $ 88,072               $76,767              $77,008
  Investment Tax Credits                                             1                   152                 (350)
Total Current Federal Income Taxes                              88,073                76,919               76,658

Deferred:
  Depreciation                                                   4,075                 2,638                5,150
  Tidd Pressurized Fluidized Bed Combustion
    Research and Development                                      (946)                1,257               (4,203)
  Business and Occupation Tax Provision                           -                     -                   5,001
  Sale of Martinka Mining Property                                -                   (4,132)                -
  Martinka Fuel Cost Recoveries                                 (9,580)                5,037                 -
  Postretirement Benefits Other Than Pensions                   (4,899)                 -                    -
  Other                                                         (8,257)               (1,798)                (165)
Total Deferred Federal Income Taxes                            (19,607)                3,002                5,783
Total Deferred Investment Tax Credits                           (4,222)               (4,138)              (3,961)
Total Federal Income Taxes as Reported                        $ 64,244               $75,783              $78,480


   The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses and investment tax credits utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

  The AEP System settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years
prior to 1988.   Returns  for  1988  through 1990 are being  audited by the
IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

   The net deferred tax liability of $725.3 million at December 31, 1993 is composed of deferred tax assets of $134.6 million and deferred tax liabilities of $859.9 million. The significant temporary differences giving rise to the net deferred tax liability are:

                                   Deferred Tax Asset
                                       (Liability)
                                      (in thousands)

  Property Related
    Temporary Differences               $(589,901)
  Amounts Due From Customers
    For Future Federal Income Taxes      (151,838)
  All Other (net)                          16,456

    Total Net Deferred Tax Liability    $(725,283)


8. SUPPLEMENTARY INFORMATION:

                            Year Ended December 31,
                          1993       1992       1991
                                (in thousands)
Taxes Other Than Federal
  Income Taxes include:
    Real and Personal
      Property          $ 70,639   $ 69,623   $ 67,896
    Gross Receipts        50,693     50,297     49,868
    Business and
      Occupation          32,447     26,901     11,498
    Payroll                9,600      9,765      9,563
    State Income           2,626      1,082      1,898
    Other                  2,767      2,627      2,918
      Total             $168,772   $160,295   $143,641

Fuel includes charges
  relating to affiliated
  coal-mining operations
  as follows:
  Maintenance           $56,120    $ 72,194   $ 90,822
  Depreciation,
    Depletion and
    Amortization         14,824      18,910     20,924
  Taxes Other Than
    Federal Income
    Taxes                20,758      27,298     35,997
      Total             $91,702    $118,402   $147,743

Cash was paid for:
  Interest (net of
    capitalized
    amounts)            $101,659   $112,365   $104,460
  Income Taxes           $95,684    $83,164    $75,373
Noncash Acquisitions
  Under Capital Leases
  were                   $33,097    $23,036    $51,260

   In connection with the 1992 sale of Martinka operations the Company is receiving cash payments from the buyer of $77 million over a 13-1/2 year period which had a net present value of $44.6 million at the time of the sale.


9. LEASES:

   Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.
   Lease rentals are generally charged to operating expense in accordance with rate-making treatment. The components of rentals are as follows:

                            Year Ended December 31,
                          1993       1992       1991
                                (in thousands)

Operating Leases        $26,432    $43,209    $40,685
Amortization of
  Capital Leases         20,352     20,034     24,790
Interest on
  Capital Leases          6,539      8,371      9,217
Total Rental Payments   $53,323    $71,614    $74,692

   Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                        December 31,
                                      1993       1992
                                      (in thousands)
Electric Utility Plant:
  Production                        $  5,248   $ 30,204
  General (including mining assets)  160,929    173,246
      Total Electric Utility Plant   166,177    203,450
  Accumulated Amortization            84,400    107,282
      Net Electric Utility Plant      81,777     96,168
Other Property                        15,552       -
      Net Property under
       Capital Leases               $ 97,329   $ 96,168

Obligations under Capital Leases     $97,329    $96,168
Less Portion Due Within One Year      21,916     20,860
Noncurrent Liability                 $75,413    $75,308

   Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

   Future minimum lease rentals, consisted of the following at December 31,
1993:
                                                               Non-
                                                               Cancelable
                                                 Capital       Operating
                                                 Leases          Leases
                                                      (in thousands)

   1994                                          $ 28,180      $ 26,015
   1995                                            23,409        24,386
   1996                                            18,162        22,406
   1997                                            13,807        19,970
   1998                                             9,768        18,174
   Later Years                                     21,645       154,017
   Total Future Minimum Lease Rentals             114,971      $264,968
   Less Estimated Interest Element                 17,642
   Estimated Present Value of
      Future Minimum Lease Rentals               $ 97,329

10.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1993, authorized shares of cumulative preferred stock were as follows:
                             Par Value                     Shares Authorized
                               $100                             3,762,403
                                 25                             4,000,000

   Unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance. The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is par value.

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
              Call Price                                                         Shares                Amount
             December 31,       Par        Number of Shares Redeemed           Outstanding          December 31,
Series           1993          Value         Year Ended December 31,        December 31, 1993      1993       1992
                                            1993      1992      1991                               (in thousands)
4.08%          $103            $100          -         -         -                50,000        $  5,000    $  5,000
4-1/2%          110             100          -         -         -               202,403          20,240      20,240
4.20%           103.20          100          -         -         -                60,000           6,000       6,000
4.40%           104             100          -         -         -               100,000          10,000      10,000
7.60%           102.26          100          -         -         -               350,000          35,000      35,000
7-6/10%         102.11          100          -         -         -               350,000          35,000      35,000
7.72%              -            100         100,000    -         -                  -               -         10,000
7.76%              -            100         450,000    -         -                  -               -         45,000
8.04%           102.58          100          -         -         -               150,000          15,000      15,000
8.48%              -            100         300,000    -         -                  -               -         30,000
$2.27              -             25         869,500    -        6,200               -               -         21,738
                                                                                                $126,240    $232,978

B. Cumulative Preferred Stock Subject to Mandatory Redemption:
                                                                                 Shares                 Amount
                                Par                                            Outstanding           December 31,
Series(a)                      Value                                        December 31, 1993      1993        1992
                                                                                                    (in thousands)
5.90% (b)                      $100                                              450,000         $ 45,000        -
6.02% (c)                       100                                              400,000           40,000        -
6.35% (d)                       100                                              300,000           30,000        -
                                                                                                 $115,000    $   -
(a) Not callable until after 2002.  There are no aggregate sinking fund provisions through 1998.
(b) Shares  issued November 1993.  Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90%
cumulative preferred stock will require the redemption of 22,500 shares each year  and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share.
(c) Shares issued October 1993.  Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.02%
cumulative preferred  stock will require the redemption of 20,000 shares each year and the  redemption of the remaining shares outstanding on December 1, 2008, in each case at $100 per share.
(d) Shares  issued April  1993.   Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.35%
cumulative preferred stock will  require the redemption of 15,000 shares each year and the redemption of  the remaining shares outstanding on June 1, 2008, in each case at $100 per share.

11.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:
                                   December 31,
                               1993           1992
                                 (in thousands)

First Mortgage Bonds         $  842,981   $  998,771
Installment Purchase
  Contracts                     232,103      232,642
Notes Payable to Banks           95,000      110,000
Sinking Fund Debentures          17,884       17,895
Other                             6,515        6,913
                              1,194,483    1,366,221
Less Portion Due Within
  One Year                        5,397       22,897

  Total                      $1,189,086   $1,343,324

   First mortgage bonds outstanding were as follows:
                                            December 31,
                                           1993      1992
                                           (in thousands)

% Rate      Due
9     1994 - December 1                  $   -     $ 80,000
5     1996 - January 1                     38,759    38,759
6-1/2 1997 - August 1                      46,620    46,620
6-3/4 1998 - March 1                       55,661    55,661
9-7/8 1998 - June 1                          -      100,000
7-3/4 1999 - March 1                         -       67,786
8.10  2002 - February 15                   50,000    50,000
8.25  2002 - March 15                      50,000    50,000
7-5/8 2002 - April 1                       16,910    16,910
9-1/4 2002 - April 1                         -       72,500
7-3/4 2002 - October 1                     24,000    24,000
6.75  2003 - April 1                       40,000      -
6.875 2003 - June 1                        40,000      -
8-3/8 2003 - August 1                        -       40,000
6.55  2003 - October 1                     40,000      -
6.00  2003 - November 1                    25,000      -
6.15  2003 - December 1                    50,000      -
9-1/4 2006 - November 1                      -       80,000
9     2007 - April 1                         -       40,000
9-1/4 2008 - March 1                         -       38,000
9-7/8 2020 - August 1                      50,000    50,000
9.625 2021 - June 1                        50,000    50,000
8.80  2022 - February 10                   50,000    50,000
8.75  2022 - June 1                        50,000    50,000
7.75  2023 - April 1                       40,000      -
7.85  2023 - June 1                        40,000      -
7.375 2023 - October 1                     40,000      -
7.10  2023 - November 1                    25,000      -
7.30  2024 - April 1                       25,000      -
Unamortized Discount (net)                 (3,969)   (1,465)
                                          842,981   998,771
Less Portion Due Within One year             -        7,500
  Total                                  $842,981  $991,271



   Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee or, in lieu thereof, certification of unfunded property additions.

   Sinking fund debentures outstanding were as follows:

                                   December 31,
                               1993           1992
                                 (in thousands)

5-1/8% Series
  due 1996 - January 1      $ 8,691          $ 8,691
6-5/8% Series
  due 1997 - August 1         4,253            4,253
7-7/8% Series
  due 1999 - March 1          4,905            4,905
Unamortized Premium              35               46
    Total                   $17,884          $17,895

   Prior to December 31, 1993 sufficient principal amounts of debentures had been reacquired to satisfy all future sinking fund requirements. The Company may make additional sinking fund payments of up to $1.5 million annually.

   The notes payable to banks have due dates ranging from January 1994 to January 1998 with interest payable quarterly at rates ranging from 5.79% to 8.01%. In January 1994, one of the subsidiaries entered into three term loan agreements due January 2001 totaling $30 million with 6.20% fixed interest rates and one $15 million variable interest rate term loan agreement due in January 1999 with a 3.725% initial rate through July 1994. The proceeds were used in January 1994 to pay at maturity two fixed interest rate term loans, $20 million at 8.00% and $25 million at 8.01%. As a result, the $45 million of term loans are reported as long-term in the financial statements.

   Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:
                                   December 31,
                               1993           1992
                                 (in thousands)
Ohio Air Quality Development
 7.4% Series B
  due 2009 - August 1        $ 50,000       $ 50,000
Mason County, West Virginia:
 7% Series A
  due 2007 - June 1              -            50,000
 5.45% Series B
  due 2016 - December 1        50,000           -
Marshall County, West
 Virginia:
 6.95% Series A
  due 2007 - December 1          -            50,000
 7-1/4% Series B
  due 2008 - June 1              -            35,000
 5.45% Series B
  due 2014 - July 1            50,000           -
 5.90% Series D
  due 2022 - April 1           35,000           -
 6.85% Series C
  due 2022 - June 1            50,000         50,000
Unamortized Discount           (2,897)        (2,358)
    Total                    $232,103       $232,642

   Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

   At December 31, 1993, annual consolidated long-term debt payments, excluding premium or discount, are as follows:

                                  Principal Amount
                                   (in thousands)

  1994                               $    5,397
  1995                                      397
  1996                                   56,166
  1997                                   71,270
  1998                                   72,739
  Later Years                           995,345
    Total                            $1,201,314

   Short-term debt borrowings are limited by provisions of the 1935 Act to $200 million. Lines of credit are shared with AEP System companies and at December 31, 1993 and 1992 were available in the amounts of $537 million and $521 million, respectively. Commitment fees of approximately 3/16 of 1% a year are paid to the banks to maintain the lines of credit. Outstanding short-term debt consisted of $2.2 million of notes payable and $38 million of commercial paper at December 31, 1993.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1993 and 1992 fair values for long-term debt were $1.25 billion and $1.41 billion, respectively. Fair value for preferred stock subject to mandatory redemption, issued in 1993, is $112.6 million. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                             (in thousands)
1993
 March 31                $430,158    $68,965   $49,287
 June 30                  410,923     62,899    39,499
 September 30             457,532     65,100    43,643
 December 31              409,964     71,223    53,341

1992
 March 31                 439,537     67,778    41,624
 June 30                  394,739     53,288    26,641
 September 30             436,914     62,703    38,573
 December 31              420,407     68,002    53,715

   Fourth quarter 1992 net income includes $15 million comprised of interest on prior years federal income tax refunds, the resolution of the Martinka mine fuel cost recovery litigation, discussed in Note 2, and cost reductions due to favorable benefit plan experience.