Form 10-K405, Exhibit 13
period 1994-12-31
OHIO POWER CO
filed 1995-03-28
CIK 73986

Selected Consolidated Financial Data
                                                        Year Ended December 31,
                                       1994        1993       1992        1991        1990
                                                        (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues               $1,738,726  $1,708,577 $1,691,597  $1,679,168  $1,778,824
  Operating Expenses                1,493,853   1,440,390  1,439,826   1,412,961   1,510,112
  Operating Income                    244,873     268,187    251,771     266,207     268,712
  Nonoperating Income                   7,722      18,075     22,391       7,513      11,146
  Income Before Interest
   Charges                            252,595     286,262    274,162     273,720     279,858
  Interest Charges                     89,969     100,492    113,609     107,618      99,868
  Net Income                          162,626     185,770    160,553     166,102     179,990
  Preferred Stock Dividend
    Requirements                       15,301      16,990     17,115      17,112      17,804
  Earnings Applicable to
   Common Stock                    $  147,325  $  168,780 $  143,438  $  148,990  $  162,186

                                                       December 31,
                                      1994        1993       1992        1991        1990
                                                        (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant           $4,938,121  $4,802,327 $4,733,782  $4,761,356  $4,624,077
  Accumulated Depreciation
     and Amortization               2,077,626   1,992,082  1,916,011   1,871,711   1,776,299
  Net Electric Utility Plant       $2,860,495  $2,810,245 $2,817,771  $2,889,645  $2,847,778
  Regulatory Assets                $  521,855  $  496,875 $   31,795  $   30,305  $   35,444
  Total Assets                     $4,133,609  $4,116,305 $3,722,354  $3,714,425  $3,613,761

  Common Stock and Paid-in
    Capital                        $  784,301  $  784,301 $  786,108  $  786,108  $  786,110
  Retained Earnings                   483,222     474,500    445,955     436,689     420,755
  Total Common Shareowner's
    Equity                         $1,267,523  $1,258,801 $1,232,063  $1,222,797  $1,206,865
  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption                   $  126,240  $  126,240 $  232,978  $  232,978  $  233,133
    Subject to Mandatory
      Redemption (a)                  115,000     115,000       -           -           -
      Total Cumulative
        Preferred Stock            $  241,240  $  241,240 $  232,978  $  232,978  $  233,133
  Long-term Debt (a)               $1,188,989  $1,194,483 $1,366,221  $1,240,140  $1,198,314
  Obligations Under Capital
    Leases (a)                     $  127,735  $   97,329 $   96,168  $  112,802  $  107,207
  Total Capitalization and
    Liabilities                    $4,133,609  $4,116,305 $3,722,354  $3,714,425  $3,613,761
(a) Including portion due within one year.

INDEPENDENT AUDITORS' REPORT


To the Shareowners and Board of
Directors of Ohio Power Company:

We have audited the accompanying consolidated balance sheets of Ohio Power Company and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company and its subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Columbus, Ohio

February 21, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Net Income Decreased

  Net income decreased 12% in 1994 due to a fuel cost disallowance recorded in 1994 related to the idling of a dragline at a subsidiary's strip mining operation and the lack of full recovery of the cost of idling another
dragline in 1994  at the strip mine.   In 1993  net income increased  16% due
mainly to improved retail sales reflecting a return to normal weather and an improvement in the industrial economy in the Company's service territory, and decreased interest expense due to the refinancing of long-term debt at lower interest rates and decreased borrowings.

Operating Revenues and Energy Sales

 Operating revenues increased 2% in 1994 and 1% in 1993. Retail sales grew in 1994 and 1993 while wholesale sales declined in both years. The change in operating revenues can be analyzed as follows:
                               Increase (Decrease)
                               From Previous Year
(dollars in millions)     1994             1993
                         Amount    %      Amount    %

Retail:
  Price Variance. . . . .$ 10.0           $ (6.6)
  Volume Variance . . . .  12.9             41.1
  Fuel Cost Recoveries. . (17.9)             7.2
                            5.0   0.4       41.7   3.5

Wholesale:
  Price Variance. . . . .  52.6             13.4
  Volume Variance . . . . (43.3)           (38.2)
  Fuel Cost Recoveries. .   4.0             (0.7)
                           13.3   3.0      (25.5) (5.5)

Other Operating Revenues.  11.8  53.9        0.8   3.7

    Total . . . . . . . .$ 30.1   1.8     $ 17.0   1.0

  The increase in retail revenues in 1994 reflects a 2% increase in retail energy sales resulting from growth in the number of residential, commercial and industrial customers and increased usage by industrial and commercial customers. Energy sales to residential customers remained constant in 1994 as mild weather during most of the year offset the effect of the severe weather in January and the unseasonably hot weather in June. Reduced fuel clause recoveries from retail customers offset much of the increase in retail revenues. The increase in retail energy sales was offset by a 10% decline in wholesale sales resulting in a 2% decline in net energy sales.

 Although wholesale energy sales declined by 10% in 1994, wholesale revenues increased 3% reflecting increased revenues from OPCo's share of revenues from the American Electric Power System Power Pool (Power Pool). Power Pool revenues increased although energy sales declined due to increased take-or-pay capacity charges from unaffiliated utilities. Capacity charges are to reserve a specified quantity of generating capacity and must be paid even when the energy is not taken. The increase in capacity charges resulted from an increase in capacity reserved under a long-term contract and short-term contracts with unaffiliated utilities in the summer of 1994 because of a
forced outage at an unaffiliated generating unit.   The increase in capacity
reservation did not lead to a corresponding increase in energy sold due to
mild weather throughout most of 1994.   Also  contributing to  the  higher
wholesale revenues were increased fuel cost recoveries from energy deliveries to the Power Pool. Energy sales to the Power Pool are priced to compensate the supplying Power Pool member for its out-of-pocket costs. While severe winter weather in January 1994 and hot June weather increased short-term wholesale sales made by the Power Pool, the mild weather throughout the remainder of 1994, combined with increased competition in the wholesale market, reduced the Power Pool's short-term sales for the year.

 The increase in other operating revenues in 1994 was caused by additional charges collected from unaffiliated utilities for transmission of energy as well as revenues from residential customers for energy conservation demand-side management programs.

 The increase in retail revenues in 1993 reflects a return to more normal hot summer weather, which increased sales to residential and commercial customers, and an improvement in industrial sales. The increase in industrial sales was mainly due to improved business conditions which increased the number of industrial customers and the sales to existing customers.

 Wholesale sales decreased in 1993 largely as a result of reduced demand from the Power Pool mainly due to the return to service of the nuclear generating units of an affiliated company after refueling and maintenance outages in 1992. Partially offsetting the decreased Power Pool sales were increased short-term energy sales to unaffiliated utilities due to decreased availability of unaffiliated generating units combined with the return to normal hot summer weather.

Operating Expenses

 Operating expenses rose 4% in 1994 after remaining unchanged in 1993. Changes in the components of operating expenses were as follows:
                            Increase (Decrease)
                            From Previous Year
(dollars in millions)      1994           1993
                          Amount    %    Amount    %

Fuel. . . . . . . . . .   $ 41.6   6.5   $(22.1) (3.3)
Purchased Power . . . .    (11.3)(15.9)    10.2  16.7
Other Operation . . . .    (11.5) (5.3)     9.3   4.4
Maintenance . . . . . .      9.8   7.0    (14.4) (9.3)
Depreciation and
  Amortization. . . . .      3.8   3.0      4.2   3.4
Taxes Other Than
  Federal Income Taxes.     12.7   7.5      8.5   5.3
Federal Income Taxes. .      8.4  11.8      4.9   7.5
  Total Operating
    Expenses. . . . . .   $ 53.5   3.7   $  0.6    -

  Fuel expense increased in 1994 primarily due to a fuel cost disallowance, lack of full recovery of the cost of idling a dragline at a subsidiary's strip mine and an increase in net generation. As part of a May 1994 electric fuel component (EFC) review, the PUCO ruled that the Big Muskie Dragline lease buyout in 1993 by Central Ohio Coal Company (COCCo) was not recoverable in the fuel period under review. In June 1994 COCCo idled another leased dragline. Management concluded that this mining equipment would no longer be needed due to the Muskingum River Plant's Clean Air Act Amendments of 1990
(CAAA) compliance plan to use low sulfur coal from unaffiliated sources. The increase in generation in 1994 was due to the unavailability of an affiliated company's nuclear generating units due to scheduled refueling and maintenance outages in 1994. In 1993 fuel expense decreased due to a lower average cost of fuel consumed and decreased generation reflecting the reduced Power Pool demand as a result of the return to service of an affiliate's nuclear units after refueling outages in 1992.

 The decline in purchased power expense in 1994 and increase in 1993 resulted from a variation in Power Pool energy purchases. Reduced energy purchases in 1994 resulted from the refueling outages of the nuclear units of an affiliate. Purchases from the Power Pool increased in 1993 to meet the increased retail power demand.

 Other operation expense decreased in 1994 primarily due to a reduction in the amortization of pressurized fluidized bed combustion demonstration plant cost concurrent with a reduction in recoveries through fuel clause revenues marking the completion of the recovery of capital costs.

 Scheduled outages for boiler inspections and repairs at the generating units caused maintenance expense to increase in 1994. In 1993 fewer sched-uled power plant outages were responsible for the reduction in maintenance expense.

 The increase in taxes other than federal income taxes in 1994 and 1993 was mainly due to an increase in the generation-based West Virginia business and occupation tax reflecting an increase in generation at West Virginia power plants. Also contributing to the increase in 1994 was increased Ohio real and personal property taxes due to an increase in property valuation rates.

 The increase in federal income tax expense attributable to operations in 1994 was primarily due to changes in certain book/tax differences accounted for on a flow-through basis. The increase in federal income tax expense attributable to operations in 1993 was due primarily to increased pre-tax operating income, offset in part by favorable accrual adjustments recorded in 1992 for prior years' federal income tax returns.

Nonoperating Income and Interest Charges

 The decline in nonoperating income in 1994 was due primarily to the effect of interest income recorded in 1993 on a court ordered reversal of a prior refund in the Company's Federal Energy Regulatory Commission jurisdiction and on tax refunds received from the Internal Revenue Service (IRS) in March 1993 in connection with the settlement of audits of prior years' tax returns, and the favorable effect of adopting a new accounting standard for income taxes in January 1993. From 1992 to 1993 nonoperating income declined due to the effect of interest income recorded in 1992 on accrued federal income tax refunds in connection with the settlement of audits of prior years' tax returns and on receivables from customers for the collection of prior years' fuel costs resulting from the favorable resolution of litigation.

 A refinancing program during 1993 and the early part of 1994 reduced the average interest rate on outstanding long-term debt as well as the average levels of long-term debt outstanding causing the decline in interest expense in 1994 and 1993. Over the past two years management refinanced and retired $748 million principal amount of long-term debt to take advantage of low interest rates.

Construction Spending

 Total plant and property additions were $219 million in 1994 and $197 million in 1993. Management estimates construction expenditures for the next three years to be $432 million including expenditures necessary to meet the requirements of the Clean Air Act Amendments of 1990. Funds for construction of new facilities and improvement of existing facilities come from a combi-nation of internally generated funds, short-term and long-term borrowings and equity investments by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.). However, all of the construction expenditures for the next three years are expected to be financed internally.

Capital Resources

 When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1994, unused short-term lines of credit shared with other AEP System companies of $558 million were available. A charter provision limits short-term borrowings to $218 million. Short-term borrowings decreased by $23 million in 1994. Periodic reductions of out-standing short-term debt are made through issuances of long-term debt, preferred stock and equity capital contributions by the parent company.

 The Company received regulatory approval to issue up to $85 million of long-term debt and $85 million of preferred stock. Management expects to use the proceeds of future long-term financings to retire short-term debt, refinance higher cost and maturing long-term debt, refund cumulative pre-ferred stock and fund construction expenditures.

 The Company presently exceeds all minimum coverage requirements for issuance of preferred stock and long-term debt. At December 31, 1994, the long-term debt and preferred stock coverage ratios were 4.55 and 2.58, respectively.

Competition

 In exchange for the exclusive right to provide electric generation, transmission and distribution services within a designated service territory at cost-based regulated prices that provide the opportunity to earn a regulator-determined reasonable rate of return on shareholders' equity, electric utilities are obligated to serve all customers within such service
territories.   While the Company is  a regulated monopoly,  we have competed historically with self-generation and with distributors of alternative sources of energy, such as natural gas, fuel oil and coal, within our service area. In recent years regulated electric utilities have also competed with independent power producers for the right to build and operate new generating plant. The primary competitive factors have been price, reliability of service and the ability of customers to utilize sources of energy other than electric power. The Company has maintained a favorable competitive position on the basis of all of these factors. This is evidenced by the lack of independent power producers and significant self generation in our service territory. With respect to alternative energy sources, the Company believes that the convenience and versatility of electricity and reliability of our service coupled with the limited ability of customers to substitute other energy sources for electric power have placed us in a favorable competitive position. However, we continue to work to improve the competitiveness, effectiveness and reliability of our product. The Company, for example, markets high-efficiency heat pumps and off-peak storage water heaters which make electricity competitive with natural gas for space and water heating.

 Competition in the wholesale market, that is, the sale of bulk power to other public and municipal utilities, is not new and has been increasing for a number of years. This is particularly true in the short-term market. The National Energy Policy Act of 1992 (the Energy Act) facilitated competition in the short and long-term wholesale market since, among other things, it authorized the Federal Energy Regulatory Commission (FERC) to order transmission access for wholesale transactions. The principal factors in competing for wholesale sales are price including fuel costs, availability of capacity, transmission capability and cost, and reliability of service. Management believes that over the years the Company has generally maintained a favorable competitive position in these factors. However, due to the recent availability of additional capacity of other utilities and reduced fuel prices, price competition, particularly in the short-term wholesale market, has been, and is expected to be important in the future.

 With the passage of the Energy Act, the potential for retail wheeling, i.e., competition for retail sales, is getting considerable attention. While the Energy Act gave the FERC broad authority to mandate transmission access in the wholesale market, it prohibits the FERC from ordering retail wheeling. A number of state legislatures and state regulatory agencies have begun to study retail wheeling with encouragement from major industrial customers.

 If it occurs, increased competition may require the resolution of some complex issues, such as stranded investment and the obligation to serve. When a customer leaves a utility system, there is an issue of who pays for regulatory assets, plant investment and commitments that are no longer needed. If a customer leaves its native electric supplier and later decides to return, the issue of whether the original local utility has an obligation to serve the returning customer must also be addressed. If not recovered directly from customers that choose another supplier and/or from the remaining regulated customers, the Company like all electric utilities, will be required to address stranded investment losses that could result from any future loss of customers or reduced pricing from head-to-head competition. Management intends to seek recovery of any stranded investment, including regulatory assets, as an appropriate recovery of previously approved cost of service.

 Activity-based budgeting and cost management techniques are being developed to enable management to cost logical work activities and services. By examining our operations by logical work units, the cost of all major activities can be better controlled, identified and evaluated to properly price our products and to eliminate unnecessary activities and their cost. Management believes these activities will enhance our ability to compete.

 The development of tools and training to enable management to better manage the costs of operations is only one of the options the Company is currently pursuing. In 1994 the Company's management team has been:
 - Reviewing and streamlining operations and staffing,
 - Reducing layers of supervision,
 - Expanding customer relations and service activities,
 - Expanding its ability to help customers adopt new electro-technologies to reduce their usage of electricity, and
 - Expanding strategic planning and management training activities.

 Management  is committed  to maintaining  and  enhancing the  Company's core business. Although the Company's relatively low cost of generation is competitive, management is moving in "new directions" to maintain and improve its competitive position. Whether competition expands or not, these efforts will serve to maintain our relatively low rates and improve sales through economic development in our service territory.

Affiliated Coal

 For a number of years OPCo has been limited in its recovery of the cost of coal produced by its affiliated mines. Under a 1992 stipulation agreement a predetermined price of $1.64 per million Btu's was established for the cost of coal burned at four of OPCo's generating plants (the Gavin, Mitchell, Muskingum River and Cardinal plants) three of which burn affiliated coal from the Meigs, Muskingum and Windsor mines. The stipulation covered the three-year period ending November 30, 1994. Beginning December 1, 1994 an inflation adjusted 15-year predetermined price of $1.575 per million Btu's for coal burned at the Gavin Plant was established by the 1992 stipulation agreement. As discussed below under "Clean Air Act" a Settlement Agreement sets an overall predetermined EFC rate at 1.465 cents per kwh for the period June 1, 1995 through November 30, 1998. The Gavin Plant predetermined price remains effective through November 2009 subject to escalation from $1.575 per million Btu's. Afterwards the price that OPCo can recover for coal from its affiliated Meigs mine, which supplies the Gavin Plant, will be limited to the lower of cost or the then-current market price. The predetermined prices provide OPCo with an opportunity to recover its Ohio jurisdictional invest-ment in and liabilities and closing costs of the Meigs, Muskingum and Windsor mining operations to the extent the actual cost of coal burned at the Gavin Plant is less than the predetermined prices. Based on the estimated future cost of coal at Gavin Plant, management believes that the Company should be able to recover, under the terms of the 1992 stipulation agreement in conjunction with the Settlement Agreement, the Ohio jurisdictional portion of the cost of the affiliated mining operations including mine closure costs.

 As discussed below, compliance with the January 1, 2000 Phase II deadline of the Clean Air Act Amendments of 1990 may cause the affiliated Muskingum and Windsor mines to close. Management intends to seek from ratepayers adequate and timely recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the Muskingum and Windsor mining operations as well as for the Meigs mining operation. The estimated shutdown costs for the Meigs, Muskingum and Windsor mines, which include the investment in the mines, leased asset buyouts, reclamation costs and employee benefits, are approximately $500 million after tax at December 31, 1994 of which the non-Ohio jurisdictional portion is estimated to be $200 million after tax at December 31, 1994. In the event those costs and/or the cost of such affiliated coal production in the interim cannot be recovered, results of operations and possibly financial condition would be adversely affected.

Environmental Concerns
Clean Air Act

 To comply with the Clean Air Act Amendments of 1990 (CAAA) which requires substantial reductions in sulfur dioxide and nitrogen oxides emitted from electric generating plants, an AEP Systemwide least-cost compliance plan was developed. The cornerstone of the compliance strategy is the installation of flue gas desulfurization systems (scrubbers) on OPCo's two-unit Gavin Plant. The Gavin Plant has been responsible for about 25% of the AEP System's total sulfur dioxide emissions. By selecting scrubbers, the compliance plan allows the continued use of Ohio high-sulfur coal at the Gavin Plant. The scrubbers for Gavin Unit 1 were completed in December 1994 and the Unit 2 scrubbers are expected to be completed in March 1995. The cost of the leased scrubbers is estimated to be $675 million. The Company's capital expenditures for all other CAAA related facilities for the next three years are estimated to be $15 million.

 The PUCO approved the compliance plan for OPCo as a least-cost compliance strategy in November 1992, and under Ohio law the plan is deemed prudent for subsequent PUCO rate proceedings.

 Under the approved plan, fuel switching would be the compliance method at OPCo's Muskingum River Plant in 1995 and 2000 and at OPCo's Cardinal Plant Unit 1 in 2001 although the PUCO in a subsequent fuel cost recovery proceeding recommended that OPCo consider employing fuel switching as early as 1995 at the Cardinal Plant. The plants are currently supplied by OPCo's wholly-owned, high-sulfur coal-mining subsidiaries which operate the Muskingum and Windsor mines. Consequently, these affiliated mining operations could shut down resulting in substantial costs.

 Recovery of CAAA capital and operating compliance costs is being sought through the rate-making process. In 1994 OPCo filed with the PUCO for an annual revenue increase of $152.5 million with half of the requested rate increase to recover costs associated with the Gavin Plant's scrubbers. In February 1995 OPCo and certain other parties to the proceeding entered into a Settlement Agreement to resolve, among other issues, the pending base rate case and the current electric fuel component (EFC) proceeding. Under the terms of the Settlement Agreement base rates would increase by $66 million annually which includes recovery of the annual cost of the scrubbers; the EFC rate would be fixed at 1.465 cents per kwh from June 1995 through November 1998; OPCo would be provided an opportunity under a 1992 predetermined price agreement for coal burned at the Gavin Plant (which is described above) to recover its Ohio jurisdictional portion of the investment in and the future shutdown costs of all affiliated mines; and OPCo may proceed with its CAAA compliance plan as filed with the PUCO. The Settlement Agreement allows the Company to continue to operate the Muskingum and Windsor mines through the end of Phase I, January 1, 2000. The Settlement Agreement is subject to PUCO approval.

 Efforts are continuing to obtain timely recovery of the compliance costs in jurisdictions other than OPCo's Ohio jurisdiction, although there can be no assurance that regulators will provide for recovery of all CAAA compliance costs on a timely basis. Compliance with the CAAA, including potential mine closure costs, will have an adverse effect on results of operations and possibly financial condition if not recovered from ratepayers or through asset dispositions.

Hazardous Material

 By-products from the generation of electricity include materials such as ash, slag and sludge. Coal combustion by-products, which constitute the overwhelming percentage of these materials, are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, the generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and
non-hazardous  materials.   The Company is  currently incurring   costs   to
safely dispose of such substances, and additional costs could be incurred to comply with new laws and regulations if enacted.

 The Comprehensive Environmental Response, Compensation and Liability Act (Superfund) addresses clean-up of hazardous substance disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. OPCo has been named by the Federal EPA as a "potentially responsible party" (PRP) for two sites as of December 31, 1994. Liability has been settled for one of these sites with no significant effect on results of operation. In addition, there are five sites for which OPCo has received information requests which could lead to PRP designations.

 In all instances where the Company has been named a PRP or defendant, the disposal or recycling activity of the Company was in accordance with applicable laws and regulations. However Superfund does not recognize compliance as a defense, but imposes strict liability on parties who fall within its broad statutory categories. As a result, the Company has instituted a number of policies that have raised the standard of care by going beyond regulatory requirements where appropriate.

 While the potential liability for each Superfund site must be evaluated separately, several general statements can be made regarding such potential liability. The disposal at a particular site by the Company is often unsubstantiated; the quantity of material the Company disposed of at a site was generally small; and the nature of the material generally disposed of was non-hazardous. Typically, OPCo is one of many parties named as PRPs for a site and, although liability is joint and several, at least some of the other parties are financially sound enterprises. Therefore, the Company's present estimates do not anticipate material cleanup costs for identified sites for which OPCo has been declared a PRP. However, if for unknown reasons significant costs are incurred for cleanup, results of operations and possibly financial condition would be adversely affected unless the costs can be recovered from insurance proceeds and/or, with regulatory approval, from ratepayers.

Notice of Violation - Kammer Plant

 In August 1994 the Federal EPA issued a Notice of Violation (NOV) to OPCo alleging that the Kammer Plant has been operating in violation of applicable federally enforceable air pollution control requirements since January 1, 1989. By law the Federal EPA may seek penalties of up to $25,000 per day for each day of violation. A Consent Decree was negotiated and filed on November 15, 1994, which resolves that portion of the NOV relating to compliance. The portion of the NOV relating to penalties will be addressed independently. At this time management is unable to estimate the amount of any civil penalties that the Federal EPA may impose. It is not anticipated that the ultimate resolution of this matter will have a material adverse impact on results of operations.

Global Climate Change

 Concern about global climate change, or "the greenhouse effect," has been the focus of intensive debate within the United States and around the world. Much of the uncertainty about what effects greenhouse gas concentrations will have on the global climate results from a myriad of factors that affect climate. Based on the terms of a 1992 United Nations treaty that pledged the United States to reduce greenhouse gas emissions, the Clinton Administration developed a voluntary plan to reduce greenhouse gas emissions to 1990 levels by the year 2000. As part of this plan, AEP is participating with the U.S. Department of Energy and other electric utility companies in the climate change program to limit future greenhouse gas emissions.

 AEP's climate challenge program applies a policy of proactive environmental stewardship, whereby actions are taken that make economic and environmental sense on their own merits, irrespective of the uncertain threat of global climate change. The plan includes energy conservation programs, improvements in fossil generation efficiency, increased use of nuclear capacity and forest management activities. However, should it be determined necessary to enact significant new measures to control the burning of coal, the cost of such measures if not recovered from ratepayers, could adversely impact results of operations and possibly financial condition.

EMF

 The potential for electric and magnetic fields (EMF) from transmission and distribution facilities to adversely affect the public health is being exten-sively researched. Management continues to support research to help determine the extent, if any, to which EMF may adversely impact public health. Our concern is that new laws imposing EMF limits may be passed or new regulations promulgated without sufficient scientific study and evidence to support them. As long as there is uncertainty about EMF, management and other electric utilities will have difficulty finding acceptable sites for their facilities, which could hamper economic growth within our operating territory. If the present energy delivery system must be changed because of EMF concerns, or if the courts conclude that EMF exposure harms individuals and that utilities are liable for damages, then results of operations and financial condition could be adversely affected, unless the costs can be recovered from ratepayers.

Litigation

 The Company is involved in a number of legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.

Proposed Revision of the Public Utility Holding Company Act

 The Public Utility Holding Company Act of 1935 (1935 Act) currently requires that service, sales and construction contracts (other than power sales) between companies in a registered holding company system, such as the AEP System, be performed at cost with limited exceptions. Over the years, the AEP System has developed numerous affiliated service, sales and construction relationships and in some cases invested significant capital and developed significant operations in reliance upon the ability to recover their full costs under these provisions.

 The Securities and Exchange Commission is studying the 1935 Act to determine whether the rules to administer it should be updated or the 1935 Act should be amended or repealed. Proposals being considered to modernize the 1935 Act could eliminate the assurance that affiliated companies will recover their full cost of providing intra-system services. These proposals may price such transactions at a market-based price if it is lower than cost or generally eliminate the application of the 1935 Act to such transactions. The effect of the adoption of these proposals on the Company's intra-system transactions depends on whether the assurance of full cost recovery is eliminated immediately or phased-in and whether it is eliminated for all intra-system transactions or only some. If the cost recovery assurance is eliminated immediately for all intra-system transactions, it could have a material adverse effect on results of operations.

 The 1935 Act was premised upon the fact that utilities were vertically integrated and operated as monopolies in an assigned territory. With the passage of the Energy Act and the possibility of increased competition in the electric utility industry, it is essential that the Company's ability to com-pete not be restricted by its status as a subsidiary of a registered holding company under the 1935 Act. To be prepared for these possible changes in the nature of the industry, management has concluded that it supports the repeal of the 1935 Act.

Effect of Inflation

 Inflation affects the cost of replacing utility plant and the cost of operating and maintaining such plant. The rate-making process limits recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

Consolidated Statements of Income
                                                             Year Ended December 31,
                                                      1994           1993          1992
                                                                (in thousands)
OPERATING REVENUES                                  $1,738,726     $1,708,577    $1,691,597

OPERATING EXPENSES:
   Fuel                                                682,537        640,963       663,120
   Purchased Power                                      59,956         71,260        61,057
   Other Operation                                     207,292        218,793       209,511
   Maintenance                                         150,568        140,756       155,140
   Depreciation and Amortization                       132,498        128,668       124,461
   Taxes Other Than Federal Income Taxes               181,435        168,772       160,295
   Federal Income Taxes                                 79,567         71,178        66,242
                Total Operating Expenses             1,493,853      1,440,390     1,439,826

OPERATING INCOME                                       244,873        268,187       251,771

NONOPERATING INCOME                                      7,722         18,075        22,391

INCOME BEFORE INTEREST CHARGES                         252,595        286,262       274,162

INTEREST CHARGES                                        89,969        100,492       113,609

NET INCOME                                             162,626        185,770       160,553

PREFERRED STOCK DIVIDEND REQUIREMENTS                   15,301         16,990        17,115

EARNINGS APPLICABLE TO COMMON STOCK                $   147,325     $  168,780    $  143,438


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                       December 31,
                                                                   1994            1993
                                                                      (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                    $2,516,390      $2,412,973
   Transmission                                                     790,736         767,548
   Distribution                                                     798,387         766,639
   General (including mining assets)                                782,719         754,347
   Construction Work in Progress                                     49,889         100,820
                 Total Electric Utility Plant                     4,938,121       4,802,327

   Accumulated Depreciation and Amortization                      2,077,626       1,992,082
                 NET ELECTRIC UTILITY PLANT                       2,860,495       2,810,245



OTHER PROPERTY AND INVESTMENTS                                      120,856         138,224



CURRENT ASSETS:
   Cash and Cash Equivalents                                         30,700          20,803

   Accounts Receivable:
      Customers                                                      94,984         118,133
      Affiliated Companies                                           37,257          27,269
      Miscellaneous                                                  26,440          34,733
      Allowance for Uncollectible Accounts                           (1,019)           (960)
   Fuel - at average cost                                           147,152         179,554
   Materials and Supplies - at average cost                          67,719          66,791
   Accrued Utility Revenues                                          28,775          32,234
   Prepayments                                                       43,894          43,907
                 TOTAL CURRENT ASSETS                               475,902         522,464

REGULATORY ASSETS                                                   521,855         496,875


DEFERRED CHARGES                                                    154,501         148,497


                     TOTAL                                       $4,133,609      $4,116,305


See Notes to Consolidated Financial Statements.

                                                                          December 31,
                                                                   1994            1993
                                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                           $  321,201      $   321,201
   Paid-in Capital                                                 463,100          463,100
   Retained Earnings                                               483,222          474,500
                Total Common Shareowner's Equity                 1,267,523        1,258,801
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                         126,240          126,240
       Subject to Mandatory Redemption                             115,000          115,000
   Long-term Debt                                                1,188,319        1,189,086
                TOTAL CAPITALIZATION                             2,697,082        2,689,127


OTHER NONCURRENT LIABILITIES                                       181,446          126,806

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                  670            5,397
   Short-term Debt                                                  17,235           40,250
   Accounts Payable - General                                       93,770          114,002
   Accounts Payable - Affiliated Companies                          28,662           26,087
   Taxes Accrued                                                   156,525          168,095
   Interest Accrued                                                 22,681           20,862
   Obligations Under Capital Leases                                 25,314           21,916
   Other                                                            95,218           84,958
                TOTAL CURRENT LIABILITIES                          440,075          481,567

DEFERRED FEDERAL INCOME TAXES                                      695,115          725,283

DEFERRED INVESTMENT TAX CREDITS                                     42,828           45,795

DEFERRED CREDITS                                                    77,063           47,727

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                                       $4,133,609       $4,116,305

Consolidated Statements of Cash Flows
                                                             Year Ended December 31,
                                                       1994           1993          1992

                                                               (in thousands)
OPERATING ACTIVITIES:
   Net Income                                        $ 162,626      $ 185,770     $ 160,553
   Adjustments for Noncash Items:
      Depreciation, Depletion and Amortization         147,347        144,292       143,960
      Deferred Federal Income Taxes                     (9,471)       (19,607)        3,002
      Deferred Investment Tax Credits                   (3,630)        (4,222)       (4,138)
      Deferred Fuel Costs (net)                         (8,030)         8,290         7,107
   Changes in Certain Current Assets and
      Liabilities:                                      21,513         (1,479)      (67,141)
         Accounts Receivable (net)
         Fuel, Materials and Supplies                   31,474         72,297        53,036
         Accrued Utility Revenues                        3,459         (2,557)        4,176
         Accounts Payable                              (17,657)        53,417           873
         Taxes Accrued                                 (11,570)        (1,311)        3,818
   Other (net)                                         (18,500)       (43,224)      (23,490)
  Net Cash Flows From Operating Activities             297,561        391,666       281,756

INVESTING ACTIVITIES:
   Construction Expenditures                          (151,255)      (161,052)     (197,001)
   Proceeds from Sale of Property and Other             46,202         19,124       105,045
 Net Cash Flows Used For Investing Activities         (105,053)      (141,928)      (91,956)

FINANCING ACTIVITIES:
   Issuance of Cumulative Preferred Stock                 -           113,610         -
   Issuance of Long-term Debt                           48,906        517,478       269,231
   Retirement of Cumulative Preferred Stock              -           (109,187)         -
   Retirement of Long-term Debt                        (54,733)      (704,959)     (145,461)
   Change in Short-term Debt (net)                     (23,015)        40,250      (133,533)
   Dividends Paid on Common Stock                     (138,468)      (140,042)     (134,172)
   Dividends Paid on Cumulative Preferred Stock        (15,301)       (17,141)      (17,115)
 Net Cash Flows Used For Financing Activities         (182,611)      (299,991)     (161,050)

Net Increase (Decrease) in Cash
  and Cash Equivalents                                   9,897        (50,253)       28,750

Cash and Cash Equivalents January 1                     20,803         71,056        42,306

Cash and Cash Equivalents December 31                $  30,700      $  20,803     $  71,056

See Notes to Consolidated Financial Statements.


Consolidated Statements of Retained Earnings
                                                                   Year Ended December 31,
                                                       1994           1993          1992
                                                                     (in thousands)
Retained Earnings January 1                           $474,500       $445,955      $436,689
Net Income                                             162,626        185,770       160,553
                                                       637,126        631,725       597,242
Deductions:
  Cash Dividends Declared:
    Common Stock                                       138,468        140,042       134,172
    Cumulative Preferred Stock:
       4.08%    Series                                     204            204           204
       4-1/2%   Series                                     911            911           911
       4.20%    Series                                     252            252           252
       4.40%    Series                                     440            440           440
       5.90%    Series                                   2,655            199          -
       6.02%    Series                                   2,408            321          -
       6.35%    Series                                   1,905          1,196          -
       7.60%    Series                                   2,660          2,660         2,660
       7-6/10% Series                                    2,660          2,660         2,660
       7.72%    Series                                    -               691           772
       7.76%    Series                                    -             3,337         3,492
       8.04%    Series                                   1,206          1,206         1,206
       8.48%    Series                                    -             2,275         2,544
       $2.27     Series                                   -               789         1,974

                Total Dividends                        153,769        157,183       151,287

  Capital Stock Expense                                    135             42         -

                Total Deductions                       153,904        157,225       151,287

Retained Earnings December 31                         $483,222       $474,500      $445,955



See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Ohio Power Company (the Company or OPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in northwestern, east central, eastern and southern sections of Ohio. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, its facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated system.

   The Company has three wholly-owned coal-mining subsidiaries: Central Ohio Coal Company (COCCo), Southern Ohio Coal Company (SOCCo) and Windsor Coal Company (WCCo) which conduct mining operations at the Muskingum mine, Meigs mine and Windsor mine, respectively. Coal produced by the coal-mining subsidiaries is sold to the Company at cost plus a Securities and Exchange Commission (SEC) approved return on investment.

Regulation

   As a member of the AEP System, OPCo is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO).
The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated financial statements include OPCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consol-idation.

Basis of Accounting

   As a cost-based rate-regulated entity, OPCo's consolidated financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded and represent regulator-approved deferred expenses and revenues, respectively, resulting from the rate-making process. Such deferrals are amortized commensurate with their inclusion in rates (revenues).

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 9.75% in 1994, 9.50% in 1993 and 7.25% in 1992, and the amounts of AFUDC accrued were $4 million in 1994, $5 million in 1993 and $4 million in 1992.

Depreciation, Depletion and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of property other than coal-mining property and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                         Composite
of Property                              Annual Rates

Production:
  Steam-Fossil-Fired                         3.6%
  Hydroelectric-Conventional                 2.1%
Transmission                                 1.7%
Distribution                                 3.8%
General                                      2.1%

   Amounts to be used for removal of plant are recovered through depreciation charges included in rates. Depreciation, depletion and amortization of coal-mining assets is provided over each asset's estimated useful life, ranging up to 30 years, and is calculated using the straight-line method for mining structures and equipment. The units-of-production method is used for coal rights and mine development costs based on estimated recoverable tonnages at a current average rate of 57 cents per ton. These costs are included in the cost of coal charged to fuel expense.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

   Historically changes in retail fuel cost are deferred until reflected in revenues in later months through a PUCO fuel cost recovery mechanism. However, should the PUCO approve the Settlement Agreement in connection with the current Ohio rate proceeding (described in Note 3), such deferral will be suspended for three and one-half years reflecting a frozen fuel cost recovery rate factor of 1.465 cents per kwh. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

   The Company's policy is to account for investment tax credits under the flow-through method except where regulatory commissions reflected investment tax credits in the rate-making process on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment.

Debt and Preferred Stock

   Gains and losses on reacquired debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

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

Other Property and Investments

   Other property and investments are stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. EFFECTS OF REGULATION:

   The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. The regulatory assets are expected to be recovered in future periods through the rate-making process and the regulatory liabilities are expected to reduce future rate recoveries. The Company's regulatory assets and liabilities are comprised of the following:

                                       December 31,
                                     1994        1993
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Federal Income Taxes    $413,000    $433,822
  Unamortized Loss On
   Reacquired Debt                   21,440      23,528
  Other                              87,415      39,525
  Total Regulatory Assets          $521,855    $496,875

Regulatory Liabilities:
  Deferred Investment Tax Credits   $42,828     $45,795
  Deferred Gains From Emission
    Allowance Sales*                 35,371       1,020
  Deferred Overrecovery of
    Fuel Costs*                      14,210      22,240
  Other Regulatory Liabilities*       5,712       3,360
  Total Regulatory Liabilities      $98,121     $72,415

*Included in Deferred Credits on Consolidated Balance Sheets.


3. RATE MATTERS:

Rate Activity

  An application was filed by OPCo on July 6, 1994 with the Public Utilities Commission of Ohio (PUCO) seeking a $152.5 million annual base retail rate increase to recover, among other things, the costs associated with the Gavin Plant's flue gas desulfurization systems (scrubbers). In February 1995 OPCo and certain other parties to the proceeding entered into a Settlement Agreement to resolve, among other issues, the pending base rate case and the current electric fuel component (EFC) proceeding. Under the terms of the Settlement Agreement base rates would increase by $66 million annually which includes recovery of the annual cost of the scrubbers; the EFC rate would be fixed at 1.465 cents per kwh from June 1995 through November 1998; OPCo is provided with the opportunity to recover its Ohio jurisdictional share of the investment in and the liabilities and the future shut-down costs of all affiliated mines as well as any fuel costs incurred above the fixed rate; and OPCo may proceed with its Clean Air Act Amendments of 1990 (CAAA) compliance plan as filed with the PUCO. The Settlement Agreement allows the Company to continue to operate the Muskingum and Windsor mines. If the Muskingum and Windsor mines are operating after November 1998, they are subject to a market price cap and any resulting losses, for a period of two years, will be subject to recovery under the Gavin Plant predetermined price agreement. The Settlement Agreement is subject to PUCO approval.

Recovery of Fuel Costs

  Beginning December 1, 1994 the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu's with quarterly escalation adjustments. As discussed above the Settlement Agreement fixes the EFC factor to 1.465 cents per kwh for the period June 1, 1995 through November 30, 1998. After November 2009 the price that OPCo can recover for coal from its affiliated Meigs mine which supplies the Gavin Plant will be limited to the lower of cost or the then-current market price. The predetermined Gavin Plant agreement, in conjunction with the above-referenced Settlement Agreement, provides OPCo with an opportunity to recover its investment in and the liabilities and closing costs and any operating losses incurred under the predetermined or fixed price of its affiliated mining operations attributable to its Ohio jurisdiction to the extent the actual cost of coal burned at the Gavin Plant is below the predetermined price.

  Based on the estimated future cost of coal burned at Gavin Plant, management believes that the Ohio jurisdictional portion of the investment in and liabilities and closing costs of the affiliated mining operations will be recovered under the terms of the predetermined price agreement.

  As discussed in Note 4 under "Clean Air Act" the affiliated Muskingum and Windsor mines may have to close by January 2000 as part of compliance with Phase II requirements of the CAAA. The Muskingum and/or Windsor mines could close prior to January 2000 depending on the economics of continued operation under the terms of the above Settlement Agreement. Management believes that costs of compliance with the CAAA should be recovered from ratepayers and intends to seek adequate and timely recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the Muskingum and Windsor mining operations as well as for the Meigs mining operation. The estimated shutdown costs for the Meigs, Muskingum and Windsor mines, which include the investment in the mines, leased asset buyouts, reclamation costs and employee benefits, are approximately $500 million after tax at December 31, 1994 of which the non-Ohio jurisdictional portion is estimated to be $200 million after tax at December 31, 1994. Unless those costs and the cost of affiliated coal production can be recovered from customers through regulated rates, results of operations and possibly financial condition would be adversely affected.

PFBC Demonstration Plant

   The Company constructed a pressurized fluidized bed combustion (PFBC) demonstration plant to demonstrate and further test this new technology for removing sulfur from coal. An initial three-year test operation of the PFBC plant was completed February 28, 1994; the test operation of the PFBC plant is continuing for a fourth year. The Company qualified for funding from the U.S. Department of Energy (DOE), the State of Ohio and technology vendors and has received $65 million, $11 million and $418,000, from the above parties, respectively. The Company has recovered from ratepayers the PFBC plant costs incurred after 1986 which are not being funded by the DOE, the State or vendors through its retail EFC at a rate of 1 mill per kwh through November 1993 and a rate of 0.3228 mill per kwh thereafter. At December 31, 1994 the remaining unrecovered costs of the demonstration plant were $15 million excluding the pre-1986 costs. Continued recovery through the EFC is subject to semi-annual review and approval by the PUCO. Recovery of $14 million of pre-1986 research and development costs have been requested from the PUCO in the current base retail rate application and is included in the stipulation agreement filed with the PUCO for approval, discussed above under "Rate Activity".


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made. Such commitments do not presently include any expenditures for new generating capacity. The aggregate construction program expenditures for 1995-1997 are estimated to be $432 million.

   In addition to fuel acquired from coal-mining subsidiaries and spot-markets, the Company has long-term fuel supply contracts with unaffiliated companies. The contracts generally contain clauses that provide for periodic price adjustments. The Company's retail jurisdictional fuel clause mechanism provides, with the PUCO's review and approval, for deferral and subsequent recovery or refund of changes in the cost of fuel except for coal received at the Gavin Plant. During the period June 1, 1995 through November 30, 1998 the retail fuel clause mechanism would be suspended under the terms of a proposed Settlement Agreement. (See Note 3 for further details on the application of a predetermined price). The contracts are for various terms, the longest of which extends to 2012, and contain clauses that would release the Company from its obligation under certain force majeure conditions.

Clean Air Act

   The CAAA requires significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began on January 1, 1995 and the second, more restrictive phase (Phase II) begins January 1, 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999.

   In 1992 the PUCO approved a systemwide Phase I CAAA compliance plan. The AEP System's compliance plan centers around the compliance method selected for the Company's two-unit 2,600 mw Gavin Plant which has emitted about 25% of the AEP System's total sulfur dioxide emissions. Under an Ohio law, utilities could obtain advance PUCO approval of a least-cost compliance plan which would be deemed prudent in subsequent PUCO rate proceedings.

   The PUCO approved least-cost plan set forth compliance measures for the System's affected generating units, which included: installing leased flue gas desulfurization equipment (scrubbers) to burn Ohio high-sulfur coal at Gavin; designating Gavin's coal supply sources to include the affiliated Meigs mine at a reduced operating capacity and under predetermined prices, new long-term contracts with unaffiliated sources and spot market purchases; and switching from high-sulfur coal to an alternate fuel at other System units.

   Fuel switching may result in the shutdown of OPCo's affifliated Muskingum and Windsor coal-mining operations. To meet Phase I compliance, fuel switching is necessary at one of the Muskingum River generating units beginning in 1995. In order to comply with Phase II requirements on a least-cost basis, fuel switching is currently planned at all the Muskingum River generating units in January 2000 and at the Cardinal generating unit in January 2001.

   As a result of the aforementioned PUCO approval of the Company's least-cost compliance plan, OPCo entered into an agreement in 1992 for construction and lease of the Gavin Plant scrubbers with JMG Funding Partnership, an unaffiliated company. The lease will be accounted for as an operating lease.
Management currently expects that the cost of the leased scrubbers will be approximately $675 million. The scrubbers on Gavin Plant Unit 1 commenced operation in December 1994 and the Unit 2 scrubbers are expected to commence operation in March 1995. Capital expenditures for the Company's other CAAA-related environmental protection facilities for the next three years are estimated to be $15 million.

   Recovery of compliance costs is being sought and will be sought through the rate-making process. As detailed in Note 3 under "Rate Activity", OPCo has filed an application with the PUCO seeking recovery of its cost of CAAA compliance and entered into a Settlement Agreement regarding this rate request. This Settlement Agreement provides, among other things, for OPCo to recover the annual lease cost of the scrubbers and other compliance costs and provides OPCo with an opportunity to recover its Ohio jurisdictional share of its investment in and the liabilities and closing costs of the affiliated Muskingum and Windsor mining operations to the extent the actual cost of coal burned at the Gavin Plant is below a predetermined price. The Settlement Agreement requires PUCO approval. The Company intends to also seek timely recovery of all compliance costs, including mine shutdown costs, from its non-Ohio jurisdictional customers. There can be no assurance that regulators will provide for recovery of all CAAA compliance costs on a timely basis. Compliance with the CAAA, including potential mine closure costs, will have an adverse effect on results of operations and possibly financial condition unless the cost can be recovered from ratepayers and/or from asset dispositions.

Other Environmental Matters

   The Company and its subsidiaries are regulated by federal, state and local authorities with respect to air and water quality and other environmental matters. Local authorities also regulate zoning. The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous materials have been incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations and to clean up disposal sites under existing legislation.

   The Company has been named a "potentially responsible party" (PRP) by the United States Environmental Protection Agency (Federal EPA) for two disposal sites and has received information requests for five other sites. Although the potential liability associated with each site must be evaluated indi-vidually, several general statements can be made regarding such potential liability.

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

Kammer Plant

   In August 1994 the United States Environmental Protection Agency (Federal
EPA) issued a Notice of Violation (NOV) to OPCo alleging that the Kammer Plant has been operating in violation of applicable federally enforceable air pollution control requirements since January 1, 1989. By law, civil penal-ties of up to $25,000 per day may be imposed for each day of violation. A Consent Decree was negotitated and filed on November 15, 1994 which resolves that portion of the NOV relating to compliance. The portion of the NOV relating to penalties will be addressed independently. At this time management is unable to estimate the amount of any civil penalties that may be imposed by the Federal EPA. It is not anticipated that the ultimate resolution of this matter will have a material adverse impact on results of operations.

Litigation

   The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.


5. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool. The Company is a net supplier to the pool and, therefore, receives net capacity credits from the Power Pool.

   Operating revenues include $261.1 million in 1994, $255.7 million in 1993 and $291.9 million in 1992 for supplying energy and capacity to the Power Pool. Purchased power expense includes charges of $20.9 million in 1994, $38.9 million in 1993 and $29.1 million in 1992 for energy received from the Power Pool.

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $98.4 million in 1994, $97.3 million in 1993 and $79.8 million in 1992.

   In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $21.7 million in 1994, $12.7 million in 1993 and $14.6 million in 1992. Revenues from these transactions are included in the above Power Pool wholesale operating revenues.

   Purchased power expense includes $2.1 million in 1994, $7.1 million in
1993
and $5.9 million in 1992 of energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

   Operating revenues include energy sold directly to Wheeling Power Company in the amounts of $56.8 million in 1994 $57.6 million in 1993 and $62.1 million in 1992. Wheeling Power Company is an affiliated distribution utility that is not a member of the Power Pool.

   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operating expense includes equalization charges of $14.3 million, $16.8 million and $14.5 million in 1994, 1993 and 1992, respective-ly.

   Coal-transportation costs paid to affiliated companies aggregate approximately $7.9 million, $8.6 million and $4 million in 1994, 1993 and 1992, respectively. These charges are included in fuel expense. The prices charged by the affiliates are computed in accordance with orders issued by the SEC.

   The Company and an affiliate, Appalachian Power Company, jointly own certain facilities at two power plants. The costs of operating these facilities are apportioned between the owners based on ownership interests. The Company's share of these costs is included in the appropriate expense accounts on the Consolidated Statements of Income and the investment is included in electric utility plant on the Consolidated Balance Sheet.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

6. FEDERAL INCOME TAXES:

   The details of federal income taxes as reported are as follows:
                                                                           Year Ended December 31,
                                                                1994                  1993                  1992
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $89,638               $ 83,471              $57,487
  Deferred                                                     (8,237)               (10,477)              10,487
  Deferred Investment Tax Credits                              (1,834)                (1,816)              (1,732)
           Total                                               79,567                 71,178               66,242
Charged (Credited) to Nonoperating Income (net):
  Current                                                      (1,715)                 4,602               19,432
  Deferred                                                     (1,234)                (9,130)              (7,485)
  Deferred Investment Tax Credits                              (1,796)                (2,406)              (2,406)
           Total                                               (4,745)                (6,934)               9,541
Total Federal Income Taxes as Reported                        $74,822               $ 64,244              $75,783


   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                           Year Ended December 31,
                                                                1994                  1993                  1992
                                                                                 (in thousands)
Net Income                                                    $162,626              $185,770              $160,553
Federal Income Taxes                                            74,822                64,244                75,783
Pre-tax Book Income                                           $237,448              $250,014              $236,336

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35% in 1994 and 1993 and 34% in 1992)        $83,107              $ 87,505               $80,354
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                12,670                 9,644                10,179
    Removal Costs                                               (5,775)               (9,030)               (5,651)
    Corporate Owned Life Insurance                              (7,552)               (9,318)               (9,010)
    Sale of Martinka Mining Property                              -                     -                    7,825
    Investment Tax Credits (net)                                (3,630)               (4,221)               (3,986)
    Other                                                       (3,998)              (10,336)               (3,928)
Total Federal Income Taxes as Reported                         $74,822              $ 64,244               $75,783

Effective Federal Income Tax Rate                                 31.5%                 25.7%                 32.1%

   The following tables show the elements of the net deferred tax liabiity and the significant temporary differences that gave rise to it:

                                      December 31,
                                    1994       1993
                                     (in thousands)

Deferred Tax Assets              $ 141,755  $ 134,642
Deferred Tax Liabilities          (836,870)  (859,925)
  Net Deferred Tax Liabilities   $(695,115) $(725,283)

Property Related Temporary
  Differences                    $(583,884) $(589,901)
Amounts Due From Customers For
  Future Federal Income Taxes     (144,550)  (151,838)
All Other (net)                     33,319     16,456
    Total Net Deferred
      Tax Liabilities            $(695,115) $(725,283)

   The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax ex-pense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


7. BENEFIT PLANS:

AEP System Pension Plan

   The Company and its subsidiaries participate in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the United Mine Workers of America (UMWA) pension plans. Benefits are based on service years and
compensation levels.   Pension  costs are  allocated
by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by the Employee Retirement Income Security Act of 1974.

   The Company's share of net pension cost of the AEP System Pension Plan for the years ended December 31, 1994, 1993 and 1992 was $5.8 million, $5.9 million and $8 million, respectively.

AEP System Savings Plan

   An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $4.3 million in 1994, 1993 and 1992.

UMWA Pension Plans

   The Company's coal-mining subsidiaries provide UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. As of June 30, 1994, the UMWA actuary estimates that the coal-mining subsidiaries' share of the UMWA pension plans unfunded vested liabilities was approximately $46 million. In the event the coal-mining subsidiaries cease or significantly reduce mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of their share of the unfunded vested liability. Contributions are based on the number of hours worked, are expensed when paid and totaled $1.6 million in both 1994 and 1993 and $2.1 million in 1992.

Postretirement Benefits Other Than Pensions

   The AEP System provides certain other benefits for retired employees. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $3.1 million in 1992.

   Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 are the liability of the coal-mining subsidiaries. They are eligible for postretirement medical and life insurance benefits if they have at least 10 service years and are age 55 at retirement. Non-active UMWA employees become eligible at age 55 if they have 20 service years. The cost of health care benefits for this group was expensed when paid in 1992 and totaled $16.5 million.

   SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for postretirement benefits other than pensions (OPEB). SFAS 106 requires the accrual of the present value liability for OPEB costs during the employee's service years. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized, in accordance with SFAS 106, as a transition obligation over 20 years. OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The Company's annual accrued costs for 1994 and 1993 required by SFAS 106 for employees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $33.7 and $34.2 million, respectively.

   A Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits for all non-UMWA employees was established and a corporate owned life insurance (COLI) program was implemented, except where restricted by state law. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. For the PUCO and FERC jurisdictions where OPEB recovery has not been approved and rates are insufficient to absorb these additional costs, the funding policy is to contribute cash generated by the COLI program. Contributions to the VEBA trust fund, including amounts funded by the COLI program were $3.3 million in 1994, $4.8 million in 1993 and $1.5 million in 1992.

   The Company received authority from the FERC and PUCO to defer the increased OPEB costs which are not being currently recovered in rates. Future recovery of the FERC jurisdictional share of these deferrals and annual ongoing OPEB costs will be sought in the next FERC base rate filing. Recovery of the PUCO jurisdictional share of annual ongoing OPEB costs and amortization over four years of previously deferred OPEB costs was requested in the July 1994 base rate filing discussed in Note 3. At December 31, 1994 and 1993, $18.7 million and $9 million, respectively of such OPEB costs were deferred.

   Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The UMWA health plans are funded by payments from current and former UMWA wage agreement signatories, the 1950 UMWA Pension Plan surplus and the Abandoned Mine Land Reclamation Fund Surplus. Required annual payments to the UMWA health funds made by the coal-mining subsidiaries were recognized as expense when paid and totaled $800,000 in 1994, $1.2 million in 1993 and $9.8 million in 1992.

   By law excess Black Lung Trust funds may be used to pay certain postretirement medical benefits under one of the UMWA health plans. Excess AEP Black Lung Trust funds used to reimburse the Company's coal companies for medical benefits totaled $6.7 million in 1994 and $8 million in 1993. The Company's coal mining subsidiaries share of the excess Black Lung Trust funds at December 31, 1994 and 1993 was $12 million and $17 million, respectively.

8. LEASES:

   Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

  Lease rentals are primarily charged to operating expenses in accordance with rate-making treatment. The components of rental cost are as follows:

                          Year Ended December 31,
                          1994       1993       1992
                                (in thousands)

Operating Leases        $20,976    $26,432    $43,209
Amortization of
  Capital Leases         23,355     20,352     20,034
Interest on
  Capital Leases          6,955      6,539      8,371
Total Rental Cost       $51,286    $53,323    $71,614

   Properties under capital leases and related obligations on the
Consolidated Balance Sheets are as follows:
                                        December 31,
                                      1994       1993
                                      (in thousands)
Electric Utility Plant:
  Production                        $ 21,971   $  5,248
  General (including mining assets)  187,773    160,929
      Total Electric Utility Plant   209,744    166,177
  Accumulated Amortization            87,079     84,400
      Net Electric Utility Plant     122,665     81,777
Other Property                         5,070     15,552
      Net Property under
       Capital Leases               $127,735   $ 97,329

Obligations under Capital Leases:
  Noncurrent Liability              $102,421    $75,413
  Liability Due Within One Year       25,314     21,916
Total Capital Lease Obligations     $127,735    $97,329

Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

   Future minimum lease rentals consisted of the following at December 31,
1994:
                                              Non-
                                           Cancelable
                              Capital       Operating
                              Leases          Leases
                                 (in thousands)

  1995                        $ 32,103      $   67,738
  1996                          26,330          66,681
  1997                          21,315          64,897
  1998                          16,710          63,205
  1999                          12,625          62,073
  Later Years                   44,496         692,323
  Total Future Minimum
   Lease Rentals               153,579      $1,016,917
  Less Estimated
   Interest Element             25,844
  Estimated Present Value
   of Future Minimum
   Lease Rentals              $127,735

9. SUPPLEMENTARY INFORMATION:

                            Year Ended December 31,
                          1994       1993       1992
                                (in thousands)
Cash was paid for:
  Interest (net of
    capitalized
    amounts)            $ 85,496   $101,659   $112,365
  Income Taxes           107,514     95,684     83,164
Noncash Acquisitions
  Under Capital Leases
  were                    65,008     33,097     23,036

   In connection with a 1992 sale of coal-mining properties, a coal-mining subsidiary is receiving cash payments of $77 million over a 13-1/2 year period which had a net present value of $44.6 million at the time of the sale.

10. COMMON SHAREOWNER'S EQUITY:

   Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1994, $156.5 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

   In 1993, charges to paid-in capital of $1.8 million represented the issuance expense of new cumulative preferred stock and the write-off of premiums on retired cumulative preferred stock. There were no other material transactions affecting common stock and paid-in capital in 1994, 1993 or 1992.

11.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1994, authorized shares of cumulative preferred stock were as follows:
                            Par Value               Shares Authorized
                            $100                         3,762,403
                              25                         4,000,000

   Unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance. The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is par value.
   In 1993 the Company redeemed and cancelled all of the outstanding shares of the following series of cumulative preferred stock not subject to mandatory redemption: 7.72%, 100,000 shares; 7.76%, 450,000 shares; 8.48%,
300,000 shares; and $2.27, 869,500 shares.

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
              Call Price                                        Shares                                 Amount
             December 31,       Par                           Outstanding                           December 31,
Series           1994          Value                       December 31, 1994                       1994       1993
                                                                                                   (in thousands)
4.08%          $103            $100                              50,000                         $  5,000    $  5,000
4-1/2%          110             100                             202,403                           20,240      20,240
4.20%           103.20          100                              60,000                            6,000       6,000
4.40%           104             100                             100,000                           10,000      10,000
7.60%           102.26          100                             350,000                           35,000      35,000
7-6/10%         102.11          100                             350,000                           35,000      35,000
8.04%           102.58          100                             150,000                           15,000      15,000
                                                                                                $126,240    $126,240

B. Cumulative Preferred Stock Subject to Mandatory Redemption:
                                                                Shares                                 Amount
                                Par                           Outstanding                           December 31,
Series(a)                      Value                       December 31, 1994                       1994       1993
                                                                                                   (in thousands)
5.90% (b)                      $100                             450,000                         $ 45,000    $ 45,000
6.02% (c)                       100                             400,000                           40,000      40,000
6.35% (d)                       100                             300,000                           30,000      30,000
                                                                                                $115,000    $115,000

(a) Not callable until after 2002. There are no aggregate sinking fund provisions through 1999.
(b) Shares issued November 1993. Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 22,500 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share.
(c) Shares issued October 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.02% cumulative preferred stock will require the redemption of 20,000 shares each year and the redemption of the remaining shares outstanding on December 1, 2008, in each case at $100 per share.
(d) Shares issued April 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.35% cumulative preferred stock will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on June 1, 2008, in each case at $100 per share.

12.  LONG-TERM DEBT AND LINES OF CREDIT:
   Long-term debt by major category was outstanding as follows:
                                             December 31,
                                          1994          1993
                                            (in thousands)
First Mortgage Bonds                   $  839,366    $  842,981
Installment Purchase
  Contracts                               232,227       232,103
Notes Payable                              90,000        95,000
Sinking Fund Debentures                    17,478        17,884
Other                                       9,918         6,515
                                        1,188,989     1,194,483
Less Portion Due Within
  One Year                                    670         5,397
  Total                                $1,188,319    $1,189,086

   First mortgage bonds outstanding were as follows:

                                             December 31,
                                          1994          1993
                                            (in thousands)
% RateDue
5      1996 - January 1                  $ 38,759      $ 38,759
6-1/2  1997 - August 1                     46,620        46,620
6-3/4  1998 - March 1                      55,661        55,661
8.10   2002 - February 15                  50,000        50,000
8.25   2002 - March 15                     50,000        50,000
7-5/8  2002 - April 1                      16,910        16,910
7-3/4  2002 - October 1                    24,000        24,000
6.75   2003 - April 1                      40,000        40,000
6.875  2003 - June 1                       40,000        40,000
6.55   2003 - October 1                    40,000        40,000
6.00   2003 - November 1                   25,000        25,000
6.15   2003 - December 1                   50,000        50,000
9-7/8  2020 - August 1                     46,161        50,000
9.625  2021 - June 1                       50,000        50,000
8.80   2022 - February 10                  50,000        50,000
8.75   2022 - June 1                       50,000        50,000
7.75   2023 - April 1                      40,000        40,000
7.85   2023 - June 1                       40,000        40,000
7.375  2023 - October 1                    40,000        40,000
7.10   2023 - November 1                   25,000        25,000
7.30   2024 - April 1                      25,000        25,000
Unamortized Discount (net)                 (3,745)       (3,969)
  Total                                  $839,366      $842,981


   Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee or, in lieu thereof, certification of unfunded property additions.

   Sinking fund debentures outstanding were as follows:
                                              December 31,
                                            1994        1993
                                            (in thousands)

5-1/8% Series
  due 1996 - January 1                    $ 8,297       $ 8,691
6-5/8% Series
  due 1997 - August 1                       4,253         4,253
7-7/8% Series
  due 1999 - March 1                        4,905         4,905
Unamortized Premium                            23            35
    Total                                 $17,478       $17,884

   Prior to December 31, 1994 sufficient principal amounts of debentures had been reacquired to satisfy all future sinking fund requirements. The Company may make additional sinking fund payments of up to $1.5 million annually.

   The notes payable have due dates ranging from January 1996 to January 2001 with variable and fixed interest payable quarterly at rates ranging from 5.66% to 7.19%.

   Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:
                                              December 31,
                                            1994        1993
                                            (in thousands)
Ohio Air Quality Development
 7.4% Series B
  due 2009 - August 1                    $ 50,000      $ 50,000
Mason County, West Virginia:
 5.45% Series B
  due 2016 - December 1                    50,000        50,000
Marshall County, West Virginia:
 5.45% Series B
  due 2014 - July 1                        50,000        50,000
 5.90% Series D
  due 2022 - April 1                       35,000        35,000
 6.85% Series C
  due 2022 - June 1                        50,000        50,000
Unamortized Discount                       (2,773)       (2,897)
    Total                                $232,227      $232,103

   Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

   At December 31, 1994, annual consolidated long-term debt payments, excluding premium or discount, are as follows:
                                            Principal Amount
                                             (in thousands)

  1995                                         $      670
  1996                                             56,046
  1997                                             71,544
  1998                                             73,012
  1999                                             20,575
  Later Years                                     973,637
    Total                                      $1,195,484

   Short-term debt borrowings are limited by provisions of the 1935 Act to $250 million and further limited by charter provisions to $218 million.
Lines of credit are shared with other AEP System companies and at December 31, 1994 and 1993 were available in the amounts of $558 million and $537 million, respectively. Commitment fees of approximately 3/16 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of:
                                     Balance         Weighted
                                   Outstanding       Average
                                 (in thousands)   Interest Rate
December 31, 1994:
  Notes Payable                      $    85           6.5%
  Commercial Paper                    17,150           6.3
    Total                            $17,235           6.3

December 31, 1993:
  Notes Payable                      $ 2,250           3.1%
  Commercial Paper                    38,000           3.6
    Total                            $40,250           3.6


13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values for preferred stock subject to mandatory redemption were $98.2 million and $112.6 million and for long-term debt were $1.11 billion and $1.25 billion at December 31, 1994 and 1993, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $115 million and for long-term debt were $1.2 billion at both December 31, 1994 and 1993. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.

14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                                 (in thousands)
1994
 March 31                $487,041    $74,860   $54,235
 June 30                  417,352     55,755    33,976
 September 30             429,496     62,190    42,398
 December 31              404,837     52,068    32,017

1993
 March 31                 430,158     68,965    49,287
 June 30                  410,923     62,899    39,499
 September 30             457,532     65,100    43,643
 December 31              409,964     71,223    53,341