Form 10-K405, Exhibit 13
period 1995-12-31
OHIO POWER CO
filed 1996-03-28
CIK 73986

Selected Consolidated Financial Data
                                                                               Year Ended December 31,
                                                      1995             1994             1993            1992              1991
                                                                                  (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                                $1,822,997       $1,738,726       $1,708,577      $1,691,597        $1,679,168
  Operating Expenses                                 1,550,837        1,493,853        1,440,390       1,439,826         1,412,961
  Operating Income                                     272,160          244,873          268,187         251,771           266,207
  Nonoperating Income                                   11,240            7,722           18,075          22,391             7,513
  Income Before Interest Charges                       283,400          252,595          286,262         274,162           273,720
  Interest Charges                                      93,953           89,969          100,492         113,609           107,618
  Net Income                                           189,447          162,626          185,770         160,553           166,102
  Preferred Stock Dividend Requirements                 14,668           15,301           16,990          17,115            17,112
  Earnings Applicable to Common Stock              $   174,779      $   147,325      $   168,780     $   143,438       $   148,990

                                                                                     December 31,
                                                      1995             1994             1993            1992              1991
                                                                                    (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant                            $4,915,222       $4,938,121       $4,802,327      $4,733,782        $4,761,356
  Accumulated Depreciation and
     Amortization                                    2,091,148        2,077,626        1,992,082       1,916,011         1,871,711
  Net Electric Utility Plant                        $2,824,074       $2,860,495       $2,810,245      $2,817,771        $2,889,645

  Total Assets                                      $4,156,564       $4,151,140       $4,133,791      $3,722,354        $3,714,425

  Common Stock and Paid-in Capital                 $   780,675      $   784,301      $   784,301     $   786,108       $   786,108
  Retained Earnings                                    518,029          483,222          474,500         445,955           436,689
  Total Common Shareholder's Equity                 $1,298,704       $1,267,523       $1,258,801      $1,232,063        $1,222,797

  Cumulative Preferred Stock:
    Not Subject to Mandatory Redemption           $     41,240      $   126,240      $   126,240     $   232,978       $   232,978
    Subject to Mandatory Redemption (a)                115,000          115,000          115,000           -                  -

      Total Cumulative Preferred Stock             $   156,240      $   241,240      $   241,240     $   232,978       $   232,978

  Long-term Debt (a)                                $1,227,632       $1,188,989       $1,194,483      $1,366,221        $1,240,140

  Obligations Under Capital Leases (a)             $   131,926      $   127,735     $     97,329    $     96,168       $   112,802

  Total Capitalization and Liabilities              $4,156,564       $4,151,140       $4,133,791      $3,722,354        $3,714,425

(a) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Business Outlook

 Since its enactment in 1992, the Energy Policy Act has fostered competition in the generation and sale of electricity in the wholesale market. The prospect for market driven rates is powering a movement, mainly among large industrial energy users, to introduce competition to the retail market as well. As a result management expects that competition will be a significant factor influencing the Company s future results of operations. Among the other factors that could impact future earnings are affiliated coal mining costs including future shutdown costs.
 A significant expansion of competition in the generation and sale of electricity could result in an adverse effect on future results of operations from stranded costs and the write-off of regulatory assets. Stranded costs occur when a customer switches to a new supplier creating the issue of who pays for investments and commitments that are no longer needed, economical or recoverable in a competitive market. The amount of any losses the Company may experience from stranded costs depends on the extent to which direct competition is introduced to the Company s business and the market price of energy. Cost-based regulation traditionally results in the recognition of revenues and expenses in accordance with rate commission orders which can result in revenue and expense recognition in different time periods than for enterprises that are not regulated. As a result, regulatory assets have been recorded by regulated utility companies representing the deferral of costs for recovery in future periods. At December 31, 1995, the Company had $562 million of regulatory assets. In order to maintain regulatory assets, the Company s rates must be cost-based regulated. Management has reviewed the evidence currently available and concluded that the Company continues to meet the requirements to apply rate-regulated accounting standards. In the event a portion of the Company s business no longer met these requirements, regulatory assets would have to be written off for that portion of the business.
 Whether future results of operations are adversely affected by losses or write-offs will also depend on whether and how equitable recovery is provided for by the applicable regulators. We intend to seek appropriate recovery of any stranded costs and regulatory assets that may result from a transition to competition.
 The Company, as a member of the AEP System, has the financial strength, geographic reach, location and cost structure to be an able competitor. Although no assurance can be given that the Company can maintain this position in the future, management is taking steps to prepare for the challenges that increased competition will present. In 1995 management took steps to prepare for competition by realigning the Company s operations, along with the operations of the AEP System s other operating companies, into functional operating units, expanding marketing and customer service efforts and proposing a plan for an orderly transition to retail competition. Management also proposed and filed open access transmission rates.
 The realignment from separate operating company organizations to distinct AEP System wide power generation and energy delivery operating units will facilitate the unbundling of electric services to separate competitive generation services from regulated transmission and distribution services.
It also should facilitate our ability to more efficiently and effectively meet customer needs. Process improvement and cost control will be key performance objectives for our new operating units.
 In October of 1995 management proposed the creation of an Independent
System Operator to operate a multi-state transmission grid to facilitate equal, safe and efficient transmission. Management also proposed the eventual creation of a Regional Power Exchange that would accept offers to buy and sell power and would settle transactions based on the price at which supply and demand are balanced. Under the proposal regulators would continue to regulate delivery services and provide for the recovery of any stranded costs and regulatory assets through a wires charge.
 Management has also offered access to AEP s extensive transmission grid at 142 interconnections to all parties under the same terms and conditions available to the AEP System. This should provide the Company with greater opportunities for transmission service revenues. Management has also responded to our retail customers needs by introducing new rate designs (interruptible buy-through and real time pricing).
 These proposals were issued to enable the Company to participate in a meaningful way in the process of shaping the form of the future competitive playing field. Should competition expand significantly, our success will depend on our ability to obtain a level playing field, improve and expand on our energy sales and services and maintain and improve on our relatively low cost structure.

Affiliated Coal

 In recent years the Company has been limited in its recovery of the cost of coal produced by its affiliated mines in its Ohio jurisdiction. Under the terms of a 1992 stipulation agreement a predetermined price of $1.575 per million Btu's for coal burned at the Gavin Plant was established effective December 1, 1994 for a 15-year period subject to adjustment for inflation. A subsequent Settlement Agreement set an overall predetermined electric fuel component (EFC) rate for OPCo at 1.465 cents per kwh for the period June 1, 1995 through November 30, 1998. The Gavin Plant predetermined price will remain effective as escalated from the original $1.575 per million Btu s from December 1, 1998 through 2009. After November 2009 the price that OPCo can recover for coal from its affiliated Meigs mine, which supplies the Gavin Plant, will be limited to the lower of cost or the then-current market price. The predetermined prices provide OPCo with an opportunity to accelerate recovery of its Ohio jurisdictional investment in and liabilities and closing costs of the Company s Meigs, Muskingum and Windsor mining operations to the extent the actual cost of coal burned at the Gavin Plant is less than the predetermined prices. Based on the estimated future cost of coal at Gavin Plant, management believes that the Company should be able to recover under the terms of the 1992 stipulation agreement and in conjunction with the Settlement Agreement, the Ohio jurisdictional portion of the cost of the affiliated mining operations including mine closure costs. Management intends to seek from ratepayers recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the Meigs, Muskingum and Windsor mines. The non-Ohio jurisdictional portion of shutdown costs for these mines which includes the investment in the mines, leased asset buy-outs, reclamation costs and employee benefits is estimated to be approximately $195 million after tax at December 31, 1995. The affiliated Muskingum and Windsor mines may have to close by January 2000 as part of the Company s efforts to comply with Phase II requirements of the Clean Air Act Amendments of 1990. Should it become apparent that the costs of the affiliated mines including future mine closure costs will not be recoverable, the mines could be closed and results of operations and possibly financial condition adversely affected.

Environmental Concerns
Clean Air Act

 To comply with the Clean Air Act Amendments of 1990 (CAAA) which requires substantial reductions in sulfur dioxide and nitrogen oxides emitted from electric generating plants, an AEP System wide least-cost compliance plan was developed reflecting various methods of compliance. The cornerstone of the compliance strategy was the installation of flue gas desulfurization systems (scrubbers) on OPCo's two-unit Gavin Plant which has been responsible for about 25% of the AEP System's total sulfur dioxide emissions. By selecting scrubbers, the compliance plan allows the use of Ohio high-sulfur coal at the Gavin Plant. The scrubbers for the Gavin Units are completed and in operation. The PUCO approved the compliance plan as the least cost compliance strategy and approved recovery of the compliance costs under the terms of the Settlement Agreement.
 Through the CAAA emission allowance program in which utilities are authorized to emit a designated quantity of sulfur dioxide, measured in tons per year, AEP, on a system wide or aggregate basis, will bank a substantial number of Phase I allowances due to over compliance. To meet the stricter standards of Phase II of the CAAA, AEP has the option to use banked Phase I allowances, buy low sulfur compliance coal, purchase additional allowances and/or build additional scrubbers. AEP also has the option to sell Phase I allowances saved due to the installation of the scrubbers and the acquisition of low sulfur coal.

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

 The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund legislation) addresses clean-up of hazardous substances at disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1995, OPCo is currently involved in litigation with respect to three sites being overseen by the Federal EPA. There are four additional sites for which the Company has received information requests which could lead to
 Potentially Responsible Party (PRP) designation. OPCO s liability has been resolved for two sites with no significant effect on results of operation. The Company's present estimates do not anticipate material cleanup costs for identified sites for which OPCo has been declared a PRP. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations and possibly financial condition would be adversely affected unless the costs can be recovered.

Results of Operations

Net Income Rose in 1995 After Declining in 1994

 Net income increased 16% in 1995 primarily due to increased energy sales, the favorable effect of an $8.3 million after tax adjustment to revenues recorded in June 1995 under a major industrial contract and a retail base rate increase in March of 1995. The increase in energy sales was attributable to increased usage and new customers. In 1994 net income decreased 12% due mainly to a fuel cost disallowance in 1994 related to the idling of a dragline at a subsidiary's strip mining operation and the lack of full recovery of the cost of idling another dragline at the same strip mine.

Operating Revenues and Energy Sales Increase

 Operating revenues increased 5% in 1995 and 2% in 1994. Energy sales to retail customers rose in both 1995 and 1994 while sales to wholesale customers increased in 1995 after declining for two years. The change in operating revenues is analyzed as follows:

                               Increase (Decrease)
                               From Previous Year
(dollars in millions)     1995             1994
                         Amount    %      Amount    %

Retail:
  Price Variance. . . . .$ 56.8           $ 10.0
  Volume Variance . . . .  32.2             12.9
  Fuel Cost Recoveries. . (13.8)           (17.9)
                           75.2   6.0        5.0   0.4

Wholesale:
  Price Variance. . . . . (17.2)            52.6
  Volume Variance . . . .  26.3            (43.3)
  Fuel Cost Recoveries. .  (3.5)             4.0
                            5.6   1.2       13.3   3.0

Other Operating Revenues.   3.5  10.5       11.8  53.9

    Total . . . . . . . .$ 84.3   4.8     $ 30.1   1.8

 The increase in 1995 operating revenues resulted primarily from a retail rate increase in March of 1995, a revenue adjustment in June 1995 on a major industrial contract, and a 3% increase in energy sales to retail customers due to increased usage and growth in the number of residential and commercial customers. Total sales of energy were 45.7 billion kilowatthours in 1995 compared with 44 billion kilowatthours in 1994. Energy sales to residential customers, which is the most weather-sensitive customer class, rose 6% in 1995 mainly as a result of increased weather related usage in the last half of the year. Sales to commercial and industrial customers rose 5% and 2%, respectively, reflecting more than 1600 new commercial customers, the effects of weather and economic growth in the Company s service area.
 Wholesale revenues increased in 1995 due to an increase in energy supplied to the AEP System Power Pool (Power Pool) reflecting increased weather-related energy demand of affiliated members of the Power Pool during the last six months of the year. Energy sales to the Power Pool are priced to compensate the supplying Power Pool member for its out-of-pocket costs. The increase in revenues from Power Pool sales was partially offset by decreased revenues from unaffiliated utilities in 1995. The decline in unaffiliated wholesale revenues resulted from a decrease in direct sales to an unaffiliated utility reflecting the return to service of that utility s generating unit which had been out of service for a portion of 1994 for scheduled maintenance, and a reduction in revenues from OPCo s share of Power Pool revenues. While Power Pool revenues decreased, energy sales by the Power Pool increased. The price related decrease in Power Pool revenues reflects the increasing competition in the wholesale market.
 The increase in retail revenues in 1994 reflects a 2% increase in retail energy sales resulting from growth in the number of residential, commercial and industrial customers served and increased usage by industrial and commercial customers. Energy sales to residential customers remained constant in 1994. Reduced fuel clause recoveries from retail customers offset much of the increase in retail revenues. The increase in retail energy sales in 1994 was offset by a 10% decline in wholesale sales resulting in a 2% decline in net energy sales.
 Wholesale revenues increased 3% in 1994, on a 10% decline in sales, reflecting increased revenues from the Power Pool. Power Pool revenues increased although energy sales declined due to increased take-or-pay capacity charges from unaffiliated utilities. Capacity charges are to reserve a specified quantity of generating capacity and must be paid even when the energy is not taken. The increase in capacity charges resulted from increased capacity reserved under a long-term contract and, due to a forced generating unit outage of an unaffiliated utility, under short-term contracts with unaffiliated utilities in the summer of 1994. The increase in capacity reservation did not lead to a corresponding increase in energy sold in 1994 due to mild weather throughout most of 1994. The mild weather in 1994, combined with increased competition in the wholesale market, reduced the Power Pool's short-term sales for 1994. Also contributing to the higher wholesale revenues were increased fuel cost recoveries from energy deliveries to the Power Pool.
 The increase in other operating revenues in 1994 was due to increased transmission service revenues and revenues from residential customers for energy conservation demand-side management programs.

Operating Expenses

 Operating expenses rose 4% in both 1995 and 1994. Changes in the components of operating expenses were as follows:

                            Increase (Decrease)
                            From Previous Year
(dollars in millions)      1995           1994
                          Amount    %    Amount    %

Fuel. . . . . . . . . .   $(66.4) (9.7)  $ 41.6   6.5
Purchased Power . . . .      2.0   3.3    (11.3)(15.9)
Other Operation . . . .    119.7  57.8    (11.5) (5.3)
Maintenance . . . . . .     (6.3) (4.2)     9.8   7.0
Depreciation and
  Amortization. . . . .      3.3   2.5      3.8   3.0
Taxes Other Than
  Federal Income Taxes.    (11.4) (6.3)    12.7   7.5
Federal Income Taxes. .     16.1  20.2      8.4  11.8
  Total Operating
    Expenses. . . . . .   $ 57.0   3.8   $ 53.5   3.7

 Although generation increased 2% in 1995, fuel expense declined mainly as a result of a decrease in the average cost of fuel consumed resulting from reduced coal prices. Coal prices declined in 1995 primarily due to renegotiation of certain long-term coal contracts, lower priced purchases under existing and new contracts and a reduction in affiliated coal prices from increased productivity at the affiliated mines and the positive effect in 1995, on affiliated mining costs, of the write-off of a dragline idled at a subsidiary s strip mine in June 1994. Also contributing to the decrease in 1995 fuel expense was the effect of a fuel cost disallowance in 1994 connected with another drag line idled in 1993.
 Fuel expense increased in 1994 primarily due to the idled drag- line s fuel cost disallowance, lack of full recovery of the cost of idling another dragline in 1994 and an increase in net generation. As part of a 1994 electric fuel component (EFC) review, the PUCO ruled that the Big Muskie Dragline lease buyout in 1993 by Central Ohio Coal Company (COCCo) was not recoverable in the fuel period under review. In June 1994 COCCo idled another leased dragline. Management concluded that the dragline would no longer be needed due to the Muskingum River Plant's Clean Air Act Amendments of 1990 (CAAA) compliance plan to use low sulfur coal from unaffiliated sources. The increase in generation in 1994 was due to the unavailability of an affiliated company's nuclear generating units due to scheduled refueling and maintenance outages in 1994.
 The decline in purchased power expense in 1994 resulted from a decrease in Power Pool energy purchases resulting from the refueling outages of the affiliated nuclear units.
 The significant increase in other operation expense in 1995 was primarily due to rent and other operating costs of the newly installed Gavin Plant scrubbers which went into service in December 1994 and the first quarter of 1995; a provision for severance pay recorded in 1995 related mainly to a functional realignment of AEP System operations; and an increase in employee benefits costs due to the recognition in expense of post-retirement benefits other than pensions (OPEB) costs commensurate with rate recovery. When SFAS 106, Employers Accounting for Postretirement Benefits Other Than Pensions was adopted in 1993 the resulting increase in OPEB costs was deferred until recovery in base rates was approved by the PUCO effective in March of 1995. OPEB cost in other operation expense in 1995 includes the current year s cost, after March 1995, and amortization over four years of the previously deferred cost. Other operation expense decreased in 1994 primarily due to a reduction in the amount of the amortization of pressurized fluidized bed combustion demonstration plant cost concurrent with the level of recovery through the fuel clause.
 Scheduled outages in 1994 for boiler inspections and repairs at the generating units accounted for the decrease in 1995 and increase in 1994 of maintenance expense.
 The decline in taxes other than federal income taxes in 1995 and the increase in 1994 was mainly due to a West Virginia business and occupation tax which was generation based through May 1995. Effective June 1995, the West Virginia tax is based on generating capacity in West Virginia rather than on generation in West Virginia resulting in lower taxes in 1995. The increase in the West Virginia tax in 1994 reflected increased generation at West Virginia power plants. Taxes other than federal income taxes in West Virginia will be less volatile due to the change in methodology. Also contributing to the increase in 1994 was increased Ohio real and personal property taxes due to an increase in property valuation rates.

 Federal income tax expense in 1995 attributable to operations increased primarily due to an increase in pre-tax operating income. The increase in federal tax expense in 1994 was primarily due to changes in certain book/tax differences accounted for on a flow-through basis.

Nonoperating Income and Interest Charges

 The decline in nonoperating income in 1994 was due primarily to the effect of interest income recorded in 1993 on a court ordered reversal of a prior refund in the Company's Federal Energy Regulatory Commission jurisdiction and on tax refunds received from the Internal Revenue Service (IRS) in March 1993 in connection with the settlement of audits of prior years' tax returns, and the favorable effect of adopting a new accounting standard for income taxes in January 1993.
 A refinancing program during the early part of 1994 and 1993 reduced the average interest rate on outstanding long-term debt in 1994 as well as the average levels of long-term debt outstanding causing the decline in interest expense in 1994.

Construction Spending

 Total plant and property additions were $154 million in 1995 and $219 million in 1994. Management estimates construction expenditures for the next three years to be $470 million. Funds for construction of new facilities and improvement of existing facilities come from a combination of internally generated funds, short-term and long-term borrowings and equity investments by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.). However, nearly all of the construction expenditures for the next three years are expected to be financed internally.

Capital Resources

 When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1995, $372 million of unused short-term lines of credit shared with other AEP System companies were available. A charter provision limits short-term borrowings to $223 million. Short-term borrowings of $9 million at December 31, 1995 reflect an $8 million reduction. Periodic reductions of outstanding short-term debt are made through issuances of long-term debt, preferred stock and equity capital contributions by the parent company.
 The Company has regulatory approval to issue up to $340 million of long-term debt. Management expects to use the proceeds of future long-term financings to retire short-term debt, refinance maturing and other long-term debt, refund cumulative preferred stock and fund construction expenditures.
 The Company presently exceeds all minimum coverage requirements for issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1995, the mortgage bonds and preferred stock coverage ratios were 6.17 and 3.04, respectively.

Litigation

 The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations and/or financial condition.

Effects of Inflation

 Inflation affects the Company s cost of replacing utility plant and the cost of operating and maintaining its plant. The rate-making process limits recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

New Accounting Rules

 The Financial Accounting Standards Board (FASB) issued a new accounting standard, SFAS 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The new standard is effective for 1996 accounting periods. The initial implementation of this new standard is not expected to have a significant impact on the Company.
 In 1996 the FASB issued an exposure draft  Accounting for Certain
Liabilities Related to Closure or Removal of Long-Lived Assets.   This
document proposes that the present value of any decommissioning or other closure or removal obligation be recorded as a liability when the obligation is incurred. A corresponding asset would be recorded in the plant investment account and recovered through depreciation charges over the asset s life. A proposed transition rule would require that an entity report in income the cumulative effect of initially applying the new standard. The Company is currently studying the impact of the proposed rules and evaluating its potential impact.

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of
Directors of Ohio Power Company:

We have audited the accompanying consolidated balance sheets of Ohio Power Company and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Columbus, Ohio
February 27, 1996

Consolidated Statements of Income

                                                                          Year Ended December 31,
                                                             1995                 1994                1993
                                                                             (in thousands)
OPERATING REVENUES                                        $1,822,997           $1,738,726          $1,708,577

OPERATING EXPENSES:
   Fuel                                                      616,132              682,537             640,963
   Purchased Power                                            61,945               59,956              71,260
   Other Operation                                           327,026              207,292             218,793
   Maintenance                                               144,202              150,568             140,756
   Depreciation and Amortization                             135,844              132,498             128,668
   Taxes Other Than Federal Income Taxes                     170,047              181,435             168,772
   Federal Income Taxes                                       95,641               79,567              71,178
                Total Operating Expenses                   1,550,837            1,493,853           1,440,390

OPERATING INCOME                                             272,160              244,873             268,187

NONOPERATING INCOME                                           11,240                7,722              18,075

INCOME BEFORE INTEREST CHARGES                               283,400              252,595             286,262

INTEREST CHARGES                                              93,953               89,969             100,492

NET INCOME                                                   189,447              162,626             185,770

PREFERRED STOCK DIVIDEND REQUIREMENTS                         14,668               15,301              16,990

EARNINGS APPLICABLE TO COMMON STOCK                     $    174,779           $  147,325          $  168,780

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                       December 31,
                                                                   1995             1994
                                                                      (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                    $2,534,893       $2,516,390
   Transmission                                                     798,854          790,736
   Distribution                                                     833,944          798,387
   General (including mining assets)                                688,253          782,719
   Construction Work in Progress                                     59,278           49,889
                 Total Electric Utility Plant                     4,915,222        4,938,121

   Accumulated Depreciation and Amortization                      2,091,148        2,077,626
                 NET ELECTRIC UTILITY PLANT                       2,824,074        2,860,495

OTHER PROPERTY AND INVESTMENTS                                      107,510          120,856

CURRENT ASSETS:
   Cash and Cash Equivalents                                        44,000            30,700
   Accounts Receivable:
      Customers                                                    125,710            94,984
      Affiliated Companies                                          48,193            37,257
      Miscellaneous                                                 26,814            26,440
      Allowance for Uncollectible Accounts                          (1,424)           (1,019)
   Fuel - at average cost                                          126,952           147,152
   Materials and Supplies - at average cost                         80,468            67,719
   Accrued Utility Revenues                                         40,100            28,775
   Prepayments                                                      42,286            43,894
                 TOTAL CURRENT ASSETS                              533,099           475,902

REGULATORY ASSETS                                                  562,329           540,080

DEFERRED CHARGES                                                   129,552           153,807

                     TOTAL                                      $4,156,564        $4,151,140

See Notes to Consolidated Financial Statements.

                                                                        December 31,
                                                                    1995             1994
                                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                           $  321,201       $   321,201
   Paid-in Capital                                                 459,474           463,100
   Retained Earnings                                               518,029           483,222
                Total Common Shareholder's Equity                1,298,704         1,267,523
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                          41,240           126,240
       Subject to Mandatory Redemption                             115,000           115,000
   Long-term Debt                                                1,138,425         1,188,319
                TOTAL CAPITALIZATION                             2,593,369         2,697,082

OTHER NONCURRENT LIABILITIES                                       214,726           196,299

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                               89,207               670
   Short-term Debt                                                   9,400            17,235
   Accounts Payable - General                                       74,360            93,770
   Accounts Payable - Affiliated Companies                          28,220            28,662
   Taxes Accrued                                                   161,430           156,525
   Interest Accrued                                                 20,807            22,681
   Obligations Under Capital Leases                                 25,172            25,314
   Other                                                            80,507            80,365

                TOTAL CURRENT LIABILITIES                          489,103           425,222

DEFERRED INCOME TAXES                                              731,959           712,646

DEFERRED INVESTMENT TAX CREDITS                                     49,860            53,430

DEFERRED CREDITS                                                    77,547            66,461

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                                       $4,156,564        $4,151,140

Consolidated Statements of Cash Flows
                                                            Year Ended December 31,
                                                      1995           1994           1993
                                                               (in thousands)
OPERATING ACTIVITIES:
   Net Income                                       $ 189,447      $ 162,626      $ 185,770
   Adjustments for Noncash Items:
      Depreciation, Depletion and Amortization        154,915        147,347        144,292
      Deferred Federal Income Taxes                    29,573         (9,471)       (19,607)
      Deferred Investment Tax Credits                  (3,570)        (3,630)        (4,222)
      Deferred Fuel Costs (net)                       (26,213)        (8,030)         8,290
   Changes in Certain Current Assets
     and Liabilities:
      Accounts Receivable (net)                       (4l,631)        21,513         (1,479)
      Fuel, Materials and Supplies                      7,451         31,474         72,297
      Accrued Utility Revenues                        (11,325)         3,459         (2,557)
      Accounts Payable                                (19,852)       (17,657)        53,417
      Taxes Accrued                                     4,905        (11,570)        (1,311)
   Other (net)                                         58,753        (18,500)       (43,224)
   Net Cash Flows From Operating Activities           342,453        297,561        391,666

INVESTING ACTIVITIES:
   Construction Expenditures                         (122,132)      (151,255)      (161,052)
   Proceeds from Sale of Property and Other             4,241         46,202         19,124
   Net Cash Flows Used For Investing Activities      (117,891)      (105,053)      (141,928)

FINANCING ACTIVITIES:
   Issuance of Cumulative Preferred Stock             -              -              113,610
   Issuance of Long-term Debt                         82,331          48,906        517,478
   Retirement of Cumulative Preferred Stock          (86,917)        -             (109,187)
   Retirement of Long-term Debt                      (44,348)        (54,733)      (704,959)
   Change in Short-term Debt (net)                    (7,835)        (23,015)        40,250
   Dividends Paid on Common Stock                   (139,428)       (138,468)      (140,042)
   Dividends Paid on Cumulative Preferred Stock      (15,065)        (15,301)       (17,141)
   Net Cash Flows Used For Financing Activities     (211,262)       (182,611)      (299,991)

Net Increase (Decrease) in Cash and
  Cash Equivalents                                    13,300           9,897        (50,253)
Cash and Cash Equivalents January 1                   30,700          20,803         71,056
Cash and Cash Equivalents December 31              $  44,000      $   30,700     $   20,803

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                            Year Ended December 31,
                                                        1995         1994           1993
                                                                (in thousands)
Retained Earnings January 1                           $483,222      $474,500       $445,955

Net Income                                             189,447       162,626        185,770
                                                       672,669       637,126        631,725
Deductions:
  Cash Dividends Declared:
    Common Stock                                       139,428       138,468        140,042
    Cumulative Preferred Stock:
       4.08%    Series                                     204           204            204
       4-1/2%   Series                                     911           911            911
       4.20%    Series                                     252           252            252
       4.40%    Series                                     440           440            440
       5.90%    Series                                   2,655         2,655            199
       6.02%    Series                                   2,408         2,408            321
       6.35%    Series                                   1,905         1,905          1,196
       7.60%    Series                                   2,564         2,660          2,660
       7-6/10% Series                                    2,564         2,660          2,660
       7.72%    Series                                     -             -              691
       7.76%    Series                                     -             -            3,337
       8.04%    Series                                   1,162         1,206          1,206
       8.48%    Series                                     -             -            2,275
       $2.27    Series                                     -             -              789
                Total Dividends                        154,493       153,769        157,183
  Capital Stock Expense                                    147           135             42
                Total Deductions                       154,640       153,904        157,225

Retained Earnings December 31                         $518,029      $483,222       $474,500

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Ohio Power Company (the Company or OPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power and provides electric power to over 668,000 retail customers in northwestern, east central, eastern and southern sections of Ohio. Wholesale electric power is supplied to neighboring utility systems. As a member of the American Electric Power
(AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, its facilities are operated in con-junction with the facilities of certain other AEP affiliated utilities as an integrated system.

   The Company has three wholly-owned coal-mining subsidiaries: Central Ohio Coal Company (COCCo), Southern Ohio Coal Company (SOCCo) and Windsor Coal Company (WCCo) which conduct mining operations at the Muskingum mine, Meigs mine and Windsor mine, respectively. Substantially all coal produced by the coal-mining subsidiaries is sold to the Company at cost plus a Securities and Exchange Commission (SEC) approved return on investment.

Regulation

   As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated financial statements include OPCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolidation.

Basis of Accounting

   As a cost-based rate-regulated entity, the Company's consolidated financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation , regulatory assets and liabilities are recorded to reflect the economic effects of regulation.

Use of Estimates

   The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1995, 1994 and 1993 were not significant.

Depreciation, Depletion and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of property other than coal-mining property and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                              Composite
of Property                                  Annual Rates
                                             1995    1994
Production:
  Steam-Fossil-Fired                         3.4%    3.6%
  Hydroelectric-Conventional                 2.7%    2.1%
Transmission                                 2.3%    1.7%
Distribution                                 4.0%    3.8%
General                                      2.0%    2.1%

   Amounts to be used for removal of plant are recovered through depreciation charges included in rates. Depreciation, depletion and amortization of coal-mining assets is provided over each asset's estimated useful life, ranging up to 30 years, and is calculated using the straight-line method for mining structures and equipment. The units-of-production method is used for coal rights and mine development costs based on estimated recoverable tonnages at a current average rate of $1.07 per ton. These costs are included in the cost of coal charged to fuel expense.

Cash and Cash Equivalents

  Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

  Historically, changes in retail fuel cost are deferred until reflected in revenues through a PUCO fuel cost recovery mechanism. The PUCO approved a February 1995 Settlement Agreement between OPCo and certain other parties which fixed the fuel cost recovery rate factor at 1.465 cents per kwh through November of 1998. See Note 3 for further details about the Settlement Agreement. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

  The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes . Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, regulatory assets and liabilities are recorded in accordance with SFAS 71.

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

  Redemption premiums paid to reacquire preferred stock are deferred, debited to paid-in capital and amortized to retained earnings in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired to meet sinking fund requirements is credited to paid-in capital.

Other Property and Investments

  Other property and investments are stated at cost.

Reclassifications

 Certain prior-period amounts were reclassified to conform with current-period presentation.


2. EFFECTS OF REGULATION:

 The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions in order to match expenses with the related revenues included in cost-based regulated rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71.
In the event a portion of the Company s business no longer met these requirements regulatory assets and liabilities would have to be written off for that portion of the business.

 Regulatory assets and liabilities are comprised of the following:
                                       December 31,
                                     1995        1994
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Income Taxes            $420,697    $431,225
  Unamortized Loss On
    Reacquired Debt                  19,352      21,440
  Other                             122,280      87,415
  Total Regulatory Assets          $562,329    $540,080

Regulatory Liabilities:
  Deferred Investment Tax Credits  $ 49,860    $ 53,430
  Deferred Gains From Emission
    Allowance Sales*                 55,229      35,371
  Other*                             11,630      19,922
  Total Regulatory Liabilities     $116,719    $108,723

*Included in Deferred Credits on Consolidated Balance Sheets.


3. RATE MATTERS:

Base Rate Activity

 In March 1995 a Settlement Agreement was approved by the Public Utilities Commission of Ohio (PUCO) that resolved a July 1994 base rate case and a pending electric fuel component (EFC) proceeding. Under the terms of the Settlement Agreement, base rates increased by $66 million annually. The base rate increase includes recovery of the cost of the flue gas desulfurization systems (scrubbers) installed at the Gavin Plant. The Settlement Agreement also fixed the EFC rate at 1.465 cents per kwh from June 1995 through November 1998. The Agreement also provides the Company with the opportunity to recover its Ohio jurisdictional share of its investment in and the liabilities and the future shut-down costs of its affifliated mines as well as any fuel costs incurred above the fixed rate. Further, OPCo s Clean Air Act Amendments of 1990 (CAAA) compliance plan was approved.

Recovery of Fuel Costs

 Under the terms of a 1992 stipulation agreement the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu s with quarterly escalation adjustments through November 2009. (As discussed above the Settlement Agreement fixes the EFC factor at 1.465 cents per kwh for the period June 1, 1995 through November 30, 1998.) Beginning December 1, 1998 the escalated predetermined price will be effective until 2009. After November 2009 the price that OPCo can recover for coal from its affiliated Meigs mine which supplies the Gavin Plant will be limited to the lower of cost or the then-current market price. The 1992 stipulation agreement, in conjunction with the above-referenced Settlement Agreement, provides the Company with an opportunity to accelerate recovery of its investment in and the liabilities, closing costs and any operating losses of its affiliated mining operations incurred during the fixed EFC period attributable to its Ohio jurisdiction to the extent the actual cost of coal burned at the Gavin Plant is below the predetermined price.

 Based on the estimated future cost of coal burned at Gavin Plant, management believes that the Ohio jurisdictional portion of the investment in and liabilities and closing costs of the affifliated mining operations will be recovered under the terms of the predetermined price agreement.
Management intends to seek from ratepayers recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the affiliated Meigs, Muskingum and Windsor mines. The non-Ohio jurisdictional portion of shutdown costs for these mines which includes the investment in the mines, leased asset buyouts, reclamation costs and employee benefits is estimated to be approximately $195 million after tax at December 31, 1995.

 The affiliated Muskingum and Windsor mines may have to close by January
2000 as part of the compliance with Phase II requirements of the CAAA. The Muskingum and/or Windsor mines could close prior to January 2000 depending on the economics of continued operation under the terms of the above Settlement Agreement. Unless future shutdown costs and/or the cost of affiliated coal production of the Meigs, Muskingum and Windsor mines can be recovered, results of operations and possibly financial condition would be adversely affected.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

 Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1996-1998 are estimated to be $470 million.

 In addition to fuel acquired from coal-mining subsidiaries and spot-markets, the Company has long-term fuel supply contracts with unaffiliated companies. The contracts generally contain clauses that provide for periodic price adjustments. The Company's retail jurisdictional fuel clause mechanism provides, with the PUCO's review and approval, for deferral and subsequent recovery or refund of changes in the cost of fuel. (See Note 3 for changes in the fuel clause mechanism resulting from the Settlement and Stipulation Agreements.) The unaffiliated contracts are for various terms, the longest of which extends to 2012, and contain clauses that would release the Company from its obligation under certain force majeure conditions.

Clean Air Act

 The CAAA requires significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began in 1995 and the second, more restrictive phase (Phase II) begins in the year 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999.

 The AEP System complied with the Phase I restrictions by the installation of flue gas desulfurization equipment (scrubbers) on OPCo s two-unit 2,600 mw Gavin Plant and by the use of fuel switching at certain other units. The two scrubbers became operational in December 1994 and March 1995 and are being leased under an operating lease from an unaffiliated company. OPCo s lease expense and other operating costs of the scrubbers are being recovered in its base rates that went into effect in March 1995.

Litigation

 The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.


5. RELATED PARTY TRANSACTIONS:

 Benefits and costs of the System's generating plants are shared by members of the Power Pool. The Company is a member of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool. The Company is a net supplier to the pool and, therefore, receives net capacity credits from the Power Pool.

 Operating revenues includes revenues for supplying energy and capacity to the Power Pool as follows:
                           Year Ended December 31,
                          1995        1994       1993
                                 (in thousands)

Capacity Revenues       $147,317   $127,928   $116,892
Energy Revenues          132,604    133,189    138,816

     Total              $279,921   $261,117   $255,708

 Purchased power expense includes charges of $26.6 million in 1995, $20.9 million in 1994 and $38.9 million in 1993 for energy received from the Power Pool.

 Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $94 million in 1995, $98.4 million in 1994 and $97.3 million in 1993.

 In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $15.6 million in 1995, $21.7 million in 1994 and $12.7 million in 1993. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

 Purchased power expense includes $2.9 milllion in 1995, $2.1 million in 1994 and $7.1 million in 1993 of energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

 Operating revenues include energy sold directly to Wheeling Power Company in the amounts of $55.2 million in 1995, $56.8 million in 1994 and $57.6 million in 1993. Wheeling Power Company is an affiliated distribution utility that is not a member of the Power Pool.

 AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $13.7 million, $14.3 million and $16.8 million in 1995, 1994 and 1993, respectively.

 Coal-transportation costs paid to affiliated companies aggregate approximately $4.3 million, $7.9 million and $8.6 million in 1995, 1994 and 1993, respectively. These charges are included in fuel expense. The prices charged by the affiliates are computed in accordance with orders issued by the SEC.

 The Company and an affiliate, Appalachian Power Company, jointly own two power plants. The costs of operating these facilities are apportioned between the owners based on ownership interests. The Company's share of these costs is included in the appropriate expense accounts on the Consolidated Statements of Income and the investment is included in electric utility plant on the Consolidated Balance Sheet.

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

6. FEDERAL INCOME TAXES:

 The details of federal income taxes as reported are as follows:

                                                                           Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                    (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $67,513                $89,638             $ 83,471
  Deferred                                                     29,960                 (8,237)             (10,477)
  Deferred Investment Tax Credits                              (1,832)                (1,834)              (1,816)
           Total                                               95,641                 79,567               71,178
Charged (Credited) to Nonoperating Income (net):
  Current                                                         183                 (1,715)               4,602
  Deferred                                                       (387)                (1,234)              (9,130)
  Deferred Investment Tax Credits                              (1,738)                (1,796)              (2,406)
           Total                                               (1,942)                (4,745)              (6,934)
Total Federal Income Taxes as Reported                        $93,699               $ 74,822              $64,244

 The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                             Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                 (in thousands)
Net Income                                                    $189,447              $162,626              $185,770
Federal Income Taxes                                            93,699                74,822                64,244
Pre-tax Book Income                                           $283,146              $237,448              $250,014

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                         $99,101               $83,107              $ 87,505
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                14,250                12,670                 9,644
    Removal Costs                                               (5,775)               (5,775)               (9,030)
    Corporate Owned Life Insurance                              (8,415)               (7,552)               (9,318)
    Amortization of Deferred Investment Tax Credits (net)       (3,453)               (3,630)               (4,221)
    Other                                                       (2,009)               (3,998)              (10,336)
Total Federal Income Taxes as Reported                         $93,699               $74,822              $ 64,244

Effective Federal Income Tax Rate                                 33.1%                 31.5%                 25.7%

 The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:
                                      December 31,
                                    1995       1994
                                     (in thousands)

Deferred Tax Assets              $ 150,118  $ 142,449
Deferred Tax Liabilities          (882,077)  (855,095)
  Net Deferred Tax Liabilities   $(731,959) $(712,646)

Temporary Differences
in Tax Dollars:
Property Related Temporary
  Differences                    $(606,667) $(583,884)
Amounts Due From Customers For
  Future Federal Income Taxes     (141,364)  (144,550)
Deferred State Income Taxes        (17,642)   (17,531)
All Other (net)                     33,714     33,319
    Total Net Deferred
      Tax Liabilities            $(731,959) $(712,646)

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

 The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

7. BENEFIT PLANS:

AEP System Pension Plan

 The Company and its subsidiaries participate in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the United Mine Workers of America (UMWA) pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each participating AEP System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974.

 The Company's share of net pension cost of the AEP System Pension Plan for the years ended December 31, 1995, 1994 and 1993 was $2.4 million, $5.8 mil-lion and $5.9 million, respectively.

AEP System Savings Plan

 An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $4.4 million in 1995 and $4.3 million in 1994 and 1993.

UMWA Pension Plans

 The Company's coal-mining subsidiaries provide UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. As of June 30, 1995, the UMWA actuary estimates that the OPCo coal-mining subsidiaries' share of the UMWA pension plans unfunded vested liabilities was approximately $35 million. In the event the coal-mining subsidiaries cease or significantly reduce mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of their share of the unfunded vested liability. Contributions are based on the number of hours worked, are expensed when paid and totaled $1.4 million in 1995 and $1.6 million in both 1994 and 1993.

Postretirement Benefits Other Than Pensions (OPEB)

 The AEP System provides certain other benefits for retired employees. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

 Postretirement medical benefits for the Company's UMWA employees who have or will retire after January 1, 1976 are the liability of the coal-mining subsidiaries. They are eligible for postretirement medical and life insurance benefits if they have at least 10 service years and are age 55 at retirement. Non-active UMWA employees become eligible at age 55 if they have 20 service years.

 SFAS 106, Employers Accounting for Post-retirement Benefits Other Than Pensions, was adopted in January 1993 to account for the Company s aggregate liability for OPEB. SFAS 106 requires the accrual during the employee s service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized, in accordance with SFAS 106, as a transition obligation over 20 years. OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The Company's annual accrued costs for 1995, 1994 and 1993 required by SFAS 106 for employ-ees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $35 million, $33.7 million and $34.2 million, respectively.

 The Company received authority from the FERC and the PUCO to defer the increased OPEB costs which are not being currently recovered in rates. Future recovery of the FERC deferrals and annual ongoing OPEB costs will be sought in the next FERC base rate filing. Recovery of the PUCO jurisdictional share of annual ongoing OPEB costs and amortization over four years of previously deferred OPEB costs was approved in March 1995 in the retail base rate case discussed in Note 3. At December 31, 1995 and 1994, $17.4 million and $18.7 million, respectively of OPEB costs were deferred.

 As a result of SFAS 106, a Voluntary Employees Beneficiary Association
(VEBA) trust fund for OPEB benefits for all non-UMWA employees was established and a corporate owned life insurance (COLI) program was imple-mented to lower the net OPEB costs, except where restricted by state law. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, in other property and investments. Legislation was passed by Congress which would have significantly reduced the tax benefits of a COLI program in the future. The legislation containing this provision was vetoed by the President. At this time it is uncertain if legislation repealing certain tax benefits for COLI programs will be enacted. If enacted this legislation would negatively impact the effectivenesss of the COLI program as a funding and cost reduction mechanism. For the PUCO jurisdiction where OPEB costs are reflected in cost of service beginning in March 1995, the funding policy is to make VEBA trust fund contributions equal to the increase in OPEB costs resulting from the implementation of SFAS 106. These contributions include amounts collected from ratepayers and the net earnings from the COLI program. For the FERC jurisdiction where OPEB recovery has not yet been approved, the funding policy is to contribute cash generated by the COLI program. Contributions to the VEBA trust fund, including amounts funded by the COLI program were $11.7 million in 1995, $3.3 million in 1994 and $4.8 million in 1993.

 Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The UMWA health plans are funded by payments from current and former UMWA wage agreement signatories, the 1950 UMWA Pension Plan surplus and the Abandoned Mine Land Reclamation Fund Surplus. Required annual payments to the UMWA health funds made by the coal-mining subsidiaries were recognized as expense when paid and totaled $500,000 in 1995, $800,000 in 1994 and $1.2 million in 1993.

 The Company s coal-mining companies participate in a Black Lung Trust. The coal companies made no payments to the Black Lung Trust in 1995, 1994 and 1993. The Trust has accumulated excess funds with the coal companies share totaling $10.5 million, $12 million and $17 million at December 31, 1995, 1994 and 1993, respectively. Excess Black Lung Trust funds can be used to pay certain UMWA postretirement medical benefits. The Company s coal companies received $5.8 million in 1995, $6.7 million in 1994 and $8 million in 1993 from the Trust funds for these UMWA benefits.

8. LEASES:

 Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

 Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                            Year Ended December 31,
                          1995       1994       1993
                                (in thousands)

Operating Leases        $61,979    $20,976    $26,432
Amortization of
  Capital Leases         24,467     23,355     20,352
Interest on
  Capital Leases          8,528      6,955      6,539
Total Rental Costs      $94,974    $51,286    $53,323

 Properties under capital leases and related obligations on the Consolidated Balance Sheets are as follows:

                                        December 31,
                                      1995       1994
                                      (in thousands)
Electric Utility Plant:
  Production                        $ 21,457   $ 21,971
  General (including mining assets)  187,218    187,773
      Total Electric Utility Plant   208,675    209,744
  Accumulated Amortization            83,794     87,079
      Net Electric Utility Plant     124,881    122,665
Other Property                         7,045      5,070
      Net Property under
       Capital Leases               $131,926   $127,735

Obligations under Capital Leases:
  Noncurrent Liability              $106,754   $102,421
  Liability Due Within One Year       25,172     25,314
Total Capital Lease Obligations     $131,926   $127,735

 Capital lease obligations are included in other noncurrent and other current liabilities.

 Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

 Future minimum lease rentals consisted of the following at December 31,
1995:
                                             Non-
                                          Cancelable
                              Capital     Operating
                              Leases        Leases
                                  (in thousands)

  1996                        $ 32,522      $ 59,291
  1997                          27,552        57,681
  1998                          22,397        56,417
  1999                          17,691        55,399
  2000                          14,638        54,821
  Later Years                   48,877       570,214
  Total Future Minimum
   Lease Rentals               163,677      $853,823
  Less Estimated
   Interest Element             31,751
  Estimated Present Value
   of Future Minimum
   Lease Rentals              $131,926

9. SUPPLEMENTARY INFORMATION:

                            Year Ended December 31,
                          1995       1994       1993
                                (in thousands)
Cash was paid for:
  Interest (net of
    capitalized
    amounts)            $93,126    $ 85,496   $101,659
  Income Taxes           65,629     107,514     95,684
Noncash Acquisitions
  Under Capital Leases
  were                   31,799      65,008     33,097


10. COMMON SHAREHOLDER'S EQUITY:

 Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1995, $156.5 million of the $518 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

 In 1995 and 1993 net charges to paid-in capital of $3.6 million and $1.8 million, respectively, represented expenses of issuing and retiring cumulative preferred stock.

11.  CUMULATIVE PREFERRED STOCK:

 At December 31, 1995, authorized shares of cumulative preferred stock were as follows:

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

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:

              Call Price                                                    Shares                     Amount
             December 31,       Par       Number of Shares Redeemed       Outstanding               December 31,
Series           1995          Value        Year Ended December 31,    December 31, 1995           1995       1994
                                          1995      1994      1993                                 (in thousands)
4.08%          $103            $100        -         -         -             50,000              $ 5,000    $  5,000
4-1/2%          110             100        -         -         -            202,403               20,240      20,240
4.20%           103.20          100        -         -         -             60,000                6,000       6,000
4.40%           104             100        -         -         -            100,000               10,000      10,000
7.60%           -               -        350,000     -         -               -                    -         35,000
7-6/10%         -               -        350,000     -         -               -                    -         35,000
8.04%           -               -        150,000     -         -               -                    -         15,000

                                                                                                 $41,240    $126,240

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                                         Shares                       Amount
                                Par                           Outstanding                           December 31,
Series(a)                      Value                       December 31, 1995                       1995       1994
                                                                                                   (in thousands)
5.90% (b)                      $100                             450,000                         $ 45,000    $ 45,000
6.02% (c)                       100                             400,000                           40,000      40,000
6.35% (d)                       100                             300,000                           30,000      30,000
                                                                                                $115,000    $115,000

(a) Not callable until after 2002. There are no aggregate sinking fund provisions through 2000.
(b) Shares issued November 1993. Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 22,500 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share.
(c) Shares issued October 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.02% cumulative preferred stock will require the redemption of 20,000 shares each year and the redemption of the remaining shares outstanding on December 1, 2008, in each case at $100 per share.
(d) Shares issued April 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.35% cumulative preferred stock will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on June 1, 2008, in each case at $100 per share.


12.  LONG-TERM DEBT AND LINES OF CREDIT:

  Long-term debt by major category was outstanding as follows:
                                   December 31,
                               1995           1994
                                 (in thousands)

First Mortgage Bonds         $  796,084   $  839,366
Installment Purchase
  Contracts                     232,351      232,227
Notes Payable                    90,000       90,000
Debentures                       99,854       17,478
Other                             9,343        9,918
                              1,227,632    1,188,989
Less Portion Due Within
  One Year                       89,207          670
  Total                      $1,138,425   $1,188,319

  First mortgage bonds outstanding were as follows:

                                   December 31,
                               1995           1994
                                  (in thousands)
% Rate    Due
5         1996 - January 1   $ 38,759       $ 38,759
6-1/2     1997 - August 1      46,620         46,620
6-3/4     1998 - March 1       55,661         55,661
8.10      2002 - February 15   50,000         50,000
8.25      2002 - March 15      50,000         50,000
7-5/8     2002 - April 1       16,910         16,910
7-3/4(a)  2002 - October 1     24,000         24,000
6.75      2003 - April 1       40,000         40,000
6.875     2003 - June 1        40,000         40,000
6.55      2003 - October 1     40,000         40,000
6.00      2003 - November 1    25,000         25,000
6.15      2003 - December 1    50,000         50,000
9-7/8     2020 - August 1       2,543         46,161
9.625     2021 - June 1        50,000         50,000
8.80      2022 - February 10   50,000         50,000
8.75      2022 - June 1        50,000         50,000
7.75      2023 - April 1       40,000         40,000
7.85      2023 - June 1        40,000         40,000
7.375     2023 - October 1     40,000         40,000
7.10      2023 - November 1    25,000         25,000
7.30      2024 - April 1       25,000         25,000
Unamortized Discount (net)     (3,409)        (3,745)
                              796,084        839,366
Less Portion Due Within
  One Year                     62,759           -
  Total                      $733,325       $839,366

(a) Entire series called for redemption on March 1, 1996.

  Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee or, in lieu thereof, certification of unfunded property additions.

   Debentures outstanding were as follows:

                                   December 31,
                               1995           1994
                                 (in thousands)

5-1/8% Series
  due 1996 - January 1      $ 8,297          $ 8,297
6-5/8% Series (a)
  due 1997 - August 1         4,253            4,253
7-7/8% Series (a)
  due 1999 - March 1          4,905            4,905
8.16% Series A
  due 2025 - September 30    85,000             -
Unamortized Premium
  (Discount) net             (2,601)              23
                             99,854           17,478
Less Portion Due Within
 One Year                    17,455             -
    Total                   $82,399          $17,478

(a) Entire series called for redemption on March 1, 1996.

   In October 1995 the Company issued $85 million of 8.16% Series A Junior Subordinated Deferrable Interest Debentures due in 2025.

   The notes payable have due dates ranging from January 1996 to January 2001 with variable and fixed interest payable quarterly at rates ranging from 5.75% to 7.19%.

   Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:
                                   December 31,
                               1995           1994
                                 (in thousands)
Ohio Air Quality Development
 7.4% Series B
  due 2009 - August 1        $ 50,000       $ 50,000
Mason County, West Virginia:
 5.45% Series B
  due 2016 - December 1        50,000         50,000
Marshall County, West
 Virginia:
 5.45% Series B
  due 2014 - July 1            50,000         50,000
 5.90% Series D
  due 2022 - April 1           35,000         35,000
 6.85% Series C
  due 2022 - June 1            50,000         50,000
Unamortized Discount           (2,649)        (2,773)
    Total                    $232,351       $232,227

  Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

  At December 31, 1995, annual consolidated long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1996                               $   89,207
  1997                                   67,293
  1998                                   73,015
  1999                                   15,674
  2000                                      648
  Later Years                           990,454
    Total                            $1,236,291

  Short-term debt borrowings are limited by provisions of the 1935 Act to $250 million and further limited by charter provisions to $223 million. Lines of credit are shared with other AEP System companies and at December 31, 1995 and 1994 were available in the amounts of $372 million and $558 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of:
                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate
December 31, 1995:
  Commerical Paper           $9,400         6.2%

December 31, 1994:
  Notes Payable             $    85         6.5%
  Commercial Paper           17,150         6.3
    Total                   $17,235         6.3


13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values for preferred stock subject to mandatory redemption were $117.4 million and $98.2 million and for long-term debt were $1.28 billion and $1.11 billion at December 31, 1995 and 1994, respectively. The carrying amounts for preferred stock subject to mandatory redemption and for long-term debt were $115 million and $1.2 billion, respectively, for both December 31, 1995 and 1994. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                               (in thousands)
1995
 March 31                $416,827    $67,329   $47,742
 June 30                  435,976     67,870    45,798
 September 30             507,516     68,278    48,808
 December 31              462,678     68,683    47,099

1994
 March 31                 487,041     74,860    54,235
 June 30                  417,352     55,755    33,976
 September 30             429,496     62,190    42,398
 December 31              404,837     52,068    32,017