Form 10-K405, Exhibit 13
period 1996-12-31
OHIO POWER CO
filed 1997-03-27
CIK 73986

Selected Consolidated Financial Data
                                                                 Year Ended December 31,
                                          1996             1995            1994             1993              1992
                                                                      (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                    $1,911,708       $1,822,997      $1,738,726       $1,708,577        $1,691,597
  Operating Expenses                     1,614,547        1,550,837       1,493,853        1,440,390         1,439,826
  Operating Income                         297,161          272,160         244,873          268,187           251,771
  Nonoperating Income                        6,374           11,240           7,722           18,075            22,391
  Income Before Interest Charges           303,535          283,400         252,595          286,262           274,162
  Interest Charges                          85,880           93,953          89,969          100,492           113,609
  Net Income                               217,655          189,447         162,626          185,770           160,553
  Preferred Stock Dividend Requirements      8,778           14,668          15,301           16,990            17,115
  Earnings Applicable to Common Stock   $  208,877       $  174,779      $  147,325       $  168,780        $  143,438
                                                                        December 31,
                                           1996             1995            1994             1993              1992
                                                                       (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant                $4,996,621       $4,915,222      $4,938,121       $4,802,327        $4,733,782
  Accumulated Depreciation and
     Amortization                        2,216,534        2,091,148       2,077,626        1,992,082         1,916,011
  Net Electric Utility Plant            $2,780,087       $2,824,074      $2,860,495       $2,810,245        $2,817,771

  Total Assets                          $4,092,166       $4,156,564      $4,151,140       $4,133,791        $3,722,354

  Common Stock and Paid-in Capital      $  781,863       $  780,675      $  784,301       $  784,301        $  786,108
  Retained Earnings                        584,015          518,029         483,222          474,500           445,955
  Total Common Shareholder's Equity     $1,365,878       $1,298,704      $1,267,523       $1,258,801        $1,232,063

  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption                        $   38,532       $   41,240      $  126,240       $  126,240        $  232,978
    Subject to Mandatory Redemption (a)    109,900          115,000         115,000          115,000             -
      Total Cumulative
        Preferred Stock                 $  148,432       $  156,240      $  241,240       $  241,240        $  232,978

  Long-term Debt (a)                    $1,069,729       $1,227,632      $1,188,989       $1,194,483        $1,366,221

  Obligations Under Capital
    Leases (a)                          $  131,285       $  131,926      $  127,735       $   97,329        $   96,168

  Total Capitalization and Laibilities  $4,092,166       $4,156,564      $4,151,140       $4,133,791        $3,722,354

    (a) Including portion due within one year.
/TABLE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Business Outlook

     With the issuance of two Federal Energy Regulatory Commission
(FERC) orders and the commencement of planning for retail competition at the state level, we are in a better position to identify and develop strategies for addressing the issues that face the American Electric Power (AEP) System, Ohio Power Company and our changing industry. The industry's adjustment to greater competition in the generation and sale of electricity, customer choice and the ability to fully recover costs will probably be the most significant factors affecting the Company's future profitability.
     Although the Company, as a member of the AEP System, has the financial strength, geographic reach, location and cost structure to be an able competitor, no assurance can be given that this position can be maintained. However, we intend to make every effort to maintain and strengthen our competitive position. We see a link between a smooth transition to a competitive marketplace and maintaining a strong financial position.
     The new FERC orders facilitate increased competition in both the generation and sale of bulk power to wholesale customers. They provide, among other things, for open access to transmission facilities. AEP's support of the FERC's open access transmission rule is evidenced by our being among the first to file a comparability tariff, offering access to the AEP transmission grid at 143 interconnections to all parties under the same terms and conditions available to AEP affiliates. This has provided greater opportunities for transmission service sales.
     Although customer choice proposals and discussions are under way in Ohio, it is difficult to predict their result and the timing of changes, if any. We are actively involved in discussions on the state and federal level regarding whether to and how best to transition to competition in order to represent the best interests of our customers, shareholders and employees. We favor an orderly and smooth transition to a more competitive energy market because we believe that AEP will do better in the long term if it is free to compete.
     If the electric energy market evolves from cost-of-service ratemaking to market-based pricing, many complex issues must be resolved, including the recovery of stranded costs. While the new FERC orders provide, under certain conditions, for recovery of stranded costs at the wholesale level, the issue of stranded cost remains open at the much larger state retail level.

Stranded Costs

     Stranded costs occur when a customer switches to a new supplier for its electric energy needs or when a component of the business, for example generation, is no longer subject to cost-based regulation, creating the issue of who pays for plant investment, purchased power or fuel contracts both non-affiliated and affiliated, inventories, construction work in progress, plant removal and shutdown costs, previously deferred costs (regulatory assets) and other investments and commitments that are no longer needed, economic or recoverable in a competitive market. The amount of any stranded costs the Company may experience depends on the timing of and the extent to which direct competition is introduced to our business and the then-existing market price of energy.
     Under the provisions of Statement of Financial Accounting
Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated financial statements in accordance with regulatory actions to match expenses and revenues in cost-based rates. In the event a portion of the business no longer met the requirements of SFAS 71, net regulatory assets would have to be written off for that portion of the business and assets tested for possible impairment. Whether an impairment exists would depend on how low the market price of energy is in competition relative to the cost of energy.
     Among other requirements the application of SFAS 71 requires that the rates charged to customers be cost based. Our generation business is still cost-based regulated and should remain so for the foreseeable future. Should enabling state legislation be enacted we believe there should be at least a three to five year transition to full competition. Although the recent FERC orders provide for competition in the firm wholesale market, that market is a relatively small part of our business and our firm wholesale sales are still under cost-of-service contracts. We believe that enabling state legislation if enacted should provide for a sufficient transition period to allow for the recovery of any generation-related stranded costs and we are dedicating ourselves to working with regulators, customers and legislators to accomplish both an orderly transition and a reasonable and fair disposition of the stranded cost issue. However, if the Company were to no longer be cost-based regulated and recovery of stranded costs were not possible, results of operations and financial condition would be adversely affected.
     Since state commissions have jurisdiction over the sale and distribution of electricity to retail customers, we believe that state legislation and regulation should shape the future competitive market for electricity while federal legislation should seek to ensure reciprocity among the states and a level playing field for all power suppliers. Presently states with higher cost power, like California, are aggressively pursuing deregulation. However, Ohio is addressing the call for customer choice more cautiously.

Restructuring/Functional Unbundling

     In 1996 we took some major steps to maintain and enhance the Company's competitive strength. We restructured our management and operations to allow us to comply with the new FERC orders which required separation of generation and energy sales operations from our energy transmission and delivery operations. This has achieved and should continue to achieve staffing, managerial and operating efficiencies. The generation and marketing business units are preparing for the possibility of competition in an open market for customers. Our energy delivery business expects to remain regulated and ultimately be subject to some form of incentive or performance-based ratemaking. If competition never replaces regulation we will be a more efficient and productive business as a result of our preparations which should benefit all concerned.
     Marketing and customer service efforts have been enhanced with programs like the Key Accounts Program which strives to build strong partnerships with key customers in order to build customer loyalty.
In 1996 we also launched a series of new television commercials to inform our customers that we will be operating under the name, American Electric Power. The commercials are intended to position AEP as more than just a supplier of electricity. We want to be the energy and energy services provider of choice; AEP: America's Energy Partner.

Cost Containment

     In 1996 we continued our efforts to reduce costs in order to maintain our competitiveness. Reviews of our major processes led to decisions to consolidate the management and operations of internal service functions performed at multiple locations. Among the functions being consolidated are fossil generation plant maintenance, system operations, accounting and load research. A study of the Company's procurement and supply chain operations led to cost reductions through better inventory management, just-in-time delivery and the increased use of electronic purchasing. Also in 1996 we completed the installation of an activity based management budgeting system. This tool will enable managers to better analyze work and control costs. While staff reductions and cost savings are being achieved in these and other areas, expenses for new marketing programs, customer services and modern efficient management information systems are being increased to prepare for competition. These expenditures for the future should produce further improvements and efficiencies, enabling the Company to maintain its position as a low-cost producer.

Fuel Costs

     Coal is 80% of the production cost of electricity. Although our coal costs per unit of electricity (per kwh) have declined we recognize that we must continue to manage our coal costs to continue to maintain our competitive position. Approximately 40% of the coal we burn is supplied by affiliated mines; the remainder is acquired under long-term contracts and in the spot market. As long-term contracts expire we are negotiating with non-affiliated suppliers to lower purchased coal costs. Efforts also continued in 1996 to reduce the cost of affiliated coal. We intend to continue to prudently supplement our long-term coal supplies with spot market purchases as long as favorable spot market prices exist.

Affiliated Coal

     In recent years the Company has been limited in its recovery of the cost of coal produced by its affiliated mines in its Ohio jurisdiction. Under the terms of a 1992 stipulation agreement the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu's with quarterly escalation adjustments through 2009. A 1995 Settlement Agreement set the fuel component of the electric fuel component (EFC) factor at
1.465 cents per kwh for the period June 1, 1995 through November 30, 1998 and reserved certain issues including emission allowances for later consideration in determining total fuel recovery. After November 2009 the price that OPCo can recover for coal from its affiliated Meigs mine, which supplies the Gavin Plant, will be limited to the lower of cost or the then-current market price. The agreements provide OPCo with an opportunity to accelerate recovery of its Ohio jurisdictional investment in and liabilities and closing costs of the Company s Meigs, Muskingum and Windsor mining operations to the extent the actual cost of coal burned at the Gavin Plant is less than the predetermined prices. Based on the estimated future cost of coal at Gavin Plant, management believes that the Ohio jurisdictional portion of the investment in and liabilities and closing cost of the affiliated mining operations including deferred amounts will be recovered under the terms of the predetermined price agreement. Management intends to seek from ratepayers recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the Meigs, Muskingum and Windsor mines. The non-Ohio jurisdictional portion of shutdown costs for these mines which includes the investment in the mines, leased asset buyouts, reclamation costs and employee benefits is estimated to be approximately $180 million after tax at December 31, 1996. The affiliated Muskingum and Windsor mines may have to close by January 2000 as part of the Company's efforts to comply with Phase II requirements of the Clean Air Act Amendments of 1990 (CAAA). Should it become apparent that the costs of the affiliated mines including future mine closure costs will not be recoverable, the mines could be closed and results of operations and possibly financial condition adversely affected.



Environmental Matters

     We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. Ohio Power has spent hundreds of millions of dollars to equip its facilities with the latest economical clean air and water technologies and to research possible new technologies. We are also proud of our award winning efforts to reclaim our mining properties. We intend to continue to take a leadership role to foster economically prudent efforts to protect and preserve the environment.

Hazardous Material

     By-products from the generation of electricity include materials such as ash, slag and sludge. Coal combustion by-products, which constitute the overwhelming percentage of these materials, are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, the generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. The Company is currently incurring costs to safely dispose of such substances, and additional costs could be incurred to comply with new laws and regulations if enacted.
     The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) addresses clean-up of hazardous substances at disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1996, OPCo is currently involved in litigation with respect to three sites being overseen by the Federal EPA and has been named by the Federal EPA as a "Potentially Responsible Party" (PRP) for two other sites. There are three additional sites for which the Company has received information requests which could lead to PRP designation. OPCO s liability has been resolved for a number of sites with no significant effect on results of operations. The Company's present estimates do not anticipate material cleanup costs for identified sites for which OPCo has been declared a PRP. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations and possibly financial condition would be adversely affected unless the costs can be recovered.


Federal EPA Actions

     Federal EPA is required by the CAAA to issue rules to implement the law. In December 1996 Federal EPA issued final rules governing nitrogen oxide emissions that must be met after January 1, 2000 (Phase II of the CAAA). The final rules will require substantial reductions in nitrogen oxide emissions from certain types of power plant boilers including those in the Company's power plants. In December 1996 a group of utilities including the Company filed a petition for review of the rules in a U.S. Court of Appeals and requested expedited consideration of the appeal. The cost to comply with the emission reductions required by the final rules is expected to be substantial and could have a material adverse impact on results of operations and possibly financial condition if not recovered from customers.
     Federal EPA is considering proposals to revise the existing ambient air quality standard for ozone and to establish a new ambient air quality standard for fine particulate matter. The rules being considered could result in further requirements for reductions of nitrogen oxides and sulfur dioxide emitted from coal fired power plants and could have a significant impact on operations. The proposals being considered are of particular concern because they do not have a sound scientific basis. The cost of complying with any new emission reduction requirements imposed as a result of the adoption of revised ambient air quality standards can not be precisely determined but could be substantial. If Federal EPA ultimately promulgates stricter ambient air quality standards, they could have a material adverse impact on results of operations and possibly financial condition if these costs are not recovered from customers.

Results of Operations

Net Income Increases

     Net income increased 15% in 1996 primarily due to increased sales of energy and services and reduced financing charges. Sales increased due to increased wholesale energy sales to the AEP System Power Pool (Power Pool) and unaffiliated utilities and increased services provided to power marketers and other utilities. Also contributing to the improvement in net income were severance pay charges recorded in 1995 in connection with realigning operations and management and gains recorded in 1996 from emission allowance transactions. In 1995 net income increased 16% primarily due to increased energy sales, the favorable effect of an $8.3 million after tax adjustment to revenues recorded in June 1995 under a major industrial contract and a retail base rate increase in March of 1995. The increase in 1995's energy sales was attributable to increased usage and new customers.

Operating Revenues and Energy Sales Increase

     Operating revenues increased 5% in 1996 and 1995 reflecting increased sales to retail and wholesale customers in both years. The change in operating revenues is analyzed as follows:

                               Increase (Decrease)
                               From Previous Year
(dollars in millions)     1996             1995
                         Amount    %      Amount    %

Retail:
  Price Variance. . . . .$  7.9           $ 56.8
  Volume Variance . . . .   3.4             32.2
  Fuel Cost Recoveries. .   5.8            (13.8)
                           17.1   1.3       75.2   6.0

Wholesale:
  Price Variance. . . . .(153.2)           (17.2)
  Volume Variance . . . . 220.4             26.3
  Fuel Cost Recoveries. .   1.7             (3.5)
                           68.9  15.1        5.6   1.2

Other Operating Revenues.   2.7   7.3        3.5  10.5

    Total . . . . . . . .$ 88.7   4.9     $ 84.3   4.8

     Retail revenues increased in 1996 primarily due to a March 1995 increase in retail rates approved by the PUCO as part of the Settlement Agreement which allowed recovery of CAAA compliance costs. Revenues from residential and commercial customers each increased 3% reflecting the rate increase. Industrial customer revenues were flat as the positive effect of the rate increase on revenues was offset by the effect of a favorable adjustment recorded in June 1995 under a major industrial contract. Growth in the number of residential and commercial customers also contributed to the increase in retail operating revenues.


     In 1996 wholesale revenues increased 15% while sales increased 48%. The Company's share of Power Pool allocated sales increased 100% reflecting increased transactions with other utilities and power marketers. During 1996 the Company through the Power Pool shared in sales of a new product, coal conversion services which resulted in 1.8 billion kilowatthours of electricity being provided to power marketers and certain other utilities under a new FERC-approved interruptible tariff. Since these new sales are for the service of converting the customers' coal to electricity and do not include recovery of a fuel cost, the average wholesale price per kilowatt was significantly less in 1996 than in 1995. Energy sales to the Power Pool increased 46% reflecting increased weather-related demand of affiliated Power Pool members in the first half of 1996 and the increased availability of
the Gavin Plant in 1996.    Energy sales to the Power Pool are priced
to compensate the supplying Power Pool member for its out-of-pocket costs. The Gavin units had been out-of-service for extended periods during the first three months of 1995 while the flue gas desulfurization systems (scrubbers) were being installed and maintained.
     The increase in 1995 operating revenues resulted primarily from the retail rate increase in March of 1995, a revenue adjustment in June 1995 on a major industrial contract, and a 3% increase in energy sales to retail customers due to increased usage and growth in the number of residential and commercial customers. Energy sales to residential customers, which is the most weather-sensitive customer class, rose 6% in 1995 mainly as a result of increased weather related usage in the last half of the year. Sales to commercial and industrial customers in 1995 rose 5% and 2%, respectively, reflecting more than 1,600 new commercial customers, the effects of weather and economic growth in the Company's service area.
     Wholesale revenues increased in 1995 due to an increase in energy supplied to the Power Pool reflecting increased weather-related energy demand of affiliated members of the Power Pool during the last six months of the year. The increase in revenues from Power Pool sales was partially offset by decreased revenues from unaffiliated utilities in 1995. The decline in unaffiliated wholesale revenues resulted from a decrease in direct sales to an unaffiliated utility reflecting the return to service of that utility s generating unit which had been out of service for a portion of 1994 for scheduled maintenance, and a reduction in revenues from OPCo s share of Power Pool revenues. While Power Pool revenues decreased, energy sales by the Power Pool increased. The price related decrease in Power Pool revenues reflects the increasing competition in the wholesale market.

Operating Expenses Increase

     Operating expenses increased by approximately 4% in both 1996 and 1995. Changes in the components of operating expenses were as follows:

                               Increase (Decrease)
                               From Previous Year
(dollars in millions)      1996           1995
                          Amount    %    Amount    %

Fuel. . . . . . . . . .   $31.2    5.1   $(66.4) (9.7)
Purchased Power . . . .     1.9    3.1      2.0   3.3
Other Operation . . . .    (4.5)  (1.4)   119.7  57.8
Maintenance . . . . . .     8.3    5.8     (6.3) (4.2)
Depreciation and
  Amortization. . . . .     2.0    1.4      3.3   2.5
Taxes Other Than
  Federal Income Taxes.    (2.0)  (1.2)   (11.4) (6.3)
Federal Income Taxes. .    26.8   28.0     16.1  20.2
  Total Operating
    Expenses. . . . . .   $63.7    4.1   $ 57.0   3.8

     The increase in fuel expense in 1996 was due to a 7% increase in generation to meet the increased demand for energy. The increased availability of the Gavin units in 1996 enabled the Company to increase generation.
     Although generation increased 2% in 1995, fuel expense declined mainly as a result of a decrease in the average cost of fuel consumed. Coal prices declined in 1995 primarily due to renegotiation of certain long-term coal contracts, lower priced purchases under existing and new contracts and a reduction in affiliated coal prices from increased productivity at the affiliated mines and the positive effect on affiliated mining costs of the write-off of a dragline idled at a subsidiary s strip mine in June 1994. Also contributing to the decrease in 1995 fuel expense was the effect of a fuel cost disallowance in 1994 connected with another drag line idled in 1993.
     The significant increase in other operation expense in 1995 was primarily due to rent and other operating costs of the newly installed Gavin Plant scrubbers which went into service in December 1994 and March 1995; a provision for severance pay recorded in 1995 related mainly to a functional realignment of AEP System operations; and an increase in employee benefit expenses due to the inclusion in cost of service of previously deferred benefit costs.
     Maintenance expense rose in 1996 as the level of maintenance activity went up reflecting a full year's operation of the Gavin Plant scrubbers and increased generation. Scheduled outages in 1994 for boiler inspections and repairs at the generating units accounted for the decrease in 1995 maintenance expense.
     The decline in taxes other than federal income taxes in 1995 was mainly due to the West Virginia business and occupation (B&O) tax which was generation based through May 1995. Effective June 1995, the West Virginia tax was based on generating capacity in West Virginia rather than on generation in West Virginia resulting in lower taxes in 1995. Taxes other than federal income taxes will be less volatile due to the change in methodology for computing the West Virginia B&O tax.
     In 1996 and 1995 federal income tax expense attributable to operations increased primarily due to an increase in pre-tax operating income.

Interest Charges and Preferred Stock Dividends

     In 1996 interest charges decreased due to a reduction in the average outstanding balance of long-term debt and a decrease in carrying charges recorded on deferred gains on the sale of emission allowances.
     Preferred stock dividend requirements decreased due to the reacquisition of three series of preferred stock in November 1995.

Construction Spending

     Total plant and property additions were $145 million in 1996 and $154 million in 1995. Management estimates construction expenditures for the next three years to be $572 million. Funds for construction of new facilities and improvement of existing facilities come from a combination of internally generated funds, short-term and long-term borrowings and equity investments by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.). Approximately 93% of the construction expenditures for the next three years are expected to be financed with internally generated funds.

Capital Resources

     When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1996, $409 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the Public Utility Holding Company Act of 1935 to $250 million. Periodic reductions of outstanding short-term debt are made through issuances of long-term debt and preferred stock and additional capital contributions by the parent company.
     The Company's earnings coverage presently exceeds all minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1996, the mortgage bonds and preferred stock coverage ratios were 6.62 and 3.63, respectively.

     In January 1997 a tender offer was announced for all of the Company's preferred stock in conjunction with a special meeting scheduled to be held on February 28, 1997. The special meeting's purpose is to consider amendments to the Company's articles of incorporation to remove certain capitalization ratio requirements. These restrictions limit the Company's financial flexibility and could place it at a competitive disadvantage in the future. The amount paid to redeem the preferred stock that is tendered could total as much as $141 million. A combination of short-term debt and unsecured long-term debt is expected to be used to pay for the preferred stock tendered.

Litigation

     The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations and/or financial condition.

Effects of Inflation

     Inflation affects the Company s cost of replacing utility plant and the cost of operating and maintaining plant. The rate-making process limits recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset the negative impact of inflation.

Corporate Owned Life Insurance

    In connection with the audit of the AEP System's 1991, 1992 and 1993 consolidated federal income tax returns the Internal Revenue Service (IRS) agents sought a ruling from the IRS National Office that certain interest deductions relating to a corporate owned life insurance (COLI) program should not be allowed. The Company established the COLI program in 1990 as a part of its strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $91 million (including interest).
Management believes it will ultimately prevail on this issue and will vigorously contest any disallowance that may be assessed.
     In 1996 Congress enacted legislation that prospectively phases out the tax benefits for COLI interest deductions over a three-year period beginning in 1996. As a result the Company intends to restructure its COLI program. The restructuring of the COLI program is not expected to have a material impact on results of operations.

New Accounting Rule

     In 1996 the Financial Accounting Standards Board (FASB) issued an exposure draft "Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets." The Company generally records such liabilities over the life of its plant commensurate with rate recovery. The exposure draft proposes that the present value of certain closure or removal obligations be recorded as a liability when the obligation is incurred. A corresponding asset would be recorded in the plant investment account and recovered through depreciation charges over the asset's life. A proposed transition rule would require that an entity report in income the cumulative effect of initially applying the new standard. However, as a cost-based rate-regulated entity, the Company would expect to record a corresponding regulatory asset for the cumulative effect of initially applying the new standard. The FASB is reconsidering several aspects of the exposure draft. It is unclear at this time what, if any, changes the FASB will make to the proposal. Until it becomes apparent what the FASB will decide and how certain questions raised by the exposure draft are resolved the Company cannot determine its ultimate impact.

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of
Directors of Ohio Power Company:

We have audited the accompanying consolidated balance sheets of Ohio Power Company and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Columbus, Ohio
February 25, 1997

Consolidated Statements of Income
                                                           Year Ended December 31,
                                                     1996           1995           1994
                                                               (in thousands)
OPERATING REVENUES                                 $1,911,708     $1,822,997     $1,738,726

OPERATING EXPENSES:
   Fuel                                               647,391        616,132        682,537
   Purchased Power                                     63,862         61,945         59,956
   Other Operation                                    322,567        327,026        207,292
   Maintenance                                        152,495        144,202        150,568
   Depreciation and Amortization                      137,804        135,844        132,498
   Taxes Other Than Federal Income Taxes              168,017        170,047        181,435
   Federal Income Taxes                               122,411         95,641         79,567
                Total Operating Expenses            1,614,547      1,550,837      1,493,853

OPERATING INCOME                                      297,161        272,160        244,873

NONOPERATING INCOME                                     6,374         11,240          7,722

INCOME BEFORE INTEREST CHARGES                        303,535        283,400        252,595

INTEREST CHARGES                                       85,880         93,953         89,969

NET INCOME                                            217,655        189,447        162,626

PREFERRED STOCK DIVIDEND REQUIREMENTS                   8,778         14,668         15,301

EARNINGS APPLICABLE TO COMMON STOCK               $   208,877     $  174,779     $  147,325

See Notes to Consolidated Financial Statements.
/TABLE

Consolidated Statements of Cash Flows
                                                          Year Ended December 31,
                                                     1996           1995           1994
                                                              (in thousands)
OPERATING ACTIVITIES:
   Net Income                                      $ 217,655       $ 189,447      $ 162,626
   Adjustments for Noncash Items:
      Depreciation, Depletion and Amortization       164,485         154,915        147,347
      Deferred Federal Income Taxes                   18,682          29,573         (9,471)
      Deferred Investment Tax Credits                 (3,552)         (3,570)        (3,630)
      Deferred Fuel Costs (net)                      (17,745)        (26,213)        (8,030)
   Changes in Certain Current Assets and
       Liabilities:
      Accounts Receivable (net)                      (32,008)        (41,631)        21,513
      Fuel, Materials and Supplies                    18,151           7,451         31,474
      Accrued Utility Revenues                         1,248         (11,325)         3,459
      Accounts Payable                               (13,181)        (19,852)       (17,657)
      Taxes Accrued                                    1,368           4,905        (11,570)
   Other (net)                                        16,498          58,753        (18,500)
         Net Cash Flows From Operating Activities    371,601         342,453        297,561

INVESTING ACTIVITIES:
   Construction Expenditures                        (113,481)       (122,132)      (151,255)
   Proceeds from Sales of Property and Other           8,756           4,241         46,202
        Net Cash Flows Used For Investing
          Activities                                (104,725)       (117,891)      (105,053)

FINANCING ACTIVITIES:
   Issuance of Long-term Debt                        -                82,331         48,906
   Retirement of Cumulative Preferred Stock          (6,788)         (86,917)       -
   Retirement of Long-term Debt                    (160,486)         (44,348)       (54,733)
   Change in Short-term Debt (net)                   31,902           (7,835)       (23,015)
   Dividends Paid on Common Stock                  (142,856)        (139,428)      (138,468)
   Dividends Paid on Cumulative Preferred Stock      (8,645)         (15,065)       (15,301)
        Net Cash Flows Used For Financing
          Activities                               (286,873)        (211,262)      (182,611)

Net Increase (Decrease) in Cash and Cash
  Equivalents                                       (19,997)          13,300          9,897
Cash and Cash Equivalents January 1                  44,000           30,700         20,803
Cash and Cash Equivalents December 31            $   24,003       $   44,000     $   30,700

See Notes to Consolidated Financial Statements.
/TABLE

Consolidated Balance Sheets
                                                                       December 31,
                                                                   1996             1995
                                                                      (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                    $2,556,507       $2,534,893
   Transmission                                                     820,636          798,854
   Distribution                                                     872,936          833,944
   General (including mining assets)                                680,443          688,253
   Construction Work in Progress                                     66,099           59,278
                 Total Electric Utility Plant                     4,996,621        4,915,222
   Accumulated Depreciation and Amortization                      2,216,534        2,091,148

                 NET ELECTRIC UTILITY PLANT                       2,780,087        2,824,074

OTHER PROPERTY AND INVESTMENTS                                      106,485          107,510

CURRENT ASSETS:
   Cash and Cash Equivalents                                        24,003            44,000
   Accounts Receivable:
      Customers                                                    118,551           125,710
      Affiliated Companies                                          69,412            48,193
      Miscellaneous                                                 44,771            26,814
      Allowance for Uncollectible Accounts                          (1,433)           (1,424)
   Fuel - at average cost                                          113,361           126,952
   Materials and Supplies - at average cost                         75,908            80,468
   Accrued Utility Revenues                                         38,852            40,100
   Prepayments                                                      44,203            42,286
                 TOTAL CURRENT ASSETS                              527,628           533,099

REGULATORY ASSETS                                                  540,123           562,329

DEFERRED CHARGES                                                   137,843           129,552

                     TOTAL                                      $4,092,166        $4,156,564

See Notes to Consolidated Financial Statements.
/TABLE

                                                                        December 31,
                                                                   1996             1995
                                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                          $   321,201       $   321,201
   Paid-in Capital                                                 460,662           459,474
   Retained Earnings                                               584,015           518,029
                Total Common Shareholder's Equity                1,365,878         1,298,704
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                          38,532            41,240
       Subject to Mandatory Redemption                             109,900           115,000
   Long-term Debt                                                1,002,436         1,138,425
                TOTAL CAPITALIZATION                             2,516,746         2,593,369

OTHER NONCURRENT LIABILITIES                                       245,032           214,726

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                               67,293            89,207
   Short-term Debt                                                  41,302             9,400
   Accounts Payable - General                                       51,506            74,360
   Accounts Payable - Affiliated Companies                          37,893            28,220
   Taxes Accrued                                                   162,798           161,430
   Interest Accrued                                                 18,094            20,807
   Obligations Under Capital Leases                                 24,153            25,172
   Other                                                            84,385            80,507
                TOTAL CURRENT LIABILITIES                          487,424           489,103

DEFERRED INCOME TAXES                                              738,626           731,959

DEFERRED INVESTMENT TAX CREDITS                                     46,308            49,860

DEFERRED CREDITS                                                    58,030            77,547

COMMITMENTS AND CONTINGENCIES (Note 4)
                    TOTAL                                       $4,092,166        $4,156,564
/TABLE

Consolidated Statements of Retained Earnings
                                                      Year Ended December 31,

                                                 1996          1995         1994
                                                          (in thousands)
Retained Earnings January 1                     $518,029      $483,222     $474,500

Net Income                                       217,655       189,447      162,626
                                                 735,684       672,669      637,126
Deductions:
  Cash Dividends Declared:
    Common Stock                                 142,856       139,428      138,468
    Cumulative Preferred Stock:
       4.08%    Series                               189           204          204
       4-1/2%   Series                               911           911          911
       4.20%    Series                               235           252          252
       4.40%    Series                               417           440          440
       5.90%    Series                             2,587         2,655        2,655
       6.02%    Series                             2,401         2,408        2,408
       6.35%    Series                             1,905         1,905        1,905
       7.60%    Series                               -           2,564        2,660
       7-6/10%  Series                               -           2,564        2,660
       8.04%    Series                               -           1,162        1,206
                Total Dividends                  151,501       154,493      153,769
  Capital Stock Expense                              168           147          135
                Total Deductions                 151,669       154,640      153,904

Retained Earnings December 31                   $584,015      $518,029     $483,222

See Notes to Consolidated Financial Statements.
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Ohio Power Company (the Company or OPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power and provides electric power to over 673,000 retail customers in northwestern, east central, eastern and southern sections of Ohio. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American Electric Power
(AEP) System Power Pool (Power Pool). As a member of the Power Pool and a signatory company to the AEP Transmission Equalization Agreement, OPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated system.

   The Company has three wholly-owned coal-mining subsidiaries: Central Ohio Coal Company (COCCo), Southern Ohio Coal Company (SOCCo) and Windsor Coal Company (WCCo) which conduct mining operations at the Muskingum mine, Meigs mine and Windsor mine, respectively. Substantially all coal produced by the coal-mining subsidiaries is sold to the Company at cost including a Securities and Exchange Commission (SEC) approved return on investment.

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

Basis of Accounting

   As a cost-based rate-regulated entity, the Company's consolidated financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation.

Use of Estimates

   The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1996, 1995 and 1994 were not significant.

Depreciation, Depletion and Amortization

   Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of property other than coal-mining property and is calculated largely through the use of composite rates by functional class as follows:

                                     Composite
Functional Class                     Depreciation
of Property                          Annual Rates

Production:
  Steam-Fossil-Fired                    3.4%
  Hydroelectric-Conventional            2.7%
Transmission                            2.3%
Distribution                            4.0%
General                                 2.6%

   Amounts to be used for removal of plant are recovered through depreciation charges included in rates. Depreciation, depletion and amortization of coal-mining assets are provided over each asset's estimated useful life, ranging up to 30 years, and are calculated using the straight-line method for mining structures and equipment. The units-of-production method is used to amortize coal rights and mine development costs based on estimated recoverable tonnages at a current average rate of $1.49 per ton. These costs are included in the cost of coal charged to fuel expense.

Cash and Cash Equivalents

  Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

  Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

  Changes in retail fuel cost are deferred until reflected in revenues through a PUCO fuel cost recovery mechanism. The PUCO approved a February 1995 Settlement Agreement between OPCo and certain other parties which fixed the fuel cost recovery rate factor at 1.465 cents per kwh through November of 1998 and reserved certain items including emission allowances for later consideration in determining total fuel recovery. See Note 3. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.


Income Taxes

  The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Investment Tax Credits

  The Company's policy is to account for investment tax credits under the flow-through method except where regulatory commissions reflected investment tax credits in the rate-making process on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates.

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

  Redemption premiums paid to reacquire preferred stock are included in paid-in capital and amortized to retained earnings in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired is credited to paid-in capital and amortized to retained earnings.

Other Property and Investments

  Other property and investments are stated at cost.


2. EFFECTS OF REGULATION:

     In accordance with SFAS 71 the consolidated financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things SFAS 71 requires that the Company's rates be cost-based regulated. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company's business no longer meets those requirements net regulatory assets would have to be written off for that portion of the business and assets would have to be tested for possible impairment.

     Regulatory assets and liabilities are comprised of the following at:
                                      December 31,
                                    1996        1995
                                     (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Income Taxes           $412,946    $420,697
  Deferred Fuel Costs               28,538      13,887
  Unamortized Loss On
    Reacquired Debt                 18,022      19,352
  Other                             80,617     108,393
    Total Regulatory Assets       $540,123    $562,329

Regulatory Liabilities:
  Deferred Investment Tax Credits  $46,308    $ 49,860
  Deferred Gains From Emission
    Allowance Sales*                39,706      55,229
  Other*                            10,034      11,630
    Total Regulatory Liabilities   $96,048    $116,719

*Included in Deferred Credits on Consolidated Balance Sheets.

3. RATE MATTERS:

Recovery of Fuel Costs

     Under the terms of a 1992 stipulation agreement the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu's with quarterly escalation adjustments through November 2009. A 1995 Settlement Agreement set the fuel component of the electric fuel component (EFC) factor at 1.465 cents per kwh for the period June 1, 1995 through November 30, 1998 and reserved certain items including emission allowances for later consideration in determining total fuel recovery. The PUCO ordered the amortization of the Ohio jurisdictional share of gains on the sale of emission allowances through the EFC rate effective December 1, 1996. The agreements provide OPCo with the opportunity to recover over the term of the stipulation agreement the Ohio jurisdictional share of OPCo's investment in and the liabilities and future shutdown costs of its affiliated mines as well as any fuel costs incurred above the fixed rate to the extent the actual cost of coal burned at the Gavin Plant is below the predetermined price. After November 2009 the price that OPCo can recover for coal from its affiliated Meigs mine which supplies the Gavin Plant will be limited to the lower of cost or the then-current market price. Pursuant to these agreements the Company has deferred $28.5 million for future recovery at December 31, 1996.

     Based on the estimated future cost of coal burned at Gavin Plant, management believes that the Ohio jurisdictional portion of the investment in and liabilities and closing costs of the affiliated mining operations including deferred amounts will be recovered under the terms of the predetermined price agreement. Management intends to seek from ratepayers recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the affiliated Meigs, Muskingum and Windsor mines. The non-Ohio jurisdictional portion of shutdown costs for these mines which includes the investment in the mines, leased asset buyouts, reclamation costs and employee benefits is estimated to be approximately $180 million after tax at December 31, 1996.

     The affiliated Muskingum and Windsor mines may have to close by January 2000 in order to comply with the Phase II requirements of the Clean Air Act Amendments of 1990 (CAAA). The Muskingum and/or Windsor mines could close prior to January 2000 depending on the economics of continued operation under the terms of the above Settlement Agreement. Unless future shutdown costs and/or the cost of affiliated coal production of the Meigs, Muskingum and Windsor mines can be recovered, results of operations and possibly financial condition would be adversely affected.

4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

     Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1997-1999 are estimated to be $572 million.

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


5. RELATED PARTY TRANSACTIONS:

     Benefits and costs of the System's generating plants are shared by members of the Power Pool. The Company is a member of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool. The Company is a net supplier to the pool and, therefore, receives capacity credits from the Power Pool.

     Operating revenues includes revenues for capacity and energy supplied to the Power Pool as follows:

                           Year Ended December 31,
                          1996        1995       1994
                                 (in thousands)

Capacity Revenues       $158,599   $147,317   $127,928
Energy Revenues          152,909    132,604    133,189

     Total              $311,508   $279,921   $261,117

     Purchased power expense includes charges of $31.1 million in 1996, $26.6 million in 1995 and $20.9 million in 1994 for energy received from the Power Pool.

     Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $106.1 million in 1996, $94 million in 1995 and $98.4 million in 1994.



     In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $11.8 million in 1996, $15.6 million in 1995 and $21.7 million in 1994. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

     Purchased power expense includes $5 million in 1996, $2.9 million in 1995 and $2.1 million in 1994 for energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

     Operating revenues include energy sold directly to Wheeling Power Company in the amounts of $57.1 million in 1996, $55.2 million in 1995 and $56.8 million in 1994. Wheeling Power Company is an affiliated distribution utility that is not a member of the Power Pool.

     AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $12.5 million, $13.7 million and $14.3 million in 1996, 1995 and 1994, respectively.

     Coal-transportation costs paid to affiliated companies aggregate approximately $8.6 million, $4.3 million and $7.9 million in 1996, 1995 and 1994, respectively. These charges are included in fuel expense. The prices charged by the affiliates for coal transportation services are computed in accordance with orders issued by the SEC.

     The Company and an affiliate, Appalachian Power Company, jointly own two power plants. The costs of operating these facilities are apportioned between the owners based on ownership interests. The Company's share of these costs is included in the appropriate expense accounts on the Consolidated Statements of Income and the investment is included in electric utility plant on the Consolidated Balance Sheets.

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

6. BENEFIT PLANS:

AEP System Pension Plan

     The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the United Mine Workers of America (UMWA) pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each participating AEP System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. The Company's share of net pension cost of the AEP System pension plan for the years ended December 31, 1996, 1995 and 1994 was $4.1 million, $2.4 million and $5.8 million, respectively.

AEP System Savings Plan

     An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $4 million in 1996, $4.4 million in 1995 and $4.3 million in 1994.

UMWA Pension Plans

     The Company's coal-mining subsidiaries provide UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. As of June 30, 1996, the UMWA actuary estimates that the OPCo coal-mining subsidiaries' share of the UMWA pension plans unfunded vested liabilities was approximately $26 million. In the event the coal-mining subsidiaries cease or significantly reduce mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of their share of the unfunded vested liability. Contributions to the UMWA pension fund are based on the number of hours worked, are expensed when paid and totaled $1.5 million in 1996, $1.4 million in 1995 and $1.6 million in 1994.

Postretirement Benefits Other Than Pensions (OPEB)

     The AEP System provides certain other benefits for retired employees. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years.

     Postretirement medical benefits for UMWA employees who have or will retire after January 1, 1976 are the liability of the coal-mining subsidiaries. Eligibility for postretirement medical benefits is based on retirement from active service after reaching age 55 with at least 10 service years. In addition, non-active UMWA employees will become eligible at age 55 if they have had 20 service years.

     The funding policy for OPEB cost is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $14.6 million in 1996, $11.7 million in 1995, and $3.3 million in 1994. OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The Company's annual accrued costs for 1996, 1995 and 1994 required by SFAS 106 for employees and retirees were $32.1 million, $35 million and $33.7 million, respectively.

     With the issuance of SFAS 106, the Company received regulatory authority to defer the increased OPEB costs resulting from the SFAS 106 required change from pay-as-you-go to accrual accounting which were not being recovered in rates. The deferred amounts are being amortized over a 4-year period ending in March 1999. At December 31, 1996 and 1995, $10.9 million and $17.4 million, respectively, of OPEB costs were deferred.

     Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The UMWA health plans are funded by
payments from current and former UMWA wage   agreement   signatories,   the
1950   UMWA Pension Plan surplus and the Abandoned Mine Land Reclamation Fund
Surplus. Required annual payments to the UMWA health funds made by the coal-mining subsidiaries were recognized as expense when paid and totaled $400,000 in 1996, $500,000 in 1995 and $800,000 in 1994.

     By law, excess Black Lung Trust funds can be used to pay certain UMWA postretirement medical benefits under one of the UMWA health plans. Excess Black Lung Trust funds used to reimburse OPCo's coal-mining subsidiaries for UMWA postretirement medical benefits totaled $5 million in 1996, $5.8 million in 1995 and $6.7 million in 1994. The Black Lung Trust had excess funds related to OPCo's subsidiaries at December 31, 1996 of approximately $10.5 million of which $9.5 million may be used to pay future costs.


7. COMMON SHAREHOLDER'S EQUITY:

     Mortgage indentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1996, $23.9 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.


In 1996 and 1995 net changes in paid-in capital of $1.2 million and $(3.6) million, respectively, represented gains and expenses associated with cumulative preferred stock transactions.

8. FEDERAL INCOME TAXES:

     The details of federal income taxes as reported are as follows:

                                                                             Year Ended December 31,
                                                                1996                  1995                  1994
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                    $102,406                $67,513              $89,638
  Deferred                                                     21,835                 29,960               (8,237)
  Deferred Investment Tax Credits                              (1,830)                (1,832)              (1,834)
           Total                                              122,411                 95,641               79,567
Charged (Credited) to Nonoperating Income (net):
  Current                                                        (293)                   183               (1,715)
  Deferred                                                     (3,153)                  (387)              (1,234)
  Deferred Investment Tax Credits                              (1,722)                (1,738)              (1,796)
           Total                                               (5,168)                (1,942)              (4,745)
Total Federal Income Taxes as Reported                       $117,243                $93,699              $74,822

     The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                           Year Ended December 31,
                                                                1996                  1995                  1994
                                                                                 (in thousands)
Net Income                                                    $217,655              $189,447              $162,626
Federal Income Taxes                                           117,243                93,699                74,822
Pre-tax Book Income                                           $334,898              $283,146              $237,448

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                        $117,214               $99,101               $83,107
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                13,394                14,250                12,670
    Removal Costs                                               (5,775)               (5,775)               (5,775)
    Corporate Owned Life Insurance                              (3,735)               (8,415)               (7,552)
    Investment Tax Credits (net)                                (3,552)               (3,453)               (3,630)
    Other                                                         (303)               (2,009)               (3,998)
Total Federal Income Taxes as Reported                        $117,243               $93,699               $74,822

Effective Federal Income Tax Rate                                 35.0%                 33.1%                 31.5%


     The following tables show the elements of the net deferred tax liability and the significant temporary difference giving rise to such deferrals:

                                      December 31,
                                    1996       1995
                                     (in thousands)

Deferred Tax Assets              $ 161,409  $ 150,118
Deferred Tax Liabilities          (900,035)  (882,077)
  Net Deferred Tax Liabilities   $(738,626) $(731,959)

Property Related Temporary
  Differences                    $(621,254) $(606,667)
Amounts Due From Customers For
  Future Federal Income Taxes     (135,281)  (141,364)
Deferred State Income Taxes        (21,337)   (17,642)
All Other (net)                     39,246     33,714
    Total Net Deferred
      Tax Liabilities            $(738,626) $(731,959)

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

     The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company for 1991 through 1993 should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $91 million (including interest).
Management believes it will ultimately prevail on this issue and will vigorously contest any adjustments that may be assessed. Accordingly, no provision for this amount has been recorded. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

9. LEASES:

     Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operat-ing costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

     Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                            Year Ended December 31,
                          1996       1995       1994
                                (in thousands)

Operating Leases        $64,891    $61,979    $20,976
Amortization of
  Capital Leases         23,217     24,467     23,355
Interest on
  Capital Leases          8,473      8,528      6,955
Total Rental Costs      $96,581    $94,974    $51,286

     Properties under capital leases and related obligations on the Consolidated Balance Sheets are as follows:
                                        December 31,
                                      1996       1995
                                      (in thousands)
Electric Utility Plant:
  Production                        $ 21,689   $ 21,457
  General (including mining assets)  184,489    187,218
      Total Electric Utility Plant   206,178    208,675
  Accumulated Amortization            82,973     83,794
      Net Electric Utility Plant     123,205    124,881
Other Property (net)                   8,080      7,045
      Net Property under
       Capital Leases               $131,285   $131,926

Obligations under Capital Leases:*
  Noncurrent Liability              $107,132   $106,754
  Liability Due Within One Year       24,153     25,172
Total Capital Lease Obligations     $131,285   $131,926

*Represents the present value of future minimum lease payments.

     Noncurrent capital lease obligations are included in other noncurrent liabilities in the Consolidated Balance Sheets.

     Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

     Future minimum lease rentals consisted of the following at December 31,
1996:
                                             Non-
                                          Cancelable
                              Capital     Operating
                              Leases        Leases
                                  (in thousands)

  1997                        $ 31,585      $ 57,301
  1998                          26,723        56,119
  1999                          21,597        55,118
  2000                          17,886        54,552
  2001                          13,894        54,127
  Later Years                   50,111       508,005
  Total Future Minimum
   Lease Rentals               161,796      $785,222
  Less Estimated
   Interest Element             30,511
  Estimated Present Value
   of Future Minimum
   Lease Rentals              $131,285

10. CUMULATIVE PREFERRED STOCK:

     At December 31, 1996, authorized shares of cumulative preferred stock were as follows:

              Par Value                     Shares Authorized
                $100                             3,762,403
                  25                             4,000,000

   Unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance. The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is par value.

  In 1995 the Company redeemed and canceled all of the outstanding shares of the following series of cumulative preferred stock not subject to mandatory redemption: 7.60%, 350,000 shares; 7-6/10%, 350,000 shares; and 8.04%,
150,000 shares.

   In January 1997 a tender offer for all series of preferred stock was announced. In conjunction with the tender offer a special shareholders meeting was scheduled to be held on February 28, 1997 for the purpose of considering amendments to the Company's articles of incorporation to remove certain capitalization ratio requirements.

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
              Call Price                                                    Shares                     Amount
             December 31,       Par       Number of Shares Redeemed       Outstanding               December 31,
Series           1996          Value        Year Ended December 31,    December 31, 1996           1996       1995
                                          1996      1995      1994                                 (in thousands)
4.08%          $103            $100       7,425      -         -             42,575              $ 4,258     $ 5,000
4-1/2%          110             100        -         -         -            202,403               20,240      20,240
4.20%           103.20          100       8,025      -         -             51,975                5,198       6,000
4.40%           104             100      11,637      -         -             88,363                8,836      10,000
                                                                                                 $38,532     $41,240

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                                            Shares                     Amount
                         Par              Number of Shares Redeemed       Outstanding               December 31,
Series (a)              Value               Year Ended December 31,    December 31, 1996           1996       1995
                                          1996      1995      1994                                 (in thousands)
5.90% (b)               $100             46,000      -         -            404,000             $ 40,400    $ 45,000
6.02% (c)                100              5,000      -         -            395,000               39,500      40,000
6.35% (d)                100               -         -         -            300,000               30,000      30,000
                                                                                                $109,900    $115,000

(a) Not callable until after 2002. There are no aggregate sinking fund provisions through 2001. Shares have been reacquired on the open market.
(b) Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 22,500 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share.
(c) Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.02% cumulative preferred stock will require the redemption of 20,000 shares each year and the redemption of the remaining shares outstanding on December 1, 2008, in each case at $100 per share.
(d) Commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.35% cumulative preferred stock will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on June 1, 2008, in each case at $100 per share.

11.  LONG-TERM DEBT AND LINES OF CREDIT:

  Long-term debt by major category was outstanding as follows:

                                   December 31,
                               1996           1995
                                 (in thousands)

First Mortgage Bonds         $  664,429   $  796,084
Installment Purchase
  Contracts                     232,474      232,351
Notes Payable                    81,681       90,000
Debentures                       82,475       99,854
Other                             8,670        9,343
                              1,069,729    1,227,632
Less Portion Due Within
  One Year                       67,293       89,207
  Total                      $1,002,436   $1,138,425



  First mortgage bonds outstanding were as follows:

                                   December 31,
                               1996           1995
                                  (in thousands)
% Rate    Due
5         1996 - January 1   $   -          $ 38,759
6-1/2     1997 - August 1      46,620         46,620
6-3/4     1998 - March 1       55,661         55,661
8.10      2002 - February 15   50,000         50,000
8.25      2002 - March 15      50,000         50,000
7-5/8     2002 - April 1         -            16,910
7-3/4     2002 - October 1       -            24,000
6.75      2003 - April 1       40,000         40,000
6.875     2003 - June 1        40,000         40,000
6.55      2003 - October 1     40,000         40,000
6.00      2003 - November 1    25,000         25,000
6.15      2003 - December 1    50,000         50,000
9-7/8     2020 - August 1        -             2,543
9.625     2021 - June 1          -            50,000
8.80      2022 - February 10   50,000         50,000
8.75      2022 - June 1        50,000         50,000
7.75      2023 - April 1       40,000         40,000
7.85      2023 - June 1        40,000         40,000
7.375     2023 - October 1     40,000         40,000
7.10      2023 - November 1    25,000         25,000
7.30      2024 - April 1       25,000         25,000
Unamortized Discount (net)     (2,852)        (3,409)
                              664,429        796,084
Less Portion Due Within
  One Year                     46,620         62,759
  Total                      $617,809       $733,325

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

   Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                   December 31,
                               1996           1995
                                 (in thousands)
Ohio Air Quality Development
 7.4% Series B
  due 2009 - August 1        $ 50,000       $ 50,000
Mason County, West Virginia:
 5.45% Series B
  due 2016 - December 1        50,000         50,000
Marshall County, West
 Virginia:
 5.45% Series B
  due 2014 - July 1            50,000         50,000
 5.90% Series D
  due 2022 - April 1           35,000         35,000
 6.85% Series C
  due 2022 - June 1            50,000         50,000
Unamortized Discount           (2,526)        (2,649)
    Total                    $232,474       $232,351

  Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

   The notes payable have due dates ranging from January 1997 to January 2001
with variable and fixed interest payable quarterly.   Interest rates range
from 5.88% to 7.19% at December 31, 1996.

   Debentures outstanding were as follows:
                                   December 31,
                               1996           1995
                                 (in thousands)
5-1/8% Series
  due 1996 - January 1      $  -             $ 8,297
6-5/8% Series
  due 1997 - August 1          -               4,253
7-7/8% Series
  due 1999 - March 1           -               4,905
8.16% Series A
  due 2025 - September 30    85,000           85,000
Unamortized Discount (net)   (2,525)          (2,601)
                             82,475           99,854
Less Portion Due Within
 One Year                      -              17,455
    Total                   $82,475          $82,399



  At December 31, 1996, future long-term debt payments, excluding premium or discount, are as follows:

                                  Principal Amount
                                   (in thousands)

  1997                               $   67,293
  1998                                   73,015
  1999                                   15,674
  2000                                      648
  2001                                   30,570
  Later Years                           890,432
    Total                            $1,077,632

  Short-term debt borrowings are limited by provisions of the 1935 Act to $250 million. Lines of credit are shared with other AEP System companies and at December 31, 1996 and 1995 were available in the amounts of $409 million and $372 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:

                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate

December 31, 1996:
  Notes Payable             $ 4,600         5.4%
  Commercial Paper           36,702         7.2
    Total                   $41,302         7.0

December 31, 1995:
  Commercial Paper           $9,400         6.2%


12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values for preferred stock subject to mandatory redemption were $109.7 million and $117.4 million and for long-term debt were $1.08 billion and $1.28 billion at December 31, 1996 and 1995, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $109.9 million and $115 million and for long-term debt were $1.07 billion and $1.2 billion at December 31, 1996 and 1995, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.

13. SUPPLEMENTARY INFORMATION:

                            Year Ended December 31,
                          1996       1995       1994
                                (in thousands)
Cash was paid for:
  Interest (net of
    capitalized
    amounts)            $ 85,769    $93,126   $ 85,496
  Income Taxes           105,035     65,629    107,514
Noncash Acquisitions
  Under Capital Leases
  were                    30,942     31,799     65,008


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                                  (in thousands)

1996
 March 31                $504,741    $87,844   $66,536
 June 30                  449,383     67,283    43,949
 September 30             483,957     69,252    54,920
 December 31              473,627     72,782    52,250

1995
 March 31                 416,827     67,329    47,742
 June 30                  435,976     67,870    45,798
 September 30             507,516     68,278    48,808
 December 31              462,678     68,683    47,099