Form 10-K405, Exhibit 13
period 1997-12-31
OHIO POWER CO
filed 1998-03-27
CIK 73986

OHIO POWER COMPANY AND SUBSIDIARIES
Selected Consolidated Financial Data
                                                 Year Ended December 31,
                                  1997        1996        1995        1994        1993
                                                      (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues           $1,965,818  $1,911,708  $1,822,997  $1,738,726  $1,708,577
  Operating Expenses            1,689,425   1,614,547   1,550,837   1,493,853   1,440,390
  Operating Income                276,393     297,161     272,160     244,873     268,187
  Nonoperating Income              14,822       6,374      11,240       7,722      18,075
  Income Before Interest
    Charges                       291,215     303,535     283,400     252,595     286,262
  Interest Charges                 82,526      85,880      93,953      89,969     100,492
  Net Income                      208,689     217,655     189,447     162,626     185,770
  Preferred Stock
    Dividend Requirements           2,647       8,778      14,668      15,301      16,990
  Earnings Applicable to
    Common Stock               $  206,042  $  208,877  $  174,779  $  147,325  $  168,780

                                                       December 31,
                                  1997        1996        1995        1994        1993
                                                      (in thousands)

BALANCE SHEETS DATA:

  Electric Utility Plant       $5,155,797  $4,996,621  $4,915,222  $4,938,121  $4,802,327
  Accumulated Depreciation
     and Amortization           2,349,995   2,216,534   2,091,148   2,077,626   1,992,082
  Net Electric Utility Plant   $2,805,802  $2,780,087  $2,824,074  $2,860,495  $2,810,245

  Total Assets                 $4,163,202  $4,092,166  $4,156,564  $4,151,140  $4,133,791

  Common Stock and
    Paid-in Capital            $  783,497  $  781,863  $  780,675  $  784,301  $  784,301
  Retained Earnings               590,151     584,015     518,029     483,222     474,500
  Total Common Shareholder's
    Equity                     $1,373,648  $1,365,878  $1,298,704  $1,267,523  $1,258,801

  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption               $   17,542  $   38,532  $   41,240  $  126,240  $  126,240
    Subject to Mandatory
      Redemption (a)               11,850     109,900     115,000     115,000     115,000
      Total Cumulative
        Preferred Stock        $   29,392  $  148,432  $  156,240  $  241,240  $  241,240

  Long-term Debt (a)           $1,095,226  $1,069,729  $1,227,632  $1,188,989  $1,194,483
  Obligations Under Capital
    Leases (a)                 $  157,487  $  131,285  $  131,926  $  127,735  $   97,329
  Total Capitalization and
    Liabilities                $4,163,202  $4,092,166  $4,156,564  $4,151,140  $4,133,791

(a) Including portion due within one year.
OHIO POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


   This discussion includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect assumptions, and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are: electric load and customer growth; abnormal weather conditions; available sources and costs of fuels and availability of generating capacity; the speed and degree to which competition is introduced to our power generation business, the terms of the transition to competition, and its impact on rate structures; the ability to recover stranded costs, new legislation and government regulations, the ability of the Company to successfully reduce its costs; the economic climate and growth in our service territory; inflationary trends, interest rates and other risks.

Business Outlook

   The Company's ability to recover its costs as the industry transitions to competition and as customer choice is more broadly available is the most significant factor affecting its future. Competition in the wholesale generation market continues to intensify since the adoption of federal legislation in 1992 which gave wholesale customers the right to choose their energy supplier and the Federal Energy Regulatory Commission (FERC) orders issued in 1996 which forced open access transmission. The introduction of competition and customer choice for retail customers has been slow although activity has been increasing. Federal legislation has been proposed to mandate competition and customer choice at the retail level, and several states have introduced or are considering similar legislation. Ohio is considering legislative initiatives to move to customer choice, although the timing is uncertain. The Company supports customer choice and is proactively involved in discussions at both the state and federal levels regarding how best to structure and transition to a competitive marketplace.

   As the electric energy market evolves from cost-of-service ratemaking to market-based pricing, many complex issues must be resolved, including the recovery of stranded costs. While FERC orders No. 888 and 889 provide, under certain conditions, for recovery of stranded cost at the wholesale level, the issue of stranded cost recovery is unresolved at the much larger retail level. The amount of any stranded costs the Company may experience depends on the timing and extent to which direct competition is introduced to our business and the then-existing market price of electricity.

   Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated balance sheets of cost-based regulated utilities in accordance with regulatory actions to match expenses and revenues with cost-based rates. In order to maintain net regulatory assets (net expense deferrals) on the balance sheet, SFAS No. 71 requires that rates charged to customers be cost-based and the recovery of regulatory assets must be probable. In the event a portion of the Company's business no longer meets the requirements of SFAS No. 71, net regulatory assets would have to be written off for that portion of the business. The provisions of SFAS No. 71 and SFAS No. 101 "Accounting for the Discontinuance of Application of Statement No. 71" never anticipated that deregulation would include an extended transition period or that it would provide for recovery after the transition period of stranded costs. In July 1997 the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus that the application of SFAS No. 71 to a segment of a regulated electric utility which is subject to a legislative plan to transition to competition in that segment should cease when the legislation is passed, or an enabling rate order is issued containing sufficient detail for the utility to reasonably determine what the plan would entail. The EITF indicated that the cessation of application of SFAS 71 would require that existing regulatory assets and impaired plant be written off unless they are recoverable.

   Although FERC orders No. 888 and 889 provide for competition in the firm wholesale market, that market is a relatively small part of our business and most of our firm wholesale sales are still under cost-of-service contracts. As a result the Company's generation business is still cost-based regulated and should remain so for the foreseeable future pending the passage of enabling state legislation to deregulate the generation business. We believe that enabling state legislation should provide for the recovery of any generation-related net regulatory assets and other reasonable stranded costs from impaired generation assets. We are working with regulators, customers and legislators to provide for probable recovery of these stranded costs during a transition period in which rates are fixed or frozen and electric utilities would take steps to achieve cost savings which would be used to reduce or eliminate their stranded costs. However, if in the future the Company's generation business were to no longer be cost-based regulated and if it were not possible to demonstrate probability of recovery of resultant stranded costs including regulatory assets, results of operations, cash flows and financial condition of the Company would be adversely affected.


Cost Containment and Process Improvements

   Efforts continue to reduce the costs of products and services in order to maintain our competitiveness. Prior to 1997, reviews of our major processes led to decisions to consolidate in the American Electric Power Service Corporation senior management and certain functions and operations. Among the functions consolidated in this restructuring were generation plant maintenance, system operations, accounting and load research. While staff reductions and cost savings are presently being achieved in these and other areas, expenses for new marketing, customer services and modern efficient management information systems are increasing to prepare the Company for competition.

   Process improvement efforts and expenditures to develop and implement the new customer service system and similar efforts and expenditures to acquire, install and enhance new client server based accounting and budgeting/financial planning software should produce further improvements and efficiencies, enabling the Company to continue to offer its customers excellent service at competitive prices.

Fuel Costs

   We recognize that we must continue to manage our coal costs to maintain our competitive position. Nearly all of the Company's generation is coal fired and approximately 35% of the 20 million tons of coal we burn is supplied by affiliated mines with the remainder acquired under long-term contracts and purchases in the spot market. As long-term contracts expire we are negotiating with unaffiliated suppliers to lower coal costs. We intend to continue to prudently supplement our long-term coal supplies with spot market purchases as long as favorable spot market prices exist.

Affiliated Coal

   In prior years we have agreed in our Ohio jurisdiction to certain limitations on the recovery of affiliated coal costs. Our analysis shows that we should be able to recover, through 2009, the term of the agreement, the Ohio jurisdictional portion of the costs of our affiliated mining operations including future mine closure costs. Management expects to recover its non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of our affiliated mines estimated to be $102 million after tax at December 31, 1997. However, should it become apparent that these affiliated mining costs will not be recovered from Ohio and/or non-Ohio jurisdictional customers, the mines may have to be closed and future earnings, cash flows and possibly financial condition could be adversely affected. In addition compliance with Phase II requirements of the Clean Air Act Amendments of 1990 (CAAA), which become effective in January 2000, could also cause the mining operations to close. Unless the cost of any mine closure is recovered either in regulated rates or as a stranded cost under a plan to transition the generation business to competition, future earnings, cash flows and possibly financial condition could be adversely affected.

Environmental Concerns

   We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. The Company has spent hundreds of millions of dollars to equip our facilities with the latest economical clean air and water technologies and to research possible new technologies. We intend to continue to take a leadership role to foster economically prudent efforts to protect and preserve the environment.

   By-products from the generation of electricity include materials such as ash, slag, and sludge. Coal combustion by-products are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, our generating plants and transmission and distribution facilities have used asbestos, PCBs and other hazardous and nonhazardous materials. The Company is currently incurring costs to safely dispose of such substances. Additional costs could be incurred to comply with new laws and regulations if enacted.

   The Comprehensive Environmental Response, Compensation and Liability Act or Superfund addresses clean-up of hazardous substances at disposal sites and authorized the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1997, the Company is currently involved in litigation with respect to three sites overseen by the Federal EPA, and has been named by the Federal EPA as a "Potentially Responsible Party" (PRP) for two other sites. There are three additional sites for which the Company has received information requests which could lead to PRP designation. The Company's liability has been resolved for a number of sites with no significant effect on results of operations and present estimates do not anticipate material cleanup costs for identified sites in which we have been declared a PRP. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations, cash flows and possibly financial condition would be adversely affected unless the costs can be recovered.

   Federal EPA is required by the CAAA to issue rules to implement the law. In December 1996 Federal EPA issued final rules governing nitrogen oxide (NOx) emissions that must be met after January 1, 2000 (Phase II of the CAAA). The final rules will require substantial reductions in NOx emissions from certain types of power plant boilers including those in AEP's power plants. In December 1996 a group of utilities including AEP operating companies filed a petition for review of the rules in a U.S. Court of Appeals and requested expedited consideration of the appeal. In addition the Federal EPA published proposed rulemaking requiring the revision of state implementation plans in 22 eastern states, including Ohio and West Virginia in which the Company has coal-fired generating plants. The proposed rule will require reductions in NOx emissions from utility sources of approximately 85% below 1990 levels and entail very substantial capital and operating expenditures by AEP System operating companies. Since the Company shares energy and wholesale sales as a member of the AEP System Power Pool it is affected by expenditures at the generating units of other affiliated members of the AEP Pool. Pollution controls to meet the proposed revised NOx emission limits would have to be in place by 2002. Also, the Federal EPA has been petitioned for a new rulemaking by eight northeast states for the development of controls for upwind sources. The costs to comply with the emission reductions required by these Federal EPA actions is expected to be substantial and would have a material adverse impact on future results of operations, cash flows and possibly financial condition if the resultant costs are not recovered from customers.

   In 1997 the Federal EPA published a revised ambient air quality standard for ozone and established a new ambient air quality standard for fine particulate matter. These standards are expected to result in redesignation of a number of areas of the country currently in compliance with the existing standard to nonattainment which could ultimately dictate more stringent emission restrictions for the Company's generating units. Under the new rules the states must first determine the attainment status of their areas. The states then have three years to submit a compliance plan and up to ten years after designation to come into compliance with the new standards. The compliance deadline could be as late as 2010 for the ozone standard and 2012-2015 for the fine particulate standard. Although we are reviewing the impact of the new rules, we are unable to estimate compliance costs without knowledge of the reductions that Ohio will find necessary to meet the new standards. If such reductions are significant and the Company and its affiliates must bear a significant portion of the cost of compliance in a region or county that is in violation of the revised standards, it would have a material adverse effect on results of operations, cash flows and possibly financial condition unless such costs are recovered from customers.



   At the global climate conference in Kyoto, Japan in December
1997 more than 160 countries negotiated a treaty limiting emissions of greenhouse gases, chiefly carbon dioxide, which may eventually contribute to global warming. Although there is no clear scientific evidence that carbon dioxide contributes to global warming and damages the environment, the treaty, which requires Congressional approval, calls for a seven percent reduction below emission levels of green house gases in 1990. We intend to work with the Congress to insure that science and reason are introduced to the debate. If approved by the Congress the costs to comply with the emission reductions required by the Kyoto treaty are expected to be substantial and would have a material adverse impact on results of operations, cash flows and possibly financial condition if not recovered from customers.

Results of Operations

   Although operating revenues increased in 1997 due to increased wholesale transactions from a new power marketing business, net income declined $9 million or 4% largely due to a decline in retail sales, price concessions granted to two major industrial customers and the effects of the competitive nature of the wholesale power market. In July of 1997 AEP started a new business of buying and selling power outside the AEP System. The significant increase in revenues was substantially offset by an increase in the related purchased power expense. Net income increased 15% in 1996 primarily due to increased sales of energy and services and reduced financing charges. The 1996 sales increase was due to increased wholesale power sales to the Power Pool and unaffiliated utilities and increased services provided to power marketers and other utilities. Also contributing to the improvement in net income in 1996 were severance pay charges recorded in 1995 in connection with AEP's restructuring of management and operations and gains recorded in 1996 from emission allowance transactions.

Operating Revenues and Energy Sales Increase

   Operating revenues increased 3% in 1997 primarily due to new wholesale power marketing transactions which began in July. The 5% increase in 1996 operating revenues reflects increased sales to wholesale customers. The change in operating revenues in both years is analyzed as follows:
                                         Increase (Decrease)
                                         From Previous Year
(dollars in millions)               1997             1996
                                   Amount    %      Amount    %

Retail:
  Price Variance. . . . . . . . .  $ (7.9)          $   7.9
  Volume Variance . . . . . . . .   (12.8)              3.4
  Fuel Cost Recoveries. . . . . .   (12.3)              5.8
                                    (33.0) (2.5)       17.1  1.3
Wholesale:
  Price Variance. . . . . . . . .   (10.8)           (153.2)
  Volume Variance . . . . . . . .    80.8             220.4
  Fuel Cost Recoveries. . . . . .     0.4               1.7
                                     70.4  13.4        68.9 15.1

Other Operating Revenues. . . . .    16.7               2.7

    Total . . . . . . . . . . . .  $ 54.1   2.8     $  88.7  4.9

   The decrease in 1997 retail revenues was due to price concessions to two major industrial customers; reduced sales to residential and industrial customers; and decreased fuel clause revenues. Mild weather in 1997 reduced energy usage by residential customers. Sales to industrial customers decreased due to a labor dispute at a major industrial customer which idled its manufacturing facilities from October 1, 1996 through most of the third quarter of 1997. Pursuant to a Public Utilities Commission of Ohio (PUCO) order, deferred emission allowance gains were returned to retail customers through the fuel clause adjustment mechanism in 1997. Retail revenues increased in 1996 due primarily to a March 1995 increase in retail rates approved by the PUCO as part of the Settlement Agreement which allowed recovery of CAAA compliance costs. Revenues from residential and commercial customers each increased 3% reflecting the rate increase. Industrial customer revenues were flat as the positive effect of the rate increase on revenues was offset by the effect of a favorable adjustment recorded in June 1995 under a major industrial contract. Growth in the number of residential and commercial customers also contributed to the increase in retail operating revenues.


   Wholesale sales increased significantly in 1997 mainly due to increased power sales from new power marketing transactions which began in July 1997 and increased coal conversion services. The new power marketing transactions involve the purchase and sale of power outside the AEP transmission system. Coal conversion services which began in 1996 are provided to power marketers and certain non-affiliated utilities under a FERC approved interruptible tariff for the conversion of customers' coal to electricity and do not include any fuel cost. In 1996 wholesale revenues increased 15% while sales increased 48%. The Company's share of Power Pool sales increased 100% reflecting increased sales of coal conversion services which resulted in 1.8 billion kilowatthours of electricity being provided to power marketers and certain other utilities. Since these sales are for the service of converting the customers' coal to electricity and do not include any fuel cost, the average wholesale price per kilowatt was significantly less in 1996 than in 1995. Wholesale power sales to the Power Pool increased 46% reflecting increased weather-related demand of affiliated Power Pool members in the first half of 1996 and the increased availability of the Gavin Plant in 1996. Energy sales to the Power Pool are priced to compensate the supplying Power Pool member for its out-of-pocket costs. The Gavin units had been out-of-service for extended periods during the first three months of 1995 while the flue gas desulfurization systems (scrubbers) were being installed and maintained.

   The increase in other operating revenues in 1997 was primarily due to increased transmission service for the delivery of power between unaffiliated companies.

Operating Expenses Increase

   Operating expenses increased by approximately 5% in 1997 and 4% in 1996. The increase in 1997 was attributable to the Company's share of power purchases by AEP's new power marketing business. Changes in the components of operating expenses were as follows:

                                           Increase (Decrease)
                                           From Previous Year
(dollars in millions)                  1997           1996
                                      Amount    %    Amount    %

Fuel. . . . . . . . . . . . . . . . . $(5.2) (0.8)  $31.2    5.1
Purchased Power . . . . . . . . . . .  82.0 128.4     1.9    3.1
Other Operation . . . . . . . . . . .  (0.5) (0.1)   (4.5)  (1.4)
Maintenance . . . . . . . . . . . . .  (8.7) (5.7)    8.3    5.8
Depreciation and Amortization . . . .   3.0   2.2     2.0    1.4
Taxes Other Than Federal Income Taxes   0.5   0.3    (2.0)  (1.2)
Federal Income Taxes. . . . . . . . .   3.8   3.1    26.8   28.0
  Total Operating Expenses. . . . . . $74.9   4.6   $63.7    4.1

   The increase in fuel expense in 1996 was due to a 7% increase in generation to meet the increased demand for energy. The increased availability of the Gavin units in 1996 compared with 1995 when the units were out of service for extended periods during the first three months of 1995 for the installation and maintenance of the scrubbers enabled the Company to increase generation.

   Purchased power expense increased in 1997 primarily due to the Company's share of purchases of power by AEP's new power marketing business.

   The decrease in maintenance expense in 1997 reflects decreased boiler plant maintenance reflecting a reduction in planned maintenance work on generating facilities. Maintenance expense rose in 1996 as the level of maintenance activity went up reflecting a full year's operation of the Gavin Plant scrubbers and increased generation.

    In 1996 federal income tax expense attributable to operations increased primarily due to an increase in pre-tax operating income.

Interest Charges and Preferred Stock Dividends

   Interest charges decreased in 1996 due to a reduction in the average outstanding balance of long-term debt and a decrease in carrying charges recorded on deferred gains on the sale of emission allowances.

   The reacquisition of 1.2 million shares of preferred stock through a first quarter 1997 tender offer was primarily responsible for the decrease in 1997 in preferred stock dividend requirements.

Financial Condition

   In 1997 the Company maintained its strong financial condition. We redeemed 1,190,395 shares of cumulative preferred stock with rates ranging from 4.08% to 6.35% at a total cost of $118 million. Part of the reacquired shares were reacquired under terms of a tender offer in conjunction with a special shareholders' meeting at which the articles of incorporation were revised to remove certain capitalization ratio requirements that constrained the Company's issuance of unsecured and short-term debt. The restrictions limited our financial flexibility and could have placed us at a competitive disadvantage in the future. We used short-term debt and junior subordinated deferrable interest debentures to pay for the preferred stock tendered and to benefit from the tax deductibility of interest.

   The Company issued $148 million principal amount of long-term obligations in 1997 at interest rates ranging from 6.73% to 7.92%. We continued to reduce financing costs in 1997, as evidenced by the reduction in interest expense, by retiring higher-cost bonds and restructuring the long-term debt from senior secured/first mortgage bonds to senior unsecured debt and junior debentures. The principal amount of long-term debt retirements, including maturities, totaled $117 million with interest rates ranging from 6.5% to 8.75%. Our senior secured debt/first mortgage bond ratings which were reaffirmed and improved in 1997, are: Moody's, A3; Standard & Poor's, A-; Fitch, A-; and Duff & Phelps, A. The Company's good bond ratings meet and often exceed the required rating of bond investors. With higher bond ratings, the Company attracts a wider investor base, a bigger share of capital in the bond market and lower interest rates.

   Gross plant and property additions were $226 million in 1997 and $145 million in 1996. Management estimates construction expenditures for the next three years to be $577 million. The funds for construction of new facilities and improvement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings, preferred stock issuances and investments in common equity by the Company's parent, American Electric Power Company, Inc. However, all of the construction expenditures for the next three years are expected to be financed with internally generated funds. Allowance for funds used during construction accruals declined in recent years primarily due to the decrease in generation plant construction combined with a decrease in interest rates. Inflation affects the Company's cost of replacing utility plant and the cost of operating and maintaining plant. The rate-making process generally limits our recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

   When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1997, $442 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the Public Utility Holding Company Act of 1935 to $250 million. Generally periodic reductions of outstanding short-term debt are made through issuances of long-term debt and through additional capital contributions by the parent company.

   The Company's earnings coverage presently exceeds all minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1997, the mortgage bonds and preferred stock coverage ratios were 9.74 and 3.67, respectively.

Other Matters

Corporate Owned Life Insurance

   In connection with the audit of AEP's consolidated federal income tax returns the Internal Revenue Service (IRS) agents sought a ruling from the IRS National Office that certain interest deductions relating to a corporate owned life insurance (COLI) program should not be allowed. The Company established the COLI program in 1990 as part of its strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. No adjustments have been proposed by the IRS. However, should a disallowance of the COLI interest deductions be proposed it would, if sustained, reduce earnings by approximately $107 million (including interest). Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event the Company is unsuccessful it could have a material adverse impact on results of operations and cash flows.




Computer Software - Year 2000 Compliance

   Many existing computer hardware and software programs will not properly recognize calendar dates beginning in the year 2000. Unless corrected, this "Year 2000" problem may cause computer malfunctions, such as system shutdowns or incorrect calculations and system output. The Company is addressing the problem internally by modifying or replacing its computer hardware and software programs. The problem is also being addressed externally with entities that interact electronically with the Company, including but not limited to, suppliers, service providers, government agencies, customers, creditors and financial service organizations. However, due to the complexity of the problem and the interdependent nature of computer systems, if the Company's corrective actions, and/or the actions of other interdependent entities, fail for critical applications, the Company may be adversely impacted in the year 2000. Although significant, the cost of correcting the "Year 2000" problem is not expected to have a material impact on the results of operations, cash flows or financial condition.

New Accounting Standards

   In June 1997 the FASB issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes the standards for reporting and displaying components of "comprehensive income," which is the total of net income and all other changes in equity except those resulting from investments by shareholders and dispositions to shareholders. SFAS No. 131 initiates standards for reporting information about operating segments in annual and interim financial statements as well as related disclosures about products and services, geographic areas and major customers. The adoption of these new reporting standards in 1998 is not expected to have a material effect on the results of operations, cash flows and/or financial condition.

Litigation

   The Company is involved in a number of legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations, cash flows and/or financial condition.

INDEPENDENT AUDITORS' REPORT






To the Shareholders and Board of
Directors of Ohio Power Company:

We have audited the accompanying consolidated balance sheets of Ohio Power Company and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 24, 1998

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Income


                                                                Year Ended December 31,
                                                          1997           1996           1995
                                                                    (in thousands)
OPERATING REVENUES                                     $1,965,818     $1,911,708     $1,822,997

OPERATING EXPENSES:
   Fuel                                                   642,135        647,391        616,132
   Purchased Power                                        145,861         63,862         61,945
   Other Operation                                        322,088        322,567        327,026
   Maintenance                                            143,831        152,495        144,202
   Depreciation and Amortization                          140,807        137,804        135,844
   Taxes Other Than Federal Income Taxes                  168,480        168,017        170,047
   Federal Income Taxes                                   126,223        122,411         95,641
                Total Operating Expenses                1,689,425      1,614,547      1,550,837

OPERATING INCOME                                          276,393        297,161        272,160

NONOPERATING INCOME                                        14,822          6,374         11,240

INCOME BEFORE INTEREST CHARGES                            291,215        303,535        283,400

INTEREST CHARGES                                           82,526         85,880         93,953

NET INCOME                                                208,689        217,655        189,447

PREFERRED STOCK DIVIDEND REQUIREMENTS                       2,647          8,778         14,668

EARNINGS APPLICABLE TO COMMON STOCK                    $  206,042     $  208,877     $  174,779

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows


                                                                Year Ended December 31,
                                                          1997           1996           1995
                                                                    (in thousands)
OPERATING ACTIVITIES:
   Net Income                                          $ 208,689      $ 217,655      $ 189,447
   Adjustments for Noncash Items:
     Depreciation, Depletion and Amortization            172,186        164,485        154,915
     Deferred Federal Income Taxes                         7,627         18,682         29,573
     Deferred Investment Tax Credits                      (3,487)        (3,552)        (3,570)
     Deferred Fuel Costs (net)                           (34,548)       (17,745)       (26,213)
   Changes in Certain Current Assets and Liabilities:
     Accounts Receivable (net)                           (62,371)       (32,008)       (41,631)
     Fuel, Materials and Supplies                        (11,127)        18,151          7,451
     Accrued Utility Revenues                              1,266          1,248        (11,325)
     Accounts Payable                                     95,348        (13,181)       (19,852)
   Other (net)                                            68,435         17,866         63,658
       Net Cash Flows From Operating Activities          442,018        371,601        342,453

INVESTING ACTIVITIES:
   Construction Expenditures                            (172,477)      (113,481)      (122,132)
   Proceeds from Sales of Property and Other               8,954          8,756          4,241
       Net Cash Flows Used For Investing Activities     (163,523)      (104,725)      (117,891)

FINANCING ACTIVITIES:
   Issuance of Long-term Debt                            146,590           -            82,331
   Retirement of Cumulative Preferred Stock             (117,624)        (6,788)       (86,917)
   Retirement of Long-term Debt                         (122,127)      (160,486)       (44,348)
   Change in Short-term Debt (net)                        37,398         31,902         (7,835)
   Dividends Paid on Common Stock                       (199,333)      (142,856)      (139,428)
   Dividends Paid on Cumulative Preferred Stock           (3,199)        (8,645)       (15,065)
       Net Cash Flows Used For Financing Activities     (258,295)      (286,873)      (211,262)
Net Increase (Decrease) in Cash and Cash Equivalents      20,200        (19,997)        13,300
Cash and Cash Equivalents January 1                       24,003         44,000         30,700
Cash and Cash Equivalents December 31                  $  44,203      $  24,003      $  44,000

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets


                                                                           December 31,
                                                                       1997            1996
                                                                          (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                       $2,606,981      $2,556,507
   Transmission                                                        837,953         820,636
   Distribution                                                        927,239         872,936
   General (including mining assets)                                   709,475         680,443
   Construction Work in Progress                                        74,149          66,099
                 Total Electric Utility Plant                        5,155,797       4,996,621
   Accumulated Depreciation and Amortization                         2,349,995       2,216,534
                 NET ELECTRIC UTILITY PLANT                          2,805,802       2,780,087


OTHER PROPERTY AND INVESTMENTS                                         113,925         106,485




CURRENT ASSETS:
   Cash and Cash Equivalents                                            44,203          24,003
   Accounts Receivable:
      Customers                                                        196,982         118,551
      Affiliated Companies                                              55,597          69,412
      Miscellaneous                                                     43,594          44,771
      Allowance for Uncollectible Accounts                              (2,501)         (1,433)
   Fuel - at average cost                                              119,543         113,361
   Materials and Supplies - at average cost                             80,853          75,908
   Accrued Utility Revenues                                             37,586          38,852
   Prepayments                                                          36,611          44,203
                 TOTAL CURRENT ASSETS                                  612,468         527,628

REGULATORY ASSETS                                                      523,891         540,123

DEFERRED CHARGES                                                       107,116         137,843


                     TOTAL                                          $4,163,202      $4,092,166

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES


                                                                           December 31,
                                                                       1997            1996
                                                                          (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                               $  321,201      $  321,201
   Paid-in Capital                                                     462,296         460,662
   Retained Earnings                                                   590,151         584,015
                Total Common Shareholder's Equity                    1,373,648       1,365,878
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                              17,542          38,532
       Subject to Mandatory Redemption                                  11,850         109,900
   Long-term Debt                                                    1,012,031       1,002,436
                TOTAL CAPITALIZATION                                 2,415,071       2,516,746

OTHER NONCURRENT LIABILITIES                                           295,375         245,032

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                   83,195          67,293
   Short-term Debt                                                      78,700          41,302
   Accounts Payable - General                                          146,824          51,506
   Accounts Payable - Affiliated Companies                              37,923          37,893
   Taxes Accrued                                                       160,055         162,798
   Interest Accrued                                                     16,255          18,094
   Obligations Under Capital Leases                                     30,307          24,153
   Other                                                                94,338          84,385
                TOTAL CURRENT LIABILITIES                              647,597         487,424

DEFERRED INCOME TAXES                                                  723,172         738,626

DEFERRED INVESTMENT TAX CREDITS                                         42,821          46,308

DEFERRED CREDITS                                                        39,166          58,030

COMMITMENTS AND CONTINGENCIES (Note 4)


                    TOTAL                                           $4,163,202      $4,092,166

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Retained Earnings


                                                                Year Ended December 31,
                                                          1997           1996           1995
                                                                    (in thousands)
Retained Earnings January 1                            $584,015       $518,029       $483,222
Net Income                                              208,689        217,655        189,447
                                                        792,704        735,684        672,669
Deductions:
  Cash Dividends Declared:
    Common Stock                                        199,333        142,856        139,428
    Cumulative Preferred Stock:
       4.08%    Series                                       91            189            204
       4-1/2%   Series                                      581            911            911
       4.20%    Series                                      127            235            252
       4.40%    Series                                      204            417            440
       5.90%    Series                                      961          2,587          2,655
       6.02%    Series                                      735          2,401          2,408
       6.35%    Series                                      500          1,905          1,905
       7.60%    Series                                     -              -             2,564
       7-6/10%  Series                                     -              -             2,564
       8.04%    Series                                     -              -             1,162
                Total Dividends                         202,532        151,501        154,493
  Capital Stock Expense                                      21            168            147
                Total Deductions                        202,553        151,669        154,640

Retained Earnings December 31                          $590,151       $584,015       $518,029

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

    Ohio Power Company (the Company or OPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, sale, purchase, transmission and distribution of electric power and provides electric power to over 679,000 retail customers in northwestern, east central, eastern and southern sections of Ohio. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American Electric Power (AEP) System Power Pool (Power Pool). As a member of the AEP Power Pool and a signatory company to the American Electric Power System (AEP System) Transmission Equalization Agreement, OPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated system.

    The Company has three wholly-owned coal-mining subsidiaries:
Central Ohio Coal Company, Southern Ohio Coal Company and Windsor Coal Company which conduct mining operations at the Muskingum mine, Meigs mine and Windsor mine, respectively. Substantially all coal produced by the coal-mining subsidiaries is sold to the Company at cost including a Securities and Exchange Commission (SEC) approved return on investment.

Regulation

    As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commission(FERC) regulates wholesale rates.

Principles of Consolidation

    The consolidated financial statements include OPCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolidation.

Basis of Accounting

    As a cost-based rate-regulated entity, the Company's consolidated financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

Use of Estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of estimates. Actual results could differ from those estimates.

Utility Plant

    Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements of plant are deducted from the electric utility plant in service account and deducted from accumulated depreciation together with associated removal costs, net of salvage. The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

    AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1997, 1996 and 1995 were not significant.

Depreciation, Depletion and Amortization

    Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of property, other than coal-mining property, and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                     Annual Composite
of Property                          Depreciation Rates

Production:
  Steam-Fossil-Fired                    3.4%
  Hydroelectric-Conventional            2.7%
Transmission                            2.3%
Distribution                            4.0%
General                                 2.5%

    Amounts to be used for demolition and removal of plant are recovered through depreciation charges included in rates. Depreciation, depletion and amortization of coal-mining assets is provided over each asset's estimated useful life, ranging up to 30 years, and is calculated using the straight-line method for mining structures and equipment. The units-of-production method is used to amortize coal rights and mine development costs based on estimated recoverable tonnages at a current average rate of $1.91 per ton. These costs are included in the cost of coal charged to fuel expense.



Cash and Cash Equivalents

    Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues and Fuel Costs

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

Income Taxes

    The Company follows the liability method of accounting for income taxes as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS No. 71.

Investment Tax Credits

    Investment tax credits have been accounted for under the flow-through method except where regulatory commissions have reflected investment tax credits in the rate-making process on a deferral basis. Deferred investment tax credits are being amortized over the life of the related plant investment.

Debt and Preferred Stock

    Gains and losses on reacquisition of debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

    Debt discount or premium and expenses of debt issuances are amortized over the term of the related debt, with the amortization included in interest charges.

    Redemption premiums paid to reacquire preferred stock are included in paid-in capital and amortized to retained earnings commensurate with their recovery in rates. The excess of par value over costs of preferred stock reacquired is credited to paid-in capital and amortized to retained earnings.


Other Property and Investments

    Other property and investments are stated at cost.


2. EFFECTS OF REGULATION:

    In accordance with SFAS No. 71 the consolidated financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS No. 71 requires that the Company's rates be cost-based regulated. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS No. 71. In the event a portion of the Company's business no longer meets those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and if required an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded investment.

    Recognized regulatory assets and liabilities are comprised of the following:
                                          December 31,
                                        1997        1996
                                         (In Thousands)
Regulatory Assets:
  Amounts Due From Customers
    For Future Income Taxes           $383,887    $412,946
  Deferred Fuel Costs                   61,838      28,538
  Unamortized Loss On
    Reacquired Debt                     16,229      18,022
  Other                                 61,937      80,617
    Total Regulatory Assets           $523,891    $540,123

Regulatory Liabilities:
  Deferred Investment Tax Credits      $42,821     $46,308
  Deferred Gains From Emission
    Allowance Sales*                    25,895      39,706
  Other*                                 6,982      10,034
    Total Regulatory Liabilities       $75,698     $96,048

*Included in Deferred Credits on Consolidated Balance Sheets.


3. RATE MATTERS:

Recovery of Fuel Costs

    Under the terms of a 1992 stipulation agreement the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu's with quarterly escalation adjustments through November 2009. A 1995 Settlement Agreement set the fuel component of the electric fuel component (EFC) factor at 1.465 cents per kwh for the period June 1, 1995 through November 30, 1998. The stipulation and settlement agreements provide OPCo with the opportunity to recover over the term of the stipulation agreement the Ohio jurisdictional share of OPCo's investment in and the liabilities and future shutdown costs of its affiliated mines as well as any fuel costs incurred above the predetermined rate to the extent the actual cost of coal burned at the Gavin Plant is below the predetermined prices. After full recovery of these costs or November 2009, whichever comes first, the price that OPCo can recover for coal from its affiliated Meigs mine which supplies the Gavin Plant will be limited to the lower of cost or the then-current market price. Pursuant to these agreements the Company has deferred for future recovery $61 million at December 31, 1997.

    Based on the estimated future cost of coal burned at Gavin Plant, management believes that the Ohio jurisdictional portion of the investment in and liabilities and closing costs of the affiliated mining operations including deferred amounts will be recovered under the terms of the predetermined price agreement. Management expects to seek from ratepayers recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the affiliated Meigs, Muskingum and Windsor mines. The non-Ohio jurisdictional portion of shutdown costs for these mines which includes the investment in the mines, leased asset buyouts, reclamation costs and employee benefits is estimated to be approximately $102 million after tax at December 31, 1997.

    The affiliated Muskingum and Windsor mines may have to close by January 2000 in order to comply with the Phase II requirements of the Clean Air Act Amendments of 1990 (CAAA). The Muskingum and/or Windsor mines could close prior to January 2000 depending on the economics of continued operation under the terms of the above Settlement Agreement. Unless the cost of affiliated coal production and/or future shutdown costs of the Meigs, Muskingum and Windsor mines can be recovered, results of operations, cash flows and possibly financial condition would be adversely affected.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

    Substantial construction commitments have been made to support our utility operations. Such commitments do not include any expenditures for new generating capacity. Aggregate construction program expenditures for 1998-2000 are estimated to be $577 million.

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

Revised Air Quality Standards

    On July 18, 1997, the United States Environmental Protection Agency published a revised National Ambient Air Quality Standard (NAAQS) for ozone and a new NAAQS for fine particulate matter (less than 2.5 microns in size). The new ozone standard is expected to result in redesignation of a number of areas of the country that are currently in compliance with the existing standard to nonattainment status which could ultimately dictate more stringent emission restrictions for AEP System generating units. New stringent emission restrictions on AEP System generating units to achieve attainment of the fine particulate matter standard could also be imposed. The AEP System operating companies joined with other utilities to appeal the revised NAAQS and filed petitions for review in August and September 1997 in the U.S. Court of Appeals for the District of Columbia Circuit. Management is unable to estimate compliance costs without knowledge of the reductions that may be necessary to meet the new standards. If such costs are significant, they could have a material adverse effect on results of operations, cash flows and possibly financial condition unless recovered.

Litigation

    The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


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

    Operating revenues includes revenues for capacity and energy supplied to the Power Pool as follows:

                                  Year Ended December 31,
                                1997       1996       1995
                                       (In Thousands)

Capacity Revenues             $165,604   $158,599   $147,317
Energy Revenues                149,436    152,909    132,604

     Total                    $315,040   $311,508   $279,921

    Purchased power expense includes charges of $26.4 million in 1997, $31.1 million in 1996 and $26.6 million in 1995 for energy received from the Power Pool.

    Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $179.1 million in 1997, $106.1 million in 1996 and $94 million in 1995.

    In addition, the Power Pool purchases power from unaffiliated companies for resale to other unaffiliated entities. The Company's share of these purchases was included in purchased power expense and totaled $95.6 million (including new power marketing transactions) in 1997, $11.8 million in 1996 and $15.6 million in 1995. Revenues from these transactions, including a transmission fee for power that passes through the AEP System transmission network, are included in the above Power Pool wholesale operating revenues.

    Purchased power expense includes $6.2 million in 1997, $5 million in 1996 and $2.9 million in 1995 for energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

    Operating revenues include energy sold directly to Wheeling
Power Company (WPCo) in the amounts of $55.0 million in 1997, $57.1 million in 1996 and $55.2 million in 1995. WPCo is an affiliated distribution utility that is not a member of the Power Pool.

    AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement since the Company's relative investment in transmission facilities is greater than its relative peak demand, other operation expense includes equalization charges of $10.5 million, $12.5 million and $13.7 million in 1997, 1996 and 1995, respectively.

    Coal-transportation costs paid to affiliated companies aggre-gate approximately $8.5 million, $8.6 million and $4.3 million in 1997, 1996 and 1995, respectively. These charges are included in fuel expense. The prices charged by the affiliates for coal transportation services are computed in accordance with orders issued by the SEC.

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


6. BENEFIT PLANS:

AEP System Pension Plan

    The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the United Mine Workers of America (UMWA) pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each participating AEP System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. The Company's share of net pension cost of the AEP System pension plan for the years ended December 31, 1997, 1996 and 1995 was $1.4 million, $4.1 million and $2.4 million, respectively.

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

    The funding policy for OPEB cost is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $11.4 million in 1997, $14.6 million in 1996, and $11.7 million in 1995. OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The Company's annual accrued costs for 1997, 1996 and 1995 required by SFAS 106 for employees and retirees were $30.1 million, $32.1 million and $35 million, respectively.

    With the issuance of SFAS No. 106, the Company received regulatory authority to defer the increased OPEB costs resulting from the SFAS 106 required change from pay-as-you-go to accrual accounting which were not being recovered in rates. The deferred amounts are being amortized over a 4-year period ending in March 1999. At December 31, 1997 and 1996, $6 million and $10.9 million, respectively, of OPEB costs were deferred.

AEP System Savings Plan

    An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $4 million in 1997 and 1996 and $4.4 million in 1995.

Other UMWA Benefits - The Company provides UMWA pension, health and welfare benefits for certain employees, retirees, and their survivors who meet eligibility requirements. The benefits are administered by UMWA trustees and contributions are made to their trust funds. Contributions based on hours worked are expensed as paid as part of the cost of active mining operations and were not material in 1997, 1996 and 1995. Based upon the UMWA actuarial estimate the Company's share of the unfunded pension liability was $6.7 million at June 30, 1997. In the event the Company should significantly reduce or cease mining operations or contributions to the UMWA trust funds, a withdrawal obligation will be triggered for both the pension and health and welfare plans. If the mining operations had been closed on December 31, 1997 the estimated withdrawal liability for all UMWA benefits plans would have been $6.7 million.



7. COMMON SHAREHOLDER'S EQUITY:

    Mortgage indentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1997, $20.8 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

    In 1997, 1996 and 1995 net changes to paid-in capital of $1.6 million, $1.2 million and $(3.6) million, respectively, represented gains and expenses associated with cumulative preferred stock transactions.


8. FEDERAL INCOME TAXES:

    The details of federal income taxes as reported are as follows:

                                                                       Year Ended December 31,
                                                              1997                  1996                 1995
                                                                                (in thousands)


Charged (Credited) to Operating Expenses (net):
  Current                                                   $116,795              $102,406             $67,513
  Deferred                                                    11,257                21,835              29,960
  Deferred Investment Tax Credits                             (1,829)               (1,830)             (1,832)
           Total                                             126,223               122,411              95,641
Charged (Credited) to Nonoperating Income (net):
  Current                                                        624                  (293)                183
  Deferred                                                    (3,630)               (3,153)               (387)
  Deferred Investment Tax Credits                             (1,658)               (1,722)             (1,738)
           Total                                              (4,664)               (5,168)             (1,942)
Total Federal Income Taxes as Reported                      $121,559              $117,243             $93,699

    The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                   Year Ended December 31,
                                                          1997                  1996                 1995
                                                                           (in thousands)

Net Income                                              $208,689              $217,655             $189,447
Federal Income Taxes                                     121,559               117,243               93,699
Pre-tax Book Income                                     $330,248              $334,898             $283,146

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                  $115,587              $117,214              $99,101
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                          15,961                13,394               14,250
    Removal Costs                                         (5,040)               (5,775)              (5,775)
    Corporate Owned Life Insurance                        (7,179)               (3,735)              (8,415)
    Investment Tax Credits (net)                          (3,487)               (3,552)              (3,453)
    Other                                                  5,717                  (303)              (2,009)
Total Federal Income Taxes as Reported                  $121,559              $117,243              $93,699

Effective Federal Income Tax Rate                          36.8%                  35.0%                33.1%

    The following tables show the elements of the net deferred tax liability and the significant temporary difference giving rise to such deferrals:
                                      December 31,
                                    1997       1996
                                     (in thousands)

Deferred Tax Assets              $ 167,816  $ 161,409
Deferred Tax Liabilities          (890,988)  (900,035)
  Net Deferred Tax Liabilities   $(723,172) $(738,626)

Property Related Temporary
  Differences                    $(619,067) $(621,254)
Amounts Due From Customers For
  Future Federal Income Taxes     (127,445)  (135,281)
Deferred State Income Taxes        (20,515)   (21,337)
All Other (net)                     43,855     39,246
    Total Net Deferred
      Tax Liabilities            $(723,172) $(738,626)

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

    The AEP System has settled with the Internal Revenue Service
(IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agent's position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1997 would reduce earnings by approximately $107 million (including interest). Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event the Company is unsuccessful it could have a material adverse impact on results of operations and cash flows.




9. LEASES:

    Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

    Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                            Year Ended December 31,
                          1997       1996       1995
                                (in thousands)

Operating Leases        $62,260    $64,891    $61,979
Amortization of
  Capital Leases         25,275     23,217     24,467
Interest on
  Capital Leases          9,445      8,473      8,528
Total Rental Costs      $96,980    $96,581    $94,974

    Properties under capital leases and related obligations on the Consolidated Balance Sheets are as follows:

                                        December 31,
                                      1997       1996
                                      (in thousands)
Electric Utility Plant:
  Production                        $ 23,098   $ 21,689
  General (including mining assets)  211,380    184,489
      Total Electric Utility Plant   234,478    206,178
  Accumulated Amortization            86,501     82,973
      Net Electric Utility Plant     147,977    123,205
Other Property (net)                   9,510      8,080
      Net Property under
       Capital Leases               $157,487   $131,285

Obligations under Capital Leases:*
  Noncurrent Liability              $127,180   $107,132
  Liability Due Within One Year       30,307     24,153
Total Capital Lease Obligations     $157,487   $131,285

*Represents the present value of future minimum lease payments.

    Noncurrent capital lease obligations are included in other noncurrent liabilities in the Consolidated Balance Sheets.

    Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

    Future minimum lease rentals consisted of the following at
December 31, 1997:
                                        Non-Cancelable
                              Capital     Operating
                              Leases        Leases
                                  (in thousands)

  1998                        $ 38,620      $ 57,083
  1999                          33,638        54,986
  2000                          29,049        54,388
  2001                          23,370        53,995
  2002                          14,688        53,726
  Later Years                   54,926       455,851
  Total Future Minimum
   Lease Rentals               194,291      $730,029
  Less Estimated
   Interest Element             36,804
  Estimated Present Value
   of Future Minimum
   Lease Rentals              $157,487


10. CUMULATIVE PREFERRED STOCK:

    At December 31, 1997, authorized shares of cumulative preferred stock were as follows:

             Par Value                     Shares Authorized
               $100                            3,762,403
                 25                            4,000,000

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

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
          Call Price                                            Shares              Amount
         December 31,    Par    Number of Shares Redeemed     Outstanding        December 31,
Series       1997       Value     Year Ended December 31,  December 31, 1997    1997       1996
                                1997      1996      1995                        (in thousands)
4.08%       $103        $100    27,182     7,425      -          15,393      $ 1,539     $ 4,258
4-1/2%       110         100    97,949      -         -         104,454       10,446      20,240
4.20%        103.20      100    28,875     8,025      -          23,100        2,310       5,198
4.40%        104         100    55,889    11,637      -          32,474        3,247       8,836
                                                                             $17,542     $38,532

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                           Shares                  Amount
                 Par     Number of Shares Redeemed       Outstanding            December 31,
Series (a)      Value      Year Ended December 31,    December 31, 1997      1997          1996
                          1997      1996      1995                             (in thousands)
5.90% (b)       $100    321,500    46,000      -             82,500         $ 8,250   $  40,400
6.02% (c)        100    364,000     5,000      -             31,000           3,100      39,500
6.35% (c)        100    295,000      -         -              5,000             500      30,000
                                                                            $11,850    $109,900

(a) Not callable until after 2002. The sinking fund provisions of each series have been met by the purchase of shares in advance of the due date.
(b) Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 22,500 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share. Shares previously redeemed may be applied to meet sinking fund requirements.
(c) Commencing in 2003 and continuing through 2007 the Company may redeem at $100 per share 20,000 shares of the 6.02% series and 5,000 shares of the 6.35% series outstanding under sinking fund provisions at its option and all remaining outstanding shares must be redeemed in 2008. Shares previously redeemed may be applied to meet the sinking fund requirement.

11.  LONG-TERM DEBT AND LINES OF CREDIT:

    Long-term debt by major category was outstanding as follows:

                                   December 31,
                               1997           1996
                                 (in thousands)

First Mortgage Bonds         $  568,343   $  664,429
Installment Purchase
  Contracts                     232,598      232,474
Senior Unsecured Notes           47,722         -
Notes Payable                    61,681       81,681
Junior Debentures               131,620       82,475
Other                            53,262        8,670
                              1,095,226    1,069,729
Less Portion Due Within
  One Year                       83,195       67,293
  Total                      $1,012,031   $1,002,436

    First mortgage bonds outstanding were as follows:

                                   December 31,
                               1997           1996
                                  (in thousands)
% Rate    Due
6-1/2     1997 - August 1    $   -          $ 46,620
6-3/4     1998 - March 1       55,661         55,661
8.10      2002 - February 15   50,000         50,000
8.25      2002 - March 15      50,000         50,000
6.75      2003 - April 1       40,000         40,000
6.875     2003 - June 1        40,000         40,000
6.55      2003 - October 1     40,000         40,000
6.00      2003 - November 1    25,000         25,000
6.15      2003 - December 1    50,000         50,000
8.80      2022 - February 10   50,000         50,000
8.75      2022 - June 1          -            50,000
7.75      2023 - April 1       40,000         40,000
7.85      2023 - June 1        40,000         40,000
7.375     2023 - October 1     40,000         40,000
7.10      2023 - November 1    25,000         25,000
7.30      2024 - April 1       25,000         25,000
Unamortized Discount (net)     (2,318)        (2,852)
                              568,343        664,429
Less Portion Due Within
  One Year                     55,661         46,620
  Total                      $512,682       $617,809

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

  Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                   December 31,
                               1997           1996
                                 (in thousands)
Ohio Air Quality Development
 7.4% Series B
  due 2009 - August 1        $ 50,000       $ 50,000
Mason County, West Virginia:
 5.45% Series B
  due 2016 - December 1        50,000         50,000
Marshall County, West
 Virginia:
 5.45% Series B
  due 2014 - July 1            50,000         50,000
 5.90% Series D
  due 2022 - April 1           35,000         35,000
 6.85% Series C
  due 2022 - June 1            50,000         50,000
Unamortized Discount           (2,402)        (2,526)
    Total                    $232,598       $232,474

  Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

  The senior unsecured notes are due November 1, 2004 and their interest rate is 6.73%.

  Notes payable outstanding are as follows:

                                    December 31,
% Rate      Due                   1997        1996
                                   (in thousands)

7.19        1997 - January 29    $  -       $20,000
6.85        1998 - January 29     16,681     16,681
Variable(a) 1999 - January 31     15,000     15,000
6.20        2001 - January 31      5,000      5,000
6.20        2001 - January 31      7,000      7,000
6.20        2001 - January 31     18,000     18,000
                                  61,681     81,681
Less Portion Due Within One Year  16,681     20,000
Total                            $45,000    $61,681

(a) The rate at December 31, 1997 was 6.2625%.

  Junior debentures outstanding were as follows:

                                   December 31,
                               1997           1996
                                 (in thousands)

8.16% Series A
  due 2025 - September 30   $ 85,000         $85,000
7.92% Series B
  due 2027 - March 31         50,000            -
Unamortized Discount          (3,380)         (2,525)
    Total                   $131,620         $82,475

  Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

  Finance obligations were entered into by the Company's coal mining subsidiaries for mining facilities and equipment through sale and leaseback transactions. In accordance with SFAS 98, the transactions did not qualify as sale and leasebacks for accounting purposes and therefore are shown as other long-term debt. The terms on these long-term debt obligations are up to 20 years including renewals, and contain bargain purchase options at expiration of the agreements. At December 31, 1997 the interest rates range from 6.61% to 6.98%.

  At December 31, 1997, future long-term debt payments are as follows:

                                       Amount
                                   (in thousands)

  1998                               $   83,195
  1999                                   26,575
  2000                                   12,325
  2001                                   43,077
  2002                                  100,570
  Later Years                           837,862
    Total Principal Amount            1,103,604
      Unamortized Discount               (8,378)
        Total                        $1,095,226

  Short-term debt borrowings are limited by provisions of the 1935 Act to $250 million. Lines of credit are shared with other AEP System companies and at December 31, 1997 and 1996 were available in the amounts of $442 million and $409 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:

                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate

December 31, 1997:
  Notes Payable             $10,700         6.6%
  Commercial Paper           68,000         6.7
    Total                   $78,700         6.7
December 31, 1996:
  Notes Payable             $ 4,600         5.4%
  Commercial Paper           36,702         7.2
    Total                   $41,302         7.0


12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments.
Fair values for preferred stock subject to mandatory redemption were $12.5 million and $109.7 million and for long-term debt were $1.136 billion and $1.08 billion at December 31, 1997 and 1996, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $11.9 million and $109.9 million and for long-term debt were $1.095 billion and $1.07 billion at December 31, 1997 and 1996, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


13. SUPPLEMENTARY INFORMATION:

                            Year Ended December 31,
                          1997       1996       1995
                                (in thousands)
Cash was paid for:
  Interest (net of
    capitalized
    amounts)            $ 81,594   $ 85,769    $93,126
  Income Taxes           127,719    105,035     65,629
Noncash Acquisitions
  Under Capital Leases    53,389     30,942     31,799



14. UNAUDITED QUARTERLY FINANCIAL  INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                                  (in thousands)

1997
 March 31                $484,300    $80,531   $65,591
 June 30                  447,147     69,092    50,319
 September 30             486,398     69,116    50,671
 December 31              547,973     57,654    42,108

1996
 March 31                 504,741     87,844    66,536
 June 30                  449,383     67,283    43,949
 September 30             483,957     69,252    54,920
 December 31              473,627     72,782    52,250