Form 10-K405, Exhibit 13
period 1998-12-31
OHIO POWER CO
filed 1999-03-29
CIK 73986

OHIO POWER COMPANY AND SUBSIDIARIES
Selected Consolidated Financial Data
                                                 Year Ended December 31,
                                  1998        1997        1996        1995        1994
                                                      (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues           $2,105,547  $1,892,110  $1,911,708  $1,822,997  $1,738,726
  Operating Expenses            1,816,175   1,615,717   1,614,547   1,550,837   1,493,853
  Operating Income                289,372     276,393     297,161     272,160     244,873
  Nonoperating Income                 588      14,822       6,374      11,240       7,722
  Income Before Interest
    Charges                       289,960     291,215     303,535     283,400     252,595
  Interest Charges                 80,035      82,526      85,880      93,953      89,969
  Net Income                      209,925     208,689     217,655     189,447     162,626
  Preferred Stock
    Dividend Requirements           1,474       2,647       8,778      14,668      15,301
  Earnings Applicable to
    Common Stock               $  208,451  $  206,042  $  208,877  $  174,779  $  147,325

                                                       December 31,
                                  1998        1997        1996        1995        1994
                                                      (in thousands)

BALANCE SHEETS DATA:

  Electric Utility Plant       $5,257,841  $5,155,797  $4,996,621  $4,915,222  $4,938,121
  Accumulated Depreciation
     and Amortization           2,461,376   2,349,995   2,216,534   2,091,148   2,077,626
  Net Electric Utility Plant   $2,796,465  $2,805,802  $2,780,087  $2,824,074  $2,860,495

  Total Assets                 $4,344,680  $4,163,202  $4,092,166  $4,156,564  $4,151,140

  Common Stock and
    Paid-in Capital            $  783,536  $  783,497  $  781,863  $  780,675  $  784,301
  Retained Earnings               587,500     590,151     584,015     518,029     483,222
  Total Common Shareholder's
    Equity                     $1,371,036  $1,373,648  $1,365,878  $1,298,704  $1,267,523

  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption               $   17,370  $   17,542  $   38,532  $   41,240  $  126,240
    Subject to Mandatory
      Redemption (a)               11,850      11,850     109,900     115,000     115,000
      Total Cumulative
        Preferred Stock        $   29,220  $   29,392  $  148,432  $  156,240  $  241,240

  Long-term Debt (a)           $1,084,928  $1,095,226  $1,069,729  $1,227,632  $1,188,989
  Obligations Under Capital
    Leases (a)                 $  142,635  $  157,487  $  131,285  $  131,926  $  127,735
  Total Capitalization and
    Liabilities                $4,344,680  $4,163,202  $4,092,166  $4,156,564  $4,151,140

(a) Including portion due within one year.
OHIO POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


   This discussion includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect assumptions, and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from forward looking statements are: electric load and customer growth; abnormal weather conditions; available sources and costs of fuels; availability of generating capacity; the speed and degree to which competition is introduced to our power generation business, the structure and timing of a competitive market and its impact on energy prices or fixed rates; the ability to recover stranded costs in connection with possible deregulation of generation, new legislation and government regulations; the ability of the Company to successfully control its costs; the economic climate and growth in our service territory; unforeseen problems or failures related to Year 2000 readiness of computer software and hardware; inflationary trends; electricity market prices; interest rates; other risks and unforeseen events. This discussion contains a "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

   Ohio Power Company (the Company) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power and provides electric power to 685,000 retail customers in northwestern, east central, eastern and southern sections of Ohio and does business as American Electric Power (AEP). The Company supplies electric power to the AEP System Power Pool (AEP Power
Pool) and shares the revenues and costs of AEP Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities and cooperatives. As a member of the AEP Power Pool and a signatory to the AEP System Transmission Equalization Agreement, the Company's generation and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

Results of Operations

   Net income increased $1 million or less than 1% in 1998 primarily due to increased revenues from retail, wholesale, and transmission services customers. In 1997 a $9 million or 4% decline in net income was largely due to a decline in retail sales, price concessions granted to two major industrial customers and the effect of increased competition on the wholesale power market.

Operating Revenues and Energy Sales Increase

   Operating revenues increased 11% in 1998 primarily due to increased revenues from retail, wholesale and transmission service customers. A 1% decrease in 1997 operating revenues reflects a decline in sales to residential customers and price concessions to two major industrial customers. The changes in the components of revenues are as follows:
                                      Increase (Decrease)
                                      From Previous Year
(Dollars in Millions)                  1998           1997
                                  Amount    %    Amount     %
Retail:
   Residential                    $  4.1         $(13.5)
   Commercial                       12.9           (2.7)
   Industrial                       52.2          (16.8)
   Other                             0.1             -
                                    69.3   5.3    (33.0)  (2.5)

Wholesale                          120.6  23.0     (3.3)  (0.6)

Transmission                        19.3  43.0     17.4   63.5

Miscellaneous                        4.2  35.6     (0.7)  (5.3)

     Total                        $213.4  11.3   $(19.6)  (1.0)

   Revenues from retail customers increased in 1998 reflecting a 5% increase in commercial sales and a 3% rise in industrial sales. The rise in commercial sales resulted from growth in the number of commercial customers. The increase in industrial sales is primarily due to a return to work following a labor dispute at a major industrial customer which idled its manufacturing facilities from October 1, 1996 through most of the third quarter of 1997.

   The decrease in 1997 retail revenues was due to price concessions to two major industrial customers; reduced sales to residential and industrial customers; and a decrease in fuel clause revenues. Mild weather in 1997 reduced energy usage by residential customers. Sales to industrial customers decreased due to the industrial customer's labor dispute which idled its facilities. Pursuant to a Public Utilities Commission of Ohio (PUCO) order, deferred emission allowance gains were returned to retail customers through the fuel clause adjustment mechanism in 1997, reducing 1997 fuel clause revenues.


   The Company as part of the AEP System shares the benefits and costs of the System's generation through the AEP Power Pool. The cost of the System's generating capacity is allocated among the AEP Power Pool members, based on their relative peak demands and generating reserves through the payment or receipt of capacity charges and credits. AEP Power Pool members are also compensated for their out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.

   The AEP Power Pool calculates each Company's prior twelve month peak demand relative to the total peak demand of all member companies as a basis for sharing revenues and costs. The result of this calculation is each Company's member load ratio (MLR) which determines each Company's percentage share of AEP Power Pool revenues and costs. During 1998 the Company's MLR increased resulting in the Company being allocated a larger share of wholesale revenues and expenses from the AEP Power Pool.

   In 1997 management decided to develop a power marketing and trading business. The power marketing and trading business is conducted by American Electric Power Service Corporation as agent for the AEP Power Pool and its revenues and expenses are allocated to AEP Power Pool members, including the Company, based on MLR. The volume of the power marketing and trading business grew substantially during 1998.

   Revenues from wholesale customers increased 23% in 1998 primarily due to increased sales to the AEP Power Pool and the Company's share of increased AEP Power Pool power marketing and trading activities. The increase in the Company's sales to the AEP Power Pool were required to replace the energy generated from an affiliate's nuclear plant which was on an extended outage in 1998.

   Although total wholesale energy sales rose in 1997, wholesale revenues declined due to a decrease in sales to unaffiliated utilities reflecting the competitive nature of the wholesale energy market. The increase in total wholesale energy sales resulted from increased coal conversion services. Coal conversion services which began in 1996 are provided to power marketers and certain unaffiliated utilities under a Federal Energy Regulatory Commission
(FERC) approved interruptible tariff for the conversion of customers' coal to electricity and do not include any fuel cost. Since these sales are for the service of converting the customers' coal to electricity and do not include any fuel cost, their impact on revenues is less than from the sale of power generated with the Company's coal.



   The increase in transmission revenues in 1998 and 1997 was primarily due to a substantial rise in the volume of energy transmitted for unaffiliated entities over the AEP System's transmission lines. The FERC's issuance of open access transmission rules facilitated the growth in transmission services. The Company receives its MLR share of transmission revenues.

Operating Expenses Increase

   Operating expenses increased by 12% in 1998 and were relatively unchanged in 1997. The increase in 1998 was attributable to increased fuel, purchased power and other operation expenses. Changes in the components of operating expenses were as follows:

                                          Increase (Decrease)
                                          From Previous Year
(dollars in millions)                 1998           1997
                                     Amount    %    Amount    %

Fuel                                 $ 96.4  15.0   $(5.2)  (0.8)
Purchased Power                        78.6 108.9     8.3   13.0
Other Operation                        31.1   9.7    (0.5)  (0.1)
Maintenance                            (4.2) (2.9)   (8.7)  (5.7)
Depreciation and Amortization           3.7   2.6     3.0    2.2
Taxes Other Than Federal
  Income Taxes                          0.9   0.5     0.5    0.3
Federal Income Taxes                   (6.0) (4.7)    3.8    3.1
  Total Operating Expenses           $200.5  12.4   $ 1.2    0.1

   The increase in fuel expense in 1998 was due to an increase in generation to meet the increased demand for energy and an increase in the average cost of fuel consumed.

   Purchased power expense increased significantly in 1998 primarily due to the Company's share of increased purchases of power by the AEP Power Pool for power marketing sales.

   Other operation expense increased in 1998 due to increased costs under the AEP System Transmission Equalization Agreement, reflecting the increase in the Company's MLR, severance accruals for reductions in power generation and energy delivery staff, increased expenses for emission allowances and increased costs related to management's decision to grow the new power marketing and trading business. The AEP System Transmission Equalization Agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands.



Nonoperating Income

   Nonoperating income declined in 1998 primarily due to losses from non-regulated electricity trading. These non-regulated trades include forward electricity sales and purchases outside of the AEP Power Pool's traditional marketing area and electricity derivatives such as options, swaps, etc. Open non-regulated trades are marked-to-market and recorded in nonoperating income.

Preferred Stock Dividends

   The reacquisition of 1.2 million shares of preferred stock through a first quarter 1997 tender offer was the primary reason for the decrease in preferred stock dividend requirements in 1997.

Business Outlook

   The most significant factor affecting the Company's future earnings is its ability to recover costs as the industry becomes more competitive. The introduction of competition and customer choice for retail customers has been slow and continues at a deliberate pace as legislators and regulatory officials recognize the complexity of the issues. Federal legislation has been proposed to mandate competition and customer choice at the retail level. Ohio is considering legislative initiatives to implement customer choice possibly as early as January 1, 2001, although the timing and substance of legislation is uncertain. The Company supports customer choice and is proactively involved in discussions at both the state and federal levels regarding the best competitive market structure and method to transition to a competitive marketplace.

   As the pricing of generation in the electric energy market evolves from regulated cost-of-service ratemaking to market-based rates, many complex issues must be resolved, including the recovery of stranded costs. Stranded costs are those costs above market that would not be recoverable in a competitive market. At the wholesale level recovery of stranded costs under certain conditions was addressed by the FERC when it established rules for open transmission access and competition in the wholesale markets. However, the issue of stranded cost is unresolved at the retail level where it is much larger than it is at the wholesale level. The amount of stranded costs the Company could experience depends on the timing and extent to which competition is introduced to its generation business and the future market prices of electricity. The recovery of stranded cost is dependent on the terms of future legislation and related regulatory proceedings.



   Under the provisions of Statement of Financial Accounting Standards (SFAS) 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated balance sheets of regulated utilities in accordance with regulatory actions in order to match expenses and revenues with cost-based rates in the same accounting period. In order to maintain net regulatory assets on the balance sheet, SFAS 71 requires that rates charged to customers be cost-based and provide for the recovery of the deferred expenses over future accounting periods. In the event a portion of the Company's business no longer meets the requirements of SFAS 71, SFAS 101 "Accounting for the Discontinuance of Application of Statement 71" requires that net regulatory assets be written off for that portion of the business. The provisions of SFAS 71 and SFAS 101 never anticipated that deregulation would include an extended transition period or that it could provide for recovery of stranded costs during and after the transition period. In 1997 the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) addressed such a situation with the consensus reached on issue 97-4 that requires that the application of SFAS 71 to a segment of a regulated electric utility cease when that segment is subject to a legislatively approved plan for competition or an enabling rate order is issued containing sufficient detail for the utility to reasonably determine what the plan would entail. The EITF indicated that the cessation of application of SFAS 71 would require that generation-related regulatory assets and impaired plant be written off unless they are recoverable in future regulated distribution rates.

   Although certain FERC orders provide for competition in the firm wholesale market, that market is a relatively small part of our business and most of our firm wholesale sales are still under cost-of-service contracts. As a result, the Company's generation business is still cost-based regulated and should remain so for the near future pending the passage of enabling state legislation to deregulate the generation business. We believe that enabling state legislation should provide for the recovery of any generation-related net regulatory assets and other reasonable stranded costs from impaired generation assets. However, if in the future the Company's generation business were to no longer be cost-based regulated and if it were not possible to demonstrate probability of recovery of resultant stranded costs including regulatory assets, results of operations, cash flows and financial condition would be adversely affected.




Litigation

Corporate Owned Life Insurance

   The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to a corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in United States (US) District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deductions through December 31, 1998 would reduce earnings by approximately $117 million (including interest). The Company has made no provision for any possible adverse earnings impact from this matter.

   In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations and cash flows.

   The Company is involved in a number of other legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations, cash flows and/or financial condition.

Cost Containment and Process Improvements

   Efforts continue to reduce the cost of products and services in order to maintain competitiveness. The accounting department completed its consolidation of operations and the marketing department completed its reorganization in 1998 producing significant cost reductions. In 1998 plans were announced to close one of the Company's coal mining operations in October 1999 and the Company reviewed its staffing levels for power generation and energy delivery and developed plans to reduce staff in 1999. The cost of staff reductions planned for 1999 was provided for in the fourth quarter of 1998. Although cost savings are expected to result from the power generation and energy delivery staff reductions and the planned mine closing, the Company continues to incur increased expenses related to investments in marketing and customer services and the reengineering and improvement of business processes.

   During 1998, the Company completed installation of a new unified customer service system which is designed to support customer requests for service, billings, accounts receivable, credit and collection functions. On January 1, 1999, a new financial data base and PeopleSoft client server accounting and purchasing software became operational. The move to client server business software and related online data bases will empower employees to maximize the benefits of their personal computers and will position them to better access the power of the Internet and other new technologies.

Fuel Costs

   The management and control of coal costs is critical to our competitive position. Nearly all of the Company's generation is coal fired and approximately 35% of the 21 million tons of coal burned in 1998 were supplied by affiliated mines with the remainder acquired under long-term contracts and purchases in the spot market. As long-term contracts expire we are negotiating with unaffiliated suppliers to lower coal costs. We intend to continue to prudently supplement our long-term coal supplies with spot market purchases when spot market prices are favorable.

Affiliated Coal

   We have agreed in our Ohio jurisdiction to certain limitations on the recovery of affiliated coal costs. At December 31, 1998, the Company had deferred $106 million for future recovery under the agreements which established the limitation. See discussion in
Note 3 of the Notes to Consolidated Financial Statements. Our analysis shows that we will be able to recover the deferred Ohio jurisdictional portion of the costs of our affiliated mining operations including future mine closure costs before the expiration of the agreement in 2009. The Company announced plans to close the Muskingum mine in 1999 and recorded a provision for Muskingum mine closing costs of $45 million in 1998. Management intends to continue to seek recovery of its non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of affiliated mines estimated to be $100 million after tax at December 31, 1998.

   Should it become apparent that these affiliated mining costs will not be recovered from Ohio and/or non-Ohio jurisdictional customers, the other mines may have to be closed and future earnings, cash flows and possibly financial condition would be adversely affected. In addition compliance with Phase II requirements of the Clean Air Act Amendments of 1990 (CAAA), which become effective in January 2000, could also cause the remaining mining operations to close. Unless the cost of any mine closure and the coal cost deferrals in the Ohio jurisdiction are recovered either in regulated rates or as a stranded cost under a plan to transition the generation business to competition, future earnings, cash flows and possibly financial condition would be adversely affected.

Environmental Concerns

   We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. Over the years the Company has spent hundreds of millions of dollars to equip our facilities with the latest cost effective clean air and water technologies and to research new technologies. We are also proud of our award winning efforts to reclaim our mining properties. We intend to continue in a leadership role fostering economically prudent efforts to protect and preserve the environment.

   By-products from the generation of electricity include materials such as ash, slag, and sludge. Coal combustion by-products, which constitute the overwhelming percentage of these materials, are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, our generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and nonhazardous materials. The Company is currently incurring costs to safely dispose of such substances. Additional costs could be incurred to comply with new laws and regulations if enacted.

   The Comprehensive Environmental Response, Compensation and Liability Act (Superfund) addresses clean-up of hazardous substances at disposal sites and authorized the US Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1998, the Company is involved in litigation with respect to two sites overseen by the Federal EPA. There is one additional site for which the Company has received an information request which could lead to a potentially responsible party (PRP) designation. The Company's liability has been resolved for a number of sites with no significant effect on results of operations and present estimates do not anticipate material cleanup costs for identified sites. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations, cash flows and possibly financial condition would be adversely affected unless the costs can be recovered from customers.

   Federal EPA is required by the CAAA to issue rules to implement the law. In 1996 Federal EPA issued final rules governing nitrogen oxide (NOx) emissions that must be met after January 1, 2000 (Phase II of the CAAA). The final rules will require substantial reductions in NOx emissions from certain types of boilers including those in the power plants of the Company and its affiliates in the AEP System. To comply with Phase II of CAAA, the Company plans to install NOx emission control equipment on certain units and switch fuel at other units. Total capital costs to meet the requirements of Phase II of CAAA are estimated to be approximately $15 million of which $13 million has been incurred through December 31, 1998.

   On September 24, 1998, the administrator of Federal EPA signed final rules which require reductions in NOx emissions in 22 eastern states, including the states in which the Company's generating plants are located. The implementation of the final rules would be achieved through the revision of state implementation plans (SIPs). SIPs are a procedural method used by each state to comply with Federal EPA rules. The final rules anticipate the imposition of a NOx reduction on utility sources of approximately 85% below 1990 emission levels by the year 2003. On October 30, 1998, a number of utilities, including the Company and the other operating companies of the AEP System, filed a petition in the US Court of Appeals for the District of Columbia Circuit seeking a review of the final rules.

   Should the states fail to adopt the required revisions to their SIPs within one year of the date the final rules were signed (September 24, 1999), Federal EPA has proposed to implement a federal plan to accomplish the NOx reductions. Federal EPA also proposed the approval of portions of petitions filed by eight northeastern states that would result in imposition of NOx emission reductions on utility and industrial sources in upwind midwestern states. These reductions are substantially the same as those required by the final rules and could be adopted by Federal EPA in the event the states fail to implement SIPs in accordance with the final rules.

   Preliminary estimates indicate that compliance could result in required capital expenditures of approximately $452 million. Compliance costs cannot be estimated with certainty and the actual costs incurred to comply could be significantly different from this preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers, they would have a material adverse effect on results of operations, cash flows and possibly financial condition.

   At the Third Conference of the Parties to the United Nations Framework Convention on Climate Change held in Kyoto, Japan in December 1997 more than 160 countries, including the US, negotiated a treaty requiring legally-binding reductions in emissions of greenhouse gases, chiefly carbon dioxide, which many scientists believe are contributing to global climate change. The treaty, which requires the advice and consent of the US Senate for ratification, would require the US to reduce greenhouse gas emissions seven percent below 1990 levels in the years 2008-2012. Although the US has agreed to the treaty and signed it on November 12, 1998, President Clinton has indicated that he will not submit the treaty to the Senate for consideration until it contains requirements for "meaningful participation by key developing countries" and the rules, procedures, methodology and guidelines of the treaty's market-based policy instruments, joint implementation programs and compliance enforcement provisions have been negotiated. At the Fourth Conference of the Parties, held in Buenos Aires, Argentina, in November 1998, the parties agreed to a work plan to complete negotiations on outstanding issues with a view toward approving them at the Sixth Conference of the Parties to be held in December 2000. We will continue to work with the Administration and Congress to monitor the development of public policy on this issue.

   If the Kyoto treaty is approved by Congress, the costs to comply with the emission reductions required by the treaty are expected to be substantial and would have a material adverse impact on results of operations, cash flows and possibly financial condition if not recovered from customers.

Financial Condition

   The Company issued $190 million principal amount of long-term obligations in 1998 at interest rates ranging from 6.24% to 7-3/8%. The principal amount of long-term debt retirements, including maturities, totaled $187 million with interest rates ranging from 5.98% to 8.25%. The Company's senior secured debt/first mortgage bond ratings are: Moody's, A3; Standard & Poor's, A-; Fitch, A-; and Duff & Phelps, A.

   Gross plant and property additions were $215 million in 1998 and $226 million in 1997. Management estimates construction expenditures for the next three years to be $543 million. The funds for construction of new facilities and improvement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings, preferred stock issuances and investments in common equity by the Company's parent. However, all of the construction expenditures for the next three years are expected to be financed with internally generated funds.

   When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1998, $763 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the Public Utility Holding Company Act of 1935 to $400 million. Generally periodic reductions of outstanding short-term debt are made through issuances of long-term debt and through additional capital contributions by the parent company.

   The Company's earnings coverage presently exceeds all minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1998, the mortgage bonds and preferred stock coverage ratios were 13.43 and 3.49, respectively.

Market Risks

   The Company has certain market risks inherent in its business activities from changes in electricity commodity prices and interest rates. The trading of electricity and related financial derivative instruments through the AEP Power Pool on the Company's behalf exposes the Company to market risk. Market risk represents the risk of loss that may impact the Company due to adverse changes in electricity commodity market prices and rates. In 1998 the AEP Power Pool substantially increased the volume of its wholesale power marketing and trading activities. Various policies and procedures have been established to manage market risk exposures including the use of a risk measurement model utilizing Value at Risk (VaR). Throughout the year ending December 31, 1998, the Company's share of the highest, lowest and average quarterly VaR in the wholesale trading portfolio was less than $3 million at a 95% confidence level with a holding period of three business days. The AEP Power Pool used the variance-covariance method for calculating VaR based on three months of daily prices. Based on this VaR analysis, at December 31, 1998 a near term change in commodity prices is not expected to have a material effect on the Company's results of operations, cash flows or financial condition.

   The Company is exposed to changes in interest rates primarily due to short-term and long-term borrowings to fund its business operations. The debt portfolio has variable and fixed interest rates with terms from one day to forty years and an average duration of eight years at December 31, 1998. The Company measures interest rate market risk exposure utilizing a VaR model. The model is based on the Monte Carlo method of simulated price movements with a 95% confidence level and a one year holding period. The volatilities and correlations were based on three years of monthly prices. The risk of potential loss in fair value attributable to the Company's exposure to interest rates, primarily related to long-term debt with fixed interest rates, was $144 million at December 31, 1998. The Company would not expect to liquidate its entire debt portfolio in a one year holding period. Therefore, a near term change in interest rates should not materially affect results of operations or the consolidated financial position of the Company. Also since the Company's rates are cost-based regulated, the risk of interest rate changes on debt used to finance the Company's regulated operations is mitigated.

   Inflation affects the Company's cost of replacing utility plant and the cost of operating and maintaining its plant. The rate-making process limits our recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

Other Matters

Computer Issue - Year 2000

   On or about midnight on December 31, 1999, digital computing systems may begin to produce erroneous results or fail, unless these systems are modified or replaced, because such systems may be programmed incorrectly and interpret the date of January 1, 2000 as being January 1st of the year 1900 or another incorrect date. In addition, certain systems may fail to detect that the year 2000 is a leap year. Problems can also arise earlier than January 1, 2000, as dates in the next millennium are entered into non-Year 2000 ready programs.

Readiness Program

   Internally, the Company, through the AEP System, is modifying or replacing its computer hardware and software programs to minimize Year 2000-related failures and repair such failures if they occur. This includes both information technology systems
(IT), which are mainframe and client server applications, and embedded logic systems (non-IT), such as process controls for energy production and delivery. Externally, the problem is being addressed with entities that interact with the Company, including suppliers, customers, creditors, financial service organizations and other parties essential to the Company's operations. In the course of the external evaluation, the Company has sought written assurances from third parties regarding their state of Year 2000 readiness.

   Another issue we are addressing is the impact of electric power grid problems that may occur outside of our transmission system. The Company, along with other electric utilities in North America, regularly submits information to the North American Electric Reliability Council (NERC) as part of NERC's Year 2000 readiness program. NERC then publicly reports summary information to the US Department of Energy (DOE) regarding the Year 2000 readiness of electric utilities. In 1999 AEP plans to participate in two NERC-sponsored coordinated electric industry Year 2000 readiness drills.

   The second NERC report, dated January 11, 1999 and entitled:
Preparing the Electric Power Systems of North American for Transition to the Year 2000 - A Status Report and Work Plan, Fourth Quarter 1998, states that: "With more than 44% of mission critical components tested through November 30, 1998, findings continue to indicate that transition through critical Year 2000 (Y2K) rollover dates is expected to have minimal impact on electric system operations in North America." The Company continues to set a target date of June 30, 1999 for having all mission critical and high priority systems and components Y2K ready.

   Through the Electric Power Research Institute, an electric industry-wide effort has been established to deal with Year 2000 problems affecting embedded systems. Under this effort, participating utilities are working together to assess specific vendors' system problems and test plans.

   The state regulatory commission in the Company's service territory is also reviewing the Year 2000 readiness of the Company.

Company's State of Readiness

   Work has been prioritized in accordance with business risk.
The highest priority has been assigned to activities that potentially affect safety, the physical generation and delivery of energy, and communications; followed by back office activities such as customer service/billing, regulatory reporting, internal reporting and administrative activities (e.g. payroll, procurement, accounts payable); and finally, those activities that would cause inconvenience or productivity loss in normal business operations.

   The following chart shows our progress toward becoming ready for the Year 2000 as of December 31, 1998:

                                 IT SYSTEMS              NON-IT  SYSTEMS
                         COMPLETION                 COMPLETION
                         DATE/ESTIMATED   PERCENT   DATE/ESTIMATED   PERCENT
YEAR 2000 PROJECT PHASES COMPLETION DATE  COMPLETE  COMPLETION DATE  COMPLETE

Launch: Initiation of      2/24/1998        100%      5/31/1998       100%
the Year 2000 activities
within the organization.
Establishment of
organizational structure,
personnel assignments
and budget for the
workgroup. Continuous
management update and
awareness program.

Inventory and Assessment:
Identifying all Company    7/31/1998        100%       2/15/1999      99%
computer systems that
could be affected by the
millennium change.
Prioritize repair efforts
based upon criticality to
maintaining ongoing operations.

Remediation/Testing: The
process of modifying,      6/30/1999     Mainframe    6/30/1999       37%
replacing or retiring                    70%
those mission critical and
high priority digital-based
systems with problems                    Client
processing dates past the                Server:
Year 2000. Testing these                 18%
systems to ensure that after
modifications have been
implemented correct date
processing occurs and full
functionality has been maintained.

Costs to Address the Company's Year 2000 Issues

   Through December 31, 1998, the Company has spent $6 million on the Year 2000 project and, estimates spending an additional $11 million to $14 million to achieve Year 2000 readiness. Most Year 2000 costs are for software modifications, IT consultants and salaries and are expensed; however, in certain cases the Company has acquired hardware that was capitalized. The Company intends to fund these expenditures through internal sources. Although significant, the cost of becoming Year 2000 compliant is not expected to have a material impact on the Company's results of operations, cash flows or financial condition.


Risks of the Company's Year 2000 Issues

   The applications posing the greatest business risk to the Company's operations should they experience Y2K problems are:

*  Automated power generation, transmission and distribution systems
*  Telecommunications systems
*  Energy trading systems
* Time-in-use, demand and remote metering systems for commercial and industrial customers
*  Work management and billing systems.

   The potential problems related to erroneous processing by, or failure of, these systems are:

*  Power service interruptions to customers
*  Interrupted revenue data gathering and collection
* Poor customer relations resulting from delayed billing and settlement.

   In addition, although as discussed the Company is monitoring its relationships with third parties, such as suppliers, customers and other electric utilities, these third parties nonetheless represent a risk that cannot be assessed with precision or controlled with certainty.

   Due to the complexity of the problem and the interdependent nature of computer systems, if our corrective actions, and/or the actions of others who impact the AEP System's operations but are not affiliated with the AEP System, fail for critical applications, Year 2000-related issues may materially adversely affect the Company.

Company's Contingency Plans

   To address possible failures of electric generation and delivery of electrical energy due to Year 2000 related failures, we have established a draft Year 2000 contingency plan and submitted it to the East Central Area Reliability Council in December 1998 as part of NERC's review of regional and individual electric utility contingency plans in 1999. NERC's target date is June 1999 for the completion of this contingency plan. In addition, the Company intends to establish contingency plans for its business units to address alternatives if Year 2000 related failures occur. Contingency plans will be developed by the end of 1999. The Company's plans build upon the disaster recovery, system restoration, and contingency planning that we have had in place.


New Accounting Standards

   In 1997 the FASB issued SFAS 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 establishes the standards for reporting and displaying the components of "comprehensive income," which is the total of net income and all transactions not included in net income affecting equity except those with shareholders. The Company adopted SFAS 130 in the first quarter of 1998. For 1998 there were no material differences between net income and comprehensive income.

   SFAS 131 initiates standards for annual and interim financial statements to report operating segments of a business for which separate financial information is available and regularly evaluated by the chief operating decision maker in allocating resources and reviewing performance. Information about products and services and geographic areas is to be reported at an enterprise-level instead of by segment. SFAS 131 was required to be adopted by the Company for the year ended December 31, 1998 with restatement of prior period comparative information. The Company has only one material segment which is a vertically integrated bundled cost-based regulated electric utility generation, marketing, trading and energy delivery business. Adoption of SFAS 131 did not have any effect on results of operations, cash flows or financial condition.

   In the first quarter of 1998 the Company adopted the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP requires the capitalization and amortization of certain costs of acquiring or developing internal use computer software. Previously the Company expensed all software acquisition and development costs. The SOP had to be adopted at the beginning of a fiscal year with no restatement or retroactive adjustment of prior periods. The adoption of the SOP effective January 1, 1998 did not have a material effect on results of operations, cash flows or financial condition.

   In February 1998, the FASB issued SFAS 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits" which revised employers' disclosures about pensions and other postretirement benefit plans and suggested that the disclosure be combined. It did not change the measurement or recognition requirements for postretirement benefit accounting. The adoption of SFAS 132 did not have an effect on results of operations, cash flows or financial condition.

   EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" was issued in November 1998 to address the application of mark-to-market accounting for energy trading contracts. Under the provisions of this standard, which must be adopted by the Company in January 1999, energy trading contracts can no longer be accounted for on a settlement basis. Instead they are to be marked-to-market. Initial adoption of EITF 98-10 is not expected to have a significant impact on results of operations, cash flows or financial condition.

   The FASB issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" in June 1998. SFAS 133 establishes accounting and reporting standards for derivative instruments. It requires that all derivatives be recognized as either an asset or a liability and measured at fair value in the financial statements. If certain conditions are met a derivative may be designated as a hedge of possible changes in fair value of an asset, liability or firm commitment; variable cash flows of forecasted transactions; or foreign currency exposure. The accounting/reporting for changes in a derivative's fair value (gains and losses) depend on the intended use and resulting designation of the derivative. Management is currently studying the provisions of SFAS 133 to determine the impact of its adoption on January 1, 2000 on results of operations, cash flows and financial condition.

   In April 1998 the AICPA issued SOP 98-5 "Reporting on the Costs of Start-up Activities". The SOP clarifies the accounting and reporting for one time start-up activities and organization costs, requiring that they be expensed as incurred. The adoption of this standard in January 1999 is not expected to have a material effect on results of operations, cash flows or financial condition.

INDEPENDENT AUDITORS' REPORT






To the Shareholders and Board of
Directors of Ohio Power Company:

We have audited the accompanying consolidated balance sheets of Ohio Power Company and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 23, 1999

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Income



                                                                Year Ended December 31,
                                                          1998           1997           1996
                                                                    (in thousands)
OPERATING REVENUES                                     $2,105,547     $1,892,110     $1,911,708

OPERATING EXPENSES:
   Fuel                                                   738,522        642,135        647,391
   Purchased Power                                        150,733         72,153         63,862
   Other Operation                                        353,194        322,088        322,567
   Maintenance                                            139,611        143,831        152,495
   Depreciation and Amortization                          144,493        140,807        137,804
   Taxes Other Than Federal Income Taxes                  169,353        168,480        168,017
   Federal Income Taxes                                   120,269        126,223        122,411
                Total Operating Expenses                1,816,175      1,615,717      1,614,547

OPERATING INCOME                                          289,372        276,393        297,161

NONOPERATING INCOME                                           588         14,822          6,374

INCOME BEFORE INTEREST CHARGES                            289,960        291,215        303,535

INTEREST CHARGES                                           80,035         82,526         85,880

NET INCOME                                                209,925        208,689        217,655

PREFERRED STOCK DIVIDEND REQUIREMENTS                       1,474          2,647          8,778

EARNINGS APPLICABLE TO COMMON STOCK                    $  208,451     $  206,042     $  208,877

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows


                                                                Year Ended December 31,
                                                          1998           1997           1996
                                                                    (in thousands)
OPERATING ACTIVITIES:
   Net Income                                          $ 209,925      $ 208,689      $ 217,655
   Adjustments for Noncash Items:
     Depreciation, Depletion and Amortization            172,085        172,186        164,485
     Deferred Federal Income Taxes                         3,042          7,627         18,682
     Deferred Investment Tax Credits                      (3,525)        (3,487)        (3,552)
     Deferred Fuel Costs (net)                           (44,694)       (34,548)       (17,745)
   Changes in Certain Current Assets and Liabilities:
     Accounts Receivable (net)                           (12,376)       (62,371)       (32,008)
     Fuel, Materials and Supplies                         18,612        (11,127)        18,151
     Accrued Utility Revenues                             (5,915)         1,266          1,248
     Accounts Payable                                     51,040         95,348        (13,181)
   Payment of Disputed Tax and
     Interest Related to COLI                           (104,222)          -              -
   Change in Operating Reserves                           77,811         30,294         29,929
   Other (net)                                            42,981         38,141        (12,063)
       Net Cash Flows From Operating Activities          404,764        442,018        371,601

INVESTING ACTIVITIES:
   Construction Expenditures                            (185,036)      (172,477)      (113,481)
   Proceeds from Sales of Property and Other               5,910          8,954          8,756
       Net Cash Flows Used For Investing Activities     (179,126)      (163,523)      (104,725)

FINANCING ACTIVITIES:
   Issuance of Long-term Debt                            186,126        146,590           -
   Retirement of Cumulative Preferred Stock                 (133)      (117,624)        (6,788)
   Retirement of Long-term Debt                         (197,911)      (122,127)      (160,486)
   Change in Short-term Debt (net)                        44,305         37,398         31,902
   Dividends Paid on Common Stock                       (211,101)      (199,333)      (142,856)
   Dividends Paid on Cumulative Preferred Stock           (1,475)        (3,199)        (8,645)
       Net Cash Flows Used For Financing Activities     (180,189)      (258,295)      (286,873)

Net Increase (Decrease) in Cash and Cash Equivalents      45,449         20,200        (19,997)
Cash and Cash Equivalents January 1                       44,203         24,003         44,000
Cash and Cash Equivalents December 31                  $  89,652      $  44,203      $  24,003

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets


                                                                           December 31,
                                                                       1998            1997
                                                                          (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                       $ 2,646,597     $2,606,981
   Transmission                                                         838,742        837,953
   Distribution                                                         949,085        927,239
   General (including mining assets)                                    693,530        709,475
   Construction Work in Progress                                        129,887         74,149
                 Total Electric Utility Plant                         5,257,841      5,155,797
   Accumulated Depreciation and Amortization                          2,461,376      2,349,995
                 NET ELECTRIC UTILITY PLANT                           2,796,465      2,805,802


OTHER PROPERTY AND INVESTMENTS                                          218,311        113,279




CURRENT ASSETS:
   Cash and Cash Equivalents                                             89,652         44,203
   Accounts Receivable:
      Customers                                                         215,665        196,982
      Affiliated Companies                                               63,922         55,597
      Miscellaneous                                                      28,139         43,594
      Allowance for Uncollectible Accounts                               (1,678)        (2,501)
   Fuel - at average cost                                                94,914        119,543
   Materials and Supplies - at average cost                              86,870         80,853
   Accrued Utility Revenues                                              43,501         37,586
   Energy Marketing and Trading Contracts                                19,790            646
   Prepayments and Other                                                 34,523         36,611
                 TOTAL CURRENT ASSETS                                   675,298        613,114

REGULATORY ASSETS                                                       551,776        523,891

DEFERRED CHARGES                                                        102,830        107,116


                     TOTAL                                          $ 4,344,680     $4,163,202

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES


                                                                           December 31,
                                                                       1998            1997
                                                                          (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                               $  321,201      $  321,201
   Paid-in Capital                                                     462,335         462,296
   Retained Earnings                                                   587,500         590,151
                Total Common Shareholder's Equity                    1,371,036       1,373,648
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                              17,370          17,542
       Subject to Mandatory Redemption                                  11,850          11,850
   Long-term Debt                                                    1,073,456       1,012,031
                TOTAL CAPITALIZATION                                 2,473,712       2,415,071

OTHER NONCURRENT LIABILITIES                                           360,330         295,375

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                   11,472          83,195
   Short-term Debt                                                     123,005          78,700
   Accounts Payable - General                                          173,369         146,824
   Accounts Payable - Affiliated Companies                              62,418          37,923
   Taxes Accrued                                                       161,406         160,055
   Interest Accrued                                                     14,187          16,255
   Obligations Under Capital Leases                                     28,310          30,307
   Energy Marketing and Trading Contracts                               22,480             491
   Other                                                                97,916          94,338
                TOTAL CURRENT LIABILITIES                              694,563         648,088

DEFERRED INCOME TAXES                                                  711,913         723,172

DEFERRED INVESTMENT TAX CREDITS                                         39,296          42,821

DEFERRED CREDITS                                                        64,866          38,675

COMMITMENTS AND CONTINGENCIES (Note 4)


                    TOTAL                                           $4,344,680      $4,163,202

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Retained Earnings


                                                                Year Ended December 31,
                                                          1998           1997           1996
                                                                    (in thousands)
Retained Earnings January 1                            $590,151       $584,015       $518,029
Net Income                                              209,925        208,689        217,655
                                                        800,076        792,704        735,684
Deductions:
  Cash Dividends Declared:
    Common Stock                                        211,101        199,333        142,856
    Cumulative Preferred Stock:
       4.08%    Series                                       63             91            189
       4.20%    Series                                       97            127            235
       4.40%    Series                                      143            204            417
       4-1/2%   Series                                      467            581            911
       5.90%    Series                                      487            961          2,587
       6.02%    Series                                      186            735          2,401
       6.35%    Series                                       32            500          1,905
                Total Dividends                         212,576        202,532        151,501
  Capital Stock Expense                                    -                21            168
                Total Deductions                        212,576        202,553        151,669

Retained Earnings December 31                          $587,500       $590,151       $584,015

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

    Ohio Power Company (the Company or OPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power to 685,000 retail customers in northwestern, east central, eastern and southern sections of Ohio and does business as American Electric Power (AEP). The Company supplies electric power to the American Electric Power System Power Pool (AEP Power Pool) and shares the revenues and costs of AEP Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities and cooperatives. As a member of the AEP Power Pool and a signatory company to the American Electric Power System (AEP System) Transmission Equalization Agreement, the Company's generation and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

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

Principles of Consolidation

    The consolidated financial statements include the revenues, expenses, cash flows, assets, liabilities and equity of OPCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolidation.

Basis of Accounting

    As a cost-based rate-regulated entity, the Company's consolidated financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

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

Allowance for Funds Used During Construction (AFUDC)

    AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1998, 1997 and 1996 were not significant.

Depreciation, Depletion and Amortization

    Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of property, other than coal-mining property, and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                        Annual Composite
of Property                            Depreciation Rates
                                     1998     1997     1996
Production:
  Steam-Fossil-Fired                 3.4%     3.4%     3.4%
  Hydroelectric-Conventional         2.7%     2.7%     2.7%
Transmission                         2.3%     2.3%     2.3%
Distribution                         4.0%     4.0%     4.0%
General                              2.5%     2.5%     2.6%

    Amounts for demolition and removal of plant are recovered through depreciation charges included in rates. Depreciation, depletion and amortization of coal-mining assets is provided over each asset's estimated useful life or the estimated life of the mine, which ever is shorter, ranging up to 30 years, and is calculated using the straight-line method for mining structures and equipment. The units-of-production method is used to amortize coal rights and mine development costs based on estimated recoverable tonnages at a current average rate of $1.85 per ton in 1998, $1.91 per ton in 1997 and $1.49 per ton in 1996. These costs are included in the cost of coal charged to fuel expense.

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

Derivative Financial Instruments

    During 1998, the AEP Power Pool substantially increased the volume of its power marketing and trading transactions (trading activities) in which the Company shares. Trading activities involve the sale of electricity under physical forward contracts at fixed and variable prices and the trading of electricity contracts including exchange traded futures and options and over-the-counter options and swaps. The majority of these transactions represent physical forward contracts in the AEP System's traditional marketing area and are typically settled by entering into offsetting contracts. The net revenues from these transactions are included in operating revenues for ratemaking, accounting and financial and regulatory reporting purposes.

    In addition the AEP Power Pool enters into transactions for the purchase and sale of electricity options, futures and swaps, and for the forward purchase and sale of electricity outside of the AEP System's traditional marketing area. These non-regulated trading activities are included in nonoperating income and accounted for on a mark-to-market basis. The unrealized mark-to-market gains and losses from such non-regulated trading activity are reported as assets and liabilities, respectively.

    The Company enters into forward contracts to manage the exposure to unfavorable changes in the cost of debt to be issued. These anticipatory debt instruments are entered into in order to manage the change in interest rates between the time a debt offering is initiated and the issuance of the debt (usually a period of 60 days). Any resultant gains or losses are deferred and amortized over the life of the debt issuance. There were no such forward contracts outstanding at December 31, 1998 or 1997.


    See Note 7 - Financial Instruments, Credit and Risk Management for further discussion.

Reclassification

    In the fourth quarter of 1998 the Company changed the presentation of its trading activities from a gross basis
(purchases and sales reported separately) to a net basis (purchases and sales are netted and reported net as revenues). This reclassification had no impact on net income. Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net income.

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

Investment Tax Credits

    Investment tax credits have been accounted for under the flow-through method except where regulatory commissions have reflected investment tax credits in the rate-making process on a deferral basis. Investment tax credits that have been deferred are being amortized over the life of the regulated plant investment.

Debt and Preferred Stock

    Gains and losses from the reacquisition of debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

    Debt discount or premium and debt issuance expenses are deferred and amortized over the term of the related debt, with the amortization included in interest charges.

    Redemption premiums paid to reacquire preferred stock are included in paid-in capital and amortized to retained earnings commensurate with their recovery in rates. The excess of par value over costs of preferred stock reacquired is credited to paid-in capital and amortized to retained earnings.

Other Property and Investments

    Other property and investments are stated at cost.

Comprehensive Income

    There were no material differences between net income and comprehensive income.


2. EFFECTS OF REGULATION:

    In accordance with SFAS 71 the consolidated financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates in the same accounting period. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's regulated rates be cost-based and the recovery of regulatory assets must be probable. Management has reviewed all the evidence currently available and concluded that the Company continues to meet the requirements to apply SFAS
71. In the event a portion of the Company's business no longer met those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and if required an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded cost.

    Recognized regulatory assets and liabilities are comprised of the following:
                                          December 31,
                                        1998        1997
                                         (In Thousands)
Regulatory Assets:
  Amounts Due From Customers
    For Future Income Taxes           $370,468    $383,887
  Deferred Fuel Costs                  110,602      61,838
  Unamortized Loss On
    Reacquired Debt                     14,996      16,229
  Other                                 55,710      61,937
    Total Regulatory Assets           $551,776    $523,891

Regulatory Liabilities:
  Deferred Investment Tax Credits      $39,296     $42,821
  Deferred Gains From Emission
    Allowance Sales*                    40,000      25,895
  Other*                                 8,170       6,982
    Total Regulatory Liabilities       $87,466     $75,698

*Included in Deferred Credits on Consolidated Balance Sheets.


3. RATE MATTERS:

Recovery of Fuel Costs

    Under the terms of a 1992 stipulation agreement the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu's with quarterly escalation adjustments through November 2009. A 1995 Settlement Agreement set the fuel component of the electric fuel component
(EFC) factor at 1.465 cents per Kwh for the period June 1, 1995 through November 30, 1998. With the end of the period covered by the 1995 Settlement Agreement, the escalated Gavin predetermined price cap under the stipulation agreement will determine Ohio jurisdictional fuel recoveries. To the extent the actual cost of coal burned at the Gavin Plant is below the predetermined prices, the stipulation agreement provides the Company with the opportunity to recover over its term the Ohio jurisdictional share of the Company's investment in and the liabilities and future shut-down costs of its affiliated mines as well as any fuel costs incurred above the predetermined rate.

    The Company announced plans to close the Muskingum mine which supplies all of its output to its parent. The mine will be closed in October 1999 and efforts will begin to reclaim the properties, sell or scrap all mining equipment, terminate both capital and operating leases and perform other miscellaneous activities necessary to shut down the mine. Reclamation activities should be completed approximately two years after shutdown, postremediation monitoring is anticipated to continue for five years after completion of reclamation. The Company established a liability for mine closing costs of $44.6 million comprised of a curtailment loss of $24.7 million, provisions for workers compensation claims incurred through October 1998 of $4.7 million, severance costs of $4.1 million (related to approximately 200 employees), postremediation monitoring costs of $4.9 million and write-off of remaining materials and supplies of $4.6 million and other mine site closure costs of $1.6 million. Pursuant to terms of the agreements, $18.5 million of these accrued mine closure costs have been deferred for the Muskingum mine, the remainder for the non-Ohio jurisdiction are included in fuel expense on the Consolidated Statements of Income. For the three years ended December 31, 1998, 1997 and 1996 revenues and net income from the Muskingum mining operation were $110.2 million and $1,000; $66.3 million and zero; and $65.5 million and $1.8 million; respectively. After full recovery of the deferrals or after November 2009, whichever comes first, the price that the Company can recover for coal from its affiliated Meigs mine which supplies the Gavin Plant will be limited to the lower of cost or market price at the time. Pursuant to these agreements the Company has deferred for future recovery $106 million at December 31, 1998.

    Based on the estimated future cost of coal burned at Gavin Plant, management believes that the Ohio jurisdictional portion of the investment in and liabilities and closing costs of the affiliated mining operations including the deferred amounts will be recovered under the terms of the predetermined price agreement. Management intends to continue to seek from non-Ohio jurisdictional ratepayers recovery of the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the affiliated Meigs, Muskingum and Windsor mines. The non-Ohio jurisdictional portion of shutdown costs for these mines which includes the investment in the mines, leased asset buy-outs, reclamation costs and employee benefits is estimated to be approximately $100 million after tax at December 31, 1998 of this amount $17 million relates to the Muskingum Mine and has been included in the provision previously discussed.

    Management anticipates closing the Windsor mine in December 2000 in order to comply with the Phase II requirements of the Clean Air Act Amendments of 1990 (CAAA), or it could close earlier depending on the economics of continued operation under the terms of the above stipulation agreement. Unless the cost of affiliated coal production and/or shutdown costs of the Meigs, Muskingum and Windsor mines can be recovered, results of operations, cash flows and possibly financial condition would be adversely affected.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

    Substantial construction commitments have been made to support our utility operations. Such commitments do not include any expenditures for new generating capacity. Construction program expenditures for 1999-2001 are estimated to be $543 million.

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

Clean Air Act/Air Quality

    The United States (US) Environmental Protection Agency (Federal
EPA) is required by the CAAA to issue rules to implement the law. In 1996 Federal EPA issued final rules governing nitrogen oxides
(NOx) emissions that must be met after January 1, 2000 (Phase II of CAAA). The final rules will require substantial reductions in NOx emissions from certain types of boilers including those in the Company's power plants. To comply with Phase II of CAAA, the Company plans to install NOx emission control equipment on certain units and switch fuel at other units. Total capital costs to meet the requirements of Phase II of CAAA are estimated to be approximately $15 million of which $13 million has been incurred through December 31, 1998.

    On September 24, 1998, Federal EPA finalized rules which require reductions in NOx emissions in 22 eastern states, including the states in which the Company's generating plants are located. The implementation of the final rules would be achieved through the revision of state implementation plans (SIPs) by September 1999. SIPs are a procedural method used by each state to comply with Federal EPA rules. The final rules anticipate the imposition of a NOx reduction on utility sources of approximately 85% below 1990 emission levels by the year 2003. On October 30, 1998, a number of utilities, including the Company and the other operating companies of the AEP System, filed petitions in the US Court of Appeals for the District of Columbia Circuit seeking a review of the final rules.

    Should the states fail to adopt the required revisions to their SIPs within one year of the date of the final rules (September 24, 1999), Federal EPA has proposed to implement a federal plan to accomplish the NOx reductions. Federal EPA also proposed the approval of portions of petitions filed by eight northeastern states that would result in imposition of NOx emission reductions on utility and industrial sources in upwind midwestern states. These reductions are substantially the same as those required by the final NOx rules and could be adopted by Federal EPA in the event the states fail to implement SIPs in accordance with the final rules.

    Preliminary estimates indicate that compliance could result in required capital expenditures of approximately $452 million for the Company. Compliance costs cannot be estimated with certainty and the actual costs incurred to comply could be significantly different from this preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers, they would have a material adverse effect on results of operations, cash flows and possibly financial condition.

Litigation

    The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deductions through December 31, 1998 would reduce earnings by approximately $117 million (including interest). The Company has made no provision for any possible adverse earnings impact from this matter.

    In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations and cash flows.

    The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


5. RELATED PARTY TRANSACTIONS:

    Benefits and costs of the AEP System's generating plants are shared by members of the AEP Power Pool of which the Company is a member. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the AEP Power Pool members based on their relative peak demands and generating reserves. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool. The Company is a net supplier to the pool and, therefore, receives capacity credits from the AEP Power Pool.

    Operating revenues include revenues for capacity and energy supplied to the AEP Power Pool as follows:

                                  Year Ended December 31,
                                1998       1997       1996
                                       (In Thousands)

Capacity Revenues             $150,378   $165,604   $158,599
Energy Revenues                212,965    149,436    152,909

     Total                    $363,343   $315,040   $311,508

    Purchased power expense includes charges of $18.2 million in 1998, $26.4 million in 1997 and $31.1 million in 1996 for energy received from the Power Pool.

    Power marketing and trading operations, which are described in
Note 1, are conducted by the AEP Power Pool and shared with the Company. The Company's operating revenues, purchased power expense and nonoperating income include amounts for power marketing and trading allocated by the AEP Power Pool as follows:

                             Year Ended December 31,
                            1998       1997      1996
                                  (in thousands)
Operating Revenues        $176,710   $105,377  $106,146
Purchased Power Expense    101,255     21,839    11,802
Nonoperating Loss          (10,136)       (72)     -

    Purchased power expense includes $12 million in 1998, $6.2 million in 1997 and $5 million in 1996 for energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the AEP Power Pool.

    Operating revenues include energy sold directly to Wheeling Power Company (WPCo) in the amounts of $55.2 million in 1998, $55.0 million in 1997 and $57.1 million in 1996. WPCo is an affiliated distribution utility that is not a member of the AEP Power Pool.

    AEP System companies participate in the AEP Transmission Equalization Agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement and since the Company's relative investment in transmission facilities is less than its relative peak demand, other operation expense includes equalization charges of $16.9 million, $10.5 million and $12.5 million in 1998, 1997 and 1996, respectively.

    Coal-transportation costs paid to affiliated companies aggre-gate approximately $7.6 million, $8.5 million and $8.6 million in 1998, 1997 and 1996, respectively. These charges are included in fuel expense. The prices charged by the affiliates for coal transportation services are computed in accordance with orders issued by the SEC.

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

    American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including the Company. The costs of the services are billed by AEPSC to its affiliated clients on a direct-charge basis whenever possible and on reasonable bases of proration for shared services. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. SEGMENT INFORMATION:

    Effective December 31, 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has one reportable segment, a regulated vertically integrated electricity generation and energy delivery business. All other activities are insignificant. The Company's operations are managed on an integrated basis because of the substantial impact of bundled cost-based rates and regulatory oversight on business processes, cost structures and operating results. Aggregated in the regulated electric utility segment is the power marketing and trading activities that are discussed in
Note 5 and the Company's coal mining activities. For the years ended December 31, 1998, 1997 and 1996, all of the Company's revenues are derived from the generation, sale and delivery of electricity in the United States.


7. FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT:

    The Company is subject to market risk as a result of changes in electricity commodity prices and interest rates. The Company participates in a power marketing and trading operation that manages the exposure to electricity commodity price movements using physical forward purchase and sale contracts at fixed and variable prices, and financial derivative instruments including exchange traded futures and options, over-the-counter options, swaps and other financial derivative contracts at both fixed and variable prices. Physical forward electricity contracts within the AEP System's traditional marketing area are recorded on a net basis as operating revenues in the month when the physical contract settles. The Company's share of the net gains from these regulated transactions for the year ended December 31, 1998 was $31 million. Physical forward electricity contracts outside AEP's traditional marketing area and all financial electricity trading transactions including exchange traded contracts are marked to market and recorded in nonoperating income. The Company's share of the net losses from these non-regulated trading transactions for the year ended December 31, 1998 was $10 million. The unrealized mark-to-market gains and losses from such trading of financial instruments are reported as assets and liabilities, respectively. These activities were not material in prior periods.

    The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has both fixed and variable interest rates with terms from one day to 40 years and an average duration of eight years at December 31, 1998. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period. Also since the Company's rates are cost-based regulated, the risk of interest rate changes on debt used to finance regulated operations is mitigated.

Market Valuation

    The book value amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments.

    The book value amounts and fair values of the Company's significant financial instruments at December 31, 1998 and 1997 are summarized in the following table. The fair values of long-term debt and preferred stock are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. The fair value of those financial instruments that are marked-to-market are based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and valuation methodology. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. At December 31, 1997 the notional amounts and fair values of derivatives were not material.

                       Book Value  Fair Value
                           (in thousands)
Non-Derivatives

1998

Long-term Debt        $1,085,000   $1,140,000

Preferred Stock           11,900       12,200

1997

Long-term Debt         1,095,000    1,135,900

Preferred Stock           11,900       12,500

Derivatives

1998

                      Fair Value  Average Fair Value
                            (in thousands)
Trading Assets

Electric
  Physicals            $12,800        $11,100
  Options                8,200         21,000
  Swaps                    900            300

Trading Liabilities

Electric
  Futures               (2,100)          (500)
  Physicals            (14,700)       (12,700)
  Options               (7,300)       (21,400)
  Swaps                 (2,100)          (500)


    At December 31, 1998 the notional amounts of the Company's nonregulated electric trading physical forward contract purchases and sales are 2,755 Gigawatt hours (Gwh) and 2,946 Gwh, respectively; the notional amounts for fixed priced swaps purchases and sales are 101 Gwh and 109 Gwh, respectively; and the notional amounts for options to purchase and to sell are 1,990 Gwh and 1,430 Gwh, respectively. The Company has a net long position of 106 Gwh for electric future contracts as of December 31, 1998.

    At December 31, 1998 the fair value of the unrecorded assets and liabilities related to the unsettled regulated wholesale electric forward contracts was $100 million and $97 million, respectively. The related notional amounts were 13,105 Gwh for purchases and 13,372 Gwh for sales. The average fair value amounts outstanding during the period were $252 million of assets and $241 million of liabilities.

Credit and Risk Management

    In addition to market risk associated with electricity price movements, the Company through the AEP Power Pool is also subject to the credit risk inherent in its risk management activities. Credit risk refers to the financial risk arising from commercial transactions and/or the intrinsic financial value of contractual agreements with trading counter parties, by which there exists a potential risk of nonperformance. The AEP Power Pool has established and enforced credit policies that minimize this risk. The AEP Power Pool accepts as counter parties to forwards, futures, and other derivative contracts primarily those entities that are classified as Investment Grade, or those that can be considered as such due to the effective placement of credit enhancements and/or collateral agreements. Investment grade is the designation given to the four highest debt rating categories (i.e., AAA, AA, A, BBB) of the major rating services, e.g., ratings BBB- and above at Standard & Poor's and Baa3 and above at Moody's. When adverse market conditions have the potential to negatively affect a counter party's credit position, the AEP Power Pool requires further credit enhancements to mitigate risk. Since the formation of the power marketing and trading business in July of 1997, the Company has experienced no significant losses due to the credit risk associated with risk management activities; furthermore, the Company does not anticipate any future material effect on its results of operations, cash flow or financial condition as a result of counter party nonperformance.


8. STAFF REDUCTIONS:

    During 1998 an internal evaluation of the power generation organization was conducted with a goal of developing a better organizational structure for a competitive generation market. The study was completed in October 1998. In addition, a review of energy delivery staffing levels was conducted in 1998. As a result approximately 150 power generation and energy delivery positions were identified for elimination.

    Severance accruals totaling $8.6 million were recorded in December 1998 for reductions in power generation and energy delivery staffs and were charged to other operation expense in the Consolidated Statements of Income. In the first quarter of 1999 the power generation and energy delivery staff reductions were made.


9. BENEFIT PLANS:

    The Company and its subsidiaries participate in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the United Mine Workers of America (UMWA) pension plans. Net pension costs for the AEP System pension plan for the years ended December 31, 1997 and 1996 were $1.4 million and $4.1 million, respectively. There were no pension costs in 1998.

    Postretirement Benefits Other Than Pensions are provided for retired employees for medical and death benefits under an AEP System plan. Postretirement medical benefits for UMWA employees who have or will retire after January 1, 1976 are the liabilities of the Company's coal-mining subsidiaries. The annual accrued costs for postretirement medical and death benefits were $54.6 million in 1998, $30.1 million in 1997 and $32.1 million in 1996.

    A defined contribution employee savings plan required that the Company make contributions to the plan of $4 million each year in 1998, 1997, and 1996.

Other UMWA Benefits

    The Company provides UMWA pension, health and welfare benefits for certain unionized mining employees, retirees, and their survivors who meet eligibility requirements. The benefits are administered by UMWA trustees and contributions are made to their trust funds. Contributions based on hours worked are expensed as paid as part of the cost of active mining operations and were not material in 1998, 1997 and 1996. Based upon the UMWA actuarial estimate, the Company's share of the unfunded pension liability was $27.4 million at June 30, 1998. In the event the Company should significantly reduce or cease mining operations or contributions to the UMWA trust funds, a withdrawal obligation will be triggered for both the pension and health and welfare plans. If the mining operations had been closed on December 31, 1998 the estimated annual withdrawal liability for all UMWA benefit plans would have been $4.2 million. The UMWA withdrawal liability for the anticipated shutdown of Central Ohio Coal Company's Muskingum mine has been included in the cost of postretirement benefits for 1998.

10. FEDERAL INCOME TAXES:

    The details of federal income taxes as reported are as follows:
                                                                       Year Ended December 31,
                                                              1998                  1997                1996
                                                                                (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                   $118,189              $116,795            $102,406
  Deferred                                                     3,907                11,257              21,835
  Deferred Investment Tax Credits                             (1,827)               (1,829)             (1,830)
           Total                                             120,269               126,223             122,411
Charged (Credited) to Nonoperating Income (net):
  Current                                                     (5,619)                  624                (293)
  Deferred                                                      (865)               (3,630)             (3,153)
  Deferred Investment Tax Credits                             (1,698)               (1,658)             (1,722)
           Total                                              (8,182)               (4,664)             (5,168)
Total Federal Income Taxes as Reported                      $112,087              $121,559            $117,243


    The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                   Year Ended December 31,
                                                          1998                  1997                 1996
                                                                           (in thousands)

Net Income                                              $209,925              $208,689             $217,655
Federal Income Taxes                                     112,087               121,559              117,243
Pre-tax Book Income                                     $322,012              $330,248             $334,898

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                  $112,704              $115,587             $117,214
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                          16,693                15,961               13,394
    Corporate Owned Life Insurance                        (5,238)               (7,179)              (3,735)
    Investment Tax Credits (net)                          (3,525)               (3,487)              (3,552)
    Other                                                 (8,547)                  677               (6,078)
Total Federal Income Taxes as Reported                  $112,087              $121,559             $117,243

Effective Federal Income Tax Rate                          34.8%                  36.8%                35.0%

    The following tables show the elements of the net deferred tax liability and the significant temporary difference giving rise to such deferrals:
                                      December 31,
                                    1998       1997
                                     (in thousands)

Deferred Tax Assets              $ 197,552  $ 167,816
Deferred Tax Liabilities          (909,465)  (890,988)
  Net Deferred Tax Liabilities   $(711,913) $(723,172)

Property Related Temporary
  Differences                    $(621,562) $(619,067)
Amounts Due From Customers For
  Future Federal Income Taxes     (122,583)  (127,445)
Deferred State Income Taxes        (20,107)   (20,515)
All Other (net)                     52,339     43,855
  Net Deferred Tax Liabilities   $(711,913) $(723,172)

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

    The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading, Litigation, in Note 4, management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.


11. COMMON SHAREHOLDER'S EQUITY:

    In 1998, 1997 and 1996 net changes to paid-in capital of $39,000, $1.6 million and $1.2 million, respectively, represented gains and expenses associated with cumulative preferred stock transactions. At December 31, 1998, there were no dividend restrictions on retained earnings. Regulatory approval is required to pay dividends out of paid-in capital.


12. CUMULATIVE PREFERRED STOCK:

    At December 31, 1998, authorized shares of cumulative preferred stock were as follows:

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

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
          Call Price                                            Shares              Amount
         December 31,    Par    Number of Shares Redeemed     Outstanding        December 31,
Series       1998       Value     Year Ended December 31,  December 31, 1998    1998       1997
                                1998      1997      1996                        (in thousands)
4.08%       $103        $100      425     27,182     7,425       14,968      $ 1,497     $ 1,539
4.20%        103.20      100     -        28,875     8,025       23,100        2,310       2,310
4.40%        104         100      200     55,889    11,637       32,274        3,227       3,247
4-1/2%       110         100    1,096     97,949      -         103,358       10,336      10,446
                                                                             $17,370     $17,542

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                           Shares                  Amount
                 Par     Number of Shares Redeemed       Outstanding            December 31,
Series (a)      Value      Year Ended December 31,    December 31, 1998      1998          1997
                          1998      1997      1996                             (in thousands)
5.90% (b)       $100       -      321,500    46,000          82,500         $ 8,250     $ 8,250
6.02% (c)        100       -      364,000     5,000          31,000           3,100       3,100
6.35% (c)        100       -      295,000      -              5,000             500         500
                                                                            $11,850     $11,850

(a) Not callable until after 2002. The sinking fund provisions of each series have been met by the purchase of shares in advance of the due date.
(b) Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 22,500 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share. Shares previously redeemed may be applied to meet sinking fund requirements.
(c) Commencing in 2003 and continuing through 2007 cumulative preferred stock sinking funds will require the redemption of 20,000 shares each year of the 6.02% series and 15,000 shares each year of the 6.35% series, in each case at $100 per share. All remaining outstanding shares must be redeemed in 2008. Shares previously redeemed may be applied to meet the sinking fund requirements.

13.  LONG-TERM DEBT AND LINES OF CREDIT:

    Long-term debt by major category was outstanding as follows:

                                   December 31,
                               1998           1997
                                 (in thousands)

First Mortgage Bonds         $  413,113   $  568,343
Installment Purchase
  Contracts                     232,722      232,598
Senior Unsecured Notes          234,266       47,722
Notes Payable                    30,000       61,681
Junior Debentures               131,740      131,620
Other                            43,087       53,262
                              1,084,928    1,095,226
Less Portion Due Within
  One Year                       11,472       83,195
  Total                      $1,073,456   $1,012,031

    First mortgage bonds outstanding were as follows:

                                   December 31,
                               1998           1997
                                  (in thousands)
% Rate    Due
6-3/4     1998 - March 1     $   -          $ 55,661
8.10      2002 - February 15     -            50,000
8.25      2002 - March 15        -            50,000
6.75      2003 - April 1       40,000         40,000
6.875     2003 - June 1        40,000         40,000
6.55      2003 - October 1     40,000         40,000
6.00      2003 - November 1    25,000         25,000
6.15      2003 - December 1    50,000         50,000
8.80      2022 - February 10   50,000         50,000
7.75      2023 - April 1       40,000         40,000
7.85      2023 - June 1        40,000         40,000
7.375     2023 - October 1     40,000         40,000
7.10      2023 - November 1    25,000         25,000
7.30      2024 - April 1       25,000         25,000
Unamortized Discount (net)     (1,887)        (2,318)
                              413,113        568,343
Less Portion Due Within
  One Year                       -            55,661
  Total                      $413,113       $512,682

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

  Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                   December 31,
                               1998           1997
                                 (in thousands)
Ohio Air Quality Development
 7.4% Series B
  due 2009 - August 1        $ 50,000       $ 50,000
Mason County, West Virginia:
 5.45% Series B
  due 2016 - December 1        50,000         50,000
Marshall County, West
 Virginia:
 5.45% Series B
  due 2014 - July 1            50,000         50,000
 5.90% Series D
  due 2022 - April 1           35,000         35,000
 6.85% Series C
  due 2022 - June 1            50,000         50,000
Unamortized Discount           (2,278)        (2,402)
    Total                    $232,722       $232,598

  Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

  Senior unsecured notes are as follows:

                                    December 31,
                                  1998        1997
                                   (in thousands)
% Rate     Due
6.73       2004 - November 1     $ 48,000   $48,000
6.24       2008 - December 4       50,000      -
7-3/8      2038 - June 30         140,000      -
Unamortized Discount               (3,734)     (278)
    Total                        $234,266   $47,722

  Notes payable outstanding are as follows:

                                    December 31,
                                  1998        1997
                                   (in thousands)
% Rate      Due
6.85        1998 - January 29    $  -       $16,681
Variable(a) 1999 - January 31       -        15,000
6.20        2001 - January 31      5,000      5,000
6.20        2001 - January 31      7,000      7,000
6.20        2001 - January 31     18,000     18,000
                                  30,000     61,681
Less Portion Due Within One Year    -        16,681
Total                            $30,000    $45,000

(a) The rate at December 31, 1997 was 6.2625%.

  Junior debentures outstanding were as follows:

                                   December 31,
                               1998           1997
                                 (in thousands)
8.16% Series A
  due 2025 - September 30   $ 85,000        $ 85,000
7.92% Series B
  due 2027 - March 31         50,000          50,000
Unamortized Discount          (3,260)         (3,380)
    Total                   $131,740        $131,620

  Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

  Finance obligations were entered into by the Company's coal mining subsidiaries for mining facilities and equipment through sale and leaseback transactions. In accordance with SFAS 98, the transactions did not qualify as sales and leasebacks for accounting purposes and therefore are shown as other long-term debt. The terms on these long-term debt obligations including renewals end in 2012 and contain bargain purchase options at expiration of the agreements. At December 31, 1998 the interest rates range from 6.98% to 7.8%.

  At December 31, 1998, future annual long-term debt payments are as follows:
                                       Amount
                                   (in thousands)

  1999                               $   11,472
  2000                                   12,247
  2001                                   43,935
  2002                                      570
  2003                                  195,570
  Later Years                           832,293
    Total Principal Amount            1,096,087
      Unamortized Discount              (11,159)
        Total                        $1,084,928

  Short-term debt borrowings are limited by provisions of the 1935 Act to $400 million. Lines of credit are shared with other AEP System companies and at December 31, 1998 and 1997 were available in the amounts of $763 million and $442 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:

                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate

December 31, 1998:
  Commercial Paper         $123,005         6.0%
December 31, 1997:
  Notes Payable             $10,700         6.6%
  Commercial Paper           68,000         6.7
    Total                   $78,700         6.7


14. LEASES:

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

  Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                             Year Ended December 31,
                             1998      1997      1996
                                 (in thousands)

Lease Payments on
  Operating Leases         $ 59,141   $62,260  $64,891
Amortization of Capital
 Leases                      36,585    25,275   23,217
Interest on Capital Leases   14,309     9,445    8,473
  Total Lease Rental Costs $110,035   $96,980  $96,581

  Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:

                                                   December 31,
                                                  1998      1997
                                                  (in thousands)

Electric Utility Plant Under Capital Leases:
  Production Plant                              $ 23,833 $ 23,098
  General Plant (including mining assets)        187,925  211,380
      Total Electric Utility Plant Under
        Capital Leases                           211,758  234,478
  Accumulated Amortization                        77,131   86,501
      Net Electric Utility Plant Under
        Capital leases                           134,627  147,977
Net Other Property Under Capital Leases            8,008    9,510
      Net Property Under Capital Leases         $142,635 $157,487

Obligations Under Capital Leases*:
  Noncurrent Liability                          $114,325 $127,180
  Liability Due Within One Year                   28,310   30,307
Total Capital Lease Obligations                 $142,635 $157,487

* Represents the present value of future minimum lease payments.

  Noncurrent capital lease obligations are included in other noncurrent liabilities on the Consolidated Balance Sheets.
Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

  Future minimum lease payments consisted of the following at
December 31, 1998:
                                    Non-Cancelable
                           Capital    Operating
                           Leases       Leases
                             (in thousands)

  1999                     $ 37,307    $ 57,383
  2000                       34,162      56,897
  2001                       28,052      56,575
  2002                       17,051      56,349
  2003                       15,467      55,977
  Later Years                49,336     409,451
  Total Future Minimum
   Lease Payments           181,375    $692,632
  Less Estimated
   Interest Element          38,740
  Estimated Present Value
   of Future Minimum
   Lease Payments          $142,635


15. SUPPLEMENTARY INFORMATION:

                            Year Ended December 31,
                          1998       1997       1996
                                (in thousands)
Cash was paid for:
  Interest (net of
    capitalized
    amounts)            $ 79,667   $ 81,594   $ 85,769
  Income Taxes           118,548    127,719    105,035
Noncash Acquisitions
  Under Capital Leases    29,938     53,389     30,942


16. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                                  (in thousands)

1998
 March 31                $515,672    $79,069   $60,436
 June 30                  523,671     69,865    53,059
 September 30             597,812     88,838    65,961
 December 31              468,392     51,600    30,469

1997
 March 31                 484,300     80,531    65,591
 June 30                  447,147     69,092    50,319
 September 30             466,227     69,116    50,671
 December 31              494,436     57,654    42,108


Fourth quarter 1998 net income declined primarily as a result of unseasonably mild weather and severance accruals for staff reductions.

See "Reclassification" section in Note 1 regarding reclassification of prior period amounts.