Form 10-K405, Exhibit 13
period 1999-12-31
OHIO POWER CO
filed 2000-03-24
CIK 73986

OHIO POWER COMPANY AND SUBSIDIARIES
Selected Consolidated Financial Data
                                                 Year Ended December 31,
                                  1999        1998        1997        1996        1995
                                                      (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues           $2,039,263  $2,105,547  $1,892,110  $1,911,708  $1,822,997
  Operating Expenses            1,750,434   1,816,175   1,615,717   1,614,547   1,550,837
  Operating Income                288,829     289,372     276,393     297,161     272,160
  Nonoperating Income               7,000         588      14,822       6,374      11,240
  Income Before Interest
    Charges                       295,829     289,960     291,215     303,535     283,400
  Interest Charges                 83,672      80,035      82,526      85,880      93,953
  Net Income                      212,157     209,925     208,689     217,655     189,447
  Preferred Stock
    Dividend Requirements           1,417       1,474       2,647       8,778      14,668
  Earnings Applicable to
    Common Stock               $  210,740  $  208,451  $  206,042  $  208,877  $  174,779

                                                       December 31,
                                  1999        1998        1997        1996        1995
                                                      (in thousands)
BALANCE SHEETS DATA:

  Electric Utility Plant        $5,400,917 $5,257,841  $5,155,797  $4,996,621  $4,915,222
  Accumulated Depreciation
     and Amortization            2,621,711  2,461,376   2,349,995   2,216,534   2,091,148
  Net Electric Utility Plant    $2,779,206 $2,796,465  $2,805,802  $2,780,087  $2,824,074

  Total Assets                  $4,677,209 $4,344,680  $4,163,202  $4,092,166  $4,156,564

  Common Stock and
    Paid-in Capital             $  783,577 $  783,536  $  783,497  $  781,863  $  780,675
  Retained Earnings                587,424    587,500     590,151     584,015     518,029
  Total Common Shareholder's
    Equity                      $1,371,001 $1,371,036  $1,373,648  $1,365,878  $1,298,704

  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption                $   16,937 $   17,370  $   17,542  $   38,532  $   41,240
    Subject to Mandatory
      Redemption (a)                 8,850     11,850      11,850     109,900     115,000
      Total Cumulative
        Preferred Stock         $   25,787 $   29,220  $   29,392  $  148,432  $  156,240

  Long-term Debt (a)            $1,151,511 $1,084,928  $1,095,226  $1,069,729  $1,227,632
  Obligations Under Capital
    Leases (a)                  $  136,543 $  142,635  $  157,487  $  131,285  $  131,926
  Total Capitalization and
    Liabilities                 $4,677,209 $4,344,680  $4,163,202  $4,092,166  $4,156,564

(a) Including portion due within one year.
OHIO POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


   This discussion includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect assumptions, and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from forward looking statements are: electric load and customer growth; abnormal weather conditions; available sources and costs of fuels; availability of generating capacity; the ability to recover generation-related regulatory assets and other transition costs including stranded costs as the generation portion of the retail business moves from cost-based rates to market prices beginning January 1, 2001; new legislation and government regulations; the ability of the Company to successfully control its costs; the economic climate and growth in our service territory; the outcome of litigation with the Internal Revenue Service (IRS) related to certain interest deductions for a corporate owned life insurance program; the ability of the Company to successfully challenge new environmental regulations and to successfully litigate claims that the Company violated the Clean Air Act; inflationary trends; changes in electricity market prices; interest rates; and other risks and unforeseen events.

   Ohio Power Company (the Company) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power and provides electric power to 691,000 retail customers in northwestern, east central, eastern and southern sections of Ohio and does business as American Electric Power (AEP). The Company supplies electric power to the AEP System Power Pool (AEP Power
Pool) and shares the revenues and costs of the AEP Power Pool's wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities and cooperatives.

      The cost of the AEP System's generating capacity is allocated among the AEP Power Pool members based on their relative peak demands and generating reserves through the payment or receipt of capacity charges and credits. AEP Power Pool members are also compensated for their out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.


   The AEP Power Pool calculates each Company's prior twelve month peak demand relative to the total peak demand of all member companies as a basis for sharing revenues and costs. The result of this calculation is the member load ratio (MLR) which determines each Company's percentage share of revenues or costs. Since the Company's MLR decreased during 1999 and increased during 1998, the AEP Power Pool is allocating a smaller share and a larger share, respectively, of wholesale revenues and expenses to the Company.

Results of Operations

   Net income increased $2 million or 1% in 1999 and $1 million or less than 1% in 1998. The increase in net income in 1999 was primarily due to a decline in operation and maintenance costs reflecting cost containment efforts. The increase in 1998 was mainly due to increased retail, wholesale, and transmission revenues.

Operating Revenues and Energy Sales

   Operating revenues declined 3% in 1999 primarily due to a decline in margins on wholesale sales and net power trading transactions and decreased sales to the AEP Power Pool. The 11% increase in operating revenues in 1998 was primarily due to increased retail, wholesale and transmission service revenues. The changes in the components of revenues were as follows:

                                      Increase (Decrease)
                                      From Previous Year
(Dollars in Millions)                  1999           1998
                                  Amount    %    Amount     %
Retail:
   Residential                    $  7.5         $  4.1
   Commercial                        0.4           12.9
   Industrial                       (5.0)          52.2
   Other                              -             0.1
                                     2.9    0.2    69.3    5.3

Wholesale                          (71.9) (11.2)  120.6   23.0

Transmission                        (5.0)  (7.8)   19.3   43.0

Miscellaneous                        7.7   48.0     4.2   35.6

     Total                        $(66.3)  (3.1) $213.4   11.3

   Although retail revenues were unchanged in 1999, wholesale revenues declined due to decreased sales to the AEP Power Pool and reduced margins on the Company's MLR share of power marketing sales and net energy trading transactions. The decrease in sales to the AEP Power Pool reflects a reduction in demand by the AEP System's wholesale customers. The margins on power marketing sales and energy trading transactions declined as a result of the moderation in 1999 of extreme weather in 1998 and unaffiliated capacity shortages experienced in the summer of 1998 in AEP Power Pool's marketing area.

   Revenues from retail customers increased in 1998 reflecting a 5% increase in commercial sales and a 3% rise in industrial sales. The rise in commercial sales resulted from growth in the number of commercial customers. The increase in industrial sales was primarily due to a return to work following a labor dispute which idled a major industrial customer's manufacturing facilities from October 1996 through most of the third quarter of 1997.

   The increase in revenues from wholesale customers of 23% in 1998 was primarily due to increased sales to the AEP Power Pool and the Company's share of increased AEP Power Pool power marketing sales and net trading transactions. The increase in power marketing and trading reflects the growth in the AEP Power Pool's power trading business. The increase in the Company's sales to the AEP Power Pool were required to replace the energy of an affiliate's nuclear plant which has been on an extended outage since September 1997.

   The increase in transmission revenues in 1998 was primarily due to a substantial rise in the volume of energy transmitted for unaffiliated entities. The Federal Energy Regulatory Commission's
(FERC) issuance of open access transmission rules facilitated the growth in the demand for transmission services. The Company received its MLR share of the increase in transmission revenues.

Operating Expenses

   Operating expenses decreased 4% in 1999 after increasing 12% in 1998. The operating expense decline in 1999 reflects cost containment efforts and lower fuel costs due mainly to a decrease in generation reflecting lower demand for wholesale energy. The increase in 1998 was attributable to increased fuel, purchased power and other operation expenses mainly due to the increased demand for power and costs associated with growth of the power marketing and trading operation. Changes in the components of operating expenses were as follows:

                                          Increase (Decrease)
                                          From Previous Year
(dollars in millions)                 1999           1998
                                     Amount    %    Amount    %

Fuel                                 $(50.8) (6.9)  $ 96.4  15.0
Purchased Power                        12.4   8.2     78.6 108.9
Other Operation                       (26.1) (7.4)    31.1   9.7
Maintenance                           (18.3)(13.1)    (4.2) (2.9)
Depreciation and Amortization           4.6   3.2      3.7   2.6
Taxes Other Than Federal
  Income Taxes                         (3.5) (2.0)     0.9   0.5
Federal Income Taxes                   16.0  13.3     (6.0) (4.7)
  Total Operating Expenses           $(65.7) (3.6)  $200.5  12.4

   Fuel expense decreased in 1999 due to a 6% decrease in generation reflecting the decline in wholesale sales. The increase in fuel expense in 1998 was due to an increase in generation to meet the increased demand for energy to replace the energy of an affiliate's unavailable nuclear units and an increase in the average cost of fuel consumed.

   Purchased power expense increased significantly in 1998 primarily due to the Company's share of increased purchases of power by the AEP Power Pool to meet the demand for wholesale power marketing sales.

   The decrease in other operation expense in 1999 was due to lower coal-fired power plant expenses reflecting cost containment efforts, and an increase in gains on emission allowance sales. The cost containment efforts included staff reductions in transmission and distribution operations, at the power plants and within the engineering and maintenance group of AEP Service Corporation which bills the Company for operations support services.

   Other operation expense increased in 1998 primarily due to increased costs under the AEP System Transmission Equalization Agreement, reflecting an increase in the Company's MLR, severance accruals for reductions in power generation and energy delivery staff, increased expenses for emission allowances used as a result of the increased generation to meet demand for power and increased costs related to management's decision to grow the new power marketing and trading business. The AEP System Transmission Equalization Agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands.

   The decline in maintenance expense in 1999 reflects cost containment efforts discussed above.

   Federal income taxes attributable to operations increased in 1999 due to changes in certain book/tax differences accounted for on a flow-through basis for rate-making purposes and an increase in pre-tax operating income.

Nonoperating Income

   Nonoperating income declined in 1998 primarily due to net losses from non-regulated power trading transactions outside of the AEP Power Pool's traditional marketing area which are marked-to-market.

Business Outlook

   The most significant factors affecting the Company's future earnings are its ability to recover regulatory assets, transition and other stranded costs under The Ohio Electric Restructuring Act of 1999; weather in the service territories served by the Company and its wholesale customers; generating unit availability; the outcome of litigation with the IRS related to certain interest deductions for a corporate owned life insurance program; and the outcome of ongoing environmental litigation and proposed air quality standards. In 1999 significant progress was made related to many of these major challenges.

Ohio Restructuring and The Transition To Market Pricing For
Generation

   The Ohio Electric Restructuring Act of 1999 (the Act) became law in October 1999. The Act provides for customer choice of electricity supplier, a residential rate reduction of 5% for the generation portion of rates and a freezing of the unbundled generation rates including fuel rates beginning on January 1, 2001. The Act also provides for a five-year transition period to move from cost-based rates to market pricing for generation services.
It authorizes the Public Utilities Commission of Ohio (PUCO) to address certain major transition issues including unbundling of rates and the recovery of transition costs including stranded costs. Transition costs include generation-related regulatory assets, (which include, among other expense deferrals, unrecovered deferred fuel costs, deferred tax benefits that were flowed through to reduce past rates and deferred affiliated mine shutdown costs), impaired tangible generating asset values, and future contract
costs.   Stranded costs are those costs of generation above market
that would not be recoverable in a competitive market. Transition costs also include customer choice education costs, development costs of new customer choice billing and metering systems, costs of filing a transition plan, employee severance and retraining costs and other costs.

   Retail electric services that will be competitive are defined in the Act as electric generation service, aggregation service, and power marketing and brokering. Under the Act the PUCO is granted broad oversight responsibility and is required to approve by October 31, 2000 a transition plan for each electric utility company. Electric utility companies in Ohio were required to file their transition plans by January 3, 2000. The Company filed its plan in December 1999.

   The Act provides Ohio electric utilities with an opportunity to recover PUCO approved allowable transition costs through the generation portion of transition rates paid through December 31, 2005 by customers who do not switch generation suppliers and through a transition charge for customers who switch generation suppliers. Under the Act recovery of the regulatory asset portion of transition costs can, under certain circumstances with PUCO approval, extend beyond the five-year transition period but cannot continue beyond December 31, 2010.

   The Act also provides for a reduction in property tax assessments; exemption of electric utilities from the gross receipts tax; and the imposition of a franchise tax, income taxes, and a new kilowatthour (kwh) excise tax. The property tax assessment percentage on electric generation property will be lowered from 100% to 25% of value effective January 1, 2001 and electric utilities will become subject to the Ohio Corporate Franchise Tax and municipal income taxes on January 1, 2002. The last year for which electric utilities will pay a tax based on gross receipts is the tax year ending April 30, 2002. As of May 1, 2001 electric distribution companies will be subject to an excise tax based on kwh sold to Ohio customers. The gross receipts tax, which will terminate for electric utilities, is paid by the Company at the beginning of the tax year, deferred as a prepaid expense and amortized to expense during the tax year pursuant to the tax law whereby the payment of the tax results in the privilege to conduct business in the year following the payment of the tax. The change in the tax law to impose an excise tax based on kwh sold to Ohio customers commencing before the expiration of the gross receipts tax privilege period will result in a 12 month period (May 1, 2001 to April 30, 2002) when the Company is recording as an expense both the gross receipts tax and the kwh excise tax. In the Company's Ohio transition plan filing, recovery of $50 million was sought for this overlap of the gross receipts and excise taxes.

   The PUCO is required to issue a transition order no later than October 31, 2000 regarding the Company's transition filings which included the following elements:

   a rate unbundling plan including tariff terms and conditions necessary for restructuring, a corporate separation plan, an application for transition revenues, a plan for independent operation of transmission facilities and other components for the implementation of restructuring.

   The rate unbundling portion of the Company's transition plan filing provides for two transition period tariffs beginning January 1, 2001, the standard tariff and the open access distribution tariff. The Company's proposed standard tariff applies to customers who do not choose an alternative energy supplier. This tariff schedule includes detailed charges for generation, transmission and distribution and riders to fund universal service, to promote energy efficiency and to recover regulatory assets and taxes. Taxes include charges for municipal income, excise and franchise taxes and tax credits for gross receipts and property taxes. For customers who choose an alternative electric supplier, the proposed open access distribution tariff will apply. This tariff includes charges for distribution and riders to fund universal service, to promote energy efficiency and to recover regulatory assets and taxes. These riders are the same as those in the standard tariff except there is no property tax credit.

   The Company's corporate separation plan proposal requires the establishment of separate subsidiaries to own and operate its transmission and distribution assets. The Company will retain its generation assets. The separation plan will be implemented in a manner that recognizes the current overlap of financing arrangements. This would permit an orderly and economically efficient separation so that additional transition costs from prematurely retiring of financial instruments can be minimized. Prior to the actual legal separation, the Company will functionally separate generation from transmission and distribution.

   The transition plan filing requests recovery of stranded generation costs over a five year period and recovery of generation-related regulatory assets and other transition costs of $611 million over a 10-year period through transition revenues. The amount requested for recovery of regulatory assets includes current and new regulatory assets including those arising from compliance with the electric restructuring law. Also included in the requested recovery amount were deferred fuel and affiliated mine closure costs.

   In the Ohio jurisdiction the Company is subject to certain limitations on the current recovery of affiliated coal costs under PUCO approved agreements, which are discussed in Note 2 of the Notes to Consolidated Financial Statements. Under the terms of the agreements full recovery of the Ohio jurisdictional portion of deferred unrecovered costs of affiliated mining operations including future mine closure costs was expected to occur before the expiration of the PUCO approved agreements in 2009. Management closed the Muskingum mine in 1999 and plans to close the Windsor mine in 2000 and the Meigs mine in 2001. Provisions for Muskingum and Windsor mine shutdown costs totaling $45 million and $48 million were recorded in 1998 and 1999, respectively. These provisions were deferred in the Ohio jurisdiction under the PUCO approved agreements because management believed that these mine shutdown cost deferrals are probable of future recovery through the agreements. However, since the Act will supersede the agreements effective January 1, 2001, the Company has filed under the provisions of the Act for recovery of all of its stranded regulatory assets including the affiliated coal and mine closure costs deferred under the agreements of $196 million at December 31, 1999 plus the projected amount that will be deferred by the beginning of the transition period, January 1, 2001, which includes the accrual for the closure costs of the Meigs mine.

   Included in the transition plan is a proposal to implement independent operation of the transmission system. The Company proposes to join a regional transmission organization whose approval is currently pending before the FERC.

   See Note 4 of the Notes to Consolidated Financial Statements for further discussion of the Ohio restructuring plan.

Regulatory/Restructuring Accounting

   Under the provisions of Statement of Financial Accounting Standards (SFAS) 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated balance sheets of cost-based regulated utilities in accordance with regulatory actions in order to match expenses and revenues. In order to maintain net regulatory assets on the balance sheet, SFAS 71 requires that rates charged to customers be cost based and provide for the probable recovery of the regulatory assets over future accounting periods. Management has concluded that as of December 31, 1999 the requirements to apply SFAS 71 continue to be met. However, the Ohio Electric Restructuring Act will result in the discontinuance of SFAS 71 regulatory accounting for the generation portion of the Ohio jurisdiction.

   In the event a portion of the Company's business no longer meets the requirements of SFAS 71, SFAS 101 "Accounting for the Discontinuance of Application of Statement 71" requires that net regulatory assets be written off for that portion of the business. The provisions of SFAS 71 and SFAS 101 did not anticipate or provide accounting guidance for an extended transition period and for recovery of stranded costs during and after a transition period through a wires charge or regulated distribution rates. In 1997 the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) addressed such a situation with the consensus reached on issue 97-4 that requires that the application of SFAS 71 to a segment of a regulated electric utility cease when that segment is subject to a legislatively approved plan for competitive market pricing from cost-based regulated rates and/or a rate order is issued containing sufficient detail for the utility to reasonably determine what the restructuring plan would entail and how it will affect the utility's financial statements. The EITF indicated that the cessation of application of SFAS 71 regulatory accounting would require that regulatory assets and impaired stranded plant cost applicable to the portion of the business that was no longer cost-based regulated, be written off unless they are recoverable in the future through transition rates and/or post-transition cost based regulated rates.

Potential For A Write Off In Ohio

   The Company's accounting for generation will continue to be in accordance with SFAS 71 in the Ohio jurisdiction and will continue to be considered to be cost-based regulated for accounting purposes until the amount of transition rates and stranded cost wires charges are determined and known. The establishment of transition rates and wire charges should enable management to determine the Company's ability to recover stranded costs including regulatory assets and transition costs, a requirement under EITF 97-4 to discontinue application of SFAS 71. When the amount of unbundled frozen generation transition rates and distribution stranded cost wires charges are known for the Ohio jurisdiction, the application of SFAS 71 will be discontinued for the Ohio retail jurisdictional portion of the Company's generation business. Management expects this to occur when the PUCO issues its order to approve a transition plan for the Company's Ohio jurisdiction. The Act requires that the PUCO issue its order no later than October 31, 2000.

   Upon the discontinuance of SFAS 71 the Company will have to write off its Ohio jurisdictional generation-related regulatory assets to the extent that they cannot be recovered under the frozen transition rates and stranded costs distribution wires charges and record any asset accounting impairments. An impairment loss would be recorded (on a discounted basis) to the extent that the cost of generation assets cannot be recovered through non-discounted generation-related revenues during the transition period and future market prices. Absent the determination in the regulatory process of transition rates, any wires charge and other pertinent information, it is not possible at this time for management to determine if any of the Company's generating assets are impaired for accounting purposes on an undiscounted cash flow basis.

   The amount of regulatory assets recorded on the books at December 31, 1999 applicable to the Ohio retail jurisdictional generation business before related tax effects is estimated to be $361 million. Due to the planned closing of the Company's affiliated mines, including the Meigs mine, projected generation-related regulatory assets as of December 31, 2000 (the date thatrecoverable generation related regulatory assets are measured under the Act) allocable to the Ohio retail jurisdiction are estimated to exceed $520 million, before income tax effects. Recovery of these Ohio generation related regulatory assets was sought as a part of the Company's Ohio transition plan filing. Based on current projections of future market prices, the Company does not anticipate that it will experience material tangible asset accounting impairment write-offs. Whether the Company will experience material regulatory asset write-offs will depend on whether the PUCO approves the Company's request for their recovery.

   Determination of whether the Company will experience any asset impairment loss regarding its Ohio retail jurisdictional generating assets and any loss from the possible inability to recover Ohio generation related regulatory assets and other transition costs cannot be made until such time as the transition rates and the wires charges are determined through the regulatory process.
Should the PUCO fail to approve transition rates and wires charges that are sufficient to provide for recovery of the Company's generation-related regulatory assets, any other stranded costs and transition costs, it could have a material adverse effect on results of operations, cash flows and possibly financial condition.

Environmental Concerns and Issues

   We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. Over the years the Company has spent hundreds of millions of dollars to equip our facilities with the latest cost effective clean air and water technologies and to research new technologies. We are also proud of our award winning efforts to reclaim our mining properties. We intend to continue in a leadership role fostering economically prudent efforts to protect and preserve the environment while providing a vital commodity, electricity, to our customers at a fair price.

Air Quality

   In 1998 the United States (U.S.) Environmental Protection
Agency (Federal EPA) issued a final rule which requires substantial reductions in nitrogen oxide (NOx) emissions in 22 eastern states, including the states in which the Company's generating plants are located. A number of utilities, including the Company, filed petitions seeking a review of the final rule in the U.S. Court of Appeals for the District of Columbia Circuit (Appeals Court). On March 3, 2000, the Appeals Court issued a decision generally upholding Federal EPA's final rule on NOx emission reductions.

   On April 30, 1999, Federal EPA took final action with respect to petitions filed by eight northeastern states pursuant to the Clean Air Act (Section 126 Rule). The Rule approved portions of the states' petitions and imposed NOx reduction requirements on AEP System generating units which are approximately equivalent to the reductions contemplated by the NOx emission reduction final rule. The AEP System companies with coal-fired generating plants, as well as other utility companies, filed a petition in the Appeals Court seeking review of the Section 126 Rule. In 1999, three additional northeastern states and the District of Columbia filed petitions with Federal EPA similar to those originally filed by the eight northeastern states. Since the petitions relied in part on compliance with an 8-hour ozone standard remanded by the Appeals Court, Federal EPA indicated its intent to decouple compliance with the 8-hour standard and issue a revised rule.

   On December 17, 1999, Federal EPA issued a revised Section 126 Rule requiring 392 industrial plants, including certain generating plants owned by the Company, to reduce their NOx emissions by May 1, 2003. This rule approves petitions of four northeastern states which contend that their failure to meet Federal EPA smog standards is due to coal-fired generating plants in upwind states, including many of the Company's plants, and not their automobiles and other local sources.

   Preliminary estimates indicate that compliance with the Federal EPA's final rule on NOx emission reductions that was upheld by the Appeals Court could result in required capital expenditures of approximately $624 million for the Company. It should be noted, however, that compliance costs cannot be estimated with certainty since actual costs incurred to comply could be significantly different from this preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless compliance costs are recovered from customers through regulated rates, unbundled generation transition rates, wires charges and the future market price of electricity, such compliance costs will have an adverse effect on future results of operations, cash flows and possibly financial condition.

Federal EPA Complaint and Notice of Violation

   Under the Clean Air Act, if a plant undergoes a major modification that results in a significant emissions increase, permitting requirements might be triggered and the plant may be required to install additional pollution control technology. This requirement does not apply to activities such as routine maintenance, replacement of degraded equipment or failed components, or other repairs needed for the reliable, safe and efficient operation of the plant.

   On November 3, 1999, the Department of Justice, at the request of Federal EPA, filed a complaint in the U.S. District Court for the Southern District of Ohio that alleges the Company and certain other affiliated utilities made modifications to certain of their coal-fired generating plants over the course of the past 25 years that extend their operating lives or increase their generating capacity in violation of the Clean Air Act. Federal EPA also issued Notices of Violation to the Company and certain other affiliated utilities alleging violations of certain provisions of the Clean Air Act at certain plants including the Company's plants. A number of unaffiliated utilities also received Notices of Violation complaints or administration orders.

   The states of New Jersey, New York and Connecticut were subsequently allowed to join Federal EPA's action against the Company under the Clean Air Act. On November 18, 1999, a number of environmental groups filed a lawsuit against power plants owned by the Company alleging similar violations to those in the Federal EPA complaint and Notices of Violation. This action was consolidated with the Federal EPA action. The complaints and Notices of Violation named all of the Company's seven coal-fired generating plants. Management believes its maintenance, repair and replacement activities were in conformity with the Clean Air Act provisions and intends to vigorously pursue its defense of this matter.

   The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit ($25,000 per day prior to January 30, 1997). Civil penalties, if ultimately imposed by the court, and the cost of any required new pollution control equipment, if the court accepts all of Federal EPA's contentions, could be substantial. In the event the Company does not prevail, any capital and operating costs of additional pollution control equipment that may be required as well as any penalties imposed would adversely affect future results of operations, cash flows and possibly financial condition unless such costs can be recovered through regulated rates, approved unbundled transition generation rates, wires charges and future market prices for electricity.

Financial Condition

   The Company issued $225 million principal amount of long-term obligations in 1999 at interest rates ranging from 5.15% to 7%. The principal amount of long-term debt retirements, including maturities, totaled $140 million with interest rates ranging from 6.55% to 7.85%. The Company's senior secured debt/first mortgage bond ratings are: Moody's, A3; Standard & Poor's, A-; Fitch, A-; and Duff & Phelps, A.

   Gross plant and property additions were $223 million in 1999 and $215 million in 1998. Management estimates construction expenditures for the next three years to be $783 million. The funds for construction of new facilities and improvement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings, preferred stock issuances and investments in common equity by the Company's parent. However, all of the construction expenditures for the next three years are expected to be financed with internally generated funds.

   When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1999, $1,056 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the Public Utility Holding Company Act of 1935 to $450 million. Generally periodic reductions of outstanding short-term debt are made through issuances of long-term debt and through additional capital contributions by the parent company.

   The Company's earnings coverage presently exceeds all minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1999, the mortgage bonds and preferred stock coverage ratios were 11.78 and 3.17, respectively.

Market Risks

   The Company has certain market risks inherent in its business activities from changes in electricity commodity prices and interest rates. The allocation of trading of electricity and related financial derivative instruments through the AEP Power Pool exposes the Company to market risk. Market risk represents the risk of loss that may impact the Company due to adverse changes in electricity commodity market prices and rates. Policies and procedures have been established to identify, assess and manage market risk exposures including the use of a risk measurement model which calculates Value at Risk (VaR). The VaR is based on the variance-covariance method using historical prices to estimate volatilities and correlations and assuming a 95% confidence level and a three-day holding period. Throughout 1999 and 1998, the Company's share of the highest, lowest and average VaR in the wholesale trading portfolio was less than $3.9 million and $3 million, respectively. Based on this VaR analysis, at December 31, 1999 a near term change in commodity prices is not expected to have a material effect on the Company's results of operations, cash flows or financial condition.

   The Company is exposed to changes in interest rates primarily due to short-term and long-term borrowings to fund its business operations. The debt portfolio has variable and fixed interest rates with terms from one day to 39 years and an average duration of six years at December 31, 1999. The Company measures interest rate market risk exposure utilizing a VaR model. The interest rate VaR model is based on a Monte Carlo simulation with a 95% confidence level and a one year holding period. The volatilities and correlations were based on three years of weekly prices. The risk of potential loss in fair value attributable to the Company's exposure to interest rates, primarily related to long-term debt with fixed interest rates, was $157 million at December 31, 1999 and $144 million at December 31, 1998. The Company would not expect to liquidate its entire debt portfolio in a one year holding period. Therefore, a near term change in interest rates should not materially affect results of operations or the consolidated financial position of the Company.


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

Litigation

Corporate Owned Life Insurance

   The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to a corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed in U.S. District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deductions through December 31, 1999 would reduce earnings by approximately $118 million inclusive of interest.

   The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the consolidated balance sheets in other property and investments pending the resolution of this matter. The Company is seeking refund through litigation of all amounts paid plus interest.

   In order to resolve this issue, the Company filed suit against the U.S. in the U.S. District Court for the Southern District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI deduction should be disallowed. Notwithstanding the decision in Winn-Dixie management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations, cash flows and possibly financial condition.

   The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

Other Matters

Superfund

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

   The Comprehensive Environmental Response, Compensation and Liability Act (Superfund) addresses clean-up of hazardous substances at disposal sites and authorizes Federal EPA to administer the clean-up programs. As of year-end 1999, the Company is involved in litigation with respect to two sites overseen by the Federal EPA. There is one additional site for which the Company has received an information request which could lead to a potentially responsible party (PRP) designation. The Company has also been named a PRP at one site under state law. The Company's liability has been resolved for a number of sites with no significant effect on results of operations and present estimates do not anticipate material cleanup costs for identified sites. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations, cash flows and possibly financial condition would be adversely affected unless the costs can be recovered from customers.

   The Clean Air Act Amendments (CAAA) required Federal EPA to issue rules to implement the law. In 1996 Federal EPA issued final rules governing NOx emissions that must be met after January 1, 2000 (Phase II of the CAAA). The final rules required substantial reductions in NOx emissions from certain types of boilers including those in the power plants of the Company and its affiliates in the AEP System. To comply with Phase II of CAAA, the Company installed NOx emission control equipment on certain units and switched fuel at other units. The Company is operating under the Phase II rules which require reporting at the end of each year. The Company does not anticipate any material problems complying with the rules.

   At the Third Conference of the Parties to the United Nations Framework Convention on Climate Change held in Kyoto, Japan in December 1997 more than 160 countries, including the U.S., negotiated a treaty requiring legally-binding reductions in emissions of greenhouse gases, chiefly carbon dioxide, which many scientists believe are contributing to global climate change. The treaty, which requires the advice and consent of the U.S. Senate for ratification, would require the U.S. to reduce greenhouse gas emissions seven percent below 1990 levels in the years 2008-2012. Although the U.S. has agreed to the treaty and signed it on November 12, 1998, President Clinton indicated that he will not submit the treaty to the Senate for consideration until it contains requirements for "meaningful participation by key developing countries" and the rules, procedures, methodologies and guidelines of the treaty's emissions trading and joint implementation programs and compliance enforcement provisions have been negotiated. At the Fourth Conference of the Parties, held in Buenos Aires, Argentina, in November 1998, the parties agreed to a work plan to complete negotiations on outstanding issues with a view toward approving them at the Sixth Conference of the Parties to be held in November 2000. We will continue to work with the Administration and Congress to develop responsible public policy on this issue.

   If the Kyoto treaty is approved by Congress, the costs to comply with the emission reductions required by the treaty are expected to be substantial and would have a material adverse impact on results of operations, cash flows and possibly financial condition if not recovered from customers. It is management's belief, that the Kyoto protocol is unlikely to be ratified or implemented in the U.S. in its current form.

Year 2000 Readiness Disclosure

   On or about midnight on December 31, 1999, digital computing systems could have produced erroneous results or failed, unless these systems had been modified or replaced, because such systems may have been programmed incorrectly and interpreted the date of January 1, 2000 as being January 1st of the year 1900 or another incorrect date. In addition, certain systems may fail to detect that the year 2000 is a leap year or otherwise incorrectly interpret a year 2000 date.

   The Company has not experienced any material failures of generation and delivery of electric energy due to Year 2000 because of the AEP System's preparations. Such preparations included the modification or replacement of certain computer hardware and software to minimize Year 2000-related failures and repair. This includes both information technology systems (IT), which are mainframe and client server applications, and embedded logic systems (non-IT), such as process controls for energy production and delivery. Externally, the problem was addressed with entities that interact with the Company, including suppliers, customers, creditors, financial service organizations and other parties essential to the Company's operations. In the course of the external evaluation, the Company sought written assurances from third parties regarding their state of Year 2000 readiness.
Another issue addressed was the impact of electric power grid problems that may have occurred outside of our transmission system.

   Through December 31, 1999, the Company's share of the AEP System's expenditures on the Year 2000 project was $14 million. Most Year 2000 costs were for IT contractors and consultants and for salaries of internal IT professionals and were expensed; however, in certain cases the Company acquired hardware and new software that was capitalized.

New Accounting Standards

   The FASB issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" in June 1998. SFAS 133 establishes accounting and reporting standards for derivative instruments. It requires that all derivatives be recognized as either an asset or a liability and measured at fair value in the financial statements. If certain conditions are met, a derivative may be designated as a hedge of possible changes in fair value of an asset, liability or firm commitment; variable cash flows of forecasted transactions; or foreign currency exposure. The accounting/reporting for changes in a derivative's fair value (gains and losses) depend on the intended use and resulting designation of the derivative. Management is currently studying the provisions of SFAS 133 and reviewing the Company's contracts and transactions to determine the impact on the Company's results of operations, cash flows and financial condition when SFAS 133 is adopted on January 1, 2001.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Income



                                                                Year Ended December 31,
                                                          1999           1998           1997
                                                                    (in thousands)
OPERATING REVENUES                                     $2,039,263     $2,105,547     $1,892,110

OPERATING EXPENSES:
   Fuel                                                   687,672        738,522        642,135
   Purchased Power                                        163,143        150,733         72,153
   Other Operation                                        327,132        353,194        322,088
   Maintenance                                            121,299        139,611        143,831
   Depreciation and Amortization                          149,055        144,493        140,807
   Taxes Other Than Federal Income Taxes                  165,891        169,353        168,480
   Federal Income Taxes                                   136,242        120,269        126,223
                Total Operating Expenses                1,750,434      1,816,175      1,615,717

OPERATING INCOME                                          288,829        289,372        276,393

NONOPERATING INCOME                                         7,000            588         14,822

INCOME BEFORE INTEREST CHARGES                            295,829        289,960        291,215

INTEREST CHARGES                                           83,672         80,035         82,526

NET INCOME                                                212,157        209,925        208,689

PREFERRED STOCK DIVIDEND REQUIREMENTS                       1,417          1,474          2,647

EARNINGS APPLICABLE TO COMMON STOCK                    $  210,740     $  208,451     $  206,042

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows


                                                                Year Ended December 31,
                                                          1999           1998           1997
                                                                    (in thousands)
OPERATING ACTIVITIES:
   Net Income                                          $ 212,157      $ 209,925      $ 208,689
   Adjustments for Noncash Items:
     Depreciation, Depletion and Amortization            193,780        172,085        172,186
     Deferred Federal Income Taxes                         3,666          3,042          7,627
     Deferred Investment Tax Credits                      (3,458)        (3,525)        (3,487)
     Deferred Fuel Costs (net)                           (76,978)       (44,694)       (34,548)
   Changes in Certain Current Assets and Liabilities:
     Accounts Receivable (net)                           (49,309)       (12,376)       (62,371)
     Fuel, Materials and Supplies                        (60,500)        18,612        (11,127)
     Accrued Utility Revenues                             (2,074)        (5,915)         1,266
     Accounts Payable                                      9,195         51,040         95,348
   Payment of Disputed Tax and
     Interest Related to COLI                             (6,272)      (104,222)          -
   Change in Operating Reserves                           66,573         77,811         30,294
   Other (net)                                            48,718         42,981         38,141
       Net Cash Flows From Operating Activities          335,498        404,764        442,018

INVESTING ACTIVITIES:
   Construction Expenditures                            (193,870)      (185,036)      (172,477)
   Proceeds from Sales of Property and Other               5,900          5,910          8,954
       Net Cash Flows Used For Investing Activities     (187,970)      (179,126)      (163,523)

FINANCING ACTIVITIES:
   Issuance of Long-term Debt                            222,308        186,126        146,590
   Retirement of Cumulative Preferred Stock               (3,392)          (133)      (117,624)
   Retirement of Long-term Debt                         (158,638)      (197,911)      (122,127)
   Change in Short-term Debt (net)                        71,913         44,305         37,398
   Dividends Paid on Common Stock                       (210,813)      (211,101)      (199,333)
   Dividends Paid on Cumulative Preferred Stock           (1,420)        (1,475)        (3,199)
       Net Cash Flows Used For Financing Activities      (80,042)      (180,189)      (258,295)

Net Increase in Cash and Cash Equivalents                 67,486         45,449         20,200
Cash and Cash Equivalents January 1                       89,652         44,203         24,003
Cash and Cash Equivalents December 31                  $ 157,138      $  89,652      $  44,203

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets


                                                                           December 31,
                                                                       1999            1998
                                                                          (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                       $2,713,421     $ 2,646,597
   Transmission                                                        857,420         842,318
   Distribution                                                        999,679         949,224
   General (including mining assets)                                   713,882         689,815
   Construction Work in Progress                                       116,515         129,887
                 Total Electric Utility Plant                        5,400,917       5,257,841
   Accumulated Depreciation and Amortization                         2,621,711       2,461,376
                 NET ELECTRIC UTILITY PLANT                          2,779,206       2,796,465


OTHER PROPERTY AND INVESTMENTS                                         253,668         218,311




CURRENT ASSETS:
   Cash and Cash Equivalents                                           157,138          89,652
   Accounts Receivable:
      Customers                                                        246,310         215,665
      Affiliated Companies                                              89,215          63,922
      Miscellaneous                                                     22,055          28,139
      Allowance for Uncollectible Accounts                              (2,223)         (1,678)
   Fuel - at average cost                                              146,317          94,914
   Materials and Supplies - at average cost                             95,967          86,870
   Accrued Utility Revenues                                             45,575          43,501
   Energy Marketing and Trading Contracts                              134,567          19,790
   Prepayments and Other                                                38,472          34,523
                 TOTAL CURRENT ASSETS                                  973,393         675,298

REGULATORY ASSETS                                                      577,090         551,776

DEFERRED CHARGES                                                        93,852         102,830


                     TOTAL                                          $4,677,209     $ 4,344,680

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES


                                                                           December 31,
                                                                       1999            1998
                                                                          (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                               $  321,201      $  321,201
   Paid-in Capital                                                     462 376         462,335
   Retained Earnings                                                   587,424         587,500
                Total Common Shareholder's Equity                    1,371,001       1,371,036
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                              16,937          17,370
       Subject to Mandatory Redemption                                   8,850          11,850
   Long-term Debt                                                    1,139,834       1,073,456
                TOTAL CAPITALIZATION                                 2,536,622       2,473,712

OTHER NONCURRENT LIABILITIES                                           414,837         360,330

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                   11,677          11,472
   Short-term Debt                                                     194,918         123,005
   Accounts Payable - General                                          180,383         173,369
   Accounts Payable - Affiliated Companies                              64,599          62,418
   Taxes Accrued                                                       179,112         161,406
   Interest Accrued                                                     16,863          14,187
   Obligations Under Capital Leases                                     34,284          28,310
   Energy Marketing and Trading Contracts                              131,844          22,480
   Other                                                                96,445          97,916
                TOTAL CURRENT LIABILITIES                              910,125         694,563

DEFERRED INCOME TAXES                                                  676,460         711,913

DEFERRED INVESTMENT TAX CREDITS                                         35,838          39,296

DEFERRED CREDITS                                                       103,327          64,866

COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)


                    TOTAL                                           $4,677,209      $4,344,680

See Notes to Consolidated Financial Statements.

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Retained Earnings


                                                                Year Ended December 31,
                                                          1999           1998           1997
                                                                    (in thousands)
Retained Earnings January 1                            $587,500       $590,151       $584,015
Net Income                                              212,157        209,925        208,689
                                                        799,657        800,076        792,704
Deductions:
  Cash Dividends Declared:
    Common Stock                                        210,813        211,101        199,333
    Cumulative Preferred Stock:
       4.08%    Series                                       61             63             91
       4.20%    Series                                       97             97            127
       4.40%    Series                                      142            143            204
       4-1/2%   Series                                      460            467            581
       5.90%    Series                                      472            487            961
       6.02%    Series                                      156            186            735
       6.35%    Series                                       32             32            500
                Total Dividends                         212,233        212,576        202,532
  Capital Stock Expense                                    -              -                21
                Total Deductions                        212,233        212,576        202,553

Retained Earnings December 31                          $587,424       $587,500       $590,151

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

    Ohio Power Company (the Company or OPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power to 691,000 retail customers in northwestern, east central, eastern and southern sections of Ohio and does business as American Electric Power (AEP). Under terms of the AEP System Power Pool (AEP Power Pool) and AEP System Transmission Equalization Agreement, the Company's generation and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system. The Company as a member of the AEP Power Pool shares in the revenues and costs of AEP Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities and cooperatives.

    The Company has three wholly-owned coal-mining subsidiaries:
Central Ohio Coal Company (COCCo), Southern Ohio Coal Company (SOCCo) and Windsor Coal Company (WCCo). Coal produced by SOCCo's Meigs mine is sold to the Company at cost including a Securities and Exchange Commission (SEC) approved return on investment. COCCo closed the Muskingum mine in October 1999 and WCCo is scheduled to close April 30, 2000. See Footnote 2, "Rate Matters" for further discussion of fuel cost recovery.

Regulation

    As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commission(FERC) regulates the Company's wholesale and transmission rates.

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

Allowance for Funds Used During Construction (AFUDC)

    AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1999, 1998 and 1997 were not significant.

Depreciation, Depletion and Amortization

    Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of property, other than coal-mining property, and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                        Annual Composite
of Property                            Depreciation Rates
                                     1999     1998     1997
Production:
  Steam-Fossil-Fired                 3.4%     3.4%     3.4%
  Hydroelectric-Conventional         2.7%     2.7%     2.7%
Transmission                         2.3%     2.3%     2.3%
Distribution                         4.0%     4.0%     4.0%
General                              2.7%     2.5%     2.5%

    Amounts for demolition and removal of plant are recovered through depreciation charges included in rates. Depreciation, depletion and amortization of coal-mining assets is provided over each asset's estimated useful life or the estimated life of the mine, whichever is shorter, and is calculated using the straight-line method for mining structures and equipment. The units-of-production method is used to amortize coal rights and mine development costs based on estimated recoverable tonnages at a current average rate of $2.32 per ton in 1999, $1.85 per ton in 1998 and $1.91 per ton in 1997. These costs are included in the cost of coal charged to fuel expense.

Cash and Cash Equivalents

    Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues and Fuel Costs

    Revenues include billed revenues as well as an accrual of electricity consumed but unbilled at month-end. Changes in retail fuel cost are deferred until reflected in revenues through a PUCO fuel cost recovery mechanism. See Note 2 regarding limitations on recovery of retail jurisdictional fuel costs. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Energy Marketing and Trading Transactions

    The AEP Power Pool administers and implements power marketing and trading transactions (trading activities) in which the Company shares. Trading activities involve the sale of electricity under physical forward contracts at fixed and variable prices and the trading of electricity contracts including exchange traded futures and options, over-the-counter options and swaps. The majority of these transactions represent physical forward electric contracts in the AEP System's traditional marketing area and are typically settled by entering into offsetting contracts. The net revenues from these regulated transactions in AEP System's traditional marketing area are included in operating revenues for ratemaking, accounting and financial and regulatory reporting purposes.

    In addition the AEP Power Pool enters into transactions for the purchase and sale of electricity options, futures and swaps, and for the forward purchase and sale of electricity outside of the AEP System's traditional marketing area. The Company's share of these non-regulated trading activities are included in nonoperating income.

    In the first quarter of 1999 the Company adopted the Financial Accounting Standards Board's Emerging Issues Task Force Consensus
(EITF) 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities". The EITF requires that all energy trading contracts be marked-to-market. The effect on the Consolidated Statements of Income of marking open trading contracts to market is deferred as regulatory assets or liabilities for those open trading transactions within the AEP System Power Pool's marketing area that are included in cost of service on a settlement basis for ratemaking purposes. The Company's share of non-regulated open trading contracts are accounted for on a mark-to-market basis in non-operating income. The unrealized mark-to-market gains and losses from trading activities are reported as assets and liabilities, respectively. The adoption of the EITF did not have a material effect on results of operations, cash flows or financial condition.

    The Company enters into contracts to manage the exposure to unfavorable changes in the cost of debt to be issued. These anticipatory debt instruments are entered into in order to manage the change in interest rates between the time a debt offering is initiated and the issuance of the debt (usually a period of 60 days). Gains or losses on the anticipation debt instruments are deferred and amortized over the life of the debt issuance with the amortization included in interest charges. There were no such forward contracts outstanding at December 31, 1999 or 1998.

    See Note 11 - Financial Instruments, Credit and Risk Management for further discussion.

Reclassification

    Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net income.

Income Taxes

    The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates (that is, deferred taxes are not included in the cost of service for determining regulated rates for electricity), deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

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


2. RATE MATTERS:

Recovery of Fuel Costs

    Under the terms of a 1992 stipulation agreement the cost of coal burned at the Gavin Plant is subject to a 15-year predetermined price of $1.575 per million Btu's with quarterly escalation adjustments through November 2009. A 1995 Settlement Agreement set the fuel component of the electric fuel component
(EFC) factor at 1.465 cents per Kwh for the period June 1, 1995 through November 30, 1998. The 1995 Settlement Agreement requires for the two year period from December 1, 1998 through November 30, 2000 that coal from Central Ohio Coal Company's Muskingum mine and Windsor Coal Company's mine be priced at the market price for comparable quality coal. The Company is allowed to defer the difference for future recovery. Effective December 1, 1998 the 1992 stipulation continued to control the recovery of fuel costs at the Gavin Plant and the ability of OPCo to recover the costs to shut down its affiliated mines. To the extent the actual cost of coal burned at the Gavin Plant is below the predetermined prices, the stipulation agreement provides the Company with the opportunity to recover over its term the Ohio jurisdictional share of the Company's investment in and the liabilities and future shutdown costs of its affiliated mines as well as any fuel costs incurred above the predetermined rate and deferred for future recovery under the agreements. These agreements will be superseded effective January 1, 2001 by the Ohio Electric Restructuring Act of 1999 (see
Note 4).

    The Muskingum coal mine which supplied all of its output to OPCo was closed in October 1999. During 1999 efforts began to reclaim the properties, sell or scrap all mining equipment, terminate both capital and operating leases and perform other activities necessary to shut down the mine. Mine reclamation activities should be completed by December 31 2002; postremediation monitoring is anticipated to continue for five years after completion of reclamation.

    In 1999 the Company announced that the affiliated Windsor coal mine would close April 30, 2000. After the mine closes, efforts will begin to reclaim the property, sell or scrap all mining equipment and perform other activities necessary to shut down the mine. Reclamation activities should be completed within two to three years after shutdown.

    The Company recorded mine closing costs of $45 million in 1998 for the Muskingum mine and $48 million in 1999 for the Windsor mine. Pursuant to terms of the 1992 and 1995 agreements, the Company deferred accrued mine closure costs of $19 million in 1998 for the Muskingum mine and $25 million in 1999 for the Windsor mine. Fuel expense included $23 million and $26 million in 1999 and 1998, respectively, of mine closure costs. At December 31, 1999, the accrued liabilities for reclamation, mine closing costs and post shutdown costs were $119 million for the Muskingum mine and $84 million for the Windsor mine.

    Revenues and net income for the Muskingum mining operation in 1999 up to the shutdown date were $64 million and $1,000, respectively. For the years ended December 31, 1998 and 1997 revenues and net income from the Muskingum mining operation were $110 million and $1,000 and $66 million and zero, respectively. For the years ended December 31, 1999, 1998 and 1997 revenues and net income from the Windsor mining operation were $123 million and $18,000, $65 million and $123,000, and $69 million and $1 million, respectively.

    Management believes the Ohio jurisdictional portion of the cost of the mine shutdowns can be deferred for future recovery through the Ohio fuel clause mechanism under terms of the Ohio fuel clause predetermined price agreements. At December 31, 1999 the Company has deferred $196 million under the terms of the Ohio fuel clause predetermined price agreements. However, since the Ohio Electric Restructuring Act of 1999 (the Act) supersedes the agreements, the Company has filed under the provisions of the Act for recovery of all of its generation related regulatory assets which includes the fuel deferral at December 31, 1999 plus the projected balance that will be deferred for the accrual of the Meigs mine closure costs by the beginning of the transition period, January 1, 2001. Under the provisions of the Act the Company is seeking a total of $360 million for the regulatory assets deferred under the above agreements through transition rates and a post generation deregulation five year wires charge. Unless the cost of the remaining coal production and deferred mine shutdowns are recovered through the remaining Ohio fuel clause rates and Ohio restructuring transition rates and/or a post deregulation wires charge, future results of operations and cash flows will be adversely affected.

    Management intends to continue to recover from non-Ohio jurisdictional ratepayers the non-Ohio jurisdictional portion of the investment in and the liabilities and closing costs of the Meigs, Muskingum and Windsor mines. The non-Ohio jurisdictional portion of shutdown costs for these mines which includes the investment in the mines, leased asset buy-outs, reclamation costs and employee benefits is estimated to be approximately $62 million after tax at December 31, 1999.

Open Access Transmission Tariff

    The Federal Energy Regulatory Commission (FERC) issued orders
888 and 889 in April 1996 which required each public utility that owns or controls interstate transmission facilities to file an open access network and point-to-point transmission tariff that offers services comparable to the utility's own uses of its transmission system. The orders also require utilities to functionally unbundle their services, by requiring them to use their own transmission service tariffs in making off-system and third-party sales. As part of the orders, the FERC issued a pro-forma tariff which reflects the Commission's views on the minimum non-price terms and conditions for non-discriminatory transmission service. The FERC orders also allow a utility to seek recovery of certain prudently-incurred stranded costs that result from unbundled transmission service.

    In July 1996, the AEP System companies filed an Open Access Transmission Tariff conforming with the FERC's pro-forma transmission tariff, subject to the resolution of certain pricing issues. The 1996 tariff incorporated transmission rates which were the result of a settlement of a pending rate case, but which were being collected subject to refund from certain customers who opposed the settlement and continued to litigate the reasonableness of AEP's transmission rates. On July 30, 1999, the FERC issued an order in the litigated rate case which would reduce AEP's rates for the affected customers below the settlement rate. AEP and certain of the affected customers have sought rehearing of the Commission's Order. The Company made a provision in September 1999 for its share of the refund including interest.

    On December 10, 1999, the AEP System filed a settlement agreement with the FERC resolving the issues on rehearing of the July 30, 1999 order. Under terms of the settlement, the AEP System will make refunds retroactive to September 7, 1993 to certain customers affected by the July 30, 1999 FERC order. The refunds will be made in two payments. The first payment was made on February 2, 2000 pursuant to a FERC order granting AEP's request to make interim refunds. The remainder will be paid after the FERC issues a final order and approves a compliance filing that the AEP System will make pursuant to the final order. In addition, a new rate was made effective January 1, 2000, subject to FERC approval, for all transmission service customers and a future rate was established to take effect upon the consummation of the AEP and Central and South West Corporation merger unless a superseding rate is made effective prior to the merger.

3. EFFECTS OF REGULATION:

    In accordance with SFAS 71 the consolidated financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates in the same accounting period. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's regulated rates be cost-based and the recovery of regulatory assets must be probable. Management has reviewed all the evidence currently available and concluded that the Company continues to meet the requirements to apply SFAS
71. In the event a portion of the Company's business no longer met those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and, if required, an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded cost. See Note 4 "Ohio Restructuring Legislation" for a discussion of deregulation of generation under an Ohio electric restructuring law.

    Recognized regulatory assets and liabilities are comprised of the following:
                                          December 31,
                                        1999        1998
                                         (In Thousands)
Regulatory Assets:
  Amounts Due From Customers
    For Future Income Taxes           $331,164    $370,468
  Deferred Fuel Costs                  180,336     110,602
  Unamortized Loss On
    Reacquired Debt                     15,666      14,996
  Other                                 49,924      55,710
    Total Regulatory Assets           $577,090    $551,776

Regulatory Liabilities:
  Deferred Investment Tax Credits     $ 35,838     $39,296
  Deferred Gains From Emission
    Allowance Sales*                    53,738      40,000
  Other*                                13,043       8,170
    Total Regulatory Liabilities      $102,619     $87,466

*Included in Deferred Credits on Consolidated Balance Sheets.


4. OHIO RESTRUCTURING LEGISLATION:

    The Ohio Electric Restructuring Act of 1999 (the Act) became law in October 1999. The Act provides for customer choice of electricity supplier, a residential rate reduction of 5% for the generation portion of rates and a freezing of generation rates including fuel rates beginning on January 1, 2001. The Act also provides for a five-year transition period to move from cost based rates to market pricing for generation services. It authorizes the PUCO to address certain major transition issues including unbundling of rates and the recovery of transition costs. Under the Act, transition costs can include regulatory assets, impairments of generating assets and other stranded costs, employee severance and retraining costs, consumer education costs and other costs. Stranded generation costs are those costs of generation above the market price for electricity that potentially would not be recoverable in a competitive market.

    Retail electric services that will be competitive are defined in the Act as electric generation service, aggregation service and power marketing and brokering. Under the legislation the PUCO is granted broad oversight responsibility and is required by the Act to promulgate rules for competitive retail electric generation service and transition plan filings. The Act also gives the PUCO authority to approve a transition plan for each electric utility company and sets a deadline of no later than October 31, 2000 for those approvals.

    The Act provides that electric utilities in Ohio with an opportunity to recover PUCO approved allowable transition costs through generation rates paid through December 31, 2005 by customers who do not switch generation suppliers and through a transition charge for customers who switch generation suppliers. Recovery of the regulatory asset portion of transition costs can, under certain circumstances, extend beyond the five-year transition period but cannot continue beyond December 31, 2010.

    The Act also provides for a reduction in property tax assessments, the imposition of franchise and income taxes, and the replacement of a gross receipts tax with a kilowatt-hour (kwh) based excise tax. The property tax assessment percentage on generation property will be lowered from 100% to 25% of value effective January 1, 2001 and electric utilities will become subject to the Ohio Corporate Franchise Tax and municipal income taxes on January 1, 2002. The last year for which electric utilities will pay the excise tax based on gross receipts is the tax year ending April 30, 2002. As of May 1, 2001 electric distribution companies will be subject to an excise tax based on kwh sold to Ohio customers. The gross receipts tax is paid at the beginning of the tax year, deferred as a prepaid expense and amortized to expense during the tax year pursuant to the tax law whereby the payment of the tax results in the privilege to conduct business in the year following the payment of the tax. The change in the tax law to impose an excise tax based on kwh sold to Ohio customers commencing before the expiration of the gross receipts tax privilege period will result in a 12 month period when the Company is recording as an expense both the gross receipts tax and the excise tax. In the Company's Ohio transition plan filing, recovery of $50 million was sought for this overlap of the gross receipts and excise taxes.

    The Company filed its transition plan with the PUCO on December 30, 1999. The filing included the following elements:

                      a rate unbundling plan including tariff
                      terms and conditions necessary for
                      restructuring,
                      a corporate separation plan,
                      an application for transition revenues,
                      a plan for independent operation of
                      transmission facilities and
                      other components for the implementation of restructuring.

    Under the rate unbundling plan in the transition plan filing, the Company will offer two transition period tariffs beginning January 1, 2001, the standard tariff and the open access distribution tariff. The proposed standard tariff applies to customers who do not choose an alternative energy supplier. This tariff schedule includes detailed charges for generation, transmission and distribution and riders to fund universal service, to promote energy efficiency and to recover regulatory assets and taxes. Taxes include charges for municipal income, excise and franchise taxes and tax credits for gross receipts and property taxes. For customers who choose an alternative electric supplier, the proposed open access distribution tariff will apply. This tariff includes charges for transmission and distribution and riders to fund universal service, to promote energy efficiency and to recover regulatory assets and taxes. These riders are the same as those in the standard tariff except there is no property tax credit.

    The Company's corporate separation plan proposal requires establishment of separate subsidiaries to own and operate the transmission and distribution assets. The Company will retain generation related assets. The separation plan will be implemented in a manner that recognizes the current overlap of financing arrangements. This would permit an orderly and economically efficient separation of generation from transmission and distribution so that additional transition costs can be minimized from premature unwinding of existing financial instruments. Prior to the actual legal separation, the Company will functionally separate generation from transmission and distribution.

    An application to receive transition revenues was included in the Company's transition plan filing. It requests recovery of stranded generation costs over a five year period and recovery of generation-related regulatory assets of $611 million over a 10-year period. The amount requested for recovery of regulatory assets includes current and new regulatory assets including those arising from compliance with the Act and closure of the affiliated mines.

    Included in the transition plan is a proposal to implement independent operation of the transmission system. The Company proposes to join a regional transmission organization whose approval is currently pending before the FERC. A project timeline for activities to implement operational support systems and other technical implementation issues to arrive at and support a competitive electricity market are included in the transition plan.

    The Company plans to provide severance, retraining, early retirement, retention, outplacement and other assistance for displaced employees. At this time no employees are identified as affected by electric utility restructuring. Consequently, recovery of such costs was not requested in transition revenues as filed with the transition plan.

    The transition plan includes a consumer education plan which will be implemented in conjunction with other electric utilities and the PUCO staff. The transition plan also has terms and conditions for changing suppliers and the commitment of time a customer must accept in a service contract which are two features necessary to accommodate restructuring.

    A proposed shopping incentive in the transition plan represents the lower of the market price or the unbundled generation rate in current tariff schedules.

    As discussed in Note 3, "Effects of Regulation," the Company defers as regulatory assets and liabilities certain expenses and revenues consistent with the regulatory process in accordance with SFAS 71. Management has concluded that as of December 31, 1999 the requirements to apply SFAS 71 continue to be met since the Company's rates for generation will continue to be cost-based regulated until the PUCO takes action on the transition plan and the proposed tariff schedules contained in it as provided in the Act. The establishment, on or before the October 31, 2000 deadline, of rates and charges under the transition plan should enable the Company to determine its ability to recover regulatory assets, transition costs and other stranded costs, a requirement to discontinue application of SFAS 71.

    When the transition plan and tariff schedules are approved, the application of SFAS 71 will be discontinued for the Ohio retail jurisdictional portion of the generation business. At that time the Company will have to write-off its Ohio jurisdictional generation-related regulatory assets to the extent that they cannot be recovered under the tariff schedules in the transition plan approved by the PUCO and record any asset impairments in accordance with SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." An impairment loss would be recorded to the extent that the cost of generating assets cannot be recovered through generation-related revenues during the transition period and future market prices. Until the PUCO completes its regulatory process and issues an order related to the Company's transition plan, it is not possible for management to determine if any of the Company's generating assets are impaired in accordance with SFAS 121. The amount of regulatory assets recorded on the books at December 31, 1999 applicable to the Ohio retail jurisdictional generating business is $361 million before related tax effects. Due to the planned closing of affiliated mines and other anticipated events, generation-related regulatory assets as of December 31, 2000 allocable to the Ohio retail jurisdiction are estimated to exceed $520 million, before income tax effects. Recovery of these regulatory assets and an estimated asset impairment are being sought as a part of the Company's Ohio transition plan filing.

    A determination of whether the Company will experience any asset impairment loss regarding its Ohio retail jurisdictional generating assets and any loss from a possible inability to recover Ohio generation-related regulatory assets and other transition costs cannot be made until the PUCO takes action on the Company's transition plan. Management is seeking full recovery of generation-related regulatory assets, stranded costs and other transition costs in its transition plan filing. The PUCO is required to complete its regulatory process including review of the Company's transition plan filing and issue a transition order no later than October 31, 2000. Should the PUCO fail to fully approve the Company's transition plan and its tariff schedules which include recovery of the Company's generation-related regulatory assets, stranded costs and other transition costs, it could have a material adverse effect on results of operations, cash flows and possibly financial condition.


5. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

    Substantial construction commitments have been made to support the Company's utility operations and are estimated to be $783 million for 2000-2002.

    In addition to fuel acquired from coal-mining subsidiaries and spot-markets, the Company has long-term fuel supply contracts with unaffiliated companies. The contracts generally contain clauses that provide for periodic price adjustments. The Company's retail jurisdictional fuel clause mechanism provides, with the PUCO's review and approval, for deferral and subsequent recovery or refund of changes in the cost of fuel. However, effective with restructuring in Ohio, which is effective on January 1, 2001, the fuel clause will be frozen and will eventually terminate on December 31, 2005 with the end of the transition period. As such the Company will be subject to market risk in the price of fuel after January 1, 2001. The unaffiliated fuel supply contracts are for various terms, the longest of which extends to 2012, and contain clauses that would release the Company from its obligation under certain force majeure conditions.

Federal EPA Complaint and Notice of Violation

    Under the Clean Air Act, if a plant undertakes a major modification that directly results in an emissions increase, permitting requirements might be triggered and the plant may be required to install additional pollution control technology. This requirement does not apply to activities such as routine maintenance, replacement of degraded equipment or failed components, or other repairs needed for the reliable, safe and efficient operation of the plant.

    On November 3, 1999 the Department of Justice, at the request of Federal EPA, filed a complaint in the U.S. District Court for the Southern District of Ohio that alleges the Company made modifications to generating units at certain of its coal-fired generating plants over the course of the past 25 years that extend unit operating lives or increase unit generating capacity without a preconstruction permit in violation of the Clean Air Act.
Federal EPA also issued Notices of Violation to other AEP companies alleging similar violations at certain AEP plants. A number of unaffiliated utilities also received Notices of Violation, complaints or administrative orders.

    The states of New Jersey, New York and Connecticut were subsequently granted leave to intervene in the Federal EPA's action against the Company under the Clean Air Act. On November 18, 1999 a number of environmental groups filed a lawsuit against power plants owned by the Company alleging similar violations to those in the Federal EPA complaint and Notices of Violation. This action has been consolidated with the Federal EPA action.

    The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit ($25,000 per day prior to January 30, 1997). Civil penalties, if ultimately imposed by the court, and the cost of any required new pollution control equipment, if the court accepts Federal EPA's contentions, could be substantial.

    Management believes its maintenance, repair and replacement activities were in conformity with the Clean Air Act and intends to vigorously pursue its defense of this matter.

    In the event the Company does not prevail, any capital and operating costs of additional pollution control equipment that may be required as well as any penalties imposed would adversely affect future results of operations, cash flows and possibly financial condition unless such costs can be recovered through regulated rates, and as generation is deregulated, future market prices for electricity.

Litigation

    The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance
(COLI) program should not be allowed. As a result of a suit filed in U.S. District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of COLI interest deductions through December 31, 1999 would reduce earnings by approximately $118 million (including interest).

    The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the consolidated balance sheets in other property and investments pending the resolution of this matter. The Company is seeking refund through litigation of all amounts paid plus interest.

    In order to resolve this issue, the Company filed suit against the United States in the U.S. District Court for the Southern District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deduction should be disallowed. Notwithstanding the Tax Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations, cash flows and possibly financial condition.

Other

    The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of these matters, it is not expected that their resolution will have a material adverse effect on the results of operations, cash flows or financial condition.


6.  SUBSEQUENT EVENT - NOx REDUCTIONS (March 3, 2000):

    On March 3, 2000, the U.S. Court of Appeals for the District of Columbia Circuit (Appeals Court) issued a decision generally upholding Federal EPA's final rule (the NOx rule) that requires substantial reductions in nitrogen oxide (NOx) emissions in 22 eastern states, including the states in which the Company's generating plants are located. A number of utilities, including the Company, had filed petitions seeking a review of the final rule in the Appeals Court. On May 25, 1999, the Appeals Court had indefinitely stayed the requirement that states develop revised air quality programs to impose the NOx reductions but did not, however, stay the final compliance date of May 1, 2003.

    On April 30, 1999, Federal EPA took final action with respect to petitions filed by eight northeastern states pursuant to the Clean Air Act (Section 126 Rule). The rule approved portions of the states' petitions and imposed NOx reduction requirements on AEP System generating units which are approximately equivalent to the reductions contemplated by the NOx Rule. The AEP System companies with generating plants, as well as other utility companies, filed a petition in the Appeals Court seeking review of Federal EPA's approval of the northeastern states' petitions. In 1999, three additional northeastern states and the District of Columbia filed petitions with Federal EPA similar to those originally filed by the eight northeastern states. Since the petitions relied in part on compliance with an 8-hour ozone standard remanded by the Appeals Court in May 1999, Federal EPA indicated its intent to decouple compliance with the 8-hour standard and issue a revised rule.

    On December 17, 1999, Federal EPA issued a revised Section 126 Rule not based on the 8-hour standard and ordered 392 industrial facilities, including certain coal-fired generating plants owned by the Company, to reduce their NOx emissions by May 1, 2003. This rule approves portions of the petitions filed by four northeastern states which contend that their failure to meet Federal EPA smog standards is due to emissions from upwind states' industrial and coal-fired generating facilities.

    Preliminary estimates indicate that compliance with the NOx rule upheld by the Appeals Court could result in required capital expenditures of approximately $624 million for the Company. Since compliance costs cannot be estimated with certainty, the actual cost to comply could be significantly different than the Company's preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers through regulated rates and/or reflected in the future market price of electricity if generation is deregulated, they will have an adverse effect on future results of operations, cash flows and possibly financial condition.


7. RELATED PARTY TRANSACTIONS:

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

    Operating revenues include revenues for capacity and energy supplied to the AEP Power Pool as follows:

                                  Year Ended December 31,
                                1999       1998       1997
                                       (In Thousands)

Capacity Revenues             $148,876   $150,378   $165,604
Energy Revenues                183,619    212,965    149,436

     Total                    $332,495   $363,343   $315,040


    Purchased power expense includes charges of $20.9 million in 1999, $18.2 million in 1998 and $26.4 million in 1997 for energy received from the Power Pool.

    The AEP Power Pool allocates operating revenues, purchased power expense and nonoperating income to the Company. Power marketing and trading operations, which are described in Note 1, are conducted by the AEP Power Pool and shared with the Company. Net trading transactions are included in operating revenues if the trading transactions are within the AEP Power Pool's traditional marketing area and are recorded in nonoperating income if the net trading transactions are outside of the AEP Power Pool's traditional marketing area. The total amounts allocated by the AEP Power Pool which includes amounts for power marketing and trading transactions, are as follows:

                             Year Ended December 31,
                            1999       1998      1997
                                  (in thousands)
Operating Revenues        $138,709   $176,710  $105,377
Purchased Power Expense     94,296    101,255    21,839
Nonoperating Income (Loss)   4,776    (10,136)      (72)

    Purchased power expense includes $25.6 million in 1999, $12 million in 1998 and $6.2 million in 1997 for energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the AEP Power Pool.

    Operating revenues include energy sold directly to Wheeling Power Company (WPCo) in the amounts of $55.6 million in 1999, $55.2 million in 1998 and $55.0 million in 1997. WPCo is an affiliated distribution utility that is not a member of the AEP Power Pool.

    The Company participates in the AEP Transmission Equalization Agreement along with other AEP System electric operating utility companies. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, since the Company's relative investment in transmission facilities is less than its relative peak demand, other operation expense includes equalization charges of $17.5 million, $16.9 million and $10.5 million in 1999, 1998 and 1997, respectively.

    Coal-transportation costs paid to affiliated companies aggre-gate approximately $9.1 million, $7.6 million and $8.5 million in 1999, 1998 and 1997, respectively. These charges are included in fuel expense. The prices charged by the affiliates for coal transportation services are computed in accordance with orders issued by the SEC.

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

    American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including the Company. The costs of the services are billed by AEPSC to its affiliated companies on a direct-charge basis whenever possible and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


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

    Severance accruals totaling $8.6 million were recorded in December 1998 for reductions in power generation and energy delivery staffs and were charged to other operation expense in the Consolidated Statements of Income. In the first quarter of 1999 the power generation and energy delivery staff reductions were made. The amount of severance benefits paid was not significantly different from the amount accrued.


9. BENEFIT PLANS:

    The Company and its subsidiaries participate in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the United Mine Workers of America (UMWA) pension plans. Net pension costs (credits) for the AEP System pension plan for the years ended December 31, 1999 and 1997 were $(5.0) million and $1.4 million, respectively. There were no pension costs in 1998.

    Postretirement benefits other than pensions are provided for retired employees for medical and death benefits under an AEP System plan. Postretirement medical benefits for UMWA employees who have or will retire after January 1, 1976 are the liabilities of the Company's coal-mining subsidiaries. The annual accrued costs for postretirement medical and death benefits were $52.5 million in 1999, $54.6 million in 1998 and $30.1 million in 1997.


    A defined contribution employee savings plan required that the Company make contributions to the plan of $3.7 million in 1999 and $4 million each year in 1998 and 1997.

Other UMWA Benefits

    The Company provides UMWA pension, health and welfare benefits for certain unionized mining employees, retirees, and their survivors who meet eligibility requirements. The benefits are administered by UMWA trustees and contributions are made to their trust funds. Contributions based on hours worked are expensed as paid as part of the cost of active mining operations and were not material in 1999, 1998 and 1997. Based upon the UMWA actuarial estimate, the Company's share of the unfunded pension liability was $16.5 million at June 30, 1999. In the event the Company should significantly reduce or cease mining operations or contributions to the UMWA trust funds, a withdrawal obligation will be triggered for the pension that equals the unfunded pension liability. If the Meigs mining operations had been closed on December 31, 1999 the estimated annual liability for the UMWA health and welfare plans would have been approximately $1 million.


10. SEGMENT INFORMATION:

    Effective December 31, 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has one reportable segment, a regulated vertically integrated electricity generation and energy delivery business. All other activities are insignificant. The Company's operations are managed on an integrated basis because of the substantial impact of bundled cost-based rates and regulatory oversight on business processes, cost structures and operating results. Included in the regulated electric utility segment is the power marketing and trading activities that are discussed in Note
1 and the Company's coal mining activities. For the years ended December 31, 1999, 1998 and 1997, all of the Company's revenues are derived from the generation, sale and delivery of electricity in the United States.


11. FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT:

    The Company is subject to market risk as a result of changes in electricity commodity prices and interest rates. The Company through its membership in the AEP Power Pool participates in a power marketing and trading operation that manages the exposure to electricity commodity price movements using physical forward purchase and sale contracts at fixed and variable prices, and financial derivative instruments including exchange traded futures and options, over-the-counter options, swaps and other financial derivative contracts at both fixed and variable prices. Physical forward electricity contracts within the AEP System's traditional marketing area are recorded on a net basis as operating revenues in the month when the physical contract settles. The Company's share of the net gains from these regulated transactions for the year ended December 31, 1999 and 1998 was $6 million and $31 million, respectively. These activities were not material in 1997.

    Non-regulated physical forward electricity contracts outside
AEP's traditional marketing area and all financial electricity trading transactions where the underlying physical commodity is outside AEP's traditional marketing area are recorded in non-operating income. Non-regulated open trading contracts are accounted for on a mark-to-market basis in nonoperating income.
The Company's share of the net gains (losses) from these non-regulated trading transactions for the year ended December 31, 1999 and 1998 was $5 million and $(10) million, respectively.

    In the first quarter of 1999 the Company adopted EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The EITF requires that all energy trading contracts be marked-to-market. The effect on the Consolidated Statements of Income of marking open trading contracts to market is deferred as regulatory assets or liabilities for those open trading transactions within the AEP Power Pool's marketing area that are included in the cost of service on a settlement basis for rate-making purposes. The unrealized mark-to-market gains and losses from trading of financial instruments are reported as assets and liabilities, respectively. These activities were not material in prior periods.

    The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has both fixed and variable interest rates with terms from one day to 39 years and an average duration of six years at December 31, 1999. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period.

Market Valuation

    The book value amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments.

    The book value amounts and fair values of the Company's significant financial instruments at December 31, 1999 and 1998 are summarized in the following table. The fair values of long-term debt and preferred stock are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. The fair value of those financial instruments that are marked-to-market are based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and valuation methodology. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                                1999                     1998
                       Book Value  Fair Value   Book Value  Fair Value
                           (in thousands)           (in thousands)
Non-Derivatives
Long-term Debt         $1,151,511  $1,027,000   $1,084,928  $1,140,000

Preferred Stock             8,850       8,500       11,850      12,200

Derivatives
                             1999                             1998
                Notional   Fair     Average      Notional   Fair     Average
                 Amount    Value   Fair Value     Amount    Value   Fair Value
                                   (Dollars in thousands)
Trading Assets
Electric          GWH                              GWH
  NyMex Future
   and Options       61  $    583  $    286        -       $  -       $  -
  Physicals      18,753   155,507   146,395      15,990     12,800     11,100
  Options         1,673     9,672     9,936       1,058      8,200     21,000
  Swaps              48       987       967          76        900        300

Trading Liabilities

Electric          GWH                              GWH
  NyMex Future
   and Options     -    $    -    $    -            193   $ (2,100)  $   (500)
  Physicals      20,171  (143,440) (135,015)     15,753    (14,700)   (12,700)
  Options         2,403   (11,506)   (7,084)        802     (7,300)   (21,400)
  Swaps              49    (1,846)   (1,829)        133     (2,100)      (500)

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

12. FEDERAL INCOME TAXES:
    The details of federal income taxes as reported are as follows:

                                                                       Year Ended December 31,
                                                              1999                  1998         1997
                                                                           (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                   $133,862              $118,189    $116,795
  Deferred                                                     4,205                 3,907      11,257
  Deferred Investment Tax Credits                             (1,825)               (1,827)     (1,829)
           Total                                             136,242               120,269     126,223
Charged (Credited) to Nonoperating Income (net):
  Current                                                     (3,256)               (5,619)        624
  Deferred                                                      (539)                 (865)     (3,630)
  Deferred Investment Tax Credits                             (1,633)               (1,698)     (1,658)
           Total                                              (5,428)               (8,182)     (4,664)
Total Federal Income Taxes as Reported                      $130,814              $112,087    $121,559

    The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                           Year Ended December 31,
                                                   1999             1998          1997
                                                                (in thousands)
Net Income                                      $212,157        $209,925      $208,689
Federal Income Taxes                             130,814         112,087       121,559
Pre-tax Book Income                             $342,971        $322,012      $330,248

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                          $120,040        $112,704      $115,587
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                  17,517          16,693        15,961
    Corporate Owned Life Insurance                   198          (5,238)       (7,179)
    Investment Tax Credits (net)                  (3,458)         (3,525)       (3,487)
    Other                                         (3,483)         (8,547)          677
Total Federal Income Taxes as Reported          $130,814        $112,087      $121,559

Effective Federal Income Tax Rate                  38.1%           34.8%          36.8%

    The following tables show the elements of the net deferred tax liability and the significant temporary difference giving rise to such deferrals:
                                      December 31,
                                    1999       1998
                                     (in thousands)

Deferred Tax Assets              $ 234,826  $ 197,552
Deferred Tax Liabilities          (911,286)  (909,465)
  Net Deferred Tax Liabilities   $(676,460) $(711,913)

Property Related Temporary
  Differences                    $(599,863) $(621,562)
Amounts Due From Customers For
  Future Federal Income Taxes     (108,185)  (122,583)
Deferred Fuel                      (62,832)   (34,475)
Post Retirement Benefits            44,483     29,667
Deferred State Income Taxes        (22,124)   (20,107)
All Other (net)                     72,061     57,147
  Net Deferred Tax Liabilities   $(676,460) $(711,913)

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

    The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading "Litigation" in Note 5, management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.


13. COMMON SHAREHOLDER'S EQUITY:

    In 1999, 1998 and 1997 net changes to paid-in capital of $41,000, $39,000 and $1.6 million, respectively, represented gains and expenses associated with cumulative preferred stock transactions. At December 31, 1999, there were no dividend restrictions on retained earnings. Regulatory approval is required to pay dividends out of paid-in capital.


14. CUMULATIVE PREFERRED STOCK:

    At December 31, 1999, authorized shares of cumulative preferred stock were as follows:

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

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
          Call Price                                            Shares              Amount
         December 31,    Par    Number of Shares Redeemed     Outstanding        December 31,
Series       1999       Value     Year Ended December 31,  December 31, 1999    1999       1998
                                1999      1998      1997                        (in thousands)
4.08%       $103        $100      373       425     27,182      14,595       $ 1,460     $ 1,497
4.20%        103.20      100     -         -        28,875      23,100         2,310       2,310
4.40%        104         100      330       200     55,889      31,944         3,194       3,227
4-1/2%       110         100    3,631     1,096     97,949      99,727         9,973      10,336
                                                                             $16,937     $17,370

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                           Shares                  Amount
                 Par     Number of Shares Redeemed       Outstanding            December 31,
Series (a)      Value      Year Ended December 31,    December 31, 1999      1999          1998
                          1999      1998      1997                             (in thousands)
5.90% (b)       $100      10,000   -         321,500         72,500         $7,250      $ 8,250
6.02% (c)        100      20,000   -         364,000         11,000          1,100        3,100
6.35% (c)        100        -      -         295,000          5,000            500          500
                                                                            $8,850      $11,850

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

15.  LONG-TERM DEBT AND LINES OF CREDIT:

    Long-term debt by major category was outstanding as follows:

                                   December 31,
                               1999           1998
                                 (in thousands)

First Mortgage Bonds         $  323,772   $  413,113
Installment Purchase
  Contracts                     233,025      232,722
Senior Unsecured Notes          408,671      234,266
Notes Payable                    30,000       30,000
Junior Debentures               131,860      131,740
Other                            24,183       43,087
                              1,151,511    1,084,928
Less Portion Due Within
  One Year                       11,677       11,472
  Total                      $1,139,834   $1,073,456

    First mortgage bonds outstanding were as follows:

                                   December 31,
                               1999           1998
                                  (in thousands)
% Rate    Due
6.75      2003 - April 1     $ 40,000       $ 40,000
6.875     2003 - June 1          -            40,000
6.55      2003 - October 1     32,135         40,000
6.00      2003 - November 1    25,000         25,000
6.15      2003 - December 1    50,000         50,000
8.80      2022 - February 10   50,000         50,000
7.75      2023 - April 1       40,000         40,000
7.85      2023 - June 1          -            40,000
7.375     2023 - October 1     40,000         40,000
7.10      2023 - November 1    23,000         25,000
7.30      2024 - April 1       25,000         25,000
Unamortized Discount (net)     (1,363)        (1,887)
  Total                      $323,772       $413,113

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

  Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                   December 31,
                               1999           1998
                                 (in thousands)
Ohio Air Quality Development
 7.4% Series B
  due 2009 - August 1        $   -          $ 50,000
 5.15% Series C
  due 2026 - May 1             50,000           -
Mason County, West Virginia:
 5.45% Series B
  due 2016 - December 1        50,000         50,000
Marshall County, West
 Virginia:
 5.45% Series B
  due 2014 - July 1            50,000         50,000
 5.90% Series D
  due 2022 - April 1           35,000         35,000
 6.85% Series C
  due 2022 - June 1            50,000         50,000
Unamortized Discount           (1,975)        (2,278)
    Total                    $233,025       $232,722

  Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

  Senior unsecured notes are as follows:

                                    December 31,
                                  1999        1998
                                   (in thousands)
% Rate     Due
6.75%      2004 - July 1         $100,000   $   -
7.00%      2004 - July 1           75,000       -
6.73       2004 - November 1       48,000     48,000
6.24       2008 - December 4       50,000     50,000
7-3/8      2038 - June 30         140,000    140,000
Unamortized Discount               (4,329)    (3,734)
    Total                        $408,671   $234,266

  Notes payable outstanding are as follows:

                                    December 31,
                                  1999        1998
                                   (in thousands)
% Rate      Due
6.20        2001 - January 31    $ 5,000    $ 5,000
6.20        2001 - January 31      7,000      7,000
6.20        2001 - January 31     18,000     18,000
Total                            $30,000    $30,000

  Junior debentures outstanding were as follows:

                                   December 31,
                               1999           1998
                                 (in thousands)
8.16% Series A
  due 2025 - September 30   $ 85,000        $ 85,000
7.92% Series B
  due 2027 - March 31         50,000          50,000
Unamortized Discount          (3,140)         (3,260)
    Total                   $131,860        $131,740

  Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

  Finance obligations were entered into by the Company's coal mining subsidiaries for mining facilities and equipment through sale and leaseback transactions. In accordance with SFAS 98, the transactions did not qualify as sales and leasebacks for accounting purposes and therefore are shown as other long-term debt. The terms on the remaining long-term debt obligation including renewals end on December 24, 2001 and contains a bargain purchase option at expiration of the agreement. At December 31, 1999 the interest rate was 6.98%.

  At December 31, 1999, future annual long-term debt payments are as follows:
                                       Amount
                                   (in thousands)

  2000                               $   11,677
  2001                                   42,506
  2002                                     -
  2003                                  147,135
  2004                                  223,000
  Later Years                           738,000
    Total Principal Amount            1,162,318
      Unamortized Discount              (10,807)
        Total                        $1,151,511

  Short-term debt borrowings are limited by provisions of the 1935 Act to $450 million. Lines of credit are shared with other AEP System companies and at December 31, 1999 and 1998 were available in the amounts of $1,056 million and $763 million, respectively. The short-term bank lines of credit require payment of facility fees and do not require compensating balances. Outstanding short-term debt consisted of:

                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate

December 31, 1999:
  Notes Payable            $  5,400         7.2%
  Commercial Paper          189,518         6.6%
    Total                  $194,918         6.6%
December 31, 1998:
  Commercial Paper         $123,005         6.0%


16. SUPPLEMENTARY INFORMATION:

                            Year Ended December 31,
                          1999       1998       1997
                                (in thousands)
Cash was paid for:
  Interest (net of
    capitalized
    amounts)             $78,739   $ 79,667   $ 81,594
  Income Taxes            94,606    118,548    127,719
Noncash Acquisitions
  Under Capital Leases    28,561     29,938     53,389


17. LEASES:

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

  Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                             Year Ended December 31,
                             1999      1998      1997
                                 (in thousands)

Lease Payments on
  Operating Leases         $ 60,026  $ 59,141  $62,260
Amortization of Capital
 Leases                      35,622    36,585   25,275
Interest on Capital Leases    9,552    14,309    9,445
  Total Lease Rental Costs $105,200  $110,035  $96,980

  Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:

                                                   December 31,
                                                  1999      1998
                                                  (in thousands)

Electric Utility Plant Under Capital Leases:
  Production Plant                              $ 24,428 $ 23,833
  General Plant (including mining assets)        194,172  187,925
      Total Electric Utility Plant Under
        Capital Leases                           218,600  211,758
  Accumulated Amortization                        90,154   77,131
      Net Electric Utility Plant Under
        Capital leases                           128,446  134,627
Net Other Property Under Capital Leases            8,097    8,008
      Net Property Under Capital Leases         $136,543 $142,635

Obligations Under Capital Leases*:
  Noncurrent Liability                          $102,259 $114,325
  Liability Due Within One Year                   34,284   28,310
Total Capital Lease Obligations                 $136,543 $142,635

* Represents the present value of future minimum lease payments.

  Noncurrent capital lease obligations are included in other noncurrent liabilities on the Consolidated Balance Sheets.
Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

  Future minimum lease payments consisted of the following at
December 31, 1999:
                                    Non-Cancelable
                           Capital    Operating
                           Leases       Leases
                             (in thousands)

  2000                     $ 42,743    $ 51,597
  2001                       36,158      51,202
  2002                       18,679      50,903
  2003                       16,984      50,587
  2004                       13,401      50,672
  Later Years                42,879     353,240
  Total Future Minimum      170,844
   Lease Payments                      $608,201
  Less Estimated
   Interest Element          34,301
  Estimated Present Value
   of Future Minimum
   Lease Payments          $136,543


18. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                                  (in thousands)
1999
 March 31                $518,221    $78,956   $60,821
 June 30                  498,587     73,328    51,865
 September 30             544,451     72,858    56,233
 December 31              478,004     63,687    43,238

1998
 March 31                $515,672    $79,069   $60,436
 June 30                  523,671     69,865    53,059
 September 30             597,812     88,838    65,961
 December 31              468,392     51,600    30,469


Fourth quarter 1998 net income declined primarily as a result of unseasonably mild weather and severance accruals for staff reductions.

INDEPENDENT AUDITORS' REPORT






To the Shareholders and Board of
Directors of Ohio Power Company:

We have audited the accompanying consolidated balance sheets of Ohio Power Company and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1999.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP
Columbus, Ohio
February 22, 2000
(March 3, 2000 as to Note 6)